Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
This draft registration statement has not been publicly filed with the Securities and Exchange Commission, and all information herein remains strictly confidential.

As Confidentially Submitted to the Securities and Exchange Commission on August 15, 2018
File No. 001-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

BANK FIRST NATIONAL CORPORATION
(Exact name of registrant as specified in its charter)

Wisconsin	39-1435359
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
402 North 8th Street Manitowoc, Wisconsin	54220
(Address of principal executive offices)	(Zip Code)
Registrant’s telephone number, including area code: (920) 652-3100
Copies to:
Kelly Dvorak General Counsel Bank First National Corporation 402 North 8th Street Manitowoc, Wisconsin 54220 (920) 652-3100	Mark C. Kanaly David S. Park Alston & Bird LLP One Atlantic Center 1201 West Peachtree Street Atlanta, Georgia 30309 (404) 881-7000
Securities to be registered pursuant to Section 12(b) of the Act:
Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, $0.01 par value per share	NASDAQ Capital Market
Securities to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of  “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act:
Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
i

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Cautionary Note Regarding Forward-Looking Statements
Certain statements contained in this registration statement are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (“Securities Act”), and Section 21E of the Securities and Exchange Act of 1934, as amended (“Exchange Act”). These forward-looking statements include statements relating to our projected growth, anticipated future financial performance, financial condition, credit quality and management’s long-term performance goals, as well as statements relating to the anticipated effects on our business, financial condition and results of operations from expected developments or events, our business, growth and strategies. These statements, which are based on certain assumptions and estimates and describe our future plans, results, strategies and expectations, can generally be identified by the use of the words and phrases “may,” “will,” “should,” “could,” “would,” “goal,” “plan,” “potential,” “estimate,” “project,” “believe,” “intend,” “anticipate,” “expect,” “target,” “aim,” “predict,” “continue,” “seek,” “projection” and other variations of such words and phrases and similar expressions.
We have made the forward-looking statements in this registration statement based on assumptions and estimates that we believe to be reasonable in light of the information available to us at this time. However, these forward-looking statements are subject to significant risks and uncertainties, and could be affected by many factors. Factors that could have a material adverse effect on our business, financial condition, results of operations and future growth prospects can be found in the “Risk factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this registration statement and elsewhere in this registration statement. These factors include, but are not limited to, the following:
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business and economic conditions nationally, regionally and in our target markets, particularly in Wisconsin and the geographic areas in which we operate;

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concentration of our loan portfolio in real estate loans and changes in the prices, values and sales volumes of commercial and residential real estate;

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the concentration of our business within our geographic areas of operation in Wisconsin;

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credit and lending risks associated with our commercial real estate, commercial and industrial, and construction and development portfolios;

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disruptions to the credit and financial markets, either nationally or globally;

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increased competition in the banking and mortgage banking industry, nationally, regionally or locally;

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our ability to execute our business strategy to achieve profitable growth;

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the dependence of our operating model on our ability to attract and retain experienced and talented bankers in each of our markets;

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risks that our cost of funding could increase, in the event we are unable to continue to attract stable, low-cost deposits and reduce our cost of deposits;

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our ability to increase our operating efficiency;

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failure to keep pace with technological change or difficulties when implementing new technologies;

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weakness in the real estate market, including the secondary residential mortgage market, which can affect, among other things, the value of collateral securing mortgage loans, mortgage loan originations and delinquencies, profits on sales of mortgage loans, and the value of mortgage servicing rights;

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our ability to attract and maintain business banking relationships with well-qualified businesses, real estate developers and investors with proven track records in our market areas;

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our ability to attract sufficient loans that meet prudent credit standards, including in our commercial and industrial and owner-occupied commercial real estate loan categories;

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
•
failure to maintain adequate liquidity and regulatory capital and comply with evolving federal and state banking regulations;

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inability of our risk management framework to effectively mitigate credit risk, interest rate risk, liquidity risk, price risk, compliance risk, operational risk, strategic risk and reputational risk;

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develop new, and grow our existing, streams of noninterest income;

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oversee the performance of third party service providers that provide material services to our business;

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maintain expenses in line with their current projections;

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our dependence on our management team and our ability to motivate and retain our management team;

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risks related to our acquisition of Waupaca Bancorporation, Inc.;

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risks related to any future acquisitions, including failure to realize anticipated benefits from future acquisitions;

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inability to find acquisition candidates that will be accretive to our financial condition and results of operations;

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system failures, data security breaches, including as a result of cyber-attacks, or failures to prevent breaches of our network security or that of our data processing subsidiary UFS, LLC;

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data processing system failures and errors;

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fraudulent and negligent acts by our clients, employees or vendors;

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our financial reporting controls and procedures’ ability to prevent or detect all errors or fraud;

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fluctuations in the market value and its impact in the securities held in our securities portfolio;

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the adequacy of our reserves (including allowance for loan and lease losses (“ALLL”)) and the appropriateness of our methodology for calculating such reserves;

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increased loan losses or impairment of goodwill and other intangibles;

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the makeup of our asset mix and investments;

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our focus on small and mid-sized businesses;

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an inability to raise necessary capital to fund our growth strategy, operations or to meet increased minimum regulatory capital levels;

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the sufficiency of our capital, including sources of such capital and the extent to which capital may be used or required;

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interest rate shifts and its impact on our financial condition and results of operation;

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the expenses that we will incur to operate as a public company and our inexperience complying with the requirements of being a public company;

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the institution and outcome of litigation and other legal proceeding against us or to which we become subject;

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changes in our accounting standards;

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the impact of recent and future legislative and regulatory changes, including the adoption and implementation of the Dodd-Frank Act;

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examinations by our regulatory authorities, including the possibility that the regulatory authorities may, among other things, require us to increase our ALLL or write-down assets or otherwise impose restrictions or conditions on our operations, including, but not limited to, our ability to acquire or be acquired;

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
•
governmental monetary and fiscal policies;

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changes in the scope and cost of Federal Deposit Insurance Corporation (“FDIC”) insurance and other coverage; and

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other factors and risks described under the “Risk factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections herein.

Because of these risks and other uncertainties, our actual results, performance or achievement, or industry results, may be materially different from the anticipated or estimated results discussed in the forward-looking statements in this registration statement. Our past results of operations are not necessarily indicative of our future results. You should not rely on any forward-looking statements, which represent our beliefs, assumptions and estimates only as of the dates on which they were made, as predictions of future events. We undertake no obligation to update these forward-looking statements, even though circumstances may change in the future, except as required under federal securities law. We qualify all of our forward-looking statements by these cautionary statements.
Explanatory Note
Bank First National Corporation is filing this General Form for Registration of Securities on Form 10 to register Bank First National Corporation’s common stock, par value $0.01 per share, pursuant to Section 12(b) of the Exchange Act. Once this registration statement is deemed effective, Bank First National Corporation will be required to file annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, and to comply with all other obligations of the Exchange Act applicable to issuers filing registration statements pursuant to Section 12(b) of the Exchange Act.
Unless the context indicates otherwise, all references in this registration statement to “we,” “us,” and “our” refer to Bank First National Corporation and our wholly-owned banking subsidiary, Bank First National, a national banking association, except that in the discussion of our capital stock and related matters, these terms refer solely to Bank First National Corporation and not to Bank First National. All references to the “Company” refer to Bank First National Corporation only, and all references to the “Bank” refer to Bank First National only.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
ITEM 1.    BUSINESS
General Overview
Bank First National Corporation is a Wisconsin corporation that was organized in April 1982 to serve as the holding company for Bank First National, a national banking association founded in 1894. The Bank is a wholly-owned subsidiary of the Company. The Company and the Bank are headquartered in Manitowoc, Wisconsin, and the Bank is a member of the Board of Governors of the Federal Reserve System (the “Federal Reserve”) and regulated by the Office of the Comptroller of the Currency (the “OCC”). The Bank has eighteen (18) offices, including its headquarters, in Manitowoc, Outagamie, Brown, Winnebago, Sheboygan, Waupaca, and Barron counties in the State of Wisconsin. We serve businesses, professionals and consumers with a wide variety of financial services, including retail and commercial banking. Some of the products that we offer include checking accounts, savings accounts, money market accounts, cash management accounts, certificates of deposit, commercial and industrial loans, commercial real estate loans, construction and development loans, residential mortgages, consumer loans, credit cards, online banking, telephone banking and mobile banking.
The Bank has three subsidiaries: UFS, LLC, Bank First Investments, Inc. and TVG Holdings, Inc. UFS, LLC is a Wisconsin limited liability company organized in 1991, in which the Bank is a 49.8% member. UFS, LLC provides core data processing and information technology services to the Bank and many other community banks in and around Wisconsin. Bank First Investments, Inc. is a Wisconsin corporation organized in 2011, and is wholly-owned by the Bank. Bank First Investments, Inc.’s purpose is to provide investment and safekeeping services to the Bank. TVG Holdings, Inc. is a Wisconsin corporation organized in 2009. It is a wholly-owned subsidiary of the Bank, and its purpose is to hold the Bank’s 30% ownership interest in Ansay & Associates, LLC. Ansay & Associates, LLC is one of the nation’s largest independent insurance providers, and the Bank’s minority ownership of Ansay & Associates, LLC allows the Bank to provide diversified services to our customers without the risk and expense of an in-house insurance department. Aside from the Bank, the Company also has another wholly-owned subsidiary, Veritas Asset Holdings, LLC, a troubled asset liquidation company.
As of June 30, 2018, we had total consolidated assets of  $1.7 billion, total loans of  $1.4 billion, total deposits of  $1.5 billion and total stockholders’ equity of  $165.2 million. The Bank employs approximately 248 full-time equivalent employees (“FTE”), and has an assets-to-FTE ratio of approximately $7.4 million. For more information, see the Bank’s website at www.bankfirstnational.com.
Waupaca Acquisition
On October 27, 2017, the Company completed a merger with Waupaca Bancorporation, Inc. (“Waupaca”), a bank holding company headquartered in Waupaca, Wisconsin, pursuant to the Agreement and Plan of Bank Merger, dated as of May 11, 2017 and as amended on July 20, 2017, by and among the Company, BFNC Merger Sub, LLC, a wholly-owned subsidiary of the Company, and Waupaca, whereby Waupaca merged with and into the Company, and First National Bank, Waupaca’s wholly-owned banking subsidiary, was merged with and into the Bank. Waupaca’s principal activity was the ownership and operation of First National Bank, a national banking institution that operated eight (8) branches in Wisconsin at the time of closing. The merger consideration totaled approximately $78,060,000, 70% of which was distributed in cash and 30% of which was distributed in the form of Company common stock.
Strategic Plan
The Bank is a relationship-based community bank focused on providing innovative products and services that are value driven. The Bank’s culture celebrates diversity, creativity, and responsiveness, with the highest ethical standards. Employees are encouraged and empowered to develop their careers and always do the right thing. We maintain a strong credit culture as a foundation of sound asset quality, and we embrace innovation and provide the solutions our customers need and expect. The Bank’s vision is to remain an independent community bank and plans to sustain its independence by remaining one of the top-performing provider of financial services in Wisconsin. The Bank focuses on creating value for the communities and customers it serves to provide exceptional return for our shareholders, and also growing

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
relationship deposits and lending those funds to invest in and support the communities the Bank serves, ultimately yielding superior growth in earnings per share.
Our strategic priorities are organized around the CAMELS ratings, including Capital, Asset Quality, Management, Earnings, Liquidity, and Sensitivity to Market Rates. Under the heading of Capital, our priorities include review of our capital strategy, reducing problem loans to enhance capital, exploring contingency capital options, and listing on the NASDAQ to enhance liquidity and currency for future potential mergers and acquisitions. Under the heading of Asset Quality, our priorities include infusing our credit culture in our Western Region, developing a current expected credit loss model, restructuring our credit department, restructuring our commercial loan operations department, and continuing to leverage investments in the special assets group to reduce the level of non-performing assets. Under the heading of Management, our priorities are to restructure the compliance department, restructure the information technology function with a focus on cybersecurity, to consistently improve our employee experience and engagement throughout the organization, to improve role clarity within the senior management team, and to add depth to the succession plan. Under the Earnings heading, our priorities are to grow deeper and wider relationships with our existing customers, to develop a strategy to develop our millennial customer base, to continue exploring opportunities for mergers and acquisitions and de novo growth, and to build our agriculture banking department. Under the Liquidity heading, our priorities are to maintain stable core deposits, with an emphasis on demand deposit accounts, to expand our treasury management capabilities, and to explore additional liquidity options. Finally, under the heading of Sensitivity to Market Rates, our priorities include continuing to emphasize relationship-based banking, developing asset liability management strategies, and continuing to adjust our investment portfolio model to eliminate optionality.
Our strategic plan includes the following measures of long-term success: (i) earnings per share growth; (ii) return on assets; (iii) total risk-based ratio; (iv) assets to FTE ratio; (v) core deposit growth; and (vi) classified assets to total risk-based capital ratio.
Our Market Area
Our market areas cover primarily mid-east Wisconsin, with one office in western Wisconsin. The counties in our market areas include: Barron, Brown, Manitowoc, Outagamie, Sheboygan, Waupaca and Winnebago. Our main office is located at 402 N. 8th Street, Manitowoc, Wisconsin.
The seven counties in which the Bank has offices have an estimated aggregate population of 886,925, based on 2010 U.S. Census data, and total deposits of approximately $18.4 billion as of June 30, 2017, according to the most recent data published by the FDIC. Manitowoc County, which is home to six (6) of the Bank’s eighteen (18) offices, has a population of 81,442 (according to 2010 U.S. Census data), and total deposits of about $1.9 billion as of June 30, 2017. As of June 30, 2018, approximately $538.2 million of the Bank’s total deposits, or 28.3% of the market share, were located in Manitowoc County. Sheboygan County, home to two (2) of the Bank’s offices, has a population of 115,507 (according to 2010 U.S. Census data), and total deposits of about $1.9 billion as of June 30, 2017. As of June 30, 2018, approximately $370 million of the Bank’s total deposits, or 19.5% of the market share, were located in Sheboygan County. Waupaca County, home to four (4) of the Bank’s branches, has a population of 52,410 (according to 2010 U.S. Census data), and total deposits of about $906 million as of June 30, 2017. As of June 30, 2018, approximately $239 million of the Bank’s total deposits, or 26.4% of the market share, were located in Waupaca County. Brown County, home to two (2) of the Bank’s branches, has a population of 248,007 (according to 2010 U.S. Census data), and total deposits of about $7.0 billion as of June 30, 2017. As of June 30, 2018, approximately $144 million of the Bank’s total deposits, or 2.1% of the market share, were located in Brown County. Outagamie County, home to two (2) of the Bank’s branches, has a population of 176,695 (according to 2010 U.S. Census data), and total deposits of about $3.6 billion as of June 30, 2017. As of June 30, 2018, approximately $76 million of the Bank’s total deposits, or 2.1% of the market share, were located in Outagamie County. Winnebago County, home to one (1) Bank office, has a population of 166,994 (according to 2010 U.S. Census data), and total deposits of about $2.0 billion as of June 30, 2017. As of June 30, 2018, approximately $69.26 million of the Bank’s total deposits, or 3.5% of the market share, were located in Winnebago County. Finally, Barron County, home to one (1) Bank office, has a population of 45,870 (according to 2010 U.S. Census data), and total deposits of about $975 million, as of June 30, 2017. As of June 30, 2018, approximately $35 million of the Bank’s total deposits, or 3.7% of the market share, were located in Barron County.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
The economies of our primary markets in Manitowoc, Sheboygan, and Waupaca counties are largely driven by the food service, manufacturing, insurance, and healthcare industries. Companies with their headquarters in this area include Lakeside Foods, Point Beach Nuclear Plant, Acuity Insurance, Kohler Co., Johnsonville Sausage, Bemis, and Sargento Foods. In addition, Brown County is home to Green Bay, a major Wisconsin city, with a thriving tourism industry. The region also includes a number of higher education centers, including state universities and technical colleges.
Competition
The banking business is highly competitive, and we face competition in our market areas from many other local, regional, and national financial institutions. Competition among financial institutions is based on interest rates offered on deposit accounts, interest rates charged on loans, other credit and service charges relating to loans, the quality and scope of the services rendered, the convenience of banking facilities, and, in the case of loans to commercial borrowers, relative lending limits. We compete with commercial banks, credit unions, savings institutions, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds and other mutual funds, as well as regional and national financial institutions that operate offices in our market areas and elsewhere. The competing major commercial banks have greater resources that may provide them a competitive advantage by enabling them to maintain numerous branch offices, mount extensive advertising campaigns and invest in new technologies. The increasingly competitive environment is the result of changes in regulation, changes in technology and product delivery systems, additional financial service providers, and the accelerating pace of consolidation among financial services providers.
The financial services industry could become even more competitive as a result of legislative, regulatory and technological changes and continued consolidation. Banks, securities firms and insurance companies can merge under the umbrella of a financial holding company, which can offer virtually any type of financial service, including banking, securities underwriting, insurance (both agency and underwriting) and merchant banking. Also, technology has lowered barriers to entry and made it possible for non-banks to offer products and services traditionally provided by banks, such as automatic transfer and automatic payment systems.
Some of our non-banking competitors have fewer regulatory constraints and may have lower cost structures. In addition, some of our competitors have assets, capital and lending limits greater than that of the Bank, have greater access to capital markets and offer a broader range of products and services than the Bank. These institutions may have the ability to finance wide-ranging advertising campaigns and may also be able to offer lower rates on loans and higher rates on deposits than we can offer. Some of these institutions offer services, such as international banking, which we do not directly offer, except for a limited suite of services such as international wires and currency exchange.
We compete with these institutions by focusing on our position as an independent, community bank and rely upon local promotional activities, personal relationships established by our officers, directors, and employees with our customers, and specialized services tailored to meet the needs of the communities served. We provide innovative products to our customers that are value-driven. We actively cultivate relationships with our customers that extend beyond a single loan to a full suite of products that serve the needs of our retail and commercial customers. Our goal is to develop long-standing connections with our customers and the communities that we serve. While our position varies by market, our management believes that it can compete effectively as a result of local market knowledge, local decision making, and awareness of customer needs.
Our Business
General
We emphasize a range of lending services, including commercial and residential real estate loans, construction and development loans, commercial and industrial loans and consumer loans. Our customers are generally individuals and small to medium-sized businesses and professional firms that are located in or conduct a substantial portion of their business in our market areas. At June 30, 2018, we had total loans receivable of  $1.43 billion, representing approximately 82.4% of our total earning assets. As of

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
June 30, 2018, we had 82 nonaccrual loans totaling approximately $19.43 million, or 1.35% of total loans. For additional discussion related to nonperforming loans, see the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this registration statement as well as the notes to the consolidated financial statements.
Loan Approval
Certain credit risks are inherent in making loans. These include prepayment risks, risks resulting from uncertainties in the future value of collateral, risks resulting from changes in economic and industry conditions, and risks inherent in dealing with individual borrowers. We attempt to mitigate repayment risks by adhering to our comprehensive and robust internal credit policies and procedures. These policies and procedures include officer and customer lending limits, with approval process for larger loans, documentation examination, and follow-up procedures for any exceptions to credit policies. Our loan approval policies provide for various levels of officer lending authority. The Bank currently employs both a signature process through the line of business as well as credit administration and a committee process which involves the Bank’s board of directors each month. Both approvals and reviews of the credit action are underwritten by an independent set of credit analysts who report to credit administration. For our loan commitments, a serial sign-off process is utilized up to $3,000,000, requiring multiple signatures for a loan approval. This process ensures that the necessary parties at all authority levels are aware of and approve the commitment. The Bank’s board of directors is involved in credits above this level. We do not make any loans to any director, executive officer of the Bank, or the related interests of each, unless the loan is approved by the full board of directors of the Bank and is on terms not more favorable than would be available to a person not affiliated with the Bank.
Credit Administration and Loan Review
Our loan review consists of both commercial and retail review where loan files are reviewed and risk ratings are validated. Both have been partially outsourced in 2018 to a firm that specializes in file review and risk rating. The commercial review consists currently of documentation review of credits the third party has reviewed. This function will grow as the year progresses. This position is currently being evaluated with the help of our compliance department. Prior to our loan review being partially outsourced, our policy for reviewing commercial credit files consisted of selecting a percentage of specific files on an annual basis, and reviewing them for risk rating and policy compliance. Our retail review consisted of reviews done on an exception basis, which continues to be our process today.
Lending Limits
Our lending activities are subject to a variety of lending limits imposed by federal law. In general, the Bank is subject to a legal limit on loans to a single borrower equal to 15% of the Bank’s capital and unimpaired surplus. This legal lending limit will increase or decrease as the Bank’s level of capital increases or decreases. In addition to the legal lending, management and the board of directors have established a more conservative, internal lending limit. The Bank’s legal and internal lending limits are a safety and soundness measure intended to prevent one person or a relatively small and economically related group of persons from borrowing an unduly large amount of the Bank’s funds. It is also intended to safeguard the Bank’s depositors by diversifying the risk of loan losses among a relatively large number of creditworthy borrowers engaged in various types of businesses. Based upon the capitalization of the Bank at June 30, 2018, the Bank’s legal lending limit was $26 million and the Bank’s internal lending limit was $21 million. Our board of directors will adjust the internal lending limit as deemed necessary to continue to mitigate risk and serve the Bank’s clients. We are also able to sell participations in our larger loans to other financial institutions, which allow us to manage the risk involved in these loans and to meet the lending needs of our clients requiring extensions of credit in excess of these limits.
Real Estate Loans
The principal component of our loan portfolio is loans secured by real estate. Real estate loans are subject to the same general risks as other loans and are particularly sensitive to fluctuations in the value of real estate. Fluctuations in the value of real estate and rising interest rates, as well as other factors arising

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
after a loan has been made, could negatively affect a borrower’s cash flow, creditworthiness, and ability to repay the loan. We obtain a security interest in real estate whenever possible, in addition to any other available collateral, in order to increase the likelihood of the ultimate repayment of the loan.
As of June 30, 2018, loans secured by real estate made up approximately $1.01 million, or 70%, of our loan portfolio. These loans generally will fall into one of two categories:
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Commercial Real Estate.   Commercial real estate loans generally have terms of 20 years or less, although payments may be structured on a longer amortization basis. We evaluate each borrower on an individual basis and attempt to determine their business risks and credit profile. We attempt to reduce credit risk in the commercial real estate portfolio by emphasizing loans on owner-occupied industrial, office, and retail buildings where the loan-to-value ratio, established by independent appraisals, does not exceed 85% of cost or appraised value. We also generally require that a borrower’s cash flow exceed 110% of monthly debt service obligations. In order to ensure secondary sources of payment and liquidity to support a loan request, we typically review all of the personal financial statements of the principal owners and require their personal guarantees. Commercial real estate loans are generally viewed as having more risk of default than residential real estate loans. They are also typically larger than residential real estate loans and consumer loans and depend on cash flows from the owner’s business or the property to service the debt. Because our loan portfolio contains a number of commercial real estate loans with relatively large balances, the deterioration of one or a few of these loans could cause a significant increase in our levels of nonperforming assets. As of June 30, 2018, commercial real estate loans made up approximately $641.4 million or 45% of our loan portfolio.

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Residential Mortgage Loans and Home Equity Loans.   We originate and hold short-term and long-term first mortgages and traditional second mortgage residential real estate loans. Generally, we limit the loan-to-value ratio on our residential real estate loans to 90%. We offer fixed and adjustable rate residential real estate loans with terms of up to 30 years. We also offer a variety of lot loan options to consumers to purchase the lot on which they intend build their home. The options available depend on whether the borrower intends to begin building within 36 months of the lot purchase or at an undetermined future date. We also offer traditional home equity loans and lines of credit. Our underwriting criteria for, and the risks associated with, home equity loans and lines of credit are generally the same as those for first mortgage loans. Home equity loans typically have terms of 20 years or less. We generally limit the extension of credit to 90% of the available equity of each property. As of June 30, 2018, residential mortgage loans and home equity loans made up approximately $365.7 million or 26% of our loan portfolio.

Commercial and Industrial Loans
We have significant expertise in small to middle market commercial and industrial lending. Our success is the result of our product and market expertise, and our focus on delivering high-quality, customized and quick turnaround service for our clients due to our focus on maintaining an appropriate balance between prudent, disciplined underwriting, on the one hand, and flexibility in our decision making and responsiveness to our clients, on the other hand, which has allowed us to grow our commercial and industrial loan portfolio while maintaining strong asset quality. As of June 30, 2018, commercial and industrial loans made up approximately $313.8 million or 22% of our loan portfolio.
We provide a mix of variable and fixed rate commercial and industrial loans. The loans are typically made to small- and medium-sized involved in professional services, accommodation and food services, health care, wholesale trade, financial institutions, manufacturing, distribution, retailing and non-profits. We extend commercial business loans for working capital, accounts receivable and inventory financing and other business purposes. Generally, short-term loans have maturities ranging from 3 months to 1 year, and “term loans” have maturities ranging from 3 to 20 years. Loans are generally intended to finance current transactions and typically provide for periodic principal payments, with interest payable monthly. Term loans generally provide for floating interest rates, with monthly payments of both principal and interest.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Repayment of commercial loans depends substantially on the borrower’s underlying business, financial condition and cash flows, as well as the sufficiency of the collateral. Compared to real estate, the collateral may be more difficult to monitor, evaluate and sell. Where the borrower is a corporation, partnership or other entity, we typically require personal guarantees from significant equity holders. Our maximum loan-to-value ratio for commercial and industrial loans is 85%.
Construction and Development Loans
We offer fixed and adjustable rate residential and commercial construction loan financing to builders and developers and to consumers who wish to build their own home. The term of construction and development loans generally is limited to 9 to 24 months, although payments may be structured on a longer amortization basis. Most loans will mature and require payment in full upon the sale of the property. We believe that construction and development loans generally carry a higher degree of risk than long-term financing of stabilized, rented, and owner-occupied properties because repayment depends on the ultimate completion of the project and usually on the subsequent sale of the property. Specific risks include:
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cost overruns;

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mismanaged construction;

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inferior or improper construction techniques;

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economic changes or downturns during construction;

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a downturn in the real estate market;

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rising interest rates which may prevent sale of the property; and

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failure to sell or stabilize completed projects in a timely manner.

We attempt to reduce risk associated with construction and development loans by obtaining personal guaranties and by keeping the maximum loan-to-value ratio at or below 80%-90% of the lesser of cost or appraised value, depending on the project type. Generally, we do not have interest reserves built into loan commitments but require periodic cash payments for interest from the borrower’s cash flow. As of June 30, 2018, construction and development loans made up approximately $67.5 million or 5.0% of our loan portfolio.
Consumer Loans
We make a variety of loans to individuals for personal and household purposes, including secured and unsecured installment loans and revolving lines of credit. Consumer loans are underwritten based on the borrower’s income, current debt level, past credit history, and the availability and value of collateral. Consumer rates are both fixed and variable, with negotiable terms. Our installment loans typically amortize over periods up to five years. Although we typically require monthly payments of interest and a portion of the principal on our loan products, we will offer consumer loans with a single maturity date when a specific source of repayment is available. Consumer loans are generally considered to have greater risk than first or second mortgages on real estate because they may be unsecured, or, if they are secured, the value of the collateral may be difficult to assess and more likely to decrease in value than real estate. As of June 30, 2018, consumer loans made up approximately $40.3 million or 3.0% of our loan portfolio.
Mortgage Banking Activities
As of June 30, 2018, roughly 31.6% of our loans were classified as retail mortgage loans. Our mortgage banking operations include correspondent or secondary market lending, and in-house mortgage lending. We conduct secondary market lending through Fannie Mae, Franklin American Mortgage Company, and the Wisconsin Housing and Economic Development Authority (WHEDA). We also offer a number of in-house mortgage products, including (1) adjustable rate mortgages at three, five, seven, ten, and fifteen years, and (2) fixed rate mortgages at up to seven, ten, fifteen, and twenty years. We also offer a nine-month construction loan, and a twelve-month bridge loan.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Deposit Products
We offer a full range of traditional deposit services through our branch network in our market areas that are typically available in most banks and savings institutions, including checking accounts, commercial accounts, savings accounts and other time deposits of various types, ranging from money market accounts to long-term certificates of deposit. Transaction accounts and time deposits are tailored to and offered at rates competitive to those offered in our primary market areas. We also offer retirement accounts and health savings accounts. Our customers include individuals, businesses, associations, organizations and governmental authorities. We believe that our branch infrastructure will assist us in obtaining deposits from local customers in the future. Our retail customer deposits were $940 million as of June 30, 2018, or 67.2% of our total deposits. Our deposits are insured by the FDIC up to statutory limits.
Securities
We manage our securities portfolio and cash to maintain adequate liquidity and to ensure the safety and preservation of invested principal, with a secondary focus on yield and returns. Specific goals of our investment portfolio are as follows:
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provide a ready source of balance sheet liquidity, ensuring adequate availability of funds to meet fluctuations in loan demand, deposit balances and other changes in balance sheet volumes and composition;

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serve as a means for diversification of our assets with respect to credit quality, maturity and other attributes;

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serve as a tool for modifying our interest rate risk profile pursuant to our established policies; and

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provide collateral to secure municipal and business deposits.

Our investment portfolio is comprised primarily of U.S. government securities, mortgage-backed securities backed by government-sponsored entities, and taxable and tax exempt municipal securities.
Our investment policy is reviewed annually by our board of directors. Overall investment goals are established by our board, CEO, and members of our Asset Liability Committee (“ALCO”). Our board of directors has delegated the responsibility of monitoring our investment activities to our ALCO. Day-to-day activities pertaining to the securities portfolio are conducted under the supervision of our CEO. We actively monitor our investments on an ongoing basis to identify any material changes in the securities. We also review our securities for potential other-than-temporary impairment at least quarterly.
Implications of Being an Emerging Growth Company
We qualify as an emerging growth company as that term is used in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:
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a requirement to have only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations;

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exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002;

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reduced disclosure about the emerging growth company’s executive compensation arrangements; and

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no non-binding advisory votes on executive compensation or golden parachute arrangements.

We could remain an emerging growth company for up to five years, or until the earliest of  (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
more than $1 billion in non-convertible debt during the preceding three year period. We have elected to adopt the reduced disclosure requirements described above regarding our executive compensation arrangements for purposes of this registration statement. In addition, we expect to take advantage of certain of the reduced reporting and other requirements of the JOBS Act with respect to the periodic reports we will file with the Securities and Exchange Commission (“SEC”) and proxy statements that we use to solicit proxies from our shareholders.
In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. We have elected not to take advantage of this extended transition period.
Employees
As of June 30, 2018, we had 248 FTEs. None of our employees are represented by any collective bargaining unit or is a party to a collective bargaining agreement. We consider our relationship with our employees to be good and have not experienced interruptions of operations due to labor disagreements.
General Corporate Information
Our principal executive offices are located at 402 N. 8th Street, Manitowoc, Wisconsin 54220, and our telephone number at that address is (920) 652-3100. Additional information can be found on our website: www.bankfirstnational.com. Information on our website or any other website is not incorporated by reference herein and does not constitute a part of this registration statement.
Public Information
Persons interested in obtaining information on the Company may read and copy any materials that we file with the SEC at the SEC’s Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov.
Supervision and Regulation
Set forth below is an explanation of the major pieces of legislation and regulation affecting the banking industry and how that legislation and regulation affects our business. The following summary is qualified by reference to the statutory and regulatory provisions discussed. Changes in applicable laws or regulations may have a material effect on the business and prospects of the Company or the Bank, and legislative changes and the policies of various regulatory authorities may significantly affect their operations. We cannot predict the effect that fiscal or monetary policies, or new federal or state legislation or regulation may have on the future business and earnings of the Company or the Bank.
Uncertainty remains as to the ultimate impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), which could have a material adverse impact on the financial services industry as a whole or on the Company’s and the Bank’s business, results of operations, and financial condition. Many aspects of the Dodd-Frank Act are in the process of being implemented while other aspects remain subject to further rulemaking. These regulations are scheduled to take effect over several years, making it difficult to anticipate the overall financial impact on the Company and the Bank, its customers or the financial industry more generally. Congress continues to consider legislation that would make significant changes to the law and courts are addressing significant litigation arising under the Dodd-Frank Act, making it difficult to predict the ultimate effect of the Dodd-Frank Act on the business of the Company and the Bank. However, full implementation of the Dodd-Frank Act would likely increase the regulatory burden and compliance costs for the Company and the Bank. Some of the rules that have been adopted to comply with the Dodd-Frank Act’s mandates are discussed below.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Regulation of the Company
Because the Company owns all of the capital stock of the Bank, it is a bank holding company under the Bank Holding Company Act of 1956, as amended (the “Bank Holding Company Act”). As a result, the Company is primarily subject to the supervision, examination, and reporting requirements of the Bank Holding Company Act and the regulations of the Federal Reserve. As a bank holding company located in Wisconsin, the Wisconsin Department of Financial Institutions also regulates and monitors all significant aspects of the Company’s operations.
Acquisitions of Banks.   The Bank Holding Company Act requires every bank holding company to obtain the prior approval of the Federal Reserve before:
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acquiring direct or indirect ownership or control of any voting shares of any bank if, after the acquisition, the bank holding company will directly or indirectly own or control more than 5% of the bank’s voting shares;

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acquiring all or substantially all of the assets of any bank; or

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merging or consolidating with any other bank holding company.

Additionally, the Bank Holding Company Act provides that the Federal Reserve may not approve any of these transactions if it would result in or tend to create a monopoly, substantially lessen competition, or otherwise function as a restraint of trade, unless the anti-competitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks involved in the transaction and the convenience and needs of the community to be served. The Federal Reserve’s consideration of financial resources generally focuses on capital adequacy, which is discussed below.
Change in Bank Control.   Subject to various exceptions, the Bank Holding Company Act and the Change in Bank Control Act of 1978, as amended (“CIBCA”), together with related regulations, require Federal Reserve approval prior to any person or company acquiring “control” of a bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of the bank holding company. Control is generally presumed to exist if a person or company acquires 10% or more, but less than 25%, of any class of voting securities of the bank holding company, but the regulations set forth certain circumstances in which this presumption does not apply, and the regulations also provide a procedure for challenging rebuttable presumptions of control.
Permitted Activities.   The Bank Holding Company Act has generally prohibited a bank holding company from engaging in activities other than banking or managing or controlling banks or other permissible subsidiaries and from acquiring or retaining direct or indirect control of any company engaged in any activities other than those determined by the Federal Reserve to be closely related to banking or managing or controlling banks as to be a proper incident thereto. Provisions of the Gramm-Leach-Bliley Act expanded the permissible activities of a bank holding company that qualifies as a financial holding company to engage in activities that are financial in nature or incidental or complementary to financial activities. Those activities include, among other activities, certain insurance, advisory and security activities. The Company is not a financial holding company, and currently has no plans to make a financial holding company election.
Bank holding companies and their non-banking subsidiaries are prohibited from engaging in unsafe and unsound banking practices. For example, under certain circumstances the Federal Reserve’s Regulation Y requires a bank holding company to give the Federal Reserve prior notice of any redemption or repurchase of its own equity securities if the consideration to be paid, together with the consideration paid for any repurchases in the preceding year, is equal to 10% or more of the company’s consolidated net worth. The Federal Reserve may oppose the transaction if it believes that the transaction would constitute an unsafe or unsound practice or would violate a regulation. As another example, a bank holding company is prohibited from impairing its subsidiary bank’s soundness by causing the bank to make funds available to non-banking subsidiaries or their customers if the Federal Reserve Board believes it not prudent to do so.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
The Federal Reserve has the power to assess civil money penalties for knowing or reckless violations, if the activities leading to a violation caused a substantial loss to a depository institution. Potential penalties are as high as $1,000,000 for each day such activity continues.
Annual Reporting & Examinations.   The Company is required to file annual and periodic reports with the Federal Reserve, and such additional information as the Federal Reserve may require. The Federal Reserve may examine a bank holding company and any of its subsidiaries, and charge the Company for the cost of such an examination.
Capital Adequacy.   The Company is subject to capital requirements applied on a consolidated basis, which are substantially similar to those required of the Bank, which are summarized under “Regulation of the Bank” below.
Imposition of Liability for Undercapitalized Subsidiaries.   Pursuant to Section 38 of the Federal Deposit Insurance Act (the “FDIA”) federal banking agencies are required to take “prompt corrective action” should an insured depository institution fail to meet certain capital adequacy standards. In the event an institution becomes “undercapitalized,” it must submit a capital restoration plan. The capital restoration plan will not be accepted by the regulators unless each company “having control of” the undercapitalized institution “guarantees” the subsidiary’s compliance with the capital restoration plan until it becomes “adequately capitalized.” For purposes of this statute, the Company has control of the Bank. Under the FDIA, the aggregate liability of all companies controlling a particular institution is limited to the lesser of 5% of the depository institution’s total assets at the time it became undercapitalized or the amount necessary to bring the institution into compliance with applicable capital standards. FDIA grants greater powers to bank regulators in situations where an institution becomes “significantly” or “critically” undercapitalized or fails to submit a capital restoration plan. For example, a bank holding company controlling such an institution can be required to obtain prior Federal Reserve Board approval of proposed distributions, or might be required to consent to a merger or to divest the troubled institution or other affiliates. See “Prompt Corrective Action” below.
Dividend Restrictions.   Under Federal Reserve policies, bank holding companies may pay cash dividends on common stock only out of income available over the past year if prospective earnings retention is consistent with the organization’s expected future needs and financial condition and if the organization is not in danger of not meeting its minimum regulatory capital requirements. Federal Reserve policy also provides that bank holding companies should not maintain a level of cash dividends that undermines the bank holding company’s ability to serve as a source of strength to its banking subsidiaries.
Source of Strength.   In accordance with Federal Reserve policy, the holding company is expected to act as a source of financial and managerial strength to the Bank. Section 616 of the Dodd-Frank Act codifies the requirement that bank holding companies serve as a source of financial strength to their subsidiary depository institutions. Under this policy, the holding company is expected to commit resources to support its bank subsidiary, including at times when the holding company may not be in a financial position to provide it. As discussed below, the holding company could be required to guarantee the capital plan of the Bank if it becomes undercapitalized for purposes of banking regulations. Any capital loans by a bank holding company to its subsidiary bank are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. The Bank Holding Company Act provides that, in the event of a bank holding company’s bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a bank subsidiary will be assumed by the bankruptcy trustee and entitled to priority of payment.
Regulation of the Bank
Because the Bank is chartered as a national bank, it is primarily subject to the supervision, examination, and reporting requirements of the National Bank Act and the regulations of the Office of the OCC. The OCC regularly examines the Bank’s operations and has the authority to approve or disapprove mergers, the establishment of branches and similar corporate actions. The OCC also has the power to prohibit the continuance or development of unsafe or unsound banking practices or other violations of law. Because the Bank’s deposits are insured by the FDIC to the maximum extent provided by law, it is also

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Pursuant to 17. C.F.R. Section 200.83
subject to certain FDIC regulations and the FDIC also has examination authority and back-up enforcement power over the Bank. The Bank is also subject to numerous state and federal statutes and regulations that affect the Company, its business, activities, and operations.
Branching.   National banks are required by the National Bank Act to adhere to branching laws applicable to state banks in the states in which they are located. Under Wisconsin law and the Dodd-Frank Act, and with the prior approval of the OCC, the Bank may open branch offices within or outside of Wisconsin, provided that a state bank chartered by the state in which the branch is to be located would also be permitted to establish a branch. In addition, with prior regulatory approval, the Bank may acquire branches of existing banks located in Wisconsin or other states.
Capital Adequacy.   Banks and bank holding companies, as regulated institutions, are required to maintain minimum levels of capital. The Federal Reserve and the OCC have adopted minimum risk-based capital requirements (Tier 1 capital, common equity Tier 1 capital (“CET1”) and total capital) and leverage capital requirements, as well as guidelines that define components of the calculation of capital and the level of risk associated with various types of assets. Financial institutions are expected to maintain a level of capital commensurate with the risk profile assigned to their assets in accordance with the guidelines.
In addition to the minimum risk-based capital and leverage ratios, banking organizations must maintain a “capital conservation buffer” consisting of CET1 in an amount equal to 2.5% of risk-weighted assets in order to avoid restrictions on their ability to make capital distributions and to pay certain discretionary bonus payments to executive officers. In order to avoid those restrictions, the capital conservation buffer effectively increases the minimum CET1 capital, Tier 1 capital, and total capital ratios for U.S. banking organizations to 7.0%, 8.5%, and 10.5%, respectively. Banking organizations with capital levels that fall within the buffer will be required to limit dividends, share repurchases or redemptions (unless replaced within the same calendar quarter by capital instruments of equal or higher quality), and discretionary bonus payments. The capital conservation buffer will be fully phased in on January 1, 2019.
The following table presents the risk-based and leverage capital requirements applicable to the Bank:
	Adequately Capitalized Requirement	Well-Capitalized Requirement	Well-Capitalized with Buffer, fully phased in 2019
Leverage	4.0%	5.0%	5.0%
CET1	4.5%	6.5%	7.0%
Tier 1	6.0%	8.0%	8.5%
Total Capital	8.0%	10.0%	10.5%
The capital rules require that goodwill and other intangible assets (other than mortgage servicing assets), net of associated deferred tax liabilities (“DTLs”), be deducted from CET1 capital. Additionally, deferred tax assets (“DTAs”) that arise from net operating loss and tax credit carryforwards, net of associated DTLs and valuation allowances, are fully deducted from CET1 capital. However, DTAs arising from temporary differences that could not be realized through net operating loss carrybacks, along with mortgage servicing assets and “significant” (defined as greater than 10% of the issued and outstanding common stock of the unconsolidated financial institution) investments in the common stock of unconsolidated “financial institutions” are partially includible in CET1 capital, subject to deductions defined in the rules.
The OCC also considers interest rate risk (arising when the interest rate sensitivity of the Bank’s assets does not match the sensitivity of its liabilities or its off-balance-sheet position) in the evaluation of the bank’s capital adequacy. Banks with excessive interest rate risk exposure are required to hold additional amounts of capital against their exposure to losses resulting from that risk. Through the risk-weighting of assets, the regulators also require banks to incorporate market risk components into their risk-based capital. Under these market risk requirements, capital is allocated to support the amount of market risk related to a bank’s lending and trading activities.
The Bank’s capital categories are determined primarily for the purpose of applying the “prompt corrective action” rules described below and they are not necessarily an accurate representation of its overall financial condition or prospects for other purposes. Failure to meet capital guidelines could subject a

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bank or bank holding company to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on accepting brokered deposits, and certain other restrictions on its business. See “Prompt Corrective Action” below.
Prompt Corrective Action.   The Federal Deposit Insurance Corporation Improvement Act of 1991 established a system of prompt corrective action to resolve the problems of undercapitalized financial institutions. Under this system, the federal banking regulators have established five capital categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, in which all institutions are placed. The federal banking agencies have also specified by regulation the relevant capital levels for each category.
A “well-capitalized” bank is one that is not required to meet and maintain a specific capital level for any capital measure pursuant to any written agreement, order, capital directive, or prompt corrective action directive, and has a total risk-based capital ratio of at least 10%, a Tier 1 risk-based capital ratio of at least 8%, a CET1 capital ratio of at least 6.5%, and a Tier 1 leverage ratio of at least 5%. Generally, a classification as well capitalized will place a bank outside of the regulatory zone for purposes of prompt corrective action. However, a well-capitalized bank may be reclassified as “adequately capitalized” based on criteria other than capital, if the federal regulator determines that a bank is in an unsafe or unsound condition, or is engaged in unsafe or unsound practices, which requires certain remedial action.
As of December 31, 2017, the Bank satisfied the requirements of  “well-capitalized” under the regulatory framework for prompt corrective action. See Note 18 “Stockholders’ Equity and Regulatory Matters,” in the Notes to Consolidated Financial Statements, for the Company and the Bank regulatory capital ratios.
If a bank’s capital position deteriorates, federal banking regulators are required to take various mandatory supervisory actions and are authorized to take other discretionary actions with respect to institutions in the three undercapitalized categories: undercapitalized, significantly undercapitalized, and critically undercapitalized. The severity of the action depends upon the capital category in which the institution is placed. Generally, subject to a narrow exception, the banking regulator must appoint a receiver or conservator for an institution that is critically undercapitalized.
FDIC Insurance Assessments.   The Bank’s deposits are insured by the Deposit Insurance Fund of the FDIC up to the maximum amount permitted by law, which was permanently increased to $250,000 by the Dodd-Frank Act. The FDIC uses the Deposit Insurance Fund to protect against the loss of insured deposits if an FDIC-insured bank or savings association fails. The Bank is thus subject to FDIC deposit premium assessments. The cost of premium assessments are impacted by, among other things, a bank’s capital category under the prompt corrective action system.
Commercial Real Estate Lending.   The federal banking regulators have issued the following guidance to help identify institutions that are potentially exposed to significant commercial real estate lending risk and may warrant greater supervisory scrutiny:
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total reported loans for construction, land development and other land represent 100% or more of the institution’s total capital, or

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total commercial real estate loans represent 300% or more of the institution’s total capital, and the outstanding balance of the institution’s commercial real estate loan portfolio has increased by 50% or more.

At December 31, 2017 the Bank’s commercial real estate lending levels are below the guidance levels noted above.
Enforcement Powers.   The Financial Institution Reform Recovery and Enforcement Act expanded and increased civil and criminal penalties available for use by the federal regulatory agencies against depository institutions and certain “institution-affiliated parties.” Institution-affiliated parties primarily include management, employees, and agents of a financial institution, as well as independent contractors and consultants such as attorneys and accountants and others who participate in the conduct of the financial

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
institution’s affairs. These practices can include the failure of an institution to timely file required reports or the filing of false or misleading information or the submission of inaccurate reports. Civil penalties may be as high as $1,963,870 per day for such violations. Criminal penalties for some financial institution crimes have been increased to 20 years.
Community Reinvestment Act.   The Community Reinvestment Act requires that, in connection with examinations of financial institutions within their respective jurisdictions, the federal banking agencies evaluate the record of each financial institution in meeting the credit needs of its local community, including low- and moderate-income neighborhoods. These facts are also considered in evaluating mergers, acquisitions, and applications to open a branch or facility. Failure to adequately meet these criteria could impose additional requirements and limitations on the Bank. Additionally, the Bank must publicly disclose the terms of various Community Reinvestment Act-related agreements.
Payment of Dividends.   Statutory and regulatory limitations apply to the Bank’s payment of dividends to the Company. If, in the opinion of the OCC, the Bank were engaged in or about to engage in an unsafe or unsound practice, the OCC could require that the Bank stop or refrain from engaging in the practice. The federal banking agencies have indicated that paying dividends that deplete a depository institution’s capital base to an inadequate level would be an unsafe and unsound banking practice.
The Bank is required by federal law to obtain prior approval of the OCC for payments of dividends if the total of all dividends declared by the Bank in any year will exceed (1) the total of the Bank’s net profits for that year, plus (2) the Bank’s retained net profits of the preceding two years. The payment of dividends may also be affected by other factors, such as the requirement to maintain adequate capital above regulatory guidelines or any conditions or restrictions that may be imposed by regulatory authorities.
Transactions with Affiliates and Insiders.   The Bank is subject to the provisions of Regulation W promulgated by the Federal Reserve, which implements Sections 23A and 23B of the Federal Reserve Act. Regulation W places limits and conditions on the amount of loans or extensions of credit to, investments in, or certain other transactions with, affiliates and on the amount of advances to third parties collateralized by the securities or obligations of affiliates. Regulation W also prohibits, among other things, an institution from engaging in certain transactions with certain affiliates unless the transactions are on terms substantially the same, or at least as favorable to such institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies. Federal law also places restrictions on the Bank’s ability to extend credit to its executive officers, directors, principal shareholders and their related interests. These extensions of credit must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated third parties; and must not involve more than the normal risk of repayment or present other unfavorable features.
The Bank Secrecy Act and the USA PATRIOT Act.   A major focus of U.S. government policy regarding financial institutions in recent years has been combating money laundering, terrorist financing and other illegal payments. The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “USA PATRIOT Act”) and related legislation substantially broadened the scope of United States anti-money laundering laws and penalties, specifically related to the Bank Secrecy Act of 1970, and expanded the extra-territorial jurisdiction of the U.S. government in this area. These laws, and regulations promulgated thereunder, require financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing and to verify the identity of their customers. The Financial Crimes Enforcement Network (“FinCEN”) has recently promulgated new due diligence and customer identification rules (which became effective on May 11, 2018) that require financial institutions to increase their customer identification efforts to identify beneficial owners of  “legal entity” customers. In addition, the USA PATRIOT Act encourages cooperation among financial institutions, regulatory authorities and law enforcement authorities with respect to individuals, entities and organizations engaged in, or reasonably suspected of engaging in, terrorist acts or money laundering activities.
Customer Protection.   The Bank is also subject to consumer laws and regulations intended to protect consumers in transactions with depository institutions, as well as other laws or regulations affecting customers of financial institutions generally. While the list set forth herein is not exhaustive, these laws and

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
regulations include the Truth in Lending Act, the Truth in Savings Act, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Real Estate Settlement and Procedures Act, the Fair Credit Reporting Act and the Federal Trade Commission Act, among others. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with customers when taking deposits or making loans to such customers.
Consumer Financial Protection Bureau.   The Dodd-Frank Act centralized responsibility for consumer financial protection including implementing, examining and enforcing compliance with federal consumer financial laws with the Consumer Financial Protection Bureau (the “CFPB”). Depository institutions with less than $10 billion in assets, such as the Bank, are not subject to rules promulgated by the CFPB but will continue to be examined and supervised by federal banking regulators for consumer compliance purposes.
Office of Foreign Assets Control.   The U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) is responsible for administering and enforcing economic and trade sanctions against specified foreign parties, including countries and regimes, foreign individuals and other foreign organizations and entities. OFAC publishes lists of prohibited parties that are regularly consulted by the Bank in the conduct of its business in order to assure compliance. The Bank is responsible for, among other things, blocking accounts of, and transactions with, prohibited parties identified by OFAC, avoiding unlicensed trade and financial transactions with such parties and reporting blocked transactions after their occurrence. Failure to comply with OFAC requirements could have serious legal, financial and reputational consequences for the Bank.
UDAP and UDAAP.   Bank regulatory agencies, along with the CFPB, have increasingly used a general consumer protection statute to address “unethical” or otherwise “bad” business practices that may not necessarily fall directly under the purview of a specific banking or consumer finance law. The law of choice for enforcement against such business practices has been Section 5 of the Federal Trade Commission Act — the primary federal law that prohibits unfair or deceptive acts or practices and unfair methods of competition in or affecting commerce (“UDAP” or “FTC Act”). “Unjustified consumer injury” is the principal focus of the FTC Act. Prior to the Dodd-Frank Act, there was little formal guidance to provide insight to the parameters for compliance with the UDAP law. However, the UDAP provisions have been expanded under the Dodd-Frank Act to apply to “unfair, deceptive or abusive acts or practices” (“UDAAP”). The CFPB has brought a variety of enforcement actions for violations of UDAAP provisions and CFPB guidance continues to evolve.
Mortgage Reform.   The CFPB has adopted final rules implementing minimum standards for the origination of residential mortgages, including standards regarding a customer’s ability to repay, restricting variable-rate lending by requiring that the ability to repay variable-rate loans be determined by using the maximum rate that will apply during the first five years of a variable-rate loan term, and making more loans subject to provisions for higher cost loans, new disclosures, and certain other revisions. In addition, the Dodd-Frank Act allows borrowers to raise certain defenses to foreclosure if they receive any loan other than a “qualified mortgage” as defined by the CFPB.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
ITEM 1A.   RISK FACTORS
Our business is subject to certain risks, including those described below. If any of the events described in the following risk factors actually occurs then our business, results of operations and financial condition could be materially adversely affected. More detailed information concerning these risks is contained in other sections of this registration statement, including “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
Risks related to our business
Our business concentration in Wisconsin imposes risks resulting from any regional or local economic downturn affecting Wisconsin, and if we do not effectively manage our asset quality and credit risk, we would experience loan losses which could have a material adverse effect on our financial condition and results of operation.
We conduct our banking operations primarily in Wisconsin as a significant majority of the loans in our loan portfolios as of June 30, 2018 were secured by properties and collateral located in Wisconsin. Likewise, as of such date, approximately 95% of the loans in our loan portfolio were made to borrowers who live and/or primarily conduct business in Wisconsin. This geographic concentration imposes risks from lack of geographic diversification, as adverse economic developments in Wisconsin, among other things, could affect the volume of loan originations, increase the level of nonperforming assets, increase the rate of foreclosure losses on loans and reduce the value of our loans and loan servicing portfolio. Any regional or local economic downturn that affects Wisconsin or existing or prospective borrowers or property values in such areas may affect us and our profitability more significantly and more adversely than our competitors whose operations are less geographically concentrated.
In addition, making any loan involves risk, including risks inherent in dealing with individual borrowers, risks of nonpayment, risks resulting from uncertainties as to the future value of collateral and cash flows available to service debt, and risks resulting from changes in economic and market conditions. Our credit risk approval and monitoring procedures may fail to identify or reduce these credit risks, and they cannot completely eliminate all credit risks related to our loan portfolio. If the overall economic climate, including employment rates, real estate markets, interest rates and general economic growth, in the United States, generally, or Wisconsin, specifically, experiences material disruption, our borrowers may experience difficulties in repaying their loans, the collateral we hold may decrease in value or become illiquid, and the level of nonperforming loans, charge-offs and delinquencies could rise and require additional provisions for loan losses, which would cause our net income and return on equity to decrease.
Because a significant portion of our loan portfolio is comprised of real estate loans, negative changes in the economy affecting real estate values and liquidity could impair the value of collateral securing our real estate loans and result in loan and other losses.
As of June 30, 2018, approximately 70% of our loan portfolio was comprised of loans with real estate as a primary or secondary component of collateral. This includes collateral consisting of income producing and residential construction properties, which properties tend to be more sensitive to general economic conditions and downturns in real estate markets. As a result, adverse developments affecting real estate values in our market areas could increase the credit risk associated with our real estate loan portfolio. The market value of real estate can fluctuate significantly in a short period of time as a result of market conditions in the area in which the real estate is located. Adverse changes affecting real estate values and the liquidity of real estate in one or more of our markets could increase the credit risk associated with our loan portfolio, and could result in losses that would adversely affect credit quality, financial condition, and results of operation. Negative changes in the economy affecting real estate values and liquidity in our market areas could significantly impair the value of property pledged as collateral on loans and affect our ability to sell the collateral upon foreclosure without a loss or additional losses. Collateral may have to be sold for less than the outstanding balance of the loan, which could result in losses on such loans. Such declines and losses could have a material adverse impact on our business, results of operations and growth prospects. If real estate values decline, it is also more likely that we would be required to increase our ALLL, which could adversely affect our financial condition, results of operations and cash flows.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
We are exposed to higher credit risk by commercial real estate, commercial and industrial and construction and development based lending as well as relationship exposure with a number of large borrowers.
Commercial real estate, commercial and industrial and construction and development based lending usually involve higher credit risks than 1-4 family residential real estate lending. As of June 30, 2018, the following loan types accounted for the stated percentages of our loan portfolio: commercial real estate (both owner-occupied and non-owner occupied) — 45%; commercial and industrial — 22%; and construction and development — 5%. These types of loans also involve larger loan balances to a single borrower or groups of related borrowers. These higher credit risks are further heightened when the loans are concentrated in a small number of larger borrowers leading to relationship exposure. As of June 30, 2018, we had ten (10) relationships with over $10 million of outstanding borrowings with us. While we are not dependent on any of these relationships and while none of these large relationships have directly impacted our ALLL, a deterioration of any of these large credits could require us to increase our ALLL or result in significant losses to us.
Non-owner occupied commercial real estate loans may be affected to a greater extent than residential loans by adverse conditions in real estate markets or the economy because commercial real estate borrowers’ ability to repay their loans depends on successful development of their properties, in addition to the factors affecting residential real estate borrowers. These loans also involve greater risk because they generally are not fully amortizing over the loan period, but have a balloon payment due at maturity. A borrower’s ability to make a balloon payment typically will depend on being able to either refinance the loan or sell the underlying property in a timely manner.
The banking regulators are giving commercial real estate lending greater scrutiny, and may require banks with higher levels of commercial real estate loans to implement improved underwriting, internal controls, risk management policies and portfolio stress testing, as well as possibly higher levels of allowances for losses and capital levels as a result of commercial real estate lending growth and exposures.
Commercial and industrial loans and owner-occupied commercial real estate loans are typically based on the borrowers’ ability to repay the loans from the cash flow of their businesses. These loans may involve greater risk because the availability of funds to repay each loan depends substantially on the success of the business itself. In addition, the assets securing the loans have the following characteristics: (i) they depreciate over time, (ii) they are difficult to appraise and liquidate, and (iii) they fluctuate in value based on the success of the business.
Risk of loss on a construction and development loan depends largely upon whether our initial estimate of the property’s value at completion of construction or development equals or exceeds the cost of the property construction or development (including interest), the availability of permanent take-out financing and the builder’s ability to ultimately sell the property. During the construction or development phase, a number of factors can result in delays and cost overruns. If estimates of value are inaccurate or if actual construction costs exceed estimates, the value of the property securing the loan may be insufficient to ensure full repayment when completed through a permanent loan or by seizure of collateral.
Additionally, commercial real estate loans, commercial and industrial loans and construction and development loans are more susceptible to a risk of loss during a downturn in the business cycle. Our underwriting, review and monitoring cannot eliminate all of the risks related to these loans.
We also make both secured and unsecured loans to our commercial clients. Secured commercial loans are generally collateralized by real estate, accounts receivable, inventory, equipment or other assets owned by the borrower or may include a personal guaranty of the business owner. Unsecured loans generally involve a higher degree of risk of loss than do secure loans because, without collateral, repayment is wholly dependent upon the success of the borrowers’ businesses. Because of this lack of collateral, we are limited in our ability to collect on defaulted unsecured loans. Furthermore, the collateral that secures our secured commercial and industrial loans typically includes inventory, accounts receivable and equipment, which if the business is unsuccessful, usually has a value that is insufficient to satisfy the loan without a loss.
In addition, in recent years, a number of judicial decisions have upheld the right of borrowers to sue lending institutions on the basis of various evolving legal theories, collectively termed “lender liability.” Generally, lender liability is founded on the premise that a lender has either violated a duty, whether implied

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
or contractual, of good faith and fair dealing owed to the borrower or has assumed a degree of control over the borrower resulting in the creation of a fiduciary duty owed to the borrower or its other creditors or shareholders. In the future, we could become subject to claims based on this or other evolving legal theories.
Our success is largely dependent upon our ability to successfully execute our business strategy and if we are unable to successfully execute our business strategy, our business, growth prospectus, financial results and operations could be materially and adversely impaired.
Our success, including our ability to achieve our growth and profitability goals, is dependent on the ability of our management team to execute on our long-term business strategy, which requires them to, among other things:
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attract and retain experienced and talented bankers in each of our markets;

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maintain adequate funding sources, including by continuing to attract stable, low-cost deposits;

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enhance our market penetration in our metropolitan markets and maintain our leadership position in our community markets;

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increase our operating efficiency;

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implement new technologies to enhance the client experience, keep pace with our competitors and improve efficiency;

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attract and maintain commercial banking relationships with well-qualified businesses, real estate developers and investors with proven track records in our market areas;

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attract sufficient loans that meet prudent credit standards, including in our commercial and industrial and owner-occupied commercial real estate loan categories;

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originate conforming residential mortgage loans for resale into secondary market to provide mortgage banking income;

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maintain adequate liquidity and regulatory capital and comply with applicable federal and state banking regulations;

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obtain federal and state regulatory approvals;

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manage our credit, interest rate and liquidity risks;

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develop new, and grow our existing, streams of noninterest income;

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oversee the performance of third-party service providers that provide material services to our business; and

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maintain expenses in line with their current projections.

Failure to achieve these strategic goals could adversely affect our ability to successfully implement our business strategies and could negatively impact our business, growth prospects, financial condition and results of operations. Furthermore, if we do not manage our growth effectively, our business, financial condition, results of operations and future prospects could be negatively affected, and we may not be able to continue to implement our business strategy and successfully conduct our operations.
The success of our operating model depends on our ability to attract and retain talented bankers and associates in each of our markets. If we are unable to attract and retain talented bankers in our markets, our business, growth prospects and financial results could be materially and adversely affected.
The success of our operating model depends on our ability to attract and retain talented bankers and associates in each of our markets. We strive to attract and retain these bankers by fostering an entrepreneurial environment, empowering them with local decision making authority and providing them with sufficient infrastructure and resources to support their growth while also providing management with appropriate oversight. However, the competition for bankers in each of our markets is intense. We compete for talent with both smaller banks that may be able to offer bankers with more responsibility, autonomy and local relationships and larger banks that may be able to offer bankers with higher compensation, resources

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
and support. As a result, we may not be able to effectively compete for talent across our markets. Furthermore, our bankers may leave us to work for our competitors and, in some instances, may take important banking and lending relationships with them to our competitors. If we are unable to attract and retain talented bankers in our markets, our business, growth prospects and financial results could be materially and adversely affected.
We depend on our executive officers and other key individuals to continue the implementation of our long-term business strategy and could be harmed by the loss of their services and our inability to make up for such loss with qualified replacements.
We believe that our continued growth and future success will depend in large part on the skills of our management team and our ability to motivate and retain these individuals and other key individuals. The loss of any of their service could reduce our ability to successfully implement our long-term business strategy, our business could suffer and the value of our common stock could be materially adversely affected. Leadership changes will occur from time to time and we cannot predict whether significant resignations will occur or whether we will be able to recruit additional qualified personnel. We believe our management team possesses valuable knowledge about the banking industry and that their knowledge and relationships would be very difficult to replicate. Our success also depends on the experience of our market presidents, bankers and lending officers and on their relationships with the clients and communities they serve. The loss of key personnel, or the inability to recruit and retain qualified and talented personnel in the future, could have an adverse effect on our business, financial condition or operating results.
We face strong competition from financial services companies and other companies that offer banking services.
We conduct our banking operations primarily in Wisconsin. Many of our competitors offer the same, or a wider variety of, banking services within our market areas. These competitors include banks with nationwide operations, regional banks and community banks. In many instances these national and regional banks have greater resources than we do and the smaller community banks may have stronger ties in local markets than we do, which may put us at a competitive disadvantage. We also face competition from many other types of financial institutions, including savings and loan institutions, finance companies, brokerage firms, insurance companies, credit unions, mortgage banks and other financial intermediaries. In addition, a number of out-of-state financial institutions have opened production offices, or otherwise solicit deposits and loans, in our market areas. Increased competition in our markets may result in reduced loans and deposits, as well as reduced net interest margin and profitability. Ultimately, we may not be able to compete successfully against current and future competitors. If we are unable to attract and retain banking clients, we may be unable to continue to grow our loan and deposit portfolios, and our business, financial condition and results of operations may be adversely affected.
Our ability to compete successfully depends on a number of factors, including, among other things:
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the ability to develop, maintain and build upon long-term customer relationships based on service quality, high ethical standards and reputation;

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the ability to expand our market position;

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the scope, relevance and pricing of products and services offered to meet customer needs and demands;

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the rate at which we introduce new products, services and technologies relative to its competitors;

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customer satisfaction with our level of service;

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industry and general economic trends; and

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the ability to attract and retain talented employees.

Failure to perform in any of these areas could significantly weaken our competitive position, which could adversely affect our growth and profitability, which, in turn, could have a material adverse effect on our financial condition and results of operations.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
We follow a relationship-based operating model and our ability to maintain our reputation is critical to the success of our business and the failure to do so may materially adversely affect our performance.
We are a community bank, and our reputation is one of the most valuable components of our business. As such, we strive to conduct our business in a manner that enhances our reputation. This is done, in part, by recruiting, hiring and retaining bankers and other associates who share our core values of being an integral part of the communities we serve, delivering superior service to our clients and caring about our clients and associates. Furthermore, maintaining our reputation also depends on our ability to protect our brand name and associated trademarks.
However, reputation risk, or the risk to our business, earnings and capital from negative public opinion surrounding our Company and the financial institutions industry generally, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities, including lending practices, corporate governance and acquisitions, and from actions taken by government regulators and community organizations in response to those activities. Negative public opinion can adversely affect our ability to keep and attract clients and employees and can expose us to litigation and regulatory action. Although we take steps to minimize reputation risk in dealing with our clients and communities, this risk will always be present given the nature of our business.
If our reputation is negatively affected by the actions of our associates or otherwise, our business and operating results may be materially adversely affected.
Interest rate shifts may reduce net interest income and otherwise negatively impact our financial condition and results of operations.
The majority of our banking assets are monetary in nature and subject to risk from changes in interest rates. Like most financial institutions, our earnings are significantly dependent on our net interest income, the principal component of our earnings, which is the difference between interest earned by us from our interest-earning assets, such as loans and investment securities, and interest paid by us on our interest-bearing liabilities, such as deposits and borrowings. We expect that we will periodically experience “gaps” in the interest rate sensitivities of our assets and liabilities, meaning that either our interest-bearing liabilities will be more sensitive to changes in market interest rates than our interest-earning assets, or vice versa. In either event, if market interest rates should move contrary to our position, this “gap” will negatively impact our earnings. The impact on earnings is more adverse when the slope of the yield curve flattens, that is, when short-term interest rates increase more than long-term interest rates or when long-term interest rates decrease more than short-term interest rates. Many factors impact interest rates, including governmental monetary policies, inflation, recession, changes in unemployment, the money supply, and international disorder and instability in domestic and foreign financial markets.
Interest rate increases often result in larger payment requirements for our borrowers, which increase the potential for default. At the same time, the marketability of the property securing a loan may be adversely affected by any reduced demand resulting from higher interest rates. In a declining interest rate environment, there may be an increase in prepayments on loans as borrowers refinance their loans at lower rates.
Changes in interest rates also can affect the value of loans, securities and other assets. An increase in interest rates that adversely affects the ability of borrowers to pay the principal or interest on loans may lead to an increase in nonperforming assets and a reduction of income recognized, which could have a material adverse effect on our results of operations and cash flows. Further, when we place a loan on nonaccrual status, we reverse any accrued but unpaid interest receivable, which decreases interest income. At the same time, we continue to have a cost to fund the loan, which is reflected as interest expense, without any interest income to offset the associated funding expense. Thus, an increase in the amount of nonperforming assets would have an adverse impact on net interest income.
If short-term interest rates remain at their historically low levels for a prolonged period, and assuming longer term interest rates fall further, we could experience net interest margin compression as our interest earning assets would continue to re-price downward while our interest-bearing liability rates could fail to decline in tandem. Such an occurrence would have a material adverse effect on our net interest income and our results of operations.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Although management believes it has implemented effective asset and liability management strategies to mitigate the potential adverse effects of changes in interest rates on our results of operations, any substantial or unexpected change in, or prolonged change in market interest rates could have a material adverse effect on our financial condition and results of operations.
Decreased residential mortgage origination, volume and pricing decisions of competitors may adversely affect our profitability.
Our mortgage operation originates and sells residential mortgage loans and services residential mortgage loans. Changes in interest rates, housing prices, regulations by the applicable governmental authorities and pricing decisions by our loan competitors may adversely affect demand for our residential mortgage loan products, the revenue realized on the sale of loans, revenues received from servicing such loans for others, and ultimately reduce our net income. New regulations, increased regulatory reviews, and/or changes in the structure of the secondary mortgage markets which we would utilize to sell mortgage loans may be introduced and may increase costs and make it more difficult to operate a residential mortgage origination business.
If we are unable to grow our noninterest income, our growth prospects will be impaired.
Taking advantage of opportunities to develop new, and expand existing, streams of noninterest income is a part of our long-term growth strategy. These lines of business that generate noninterest income are heavily regulated and as a bank holding company we may be prohibited from entering into new lines of business or may be unable to operate these lines of business profitably. Specifically, we expect a decline in our mortgage revenues in the future due to expected higher prevailing interest rates, increased competition, seasonality and increased regulation. If we are unsuccessful in our attempts to grow our noninterest income, especially in light of the expected decline in mortgage revenues given the expectation of higher prevailing interest rates in the following years, our long-term growth will be impaired. Furthermore, focusing on these noninterest income streams may divert management’s attention and resources away from our core banking business, which could impair our core business, financial condition and operating results.
Our decisions regarding credit risk and reserves for loan losses may materially and adversely affect our business.
Making loans and other extensions of credit is an essential element of our business. Although we seek to mitigate risks inherent in lending by adhering to specific underwriting practices, our loans and other extensions of credit may not be repaid. The risk of nonpayment is affected by a number of factors, including:
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the duration of the credit;

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credit risks of a particular customer;

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changes in economic and industry conditions; and

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in the case of a collateralized loan, risks resulting from uncertainties about the future value of the collateral.

We attempt to maintain an appropriate ALLL to provide for potential losses in our loan portfolio. We periodically determine the amount of the allowance based on consideration of several factors, including:
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an ongoing review of the quality, mix, and size of our overall loan portfolio;

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our historical loan loss experience;

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evaluation of economic conditions;

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regular reviews of loan delinquencies and loan portfolio quality; and

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the amount and quality of collateral, including guarantees, securing the loans.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
There is no precise method of predicting credit losses; therefore, we face the risk that charge-offs in future periods will exceed our ALLL and that additional increases in the ALLL will be required. Additions to the ALLL would result in a decrease of our net income, and possibly our capital.
Federal regulators periodically review our ALLL and may require us to increase our provision for loan losses or recognize further loan charge-offs, based on judgments different than those of our management. Any increase in the amount of our provision or loans charged-off as required by these regulatory agencies could have a negative effect on our operating results.
Our ALLL losses may prove to be insufficient to absorb potential losses in our loan portfolio, which may adversely affect our business, financial condition and results of operations.
We establish our ALLL and maintain it at a level considered adequate by management, consistent with applicable regulatory requirements and supervisory guidance, to absorb probable loan losses based on our analysis of our portfolio, market environment and historical loss experience. The ALLL represents our estimate of probable losses in the portfolio at each balance sheet date and is based upon relevant information available to us. The allowance contains provisions for probable losses that have been identified relating to specific borrowing relationships, as well as probable losses inherent in the loan portfolio and credit undertakings that are not specifically identified. Additions to the ALLL, which are charged to earnings through the provision for loan losses, are determined based on a variety of factors, including an analysis of the loan portfolio, historical loss experience and an evaluation of current economic conditions in our market areas. The actual amount of loan losses is affected by changes in economic, operating and other conditions within our markets, as well as changes in the financial condition, cash flows, and operations of our borrowers, all of which are beyond our control, and such losses may exceed current estimates.
As of June 30, 2018, our ALLL as a percentage of total loans was 0.91% and as a percentage of total nonperforming loans was 63.66%. We may be required to take additional provisions for loan losses in the future to further supplement the ALLL, either due to management’s decision to do so or requirements by our banking regulators. In addition, bank regulatory agencies will periodically review our ALLL and the value attributed to nonaccrual loans or to real estate acquired through foreclosure. Such regulatory agencies may require us to recognize future charge-offs. These adjustments may adversely affect our business, financial condition and results of operations.
An increase in our nonperforming assets would adversely impact our earnings.
At June 30, 2018, we had total nonperforming assets of  $23.0 million, or 1.32% of total assets, compared to $24.9 million, or 1.42% of total assets, at December 31, 2017 and $2.2 million, or 0.16% of total assets, at December 31, 2016. The recent increase in our nonperforming assets was primarily due to the Waupaca acquisition, and our nonperforming assets may increase in future periods. Nonperforming assets adversely affect our net income in various ways. We do not record interest income on non-accrual loans or investments or on real estate owned. We must establish an ALLL that reserves for losses inherent in the loan portfolio that are both probable and reasonably estimable through current period provisions for loan losses, which are recorded as a charge to income. From time to time, we also write down the other real estate owned portfolio to reflect changing market values. Additionally, there are legal fees associated with the resolution of problem assets as well as carrying costs such as taxes, insurance and maintenance related to the other real estate owned. Further, the resolution of nonperforming assets requires the active involvement of management, which can distract them from our overall supervision of operations and other income-producing activities.
Our focus on lending to small to mid-sized community-based businesses may increase our credit risk.
Most of our commercial business and commercial real estate loans are made to small business or middle market customers. These businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities, have a heightened vulnerability to economic conditions and greater customer concentration risk. If general economic conditions in the markets in which we operate negatively impact this important customer sector, our results of operations and financial condition and the value of our common stock may be adversely affected. Moreover, a portion of these loans have been made by us in

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
recent years and the borrowers may not have experienced a complete business or economic cycle. Furthermore, the deterioration of our borrowers’ businesses may hinder their ability to repay their loans with us, which could have a material adverse effect on our financial condition and results of operations.
Our current asset mix and our current investments may not be indicative of our future asset mix and investments, which may make it difficult to predict our future financial and operating performance.
Certain factors make it difficult to predict our future financial and operating performance including, among others: (i) our current asset mix may not be representative of our anticipated future asset mix and may change as we continue to execute on our plans for organic loan origination and banking activities and potentially grow through future acquisitions; (ii) our significant liquid securities portfolio may not necessarily be representative of our future liquid securities position; and (iii) our cost structure and capital expenditure requirements during the periods for which financial information is available may not be reflective of our anticipated cost structure and capital spending as we continue to realize efficiencies in our business, integrate future acquisitions and continue to grow our organic banking platform.
Our deposit portfolio includes significant concentrations and a large percentage of our deposits are attributable to a relatively small number of clients.
As a commercial bank, we provide services to a number of clients whose deposit levels vary considerably and have some seasonality. Our 10 largest depositor relationships accounted for approximately 9.8% of our deposits at June 30, 2018. Our largest depositor relationship accounted for approximately 2.2% of our deposits at June 30, 2018. These deposits can and do fluctuate substantially. The depositors are not concentrated in any industry or business. The loss of any combination of these depositors, or a significant decline in the deposit balances due to ordinary course fluctuations related to these customers’ businesses, would adversely affect our liquidity and require us to raise deposit rates to attract new deposits, purchase federal funds or borrow funds on a short-term basis to replace such deposits. Depending on the interest rate environment and competitive factors, low cost deposits may need to be replaced with higher cost funding, resulting in a decrease in net interest income and net income. While these events could have a material impact on our results, we expect, in the ordinary course of business, that these deposits will fluctuate and believe we are capable of mitigating this risk, as well as the risk of losing one of these depositors, through additional liquidity, and business generation in the future. However, should a significant number of these customers leave, it could have a material adverse impact on us.
Our funding sources may prove insufficient to replace deposits and support our future growth.
Deposits and investment securities for sale are the primary source of funds for our lending activities and general business purposes. However, from time to time we also obtain advances from the Federal Home Loan Bank (“FHLB”), purchase federal funds, and engage in overnight borrowing from the Federal Reserve, correspondent banks, and enter into client purchase agreements. Although we have historically been able to replace maturing deposits and advances if desired, we may not be able to replace such funds in the future if our financial condition, the financial condition of FHLB or market conditions were to change. While we believe our current funding sources to be adequate, our financial flexibility will be severely constrained if we are unable to maintain our access to funding or if adequate financing is not available to accommodate future growth at acceptable interest rates. If we are unable to successfully maintain and grow our low-cost deposits, our cost of funding will increase. Finally, if we are required to rely more heavily on more expensive funding sources to support future growth, our revenues may not increase proportionately to cover our costs. In this case, our profitability would be adversely affected.
FHLB borrowings and other current sources of liquidity may not be available or, if available, sufficient to provide adequate funding for operations. Furthermore, our own actions could result in a loss of adequate funding. For example, our availability at FHLB could be reduced if we are deemed to have poor documentation or processes. Accordingly, we may seek additional higher-cost borrowings in the future to achieve our long-term business objectives. Additional borrowings, if sought, may not be available to us or, if available, may not be available on favorable terms. If additional financing sources are unavailable or are not available on reasonable terms, our growth and future prospects could be adversely affected.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
A lack of liquidity could adversely affect our operations and jeopardize our business, financial condition, and results of operations.
Liquidity is essential to our business. We rely on our ability to generate deposits and effectively manage the repayment and maturity schedules of our loans and investment securities, respectively, to ensure that we have adequate liquidity to fund our operations. An inability to raise funds through deposits, borrowings, the sale of our investment securities, FHLB advances, the sale of loans, and other sources could have a substantial negative effect on our liquidity. Our most important source of funds consists of deposits. Deposit balances can decrease when clients perceive alternative investments as providing a better risk/return tradeoff. If clients move money out of bank deposits and into other investments, we would lose a relatively low-cost source of funds, increasing our funding costs and reducing our net interest income and net income.
Other primary sources of funds consist of cash flows from operations, including from our investment maturities and sales of investment securities. Additional liquidity is provided by the ability to borrow from the Federal Reserve Bank and FHLB. We also may borrow funds from third-party lenders, such as other financial institutions, or issue equity or debt securities to investors in the future. Our access to funding sources in amounts adequate to finance or capitalize our activities, or on terms that are acceptable to us, could be impaired by factors that affect us directly or the financial services industry or economy in general, such as disruptions in the financial markets or negative views and expectations about the prospects for the financial services industry. Our liquidity may also be adversely impacted if there is a decline in our mortgage revenues from the expected higher prevailing interest rates in the following years.
Any decline in available funding could adversely impact our ability to originate loans, invest in securities, meet our expenses, pay dividends to our shareholders, or to fulfill obligations such as repaying our borrowings or meeting deposit withdrawal demands, any of which could have a material adverse impact on our liquidity, business, financial condition and results of operations.
We may need to raise additional capital in the future, and if we fail to maintain sufficient capital, whether due to losses, an inability to raise additional capital or otherwise, our financial condition, liquidity and results of operations, as well as our ability to maintain compliance with regulatory capital requirements, would be adversely affected.
We face significant capital and other regulatory requirements as a financial institution. In addition, the Company, on a consolidated basis, and the Bank, on a stand-alone basis, must meet certain regulatory capital requirements and maintain sufficient liquidity. We may need to raise additional capital in the future to provide us with sufficient capital resources and liquidity to meet our commitments and business needs, which could include the possibility of financing acquisitions. Our ability to raise additional capital depends on conditions in the capital markets, economic conditions and a number of other factors, including investor perceptions regarding the banking industry, market conditions and governmental activities, and on our financial condition and performance. Accordingly, we cannot assure you that we will be able to raise additional capital if needed or on terms acceptable to us. If we fail to maintain capital to meet regulatory requirements, our financial condition, liquidity and results of operations would be materially and adversely affected.
We could recognize losses on securities held in our securities portfolio, particularly if interest rates increase or economic and market conditions deteriorate.
While we attempt to invest a significant percentage of our assets in loans (our loan to deposit ratio was 96% as of June 30, 2018), we also invest a percentage of our total assets (approximately 9% as of June 30, 2018) in investment securities as part of our overall liquidity strategy. As of June 30, 2018, the fair value of our securities portfolio was approximately $162.8 million and consisted primarily of U.S. Government securities, municipal securities and mortgage-based securities. Factors beyond our control can significantly influence the fair value of securities in our portfolio and can cause potential adverse changes to the fair value of these securities. For example, fixed-rate securities are generally subject to decreases in market value when market interest rates rise. Additional factors include, but are not limited to, rating agency downgrades of the securities, defaults by the issuer or individual borrowers with respect to the underlying securities, and continued instability in the credit markets. Any of the foregoing factors could cause an other-than-temporary impairment in future periods and result in realized losses. The process for

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
determining whether impairment is other-than-temporary usually requires difficult, subjective judgments about the future financial performance of the issuer and any collateral underlying the security in order to assess the probability of receiving all contractual principal and interest payments on the security. Because of changing economic and market conditions affecting market interest rates, the financial condition of issuers of the securities and the performance of the underlying collateral, we may recognize realized and/or unrealized losses in future periods, which could have an adverse effect on our financial condition and results of operations.
Our risk management framework may not be effective in mitigating risks and/or losses to us.
Our risk management framework is comprised of various processes, systems and strategies, and is designed to manage the types of risk to which we are subject, including, among others, credit, market, liquidity, interest rate and compliance. Our framework also includes financial or other modeling methodologies that involve management assumptions and judgment. Our risk management framework may not be effective under all circumstances and may not adequately mitigate any risk or loss to us. If our framework is not effective, we could suffer unexpected losses and our business, financial condition, results of operations or prospects could be materially and adversely affected. We may also be subject to potentially adverse regulatory consequences, such as formal or informal enforcement actions, civil money penalties and potential criminal penalties.
We may pursue acquisitions in the future, which would expose us to financial, execution and operational risks that could have a material adverse effect on our business, financial condition, results of operations and growth prospects.
We may pursue acquisitions of other financial institutions, bank branches and or mortgage operations in target markets. Such an acquisition strategy will involve significant risks, including the following:
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finding suitable markets for expansion;

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finding suitable candidates for acquisition;

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finding suitable financing sources to fund acquisitions;

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maintaining asset quality;

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attracting and retaining qualified management;

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maintaining adequate regulatory capital;

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obtaining federal and state regulatory approvals; and

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consummating suitable acquisitions on terms that are favorable to us.

Acquisitions of financial institutions also involve operational risks and uncertainties, and acquired companies may have unknown or contingent liabilities with no available manner of recourse that we are not able to discover during the course of our due diligence, exposure to unexpected asset quality problems, key employee and client retention problems and other problems that could negatively affect our organization. We may not be able to complete future acquisitions or, if completed, we may not be able to realize the anticipated cost savings or successfully integrate the operations, management, products and services of the entities that we acquire and eliminate redundancies. The integration process may also require significant time and attention from our management that they would otherwise direct toward servicing existing business and developing new business. Moreover, undiscovered liabilities as a result of an acquisition could bring civil, criminal and financial liabilities against us, our management and the management of the institutions we acquire. We also may not possess the requisite knowledge or relationships to be successful as we enter into new markets. Acquisitions typically involve the payment of a premium over book and market values and, therefore, some dilution of our tangible book value and net income per common share may occur in connection with any future transaction. Furthermore, we may issue additional shares of our common stock to finance our acquisitions, which could result in dilution to our existing shareholders, or incur debt to finance our acquisitions or terms that may not be favorable to us. Failure to successfully integrate the entities we acquire into our existing operations may increase our operating costs significantly and adversely affect our business and earnings.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
System failure or breaches of our network security, or the security of our data processing subsidiary, including as a result of cyber-attacks or data security breaches, could subject us to increased operating costs as well as litigation and other liabilities.
The computer systems and network infrastructure we use may be vulnerable to physical theft, fire, power loss, telecommunications failure or a similar catastrophic event, as well as security breaches, denial of service attacks, viruses, worms and other disruptive problems caused by hackers. Any damage or failure that causes breakdowns or disruptions in our client relationship management, general ledger, deposit, loan and other systems could damage our reputation, result in a loss of client business, subject us to additional regulatory scrutiny for failure to comply with required information security standards, or expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on us.
Computer break-ins, phishing and other disruptions could also jeopardize the security of information stored in and transmitted through our computer systems and network infrastructure. Information security risks have generally increased in recent years in part because of the proliferation of new technologies, the use of the Internet and telecommunications technologies to conduct financial transactions, and the increased sophistication and activities of organized crime, hackers, terrorists, activists, and other external parties. Our operations rely on the secure processing, transmission and storage of confidential information in our computer systems and networks. In addition, to access our products and services, our clients may use personal smartphones, tablet PC’s, and other mobile devices that are beyond our control systems. Although we believe we have robust information security procedures and controls, our technologies, systems, networks, and our clients’ devices may become the target of cyber-attacks or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of the Bank’s or our clients’ confidential, proprietary and other information, or otherwise disrupt the Bank’s or our clients’ or other third parties’ business operations. As cyber threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities.
The Bank is under continuous threat of loss due to hacking and cyber-attacks especially as we continue to expand client capabilities to utilize internet and other remote channels to transact business. Two of the most significant cyber-attack risks that we face are e-fraud and loss of sensitive client data. Loss from e-fraud occurs when cybercriminals breach and extract funds directly from client or our accounts. Attempts to breach sensitive client data, such as account numbers and social security numbers, are less frequent but would present significant reputational, legal and/or regulatory costs to us if successful. Our risk and exposure to these matters remains heightened because of the evolving nature and complexity of these threats from cybercriminals and hackers, our plans to continue to provide internet banking and mobile banking channels, and our plans to develop additional remote connectivity solutions to serve our clients. While we are not aware of any successful hacking or cyber attacks into our computer or other IT systems, or those of our data processing subsidiary, there can be no assurance that we will not be the victim of successful hacking or cyber attacks in the future that could cause us to suffer material losses. The occurrence of any cyber-attack or information security breach could result in potential liability to clients, reputational damage and the disruption of our operations, and regulatory concerns, all of which could adversely affect our business, financial condition or results of operations.
The financial services industry is undergoing rapid technological changes and, as a result, we have a continuing need to stay current with those changes to compete effectively and increase our efficiencies. We may not have the resources to implement new technology to stay current with these changes.
The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to better serving clients, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success will depend in part upon our ability to address the needs of our clients by using technology to provide products and services that will satisfy client demands for convenience as well as to provide secure electronic environments and create additional efficiencies in our operations as we continue to grow and expand our market area. In connection with implementing new technology enhancements or products in the future, we may experience certain operational challenges (e.g. human error, system error, incompatibility, etc.) which could result in us not fully realizing the anticipated benefits from such new technology or require us to incur significant costs to remedy any such challenges in a timely manner.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Many of our larger competitors have substantially greater resources to invest in technological improvements and have invested significantly more than us in technological improvements. As a result, they may be able to offer additional or more convenient products compared to those that we will be able to provide, which would put us at a competitive disadvantage. Accordingly, we may not be able to effectively implement new technology-driven products and services or be successful in marketing such products and services to our clients, which could impair our growth and profitability.
We rely on third parties to provide key components of its business infrastructure.
We rely on third parties to provide key components for our business operations, such as data processing and storage, recording and monitoring transactions, online banking interfaces and services, internet connections, and network access. While we select these third-party vendors carefully, it does not control their actions. Any problems caused by these third parties, including those resulting from breakdowns or other disruptions in communication services provided by a vendor, failure of a vendor to handle current or higher volumes, cyber-attacks and security breaches at a vendor, failure of a vendor to provide services for any reason, or poor performance of services by a vendor, could adversely affect our ability to deliver products and services to our customers and otherwise conduct our business. Financial or operational difficulties of a third-party vendor could also hurt our operations if those difficulties interfere with the vendor’s ability to serve us. Replacing these third party vendors could create significant delays and expense that adversely affect our business and performance.
We are subject to certain operational risks, including, but not limited to, client or employee fraud and data processing system failures and errors.
Employee errors and employee and client misconduct could subject us to financial losses or regulatory sanctions and seriously harm our reputation. Misconduct by our employees could include hiding unauthorized activities from us, improper or unauthorized activities on behalf of our clients or improper use of confidential information. It is not always possible to prevent employee errors and misconduct, and the precautions we take to prevent and detect this activity may not be effective in all cases. Employee errors could also subject us to financial claims for negligence.
We maintain a system of internal controls and insurance coverage to mitigate against operational risks, including data processing system failures and errors and client or employee fraud. If our internal controls fail to prevent or detect an occurrence, or if any resulting loss is not insured or exceeds applicable insurance limits, it could have a material adverse effect on our business, financial condition and results of operations.
In addition, we rely heavily upon information supplied by third parties, including the information contained in credit applications, property appraisals, title information, equipment pricing and valuation and employment and income documentation, in deciding which loans we will originate, as well as the terms of those loans. If any of the information upon which we rely is misrepresented, either fraudulently or inadvertently, and the misrepresentation is not detected prior to asset funding, the value of the asset may be significantly lower than expected, or we may fund a loan that we would not have funded or on terms we would not have extended. Whether a misrepresentation is made by the applicant or another third party, we generally bear the risk of loss associated with the misrepresentation. A loan subject to a material misrepresentation is typically unsellable or subject to repurchase if it is sold prior to detection of the misrepresentation. The sources of the misrepresentations are often difficult to locate, and it is often difficult to recover any of the monetary losses we may suffer.
The Company is exposed to risk of environmental liabilities with respect to properties to which we obtain title.
A significant portion of our loan portfolio is secured by real estate. In the course of our business, we may foreclose and take title to real estate and could be subject to environmental liabilities with respect to these properties. The Company may be held liable to a government entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to clean up hazardous or toxic substances, or chemical releases at a property. The costs associated with investigation and remediation activities could be substantial. In addition, if we are the owner or former owner of a contaminated site, we may be subject to

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. These costs and claims could adversely affect our business, results of operations and prospects.
We may be adversely affected by the lack of soundness of other financial institutions or market utilities.
Our ability to engage in routine funding and other transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial institutions are interrelated as a result of trading, clearing, counterparty or other relationships. Defaults by, or even rumors or questions about, one or more financial institutions or market utilities, or the financial services industry generally, may lead to market-wide liquidity problems and losses of depositor, creditor and counterparty confidence and could lead to losses or defaults by us or by other institutions.
The borrowing needs of our clients may be unpredictable, especially during a challenging economic environment. We may not be able to meet our unfunded credit commitments, or adequately reserve for losses associated with our unfunded credit commitments, which could have a material adverse effect on our business, financial condition, results of operations and reputation.
A commitment to extend credit is a formal agreement to lend funds to a client as long as there is no violation of any condition established under the agreement. The actual borrowing needs of our clients under these credit commitments have historically been lower than the contractual amount of the commitments. A significant portion of these commitments expire without being drawn upon. Because of the credit profile of our clients, we typically have a substantial amount of total unfunded credit commitments, which is reflected off our balance sheet. Actual borrowing needs of our clients may exceed our expected funding requirements, especially during a challenging economic environment when our client companies may be more dependent on our credit commitments due to the lack of available credit elsewhere, the increasing costs of credit, or the limited availability of financings from venture firms. In addition, limited partner investors of our venture capital clients may fail to meet their underlying investment commitments due to liquidity or other financing issues, which may increase our clients’ borrowing needs. Any failure to meet our unfunded credit commitments in accordance with the actual borrowing needs of our clients may have a material adverse effect on our business, financial condition, results of operations and reputation.
Our financial condition may be affected negatively by the costs of litigation.
We may be involved from time to time in a variety of litigation, investigations or similar matters arising out of our business. In many cases, we may seek reimbursement from our insurance carriers to cover such costs and expenses. Our insurance may not cover all claims that may be asserted against us, and any claims asserted against us, regardless of merit or eventual outcome, may harm our reputation. Should the ultimate judgments or settlements in any litigation or investigation significantly exceed our insurance coverage, they could have a material adverse effect on our business, financial condition and results of operations.
There are substantial risks and uncertainties associated with the introduction or expansion of lines of business or new products and services within existing lines of business.
From time to time, the Company may implement new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, the Company may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove attainable. External factors, such as compliance with regulations, competitive alternatives, and shifting market preferences, may also impact the successful implementation of a new line of business or a new product or service. Furthermore, any new line of business and/or new product or service could have a significant impact on the effectiveness of the Company’s system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could have a material adverse effect on the Company’s business, results of operations, and financial condition.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain executive management and qualified board members.
As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make certain activities more difficult, time-consuming or costly and increase demand on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could adversely affect our business and operating results.
In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.
We also expect that being a public company and these new rules and regulations will increase the costs of our director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.
As a result of disclosure of information in this registration statement and in filings required of a public company, our business and financial condition will become more visible, which may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business and operating results.
Changes in accounting standards could materially impact our financial statements.
From time to time, the Financial Accounting Standards Board (“FASB”) or the SEC may change the financial accounting and reporting standards that govern the preparation of our financial statements. Such changes may result in us being subject to new or changing accounting and reporting standards. In addition, the bodies that interpret the accounting standards (such as banking regulators or outside auditors) may change their interpretations or positions on how these standards should be applied. These changes may be beyond our control, can be hard to predict and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retrospectively, or apply an existing standard differently, also retrospectively, in each case resulting in our needing to revise or restate prior period financial statements.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Risks related to our common stock
Applicable laws and regulations restrict both the ability of the Bank to pay dividends to the Company and the ability of the Company to pay dividends to our shareholders.
Both the Company and the Bank are subject to various regulatory restrictions relating to the payment of dividends. In addition, the Federal Reserve has the authority to prohibit bank holding companies from engaging in unsafe or unsound practices in conducting their business. These federal and state laws, regulations and policies are described in greater detail in “Business: Supervision and Regulation: Regulation of the Company: Dividend Restrictions” and “Business: Supervision and Regulation: Regulation of the Bank: Payment of Dividends,” but generally look to factors such as previous results and net income, capital needs, asset quality, existence of enforcement or remediation proceedings, and overall financial condition.
For the foreseeable future, the majority, if not all, of the Company’s revenue will be from any dividends paid to the Company by the Bank. Accordingly, our ability to pay dividends also depends on the ability of the Bank to pay dividends to us. Furthermore, the present and future dividend policy of the Bank is subject to the discretion of its board of directors.
We cannot guarantee that the Company or the Bank will be permitted by financial condition or applicable regulatory restrictions to pay dividends, that the board of directors of the Bank will elect to pay dividends to us, nor can we guarantee the timing or amount of any dividend actually paid.
There are substantial regulatory limitations on changes of control of bank holding companies.
We are a bank holding company regulated by the Federal Reserve. Subject to certain exceptions, CIBCA and its implementing regulations require that any individual or company acquiring “control” of a bank or bank holding company, either directly or indirectly, give the Federal Reserve 60 days’ prior written notice of the proposed acquisition. If within that time period the Federal Reserve has not issued a notice disapproving the proposed acquisition, extended the period for an additional period up to 90 days or requested additional information, the acquisition may proceed. An acquisition may be made before expiration of the disapproval period if the Federal Reserve issues written notice that it intends not to disapprove the acquisition. Acquisition of 25 percent or more of any class of voting securities constitutes control, and it is generally presumed for purposes of the CIBCA that the acquisition of 10 percent or more of any class of voting securities would constitute the acquisition of control, although such a presumption of control may be rebutted.
Also, under the CIBCA, the shareholdings of individuals and companies that are deemed to be “acting in concert” would be aggregated for purposes of determining whether such holders “control” a bank or bank holding company. “Acting in concert” under the CIBCA generally means knowing participation in a joint activity or parallel action towards the common goal of acquiring control of a bank or a bank holding company, whether or not pursuant to an express agreement. The manner in which this definition is applied in individual circumstances can vary and cannot always be predicted with certainty. Many factors can lead to a rebuttable presumption of acting in concert, including where: (i) the shareholders are commonly controlled or managed; (ii) the shareholders are parties to an oral or written agreement or understanding regarding the acquisition, voting or transfer of control of voting securities of a bank or bank holding company; (iii) the shareholders are immediate family members; or (iv) both a shareholder and a controlling shareholder, partner, trustee or management official of such shareholder own equity in the bank or bank holding company.
Furthermore, under the Bank Holding Company Act and its implementing regulations, and subject to certain exceptions, any company would be required to obtain Federal Reserve approval prior to obtaining control of a bank or bank holding company. Control under the Bank Holding Company Act exists where a company acquires 25 percent or more of any class of voting securities, has the ability to elect a majority of a bank holding company’s directors, is found to exercise a “controlling influence” over a bank or bank holding company’s management and policies, and in certain other circumstances. There is a presumption of non-control for any holder of less than 5% of any class of voting securities. In addition, in 2008 the Federal Reserve issued a policy statement on equity investments in banks and bank holding companies, which sets out circumstances under which a minority investor would not be deemed to control a bank or bank holding

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
company for purposes of the Bank Holding Company Act. Among other things, the 2008 policy statement permits a minority investor to hold up to 24.9% (or 33.3% under certain circumstances) of the total equity (voting and non-voting combined) and have at least one representative on the company’s board of directors (with two directors permitted under certain circumstances).
Regulatory determination of  “control” of a depository institution or holding company, under either the Bank Holding Company Act or CIBCA, is based on all of the relevant facts and circumstances. Potential investors are advised to consult with their legal counsel regarding the applicable regulations and requirements.
We have the ability to incur debt and pledge our assets, including our stock in the Bank, to secure that debt.
We have the ability to incur debt and pledge our assets to secure that debt. Absent special and unusual circumstances, a holder of indebtedness for borrowed money has rights that are superior to those of holders of common stock. For example, interest must be paid to the lender before dividends can be paid to the shareholders, and loans must be paid off before any assets can be distributed to shareholders if we were to liquidate. Furthermore, we would have to make principal and interest payments on our indebtedness, which could reduce our profitability or result in net losses on a consolidated basis even if the Bank were profitable.
Our stock price may be volatile, which could result in losses to our investors and litigation against us.
Several factors could cause our stock price to fluctuate substantially in the future. These factors include but are not limited to: actual or anticipated variations in earnings, changes in analysts’ recommendations or projections, our announcement of developments related to our businesses, operations and stock performance of other companies deemed to be peers, new technology used or services offered by traditional and non-traditional competitors, news reports of trends, irrational exuberance on the part of investors, new federal banking regulations, our limited number of shares and shareholders, and other issues related to the financial services industry. Our stock price may fluctuate significantly in the future, and these fluctuations may be unrelated to our performance. General market declines or market volatility in the future, especially in the financial institutions sector, could adversely affect the price of our common stock, and the current market price may not be indicative of future market prices. Stock price volatility may make it more difficult for you to resell your common stock when you want and at prices you find attractive. Moreover, in the past, securities class action lawsuits have been instituted against some companies following periods of volatility in the market price of its securities. We could in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management’s attention and resources from our normal business.
If equity research analysts do not publish research or reports about our business, or if they do publish such reports but issue unfavorable commentary or downgrade our common stock, the price and trading volume of our common stock could decline.
The trading market for our common stock could be affected by whether and to what extent equity research analysts publish research or reports about us and our business. We cannot predict at this time how many research analysts will cover us and our common stock or how many will publish research and reports on us. If one or more equity analysts cover us and publish research reports about our common stock, the price of our stock could decline if one or more securities analysts downgrade our stock or if those analysts issue other unfavorable commentary or cease publishing reports about us.
If any of the analysts who elect to cover us downgrade their recommendation with respect to our common stock, our stock price could decline rapidly. If any of these analysts ceases coverage of us, we could lose visibility in the market, which in turn could cause our common stock price or trading volume to decline and our common stock to be less liquid.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Economic and other circumstances may require us to raise capital at times or in amounts that are unfavorable to us. If we have to issue shares of common stock, they will dilute the percentage ownership interest of existing shareholders and may dilute the book value per share of our common stock and adversely affect the terms on which we may obtain additional capital.
We may need to incur additional debt or equity financing in the future to make strategic acquisitions or investments or to strengthen our capital position. Our ability to raise additional capital, if needed, will depend on, among other things, conditions in the capital markets at that time, which are outside of our control and our financial performance. We cannot provide assurance that such financing will be available to us on acceptable terms or at all, or if we do raise additional capital that it will not be dilutive to existing shareholders.
If we determine, for any reason, that we need to raise capital, our board generally has the authority, without action by or vote of the shareholders, to issue all or part of any authorized but unissued shares of stock for any corporate purpose, including issuance of equity-based incentives under or outside of our equity compensation plans. Additionally, we are not restricted from issuing additional common stock or preferred stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or preferred stock or any substantially similar securities. The market price of our common stock could decline as a result of sales by us of a large number of shares of common stock or preferred stock or similar securities in the market or from the perception that such sales could occur. Any issuance of additional shares of stock will dilute the percentage ownership interest of our shareholders and may dilute the book value per share of our common stock. Shares we issue in connection with any such offering will increase the total number of shares and may dilute the economic and voting ownership interest of our existing shareholders.
Our board of directors may issue shares of preferred stock that would adversely affect the rights of our common shareholders.
Our authorized capital stock includes 5,000,000 shares of preferred stock of which no preferred shares are issued and outstanding. Our board of directors, in its sole discretion, may designate and issue one or more series of preferred stock from the authorized and unissued shares of preferred stock. Subject to limitations imposed by law or our certificate of incorporation, our board of directors is empowered to determine:
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the designation of, and the number of, shares constituting each series of preferred stock;

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the dividend rate for each series;

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the terms and conditions of any voting, conversion and exchange rights for each series;

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the amounts payable on each series on redemption or our liquidation, dissolution or winding-up;

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the provisions of any sinking fund for the redemption or purchase of shares of any series; and

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the preferences and the relative rights among the series of preferred stock.

We could issue preferred stock with voting and conversion rights that could adversely affect the voting power of the shares of our common stock and with preferences over the common stock with respect to dividends and in liquidation.
The accuracy of our financial statements and related disclosures could be affected if the judgments, assumptions or estimates used in our critical accounting policies are inaccurate.
The preparation of financial statements and related disclosure in conformity with accounting principles generally accepted in the United States requires us to make judgments, assumptions and estimates that affect the amounts reported in our consolidated financial statements and accompanying notes. Our critical accounting policies, which are included in the section captioned “Management’s Discussion and Analysis of Results of Operations and Financial Condition”, describe those significant accounting policies and methods used in the preparation of our consolidated financial statements that we consider “critical” because they require judgments, assumptions and estimates that materially affect our consolidated financial

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
statements and related disclosures. As a result, if future events differ significantly from the judgments, assumptions and estimates in our critical accounting policies, those events or assumptions could have a material impact on our consolidated financial statements and related disclosures.
Our internal controls over financial reporting may not be effective and our management may not be able to certify as to their effectiveness, which could impair our ability to accurately report our financials and have a significant and adverse effect on our business, reputation and the market price of our common stock.
As a public company, our management will be responsible for establishing and maintaining adequate internal control over financial reporting and for evaluating and reporting on that system of internal control. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (“GAAP”). We are currently in the process of enhancing our internal controls over financial reporting to enable us to comply with our obligations under the federal securities laws and other applicable legal requirements. We are not currently required to comply with SEC rules that implement Section 404 of the Sarbanes-Oxley Act; however, we are required to comply with certain OCC rules that implement certain requirements under Section 404 of the Sarbanes-Oxley Act. When evaluating our internal controls over financial reporting, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. In addition, if we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. We cannot be certain as to the timing of completion of our evaluation, testing and any remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or with adequate compliance, our independent registered public accounting firm may issue an adverse opinion due to ineffective internal controls over financial reporting, and we may be subject to sanctions or investigation by regulatory authorities, such as the SEC. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.
Furthermore, as we transition to a public company, we intend to continue to improve the effectiveness of our internal controls by hiring additional personnel, utilizing outside consultants and accountants to supplement our internal staff as needed, improving our IT systems, and implementing additional policies and procedures. We anticipate incurring costs in connection with these improvements to our internal control system. If we are unsuccessful in implementing these improvements, we may not be able to accurately and timely report our financial results, conclude on an ongoing basis that we have effective controls over financial reporting or prevent a material weakness in our internal controls over financial reporting, each of which could have a significant and adverse effect on our business, reputation and the market price of our common stock.
We are an emerging growth company and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.
We are an emerging growth company. Under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, emerging growth companies can take advantage of certain exemptions from various reporting requirements that are applicable to other public companies including, without limitation, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, exemptions from the requirements of holding a non-binding advisory shareholder vote on executive compensation and any golden parachute payments not previously approved, exemption from the requirement of auditor attestation in the assessment of our internal control over financial reporting and exemption from any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about our audit and the financial statements (auditor discussion and analysis). As a result of the foregoing, the information that we provide shareholders may be different than what is available with respect to other public companies. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If investors find our common stock less attractive as a result of our status as an emerging growth company, there may be less liquidity for our common stock and our stock price may be more volatile.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
We will remain an emerging growth company until the earliest of  (i) the end of the fiscal year in which the market value of our common stock that is held by non-affiliates exceeds $700 million as of the end of the second fiscal quarter, (ii) the end of the fiscal year in which we have total annual gross revenues of $1.07 billion or more during such fiscal year, (iii) the date on which we issue more than $1 billion in non-convertible debt in a three-year period or (iv) the end of the fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement filed under the Securities Act.
Our securities are not FDIC insured.
Our securities, including our common stock, are not savings or deposit accounts or other obligations of the Bank, are not insured by the Deposit Insurance Fund, the FDIC or any other governmental agency and are subject to investment risk, including the possible loss of principal.
Risks related to the business environment and our industry
The Company is subject to extensive government regulation and supervision, which may interfere with our ability to conduct our business and may negatively impact our financial results.
The Company, primarily through the Bank and certain non-bank subsidiaries, are subject to extensive federal and state regulation and supervision. Banking regulations are primarily intended to protect depositors’ funds and the safety and soundness of the banking system as a whole, not shareholders. These regulations affect the Bank’s lending practices, capital structure, investment practices, dividend policy and growth, among other things. Congress and federal regulatory agencies continually review banking laws, regulations and policies for possible changes. Changes to statutes, regulations or regulatory policies, including changes in interpretation or implementation of statutes, regulations or policies, could affect the Company and/or the Bank in substantial and unpredictable ways. Such changes could subject the Company and/or the Bank to additional costs, limit the types of financial services and products the Company and/or the Bank may offer, and/or limit the pricing the Company and/or the Bank may charge on certain banking services, among other things. Compliance personnel and resources may increase our costs of operations and adversely impact our earnings.
Failure to comply with laws, regulations or policies could result in sanctions by regulatory agencies, civil money penalties and/or reputation damage, which could have a material adverse effect on our business, financial condition and results of operations. While the Company has policies and procedures designed to prevent any such violations, there can be no assurance that such violations will not occur. See “Business: Supervision and Regulation”.
Federal regulatory agencies, including the Federal Reserve and the OCC, periodically conduct examinations of our business, including for compliance with laws and regulations, and our failure to comply with any supervisory actions to which we are or become subject as a result of such examinations may adversely affect our business.
Federal regulatory agencies, including the Federal Reserve and the OCC, periodically conduct examinations of our business, including our compliance with laws and regulations. If, as a result of an examination, an agency were to determine that the financial, capital resources, asset quality, earnings prospects, management, liquidity, or other aspects of any of our operations had become unsatisfactory, or violates any law or regulation, such agency may take certain remedial or enforcement actions it deems appropriate to correct any deficiency. Remedial or enforcement actions include the power to enjoin “unsafe or unsound” practices, to require affirmative actions to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced against a bank, to direct an increase in the bank’s capital, to restrict the bank’s growth, to assess civil monetary penalties against a bank’s officers or directors, and to remove officers and directors. The CFPB also has authority to take enforcement actions, including cease-and desist orders or civil monetary penalties, if it finds that we offer consumer financial products and services in violation of federal consumer financial protection laws.
If we were unable to comply with future regulatory directives, or if we were unable to comply with the terms of any future supervisory requirements to which we may become subject, then we could become subject to a variety of supervisory actions and orders, including cease and desist orders, prompt corrective

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
actions, memoranda of understanding and other regulatory enforcement actions. Such supervisory actions could, among other things, impose greater restrictions on our business, as well as our ability to develop any new business. The Company could also be required to raise additional capital, or dispose of certain assets and liabilities within a prescribed time period, or both. Failure to implement remedial measures as required by financial regulatory agencies could result in additional orders or penalties from federal and state regulators, which could trigger one or more of the remedial actions described above. The terms of any supervisory action and associated consequences with any failure to comply with any supervisory action could have a material negative effect on our business, operating flexibility and overall financial condition.
We have a concentration in commercial real estate lending which could cause our regulators to restrict our ability to grow.
As a part of their regulatory oversight, the federal regulators have issued the Commercial Real Estate (CRE) Concentration Guidance on sound risk management practices with respect to a financial institution’s concentrations in commercial real estate lending activities. These guidelines were issued in response to the agencies’ concerns that rising CRE concentrations might expose financial institutions to unanticipated earnings and capital volatility in the event of adverse changes in the commercial real estate market. Existing guidance reinforces and enhances existing regulations and guidelines for safe and sound real estate lending by providing supervisory criteria, including numerical indicators to assist in identifying institutions with potentially significant commercial real estate loan concentrations that may warrant greater supervisory scrutiny. The guidance does not limit banks’ commercial real estate lending, but rather guides institutions in developing risk management practices and levels of capital that are commensurate with the level and nature of their commercial real estate concentrations. The CRE Concentration Guidance identifies certain concentration levels that, if exceeded, will expose the institution to additional supervisory analysis with regard to the institution’s CRE concentration risk. The CRE Concentration Guidance is designed to promote appropriate levels of capital and sound loan and risk management practices for financial institutions with a concentration of CRE loans. In general, the CRE Concentration Guidance establishes the following supervisory criteria as preliminary indications of possible CRE concentration risk: (1) the institution’s total construction, land development and other land loans represent 100% or more of total risk-based capital; or (2) total CRE loans as defined in the regulatory guidelines represent 300% or more of total risk-based capital, and the institution’s CRE loan portfolio has increased by 50% or more during the prior 36-month period. Pursuant to the CRE Concentration Guidelines, loans secured by owner occupied commercial real estate are not included for purposes of CRE Concentration calculation. We believe that the CRE Concentration Guidance is applicable to us. As of June 30, 2018, our CRE loans represented 369% of our total risk-based capital, as compared to 375%, 356% and 341% as of December 31, 2017, 2016 and 2015, respectively. Although we are actively working to manage our CRE concentration and believe that our underwriting policies, management information systems, independent credit administration process, and monitoring of real estate loan concentrations are currently sufficient to address the CRE Concentration Guidance, the FDIC or other federal regulators could become concerned about our CRE loan concentrations, and they could limit our ability to grow by, among other things, restricting their approvals for the establishment or acquisition of branches, or approvals of mergers or other acquisition opportunities.
Monetary policies and regulations of the Federal Reserve could adversely affect our business, financial condition and results of operations.
In addition to being affected by general economic conditions, our earnings and growth are affected by the policies of the Federal Reserve. An important function of the Federal Reserve is to regulate the money supply and credit conditions. Among the instruments used by the Federal Reserve to implement these objectives are open market operations in U.S. government securities, adjustments of the discount rate and changes in reserve requirements against bank deposits. These instruments are used in varying combinations to influence overall economic growth and the distribution of credit, bank loans, investments and deposits. Their use also affects interest rates charged on loans or paid on deposits. The monetary policies and regulations of the Federal Reserve have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. The effects of such policies upon our business, financial condition and results of operations cannot be predicted.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
The Federal Reserve may require us to commit capital resources to support the Bank.
The Federal Reserve, which examines us and the Bank, requires a bank holding company to act as a source of financial and managerial strength to a subsidiary bank and to commit resources to support such subsidiary bank. Under the “source of strength” doctrine, the Federal Reserve may require a bank holding company to make capital injections into a troubled subsidiary bank and may charge the bank holding company with engaging in unsafe and unsound practices for failure to commit resources to such a subsidiary bank. In addition, the Dodd-Frank Act directs the federal bank regulators to require that all companies that directly or indirectly control an insured depository institution serve as a source of strength for the institution. Under these requirements, in the future, we could be required to provide financial assistance to the Bank if it experiences financial distress.
A capital injection may be required at times when we do not have the resources to provide it, and therefore we may be required to borrow the funds. In the event of a bank holding company’s bankruptcy, the bankruptcy trustee will assume any commitment by the holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank. Moreover, bankruptcy law provides that claims based on any such commitment will be entitled to a priority of payment over the claims of the holding company’s general unsecured creditors, including the holders of its note obligations. Thus, any borrowing that must be done by the holding company in order to make the required capital injection becomes more difficult and expensive and will adversely impact the holding company’s cash flows, financial condition, results of operations and prospects.
Any future action by the U.S. Congress lowering the federal corporate income tax rate and/or eliminating the federal corporate alternative minimum tax could result in the reduction of the net DTAs and a corresponding charge against earnings.
The DTAs reported on the Company’s balance sheet represents the net amount of income taxes expected to be received upon the reversal of temporary differences between the bases of assets and liabilities as measured by enacted tax laws, and their bases as reported in the financial statements. The President of the United States and members of Congress have lowered the federal corporate income tax rate from its past level of 35% to 21%, which requires the Company’s net DTAs to be re-measured. This has resulted in a reduction of the DTAs in the period of the law change and a corresponding charge against earnings, and there is no assurance that we will be able to continue to recognize any, or all, of the DTAs for regulatory capital purposes.
The Company may be subject to more stringent capital requirements.
The Bank and the Company are each subject to capital adequacy guidelines and other regulatory requirements specifying minimum amounts and types of capital which each of the Bank and the Company must maintain. From time to time, the regulators implement changes to these regulatory capital adequacy guidelines. If we fail to meet these minimum capital guidelines and other regulatory requirements, our financial condition would be materially and adversely affected. In light of proposed changes to regulatory capital requirements contained in the Dodd-Frank Act and the regulatory accords on international banking institutions formulated by the Basel Committee and implemented by the Federal Reserve and the OCC, we may be required to satisfy additional, more stringent, capital adequacy standards. The ultimate impact of the revised capital and liquidity standards on us cannot be determined at this time and will depend on a number of factors, including the treatment and implementation by the U.S. banking regulators. These requirements, however, and any other new regulations, could adversely affect our ability to pay dividends, or could require us to reduce business levels or to raise capital, including in ways that may adversely affect our financial condition or results of operations.
Our deposit insurance premiums could be substantially higher in the future, which could have a material adverse effect on our future earnings.
The FDIC insures deposits at FDIC-insured depository institutions, such as the Bank, up to applicable limits. The amount of a particular institution’s deposit insurance assessment is based on that institution’s risk classification under an FDIC risk-based assessment system. An institution’s risk classification is assigned based on its capital levels and the level of supervisory concern the institution poses to its

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
regulators. Past market developments and bank failures significantly depleted the FDIC’s Deposit Insurance Fund and reduced the ratio of reserves to insured deposits. As a result of recent economic conditions and the enactment of the Dodd-Frank Act, banks are now assessed deposit insurance premiums based on the bank’s average consolidated total assets, and the FDIC has modified certain risk-based adjustments, which increase or decrease a bank’s overall assessment rate. This has resulted in increases to the deposit insurance assessment rates and thus raised deposit premiums for many insured depository institutions. If these increases are insufficient for the Deposit Insurance Fund to meet its funding requirements, further special assessments or increases in deposit insurance premiums may be required. We are generally unable to control the amount of premiums that we are required to pay for FDIC insurance. If there are additional bank or financial institution failures, we may be required to pay even higher FDIC premiums than the recently increased levels. Any future additional assessments, increases or required prepayments in FDIC insurance premiums could reduce our profitability, may limit our ability to pursue certain business opportunities or otherwise negatively impact our operations.
We are subject to federal and state fair lending laws, and failure to comply with these laws could lead to material penalties.
Federal and state fair lending laws and regulations, such as the Equal Credit Opportunity Act and the Fair Housing Act, impose nondiscriminatory lending requirements on financial institutions. The Department of Justice, CFPB and other federal and state agencies are responsible for enforcing these laws and regulations. Private parties may also have the ability to challenge an institution’s performance under fair lending laws in private class action litigation. A successful challenge to our performance under the fair lending laws and regulations could adversely impact our rating under the Community Reinvestment Act and result in a wide variety of sanctions, including the required payment of damages and civil money penalties, injunctive relief, imposition of restrictions on merger and acquisition activity and restrictions on expansion activity, which could negatively impact our reputation, business, financial condition and results of operations.
We could face a risk of noncompliance and enforcement action with the Bank Secrecy Act and other anti-money laundering statutes and regulations.
The Bank Secrecy Act of 1970, the USA PATRIOT Act and other laws and regulations require financial institutions, among other duties, to institute and maintain effective anti-money laundering programs and file suspicious activity and currency transaction reports as appropriate. FinCEN, established by the U.S. Department of the Treasury to administer the Bank Secrecy Act, is authorized to impose significant civil money penalties for violations of those requirements and engages in coordinated enforcement efforts with the individual federal banking regulators, as well as the U.S. Department of Justice, Drug Enforcement Administration and IRS. There is also increased scrutiny of compliance with the rules enforced by OFAC related to U.S. sanctions regimes. If our policies, procedures and systems are deemed deficient or the policies, procedures and systems of the financial institutions that we have already acquired or may acquire in the future are deficient, we would be subject to liability, including fines and regulatory actions such as restrictions on our ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of our business plan, including our acquisition plans, which would negatively impact our business, financial condition and results of operations. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for us. See “Business: Supervision and Regulation: The Bank Secrecy Act and the USA PATRIOT Act.”

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
ITEM 2.   FINANCIAL INFORMATION
Selected Financial Data
The following table sets forth summarized historical consolidated financial information for each of the periods indicated. This information should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” below and with the accompanying consolidated financial statements included in this registration statement. The selected historical financial information indicated as of and for the six months ended June 30, 2018 and 2017 has been derived from our unaudited consolidated financial statements included elsewhere in this registration statement. The selected historical financial information indicated as of and for the years ended December 31, 2017 and 2016 has been derived from our audited consolidated financial statements included elsewhere in this registration statement. The selected historical financial information indicated as of and for the years ended December 31, 2015, 2014 and 2013 has been derived from our audited consolidated financial statements not included in this registration statement. Historical results set forth below and elsewhere in this registration statement are not necessarily indicative of future performance.
	Six Months Ended June 30,		December 31,
	2018	2017	2017	2016	2015	2014	2013
	(dollars in thousands, except per share and other data)
Operating Data
Interest Income	$38,682	$23,414	$53,472	$44,726	$41,062	$39,709	$38,986
Interest Expense	6,632	3,437	7,732	5,932	5,063	4,783	4,879
Net interest and dividend Income	32,050	19,977	45,740	38,794	35,999	34,926	34,107
Provision for Loan Losses	1,385	380	1,055	320	1,008	2,030	1,475
Non-Interest Income	6,470	5,713	9,848	9,244	7,463	7,893	6,668
Non-Interest Expense	20,041	13,001	30,394	25,099	22,305	21,910	22,798
Income Before Taxes	17,094	12,309	24,139	22,619	20,149	18,879	16,502
Income Taxes	3,631	4,105	8,826	7,706	6,754	6,259	4,939
Net Income	$13,463	$8,204	$15,313	$14,913	$13,395	$12,620	$11,563
Average shares outstanding, basic	6,692,523	6,188,829	6,285,901	6,220,694	6,291,319	6,338,077	6,463,823
Average shares outstanding, diluted	6,692,523	6,188,829	6,285,901	6,220,694	6,291,319	6,338,077	6,463,823
Total shares outstanding	6,662,292	6,161,499	6,805,684	6,210,892	6,267,660	6,259,535	6,384,432
Basic Earnings per share	$2.01	$1.33	$2.44	$2.40	$2.13	$1.99	$1.79
Diluted Earnings Per Share	$2.01	$1.33	$2.44	$2.40	$2.13	$1.99	$1.79
Dividends Declared Per Share	$0.32	$0.32	$0.64	$0.59	$0.51	$0.46	$0.22
Dividend payout ratio(1)	16%	24%	26%	25%	24%	23%	12%
Financial Condition Data
Total Assets	$1,741,874	$1,308,375	$1,753,404	$1,315,997	$1,237,675	$1,105,008	$1,060,887
Total Deposits	1,495,424	1,147,446	1,506,642	1,127,020	1,062,575	954,742	919,486
Total Loans	1,434,504	1,076,392	1,397,547	1,026,257	956,637	873,058	823,144
Shareholders’ equity	165,200	132,647	161,728	127,523	118,928	109,062	101,568
Book Value Per Share	$24.80	$21.53	$23.76	$20.53	$18.97	$17.42	$15.91
Performance Ratios
Return on Average Assets	1.50%	1.19%	1.04%	1.13%	1.14%	1.17%	1.15%
Return on Average Shareholders’ equity	16.61%	12.59%	11.17%	12.01%	11.65%	11.84%	11.60%
Equity to assets	9.48%	10.14%	9.22%	9.69%	9.61%	9.87%	9.57%
Interest rate spread(2)	3.64%	3.02%	3.22%	3.08%	3.32%	3.47%	3.66%
Net Interest Margin, taxable equivalent(3)	3.95%	3.23%	3.45%	3.26%	3.48%	3.64%	3.82%
Efficiency ratio(4)	51.36%	49.36%	53.28%	50.81%	49.92%	49.72%	54.14%
Asset Quality
Non-Performing Loans	$20,497	$1,091	$20,613	$602	$1,625	$2,756	$2,617
Non-Performing Loans/Total Loans	1.43%	0.10%	1.47%	0.06%	0.17%	0.32%	0.32%
Net (Recoveries)/Charge-Offs	$(50)	$44	$171	$(397)	$255	$1,527	$670
Allowance/Total Loans	0.91%	1.03%	0.83%	1.05%	1.06%	1.07%	1.08%

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
	Six Months Ended June 30,		December 31,
	2018	2017	2017	2016	2015	2014	2013
	(dollars in thousands, except per share and other data)
Capital Ratios(5)
Total capital	10.94%	11.27%	10.80%	11.69%	10.86%	12.64%	12.46%
Tier 1 capital	9.39%	10.34%	9.29%	10.72%	9.95%	11.56%	11.38%
CET1	9.39%	10.34%	9.29%	10.72%	9.95%	N/A	N/A
Tier 1 leverage capital	8.34%	8.92%	8.47%	8.94%	8.85%	9.09%	9.10%
Other Data
Number of full service offices	18	12	18	12	12	11	12
Full time equivalent employees	248	178	249	173	161	155	154

(1)
Dividend payout ratio represents per share dividends declared divided by diluted earnings per share.

(2)
The interest rate spread represents the difference between the fully taxable equivalent weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities for the period.

(3)
The net interest margin represents fully taxable equivalent net interest income as a percent of average interest-earning assets for the period.

(4)
The efficiency ratio represents noninterest expense as a percentage of the sum of net interest income on a fully taxable equivalent basis and noninterest income.

(5)
Capital ratios are for Bank First National Corporation.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of our consolidated financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes. Historical results of operations and the percentage relationships among any amounts included, and any trends that may appear, may not indicate trends in operations or results of operations for any future periods. We are a bank holding company and we conduct all of our material business operations through the Bank. As a result, the discussion and analysis above relates to activities primarily conducted at the Bank level.
We have made, and will continue to make, various forward-looking statements with respect to financial and business matters. Comments regarding our business that are not historical facts are considered forward-looking statements that involve inherent risks and uncertainties. Actual results may differ materially from those contained in these forward-looking statements. For additional information regarding our cautionary disclosures, see the “Cautionary Note Regarding Forward-Looking Statements” at the beginning of this registration statement.
OVERVIEW
Bank First National Corporation is a Wisconsin corporation that was organized primarily to serve as the holding company for Bank First National. Bank First National, which was incorporated in 1894, is a nationally-chartered bank headquartered in Manitowoc, Wisconsin. It is a member of the Federal Reserve, and is regulated by the OCC. Including its headquarters in Manitowoc, Wisconsin, the Bank has 18 banking locations in Manitowoc, Outagamie, Brown, Winnebago, Sheboygan, Waupaca and Barron counties in Wisconsin. The Bank offers loan, deposit and treasury management products at each of its banking locations.
As with most community banks, the Bank derives a significant portion of its income from interest received on loans and investments. The Bank’s primary source of funding is deposits, both interest-bearing and noninterest-bearing. In order to maximize the Bank’s net interest income, or the difference between the income on interest-earning assets and the expense of interest-bearing liabilities, the Bank must not only manage the volume of these balance sheet items, but also the yields earned on interest-earning assets and the rates paid on interest-bearing liabilities. To account for credit risk inherent in all loans, the Bank maintains an ALLL to absorb possible losses on existing loans that may become uncollectible. The Bank establishes and maintains this allowance by charging a provision for loan losses against operating earnings. Beyond its net interest income, the Bank further receives income through the net gain on sale of loans held for sale as well as servicing income which is retained on those sold loans. In order to maintain its operations and bank locations, the Bank incurs various operating expenses which are further described within the “Results of Operations” later in this section.
The Bank is a 49.8% member of a data processing subsidiary, UFS, LLC which provides core data processing, endpoint management cloud services, cyber security and digital banking solutions for over 50 Midwest banks. The Bank, through its 100% owned subsidiary TVG Holdings, Inc., also holds a 30.0% ownership interest in Ansay & Associates, LLC, an insurance agency providing clients throughout the Midwest with insurance and risk management solutions. These unconsolidated subsidiary interests contribute noninterest income to the Bank through their underlying annual earnings.
On October 27, 2017, the Company consummated its merger with Waupaca pursuant to the Agreement and Plan of Bank Merger, dated as of May 11, 2017 and as amended on July 20, 2017, by and among the Company, BFNC Merger Sub, LLC, a wholly-owned subsidiary of the Company, and Waupaca, whereby Waupaca was merged with and into the Company, and First National Bank, Waupaca’s wholly owned banking subsidiary, was merged with and into the Bank. The system integration was completed, and six branches of First National Bank opened on October 30, 2017 as branches of the Bank, expanding the Bank’s presence into Barron and Waupaca counties.
As of June 30, 2018, the Company had total consolidated assets of  $1.7 billion, total loans of $1.4 billion, total deposits of  $1.5 billion and total stockholders’ equity of  $165.2 million. The Company employs approximately 248 full-time equivalent employees and has an assets-to-FTE ratio of approximately $7.4 million. For more information, see the Company’s website at www.bankfirstnational.com.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
CRITICAL ACCOUNTING POLICIES
The accounting and reporting policies of the Company conform to GAAP in the United States and general practices within the financial institution industry. Significant accounting and reporting policies are summarized below.
Business Combinations
We account for business combinations under the acquisition method of accounting in accordance with Accounting Standards Codification (ASC) 805, Business Combinations (ASC 805). We recognize the full fair value of the assets acquired and liabilities assumed and immediately expense transaction costs. There is no separate recognition of the acquired ALLL on the acquirer’s balance sheet as credit related factors are incorporated directly into the fair value of the net tangible and intangible assets acquired. If the amount of consideration exceeds the fair value of assets purchased less the fair value of liabilities assumed, goodwill is recorded. Alternatively, if the amount by which the fair value of assets purchased exceeds the fair value of liabilities assumed and consideration paid, a gain (bargain purchase gain) is recorded. Fair values are subject to refinement for up to one year after the closing date of an acquisition as information relative to closing date fair values becomes available. Results of operations of the acquired business are included in the statement of income from the effective date of the acquisition.
ALLL — Originated
ALLL is established through a provision for loan losses charged to expense as losses are estimated to have occurred. Loan losses are charged against the allowance when management believes that the collectability of the principal is unlikely. Subsequent recoveries, if any, are credited to the allowance.
Management regularly evaluates ALLL using general economic conditions, our past loan loss experience, composition of the portfolio, credit worthiness of the borrowers, the estimated value of the underlying collateral, the assumptions about cash flow, determination of loss factors for estimating credit losses and other relevant factors. This evaluation is inherently subjective since it requires material estimates that may be susceptible to significant change.
The ALLL consists of specific reserves for certain impaired loans and general reserves for non-impaired loans. Specific reserves reflect estimated losses on impaired loans from management’s analyses developed through specific credit allocations. The specific credit reserves are based on regular analyses of impaired non-homogenous loans. These analyses involve a high degree of judgment in estimating the amount of loss associated with specific loans, including estimating the amount and timing of future cash flows and collateral values. The general reserve is based on our historical loss experience which is updated quarterly. The general reserve portion of the ALLL also includes consideration of certain qualitative factors such as (1) changes in lending policies and/or underwriting practices, (2) national and local economic conditions, (3) changes in portfolio volume and nature, (4) experience, ability and depth of lending management and other relevant staff, (5) levels of and trends in past-due and nonaccrual loans and quality, (6) changes in loan review and oversight, (7) impact and effects of concentrations and (8) other issues deemed relevant.
Management believes that the current ALLL is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the ALLL. Such agencies may require us to recognize additions to the allowance based on their judgments of information available to them at the time of their examination.
ALLL — Acquired
ALLL for acquired loans is calculated using a methodology similar to that described for originated loans. Performing acquired loans are subsequently evaluated for any required allowance at each reporting date. Such required allowance for each loan pool is compared to the remaining fair value discount for that pool. If greater, the excess is recognized as an addition to the allowance through a provision for loan losses. If less than the discount, no additional allowance is recorded. Charge-offs and losses first reduce any remaining fair value discount for the loan pool and once the discount is depleted, losses are applied against the allowance established for that pool.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
For purchase credit impaired loans after an acquisition, cash flows expected to be collected are recast for each loan periodically as determined appropriate by management. If the present value of expected cash flows for a loan is less than its carrying value, impairment is reflected by an increase in the ALLL and a charge to the provision for loan losses. If the present value of the expected cash flows for a loan is greater than its carrying value, any previously established ALLL is reversed and any remaining difference increases the accretable yield which will be taken into income over the remaining life of the loan. Loans which were considered troubled debt restructurings (“TDRs”) by the acquired institution prior to the acquisition are not required to be classified as TDRs in our consolidated financial statements unless or until such loans would subsequently meet our criteria to be classified as such, since acquired loans were recorded at their estimated fair values at the time of the acquisition.
Impaired Investment Securities
Unrealized gains or losses considered temporary and the noncredit portion of unrealized losses deemed other-than-temporary are reported as an increase or decrease in accumulated other comprehensive income. The credit related portion of unrealized losses deemed other-than-temporary is recorded in current period earnings. Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings. We evaluate securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. As part of such monitoring, the credit quality of individual securities and their issuers are assessed. In addition, management considers the length of time and extent that fair value has been less than cost, the financial condition and near-term prospects of the issuer, and that the Company does not have the intent to sell the security and it is more likely than not that it will not have to sell the security before recovery of its cost basis. Adjustments to market value that are considered temporary are recorded as a separate component of equity, net of tax. If an impairment of security is identified as other-than-temporary based on information available such as the decline in the credit worthiness of the issuer, external market ratings or the anticipated or realized elimination of associated dividends, such impairments are further analyzed to determine if a credit loss exists. If there is a credit loss, it will be recorded in the consolidated statement of income in the period of identification.
Intangible Assets and Goodwill
Intangible assets consist of the value of core deposits and mortgage servicing assets and the excess of purchase price over fair value of net assets (“goodwill”). Core deposits are stated at cost less accumulated amortization and are amortized on a sum of the years digits basis over a period of one to ten years.
Mortgage servicing rights are recognized as separate assets when rights are acquired through purchase or through sale of mortgage loans with servicing retained. Servicing rights acquired through sale of financial assets are recorded based on the fair value of the servicing right. The determination of fair value is based on a valuation model and includes stratifying the mortgage servicing rights by predominant characteristics, such as interest rates and terms, and estimating the fair value of each stratum based on the present value of estimated future net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income, such as costs to service, a discount rate, and prepayment speeds. Changes in fair value are recorded as an adjustment to earnings.
We perform a “qualitative” assessment of goodwill to determine whether further impairment testing of indefinite-lived intangible assets is necessary on at least an annual basis. If it is determined, as a result of performing a qualitative assessment over goodwill, that it is more likely than not that goodwill is impaired, management will perform an impairment test to determine if the carrying value of goodwill is realizable.
Deferred Tax Assets
DTAs and liabilities are determined using the liability method. DTAs and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities and the current enacted tax rates which will be in effect when these differences are expected to reverse. Provision (benefit) for deferred taxes is the result of changes in the DTAs and liabilities. Deferred taxes are reviewed quarterly and would be reduced by a valuation allowance if, based upon the information available, it is more likely than not that some or all of the DTAs will not be realized.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Recent Accounting Developments
In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606) (ASU 2014-09). ASU 2014-09 implements a common revenue standard that clarifies the principles for recognizing revenue. The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. ASU 2015-14, Revenue from Contracts with Customers (Topic 606) (ASU 2015-14) was issued in August 2015 which defers adoption to annual reporting periods beginning after December 15, 2018 and interim reporting periods beginning after December 15, 2019. The timing of the Company’s revenue recognition is not expected to materially change. Our largest portions of revenue, interest and fees on loans and gain on sales of loans, are specifically excluded from the scope of the guidance, and we currently recognize the majority of the remaining revenue sources in a manner that management believes is consistent with the new guidance. Because of this, management believes that revenue recognized under the new guidance will generally approximate revenue recognized under current GAAP. These observations are subject to change as the evaluation is completed.
In January 2016, the FASB issued ASU 2016-01, Financial Instruments — Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities (ASU 2016-01). This guidance changes how entities account for equity investments that do not result in consolidation and are not accounted for under the equity method of accounting. Entities will be required to measure these investments at fair value at the end of each reporting period and recognize changes in fair value in net income. A practicability exception will be available for equity investments that do not have readily determinable fair values; however, the exception requires the Company to adjust the carrying amount for impairment and observable price changes in orderly transactions for the identical or a similar investment of the same issuer. This guidance also changes certain disclosure requirements and other aspects of current GAAP. This guidance is effective for fiscal years beginning after December 15, 2017 including interim reporting periods within those fiscal years. Early adoption is permitted for only one of the six amendments. The adoption of this ASU is not expected to have a material impact on our consolidated financial statements.
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (ASU 2016-02). The new guidance establishes the principles to report transparent and economically neutral information about the assets and liabilities that arise from leases. Entities will be required to recognize the lease assets and lease liabilities that arise from leases in the statement of financial position and to disclose qualitative and quantitative information about lease transactions, such as information about variable lease payments and options to renew and terminate leases. This guidance is effective for fiscal years beginning after December 15, 2018 including interim reporting periods within those fiscal years. We are currently evaluating the impact of the adoption of ASU 2016-02 to determine the potential impact it will have on our consolidated financial statements. Our assets and liabilities will increase based on the present value of the remaining lease payments for leases in place at the adoption date; however, this is not expected to be material to our results of operations due to the immaterial nature of lease agreements in existence.
In March 2016, the FASB issued ASU 2016-09, Compensation — Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting (ASU 2016-09). The new guidance simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Entities will be required to recognize the income tax effects of awards in the income statement when the awards vest or are settled. This guidance is effective for fiscal years beginning after December 15, 2017 and interim reporting periods beginning after December 31, 2018. The adoption of this ASU is not expected to have a significant impact on our consolidated financial statements.
In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The main objective of the ASU is to provide financial statement users with more decision-useful information about the expected credit losses on

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. To achieve this objective, the amendments in the ASU replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. This ASU is effective for the Company for the fiscal year beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted for the fiscal year beginning after December 15, 2018, including interim periods within this fiscal year. We are currently evaluating the impact of ASU 2016-13 on the consolidated financial statements, although the general expectation in the banking industry is that the implementation of this standard will result in higher required balances in the ALLL.
In January 2017, the FASB issued ASU 2017-03, Accounting Changes and Error Corrections (Topic 250) and Investments — Equity Method and Joint Ventures (Topic 323). The amendments in the ASU add and amend SEC paragraphs pursuant to the SEC staff announcement at the September 22, 2016 and November 17, 2016, Emerging Issues Task Force (EITF) meetings. The September announcement is about the disclosure of the impact that recently issued accounting standards will have on the financial statements of a registrant when such standards are adopted in a future period. The announcement applies to ASU 2014-09, Revenue from Contracts with Customers (Topic 606); ASU 2016-02, Leases (Topic 842); and ASU 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments and to any subsequent amendments to these ASUs that are issued prior to their adoption. The November announcement made amendments to conform the SEC Observer comment on accounting for tax benefits resulting from investments in qualified affordable housing projects to the guidance issued in Accounting Standards Update No. 2014-01, Investments-Equity Method and Joint Ventures (Topic 323); Accounting for Investments in Qualified Affordable Housing Projects. This ASU is intended to improve transparency and is effective upon issuance. The adoption of this ASU is not anticipated to have a material impact on our consolidated financial statements other than to enhance the disclosures on the effects of new accounting pronouncements as they move closer to adoption in future periods.
In January 2017, the FASB issued ASU 2017-04, Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. The amendments in this ASU were issued to address concerns over the cost and complexity of the two-step goodwill impairment test and resulted in the removal of the second step of the test. The amendments require an entity to apply a one-step quantitative test and record the amount of goodwill impairment as the excess of a reporting unit’s carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. The new guidance does not amend the optional qualitative assessment of goodwill impairment. This ASU is intended to reduce the cost and complexity of the two-step goodwill impairment test and is effective for annual and interim goodwill impairment tests in fiscal years beginning after December 15, 2019, with early adoption permitted for testing performed after January 1, 2017. Upon adoption, the amendments should be applied on a prospective basis and the entity is required to disclose the nature of and reason for the change in accounting principle upon transition. The adoption of this guidance is not expected to have a significant impact on our consolidated financial statements.
In March 2017, the FASB issued ASU 2017-08, Receivables — Nonrefundable Fees and Other Costs (Subtopic 310-20): Premium Amortization on Purchased Callable Debt Securities. The amendments in this ASU shorten the amortization period for certain callable debt securities held at a premium. Specifically, the amendments require the premium to be amortized to the earliest call date. The amendments do not require an accounting change for securities held at a discount as discounts continue to be accreted to maturity. This ASU is intended to more closely align the amortization period of premiums and discounts to expectations incorporated in market pricing on the underlying securities. In most cases, market participants price securities to the call date that produces the worst yield when the coupon is above current market rates and prices securities to maturity when the coupon is below market rates. As a result, the amendments more closely align interest income recorded on bonds held at a premium or a discount with the economics of the underlying instrument. This ASU is intended to reduce diversity in practice and is effective for fiscal years beginning after December 15, 2018, with early adoption permitted. Upon adoption, the amendments should be applied using a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. Additionally, in the period of adoption, an

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
entity should provide disclosures about a change in accounting principles. The adoption of this guidance is not expected to have a significant impact on our consolidated financial statements.
In May 2017, the FASB issued ASU 2017-09, Compensation — Stock Compensation (Topic 718). The amendments in this ASU provide clarity about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting. The ASU is effective for all entities for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years with early adoption permitted. The implementation of this new standard did not have a material impact on our consolidated financial statements.
In August 2017, the FASB issued ASU 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities. The amendments of this ASU better align an entity’s accounting and financial reporting for hedging activities with the economic objectives of those activities. The ASU is effective for fiscal years beginning after December 15, 2018 and interim reporting periods within those fiscal years, with early adoption permitted. We are evaluating the impact this new standard with have on its consolidated financial statements.
In February 2018, the FASB issued ASU 2018-02, Certain Income Tax Effects within Accumulated Other Comprehensive Income. The amendments in this ASU allow entities to release the income tax effects from other comprehensive income that resulted from H.R.1, An Act to Provide for Reconciliation Pursuant to Titles II and V of the Concurrent Resolution on the Budget for Fiscal Year 2018 (Tax Cuts and Jobs Act). We have elected, as allowed under this amendment, to reclassify the effects of the Tax Cuts and Jobs Act, totaling $161,000, from accumulated other comprehensive income to retained earnings during the year ended December 31, 2017.
PUBLIC COMPANY COSTS
Following the effectiveness of this registration statement, we expect to incur additional costs associated with operating as a public company. We expect that these costs will include legal, regulatory, accounting, investor relations and other expenses that we did not incur as a private company. Sarbanes-Oxley, as well as rules adopted by the SEC, the FDIC and national securities exchanges requires public companies to implement specified corporate governance practices that are currently inapplicable to us as a private company. In addition, due to regulatory changes in the banking industry and the implementation of new laws, rules and regulations, we will be subject to higher regulatory compliance costs. These additional rules and regulations will increase our legal, regulatory, accounting and financial compliance costs and will make some activities more time-consuming.
RESULTS OF OPERATIONS
Results of Operations for the Six Months Ended June 30, 2018 and June 30, 2017
General.   Net income increased $5.3 million to $13.5 million for six months ended June 30, 2018, compared to $8.2 million for the same period in 2017. This increase was primarily due to the increased scale of the Bank’s operations as a result of the Waupaca acquisition during the fourth quarter of 2017 as well as the lower corporate tax rates enacted by the Tax Cuts and Jobs Act. The results of operations for the six months ended June 30, 2018 are not necessarily indicative of the results of operations that may be expected for the year ended December 31, 2018.
Net Interest Income.   The management of interest income and expense is fundamental to our financial performance. Net interest income, the difference between interest income and interest expense, is the largest component of the Company’s total revenue. Management closely monitors both total net interest income and the net interest margin (net interest income divided by average earning assets). We seek to maximize net interest income without exposing the Company to an excessive level of interest rate risk through our asset and liability policies. Interest rate risk is managed by monitoring the pricing, maturity and repricing options of all classes of interest-bearing assets and liabilities. Our net interest margin is also adversely impacted by the reversal of interest on nonaccrual loans and the reinvestment of loan payoffs into lower yielding investment securities and other short-term investments.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Net interest and dividend income after the provision for loan losses increased by $11.1 million to $30.6 million for the six months ended June 30, 2018, compared to $19.6 million for 6 months ended June 30, 2017. The increase in net interest income was primarily due to the increased scale of the Bank’s loan portfolio as a result of the Waupaca acquisition during the fourth quarter of 2017, and to a lesser extent the result of an increasing interest rate environment. Net interest income on loans increased by $14.3 million, or 67.3%, during the same period. Total average interest-earning assets increased to $1.7 billion for the six-months ended June 30, 2018, up from $1.3 billion for the same period in 2017. Our net interest margin increased 72 basis points to 3.95% for the six-months ended June 30, 2018, up from 3.23% for the same period in 2017. Net interest margin and net interest income are influenced by internal and external factors. Internal factors include balance sheet changes on both volume and mix and pricing decisions, and external factors include changes in market interest rates, competition and the shape of the interest rate yield curve.
Interest Income.   Total interest income increased $15.3 million, or 65.4%, to $38.7 million for the six months ended June 30, 2018 compared to $23.4 million for the same period in 2017. The increase in total interest income was primarily due to the increased scale of the Bank’s loan portfolio as a result of the Waupaca acquisition during the fourth quarter of 2017, and to a lesser extent the result of an increasing interest rate environment. The average balance of loans increased by $365.5 million during the six-months ended June 30, 2018 compared to the same period in 2017.
Interest Expense.   Interest expense increased $3.2 million, or 93.0%, to $6.6 million for the six months ended June 30, 2018 compared to $3.4 million for the same period in 2017. The increase in net interest expense was due in part to the increased scale of the Bank’s core deposit base as a result of the acquisition of Waupaca during the fourth quarter of 2017 as well as the result of an increasing interest rate environment.
Interest expense on interest-bearing deposits increased by $2.3 million to $5.2 million for the six-months ended June 30, 2018, from $2.9 million for the same period in 2017. This increase was primarily due to the increased scale of the Bank’s deposit portfolio as a result of the Waupaca acquisition during the fourth quarter of 2017, and to a lesser extent the result of an increasing interest rate environment. The average cost of interest-bearing deposits was 0.98% for the six-months ended June 30, 2018, compared to 0.72% for the same period in 2017. The average cost of certificates of deposit decreased during the six-months ended June 30, 2018 as compared to the same period in 2017 due to a significant change in duration mix of the certificates acquired in the Waupaca acquisition, leading to a shorter overall duration of lower cost interest-bearing deposits. We experienced an increase in the average cost of checking, savings and money market accounts for the six-months ended June 30, 2018 as compared to the same period in 2017 due to a generally higher interest rate environment.
Provision for Loan Losses.   Credit risk is inherent in the business of making loans. We establish an ALLL through charges to earnings, which are shown in the statements of operations as the provision for loan losses. Specifically identifiable and quantifiable known losses are promptly charged off against the allowance. The provision for loan losses is determined by conducting a quarterly evaluation of the adequacy of our ALLL and charging the shortfall or excess, if any, to the current quarter’s expense. This has the effect of creating variability in the amount and frequency of charges to earnings. The provision for loan losses and level of allowance for each period are dependent upon many factors, including loan growth, net charge-offs, changes in the composition of the loan portfolio, delinquencies, management’s assessment of the quality of the loan portfolio, the valuation of problem loans and the general economic conditions in our market area. The determination of the amount is complex and involves a high degree of judgment and subjectivity.
We recorded a provision for loan losses of  $1.4 million for the six months ended June 30, 2018, compared to $0.4 million for the same period in 2017. We recorded net recoveries of  $50,000 for the six months ended June 30, 2018, compared to net charge offs of  $44,000 for the same period in 2017. The ALLL was $13.0 million, or 0.91% of total loans, at June 30, 2018 compared to $11.1 million, or 1.03% of total loans at June 30, 2017. The increase in provision for loan losses was due primarily to establishing an ALLL on loans that were a part of the Waupaca acquisition and were initially recorded at fair value under purchase accounting rules which were renewing during the first six months of 2018. The reduction in the ALLL to total loans ratio during the first six months of 2018 was a result of loans acquired from Waupaca

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
being recorded at fair value at the time of acquisition, with no related allowance recorded. If these acquired loans are removed from total loans in the calculation of this ratio, the ALLL to total loans ratio comes to 1.07%.
Noninterest Income.   Noninterest income is an important component of our total revenues. A significant portion of our noninterest income is associated with service charges and income from the Bank’s subsidiaries, Ansay & Associates, LLC and UFS, LLC. Other sources of noninterest income include loan servicing fees, gains on sales of mortgage loans, and other income from strategic alliances.
Noninterest income increased $0.8 million to $6.5 million for the six month ended June 30, 2018 compared to $5.7 million for the same period in 2017. The primary reason for the increase in noninterest income was stronger fees from service charges during 2018 as a result of the Bank’s added scale from the acquisition of Waupaca during the fourth quarter of 2017. Secondarily, other noninterest income increased due to rent received on three other real estate owned properties which were acquired as part of that same transaction. There was also an increase in income from the minority-owned subsidiaries Ansay & Associates, LLC and UFS, LLC, which increased by approximately $186,000 from the first six months of 2017 to the same period in 2018. The major components of our noninterest income are listed below:
	Six Months Ended June 30
	2018	2017
	(In thousands)
Noninterest Income
Service Charges	$1,631	$1,312
Income from Ansay & Associates, LLC	1,759	1,670
Income from UFS, LLC	1,195	1,098
Loan Servicing income	845	740
Net gain on sales of mortgage loans	285	393
Noninterest income from strategic alliances	44	45
Other	711	455
Total noninterest income	$6,470	$5,713

Noninterest Expense.   Noninterest expense increased $7.0 million to $20.0 million for the six months ended June 30, 2018 compared to $13.0 million for the same period in 2017. The significant increase in noninterest expense was nearly entirely attributable to the added scale and implementation costs as a result of the Bank’s acquisition of Waupaca during the fourth quarter of 2017. Salaries, commissions and employee benefits expense for the six months ended June 30, 2018 was $10.8 million compared to $7.3 million for the six months ended June 30, 2017, an increase of  $3.4 million, or 46.7%. This increase was attributable to an increase in the overall number of employees due to the Waupaca acquisition and also what is consistent and necessary to support our continued growth, annual salary adjustments, increased bonus and incentives and increased benefit costs. Net losses from sales and valuations of ORE increased in the first six months of 2018 compared to the same period in 2017 due to the higher level of other real estate owned which was a part of our acquisition of Waupaca in the fourth quarter of 2017. The increase in amortization of intangibles from the first six months of 2017 to the same period in 2018 is the result of amortization of the core deposit intangible which resulted from the same acquisition of Waupaca. The category of other expense contains all other noninterest expenses which occur from operating the Bank. Significant increases from the first six months of 2017 to the same period in 2018 occurred in the areas of costs related to foreclosure and maintenance on other real estate owned, collection activities on loans which have deteriorated credit quality, significant charitable giving to additional organizations during the first six months of 2018 that were not contributed to during the first six months of 2017, and the costs of added scale of six branches acquired in the Waupaca transaction.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
The major components of our noninterest expense are listed below:
	Six Months Ended June 30
	2018	2017
	(In thousands)
Noninterest Expense
Salaries, commissions and employee benefits	$10,762	$7,337
Occupancy	1,882	1,329
Data Processing	1,864	1,339
Postage, stationary, and supplies	327	176
Net (gain) loss on sales and valuation of ORE	97	(7)
Net loss on sales of securities	51	9
Advertising	106	70
Outside service fees	1,416	996
Amortization of intangibles	378	3
Other	3,158	1,749
Total noninterest expenses	$20,041	$13,001

Income Tax Expense.   We recorded a provision for income taxes of  $3.6 million for the six months ended June 30, 2018 compared to a provision of  $4.1 million for the six months ended June 30, 2017, reflecting effective tax rates of 21.2% and 33.3%, respectively. The effective tax rates were reduced from the statutory federal and state income tax rates largely as a result of tax-exempt interest income produced by certain qualifying loans and investments in the Bank’s portfolios. The effective tax rate for the six months ended June 30, 2018 as compared to the effective tax rate for the six months ended June 30, 2017 was reduced primarily as a result of lower corporate tax rates which were enacted by the Tax Cuts and Jobs Act.
Results of Operations for the Years Ended December 31, 2017 and 2016
General.   Net income increased $0.4 million, or 2.7% to $15.3 million for the year ended December 31, 2017, from $14.9 million for the year ended December 31, 2016. There was an increase in net interest income due to the acquisition of Waupaca, offset by costs as a result of the acquisition. Also, the provision for loan losses increased from $0.3 million to $1.1 million from 2016 to 2017.
Net Interest Income.   Net interest income after provision for loan losses increased by $6.2 million to $44.7 million for the year ended December 31, 2017, from $38.5 million for the year ended December 31, 2016. The increase in net interest income was due to loan growth primarily from the acquisition of loans from Waupaca. Net interest income on loans increased by $8.0 million, or 19.6%, from 2016 to 2017. Total average interest-earning assets increased to $1.4 billion for the year ended December 31, 2017 from $1.2 billion for the year ended December 31, 2016. The Bank’s net interest margin increased 19 basis points to 3.45% for the year ended December 31, 2017, up from 3.26% for the year ended December 31, 2016.
Interest Income.   Total interest income increased $8.8 million, or 19.6%, to $53.5 million for the year ended December 31, 2017, up from $44.7 million for the year ended December 31, 2016. As noted, the increase was primarily due to loan growth from the acquisition of Waupaca. The average balance of loans increased by $134.4 million during 2017. Interest income from Fed Funds Sold increased $0.6 million, increasing from $0.5 million in the year ended December 31, 2016, to $1.1 million for the year ended December 31, 2017.
Interest Expense.   Interest expense increased $1.8 million, or 30.3%, to $7.7 million for the year ended December 31, 2017, up from $5.9 million for the year ended December 31, 2016. The increase was driven by an $80.9 million increase in the average balance of interest-bearing liabilities as well as an increase in the average cost of interest bearing liabilities, rising 13 basis points from 0.66% to 0.79%. Interest expense from sweep repurchase agreements and borrowed funds increased $202,000 and $617,000 from 2016 to 2017, respectively.

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Pursuant to 17. C.F.R. Section 200.83
Interest expense on interest-bearing deposits increased by $0.9 million to $6.4 million for the year ended December 31, 2017, from $5.5 million for the year ended December 31, 2016. This increase was primarily due to a higher interest rate environment along with elevated levels of interest-bearing deposits for the last two months of 2017 as a result of the acquisition of Waupaca. The average cost of interest-bearing deposits was 0.76% for the year ended December 31, 2017, compared to 0.71% for the year ended December 31, 2016. The average cost of certificates of deposits decreased during the year ended December 31, 2017 as compared to the year ended December 31, 2016 due to a significant change in duration mix of the certificates acquired in the Waupaca acquisition, leading to a shorter overall duration of lower bearing deposits. We experienced an increase in the average cost of checking, savings and money market accounts for the year ended December 31, 2017 as compared to the year ended December 31, 2016 due to a generally higher interest rate environment.
Provision for Loan Losses.   We recorded a provision for loan losses of  $1.1 million for the year ended December 31, 2017, compared to $0.3 million for the year ended December 31, 2016. A significant recovery of a previously charged off commercial loan during 2016 led to a net recovery of  $0.4 million during 2016, compared to a net charge-off of  $0.2 million during 2017. The net recovery during 2016 reduced the need to record a provision for loan losses during that year. The provision for loan losses recorded during 2017 was primarily due to the need to establish a reserve against the organic loan growth during that year. The ALLL was $11.6 million, or 0.83% of total loans, at December 31, 2017 compared to $10.7 million, or 1.05% of total loans at December 31, 2016. The reduction in the ALLL to total loans ratio during 2017 was a result of loans acquired from Waupaca being recorded at fair value at the time of acquisition, with no related allowance recorded. If these acquired loans are removed from total loans in the calculation of this ratio, the ALLL to total loans ratio comes to 1.03%.
Noninterest Income.   Noninterest income increased $0.6 million to $9.8 million in 2017 compared to $9.2 million in 2016. The main driver was income from the minority-owned subsidiaries Ansay & Associates, LLC and UFS, LLC, which increased by $0.3 million from 2016 to 2017. Service charge income also increased by $0.2 million from 2016 to 2017. Much of this increase occurred in the final two months of 2017 as a result of adding significant new customer relationships through the Waupaca acquisition. Loan servicing income increased by $0.2 million from 2016 to 2017 primarily due to the revaluation of our mortgage servicing rights asset. Offsetting this, however, was a reduction of  $0.1 million in net gain on sales of mortgage loans from 2016 to 2017 as we experienced the effects of an overall slowdown in mortgage originations during the second half of 2017. The major components of our noninterest income are listed in the table below:
	For the Years Ended December 31,
	2017	2016
	(In thousands)
Noninterest Income
Service Charges	$2,950	$2,747
Income from Ansay & Associates, LLC	1,663	1,583
Income from UFS, LLC	2,390	2,133
Loan Servicing income	1,158	1,006
Net gain on sales of mortgage loans	895	1,042
Noninterest income from strategic alliances	94	90
Other	698	643
Total noninterest income	$9,848	$9,244

Noninterest Expense.   Noninterest expense increased $5.3 million to $30.4 million for the year ended December 31, 2017, up from $25.1 million for the year ended December 31, 2016. The primary cause of increases in most areas within noninterest expense from 2016 to 2017 was due to the acquisition of Waupaca which occurred during the fourth quarter of 2017. Salaries, commissions and employee benefits expense for the year ended December 31, 2017 was $16.6 million compared to $13.3 million for the year ended December 31, 2016, an increase of  $3.3 million, or 24.6%. This increase was attributable to an increase in the overall number of employees due to the Waupaca acquisition and also what is consistent and

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
necessary to support our continued growth, annual salary adjustments, increased bonus and incentives and increased benefit costs. One-time costs such as significant severance payments to terminated employees of Waupaca ($0.8 million), outside service fees ($1.2 million), data processing costs ($0.3 million) and marketing and customer communications in the new market ($0.2 million) also caused most noninterest expense categories to increase. Many of the offices which were obtained in this acquisition had aging technology requiring significant equipment replacement, leading to an increase of  $0.5 million in occupancy expense from 2016 to 2017. As part of the accounting for the acquisition, a core deposit intangible of  $3.1 million was established. Two months of amortization of this intangible led to the increase in amortization of intangibles from 2016 to 2017. The remainder of the increases are due to the added scale of bank operations from adding six new offices through the acquisition. We did experience a positive variance of  $0.1 million in net gains (losses) on sales of ORE due to several sales of ORE during the first half of 2017 at higher than anticipated values. The major components of our noninterest expense are listed in the table below.
	For the Years Ended December 31,
	2017	2016
	(In thousands)
Noninterest Expense
Salaries, commissions and employee benefits	$16,595	$13,314
Occupancy	3,097	2,573
Data Processing	2,939	2,473
Postage, stationary, and supplies	452	362
Net (gain) loss on sales and valuation ORE	(49)	31
Net loss on sales of securities	32	225
Advertising	183	201
Outside service fees	3,317	2,670
Amortization of intangibles	132	18
Other	3,696	3,232
Total noninterest expenses	$30,394	$25,099

Income Tax Expense.   We recorded a provision for income taxes of  $8.8 million for the year ended December 31, 2017, compared to $7.7 million for the year ended December 31, 2016, reflecting effective tax rates of 36.56% and 34.07%, respectively. On December 22, 2017, the President of the United States signed the Tax Cuts and Jobs Act, reducing the top tier corporate income tax rate from 35% to 21%. As a result, we recorded a write down to our net DTAs of approximately $0.6 million, resulting in an equivalent increase in tax expense for 2017.
Results of Operations for the Years Ended December 31, 2016 and 2015
General.   Net income increased $1.5 million, or 11.3% to $14.9 million for the year ended December 31, 2016, from $13.4 million for the year ended December 31, 2015. The increase was primarily due to a $3.5 million increase in net interest income after the provision for loan loss and a $1.8 million increase in noninterest income, offset by a $2.8 million increase in noninterest expense and a $1.0 million increase in income taxes.
Net Interest Income.   Net interest income after provision for loan losses increased by $3.5 million to $38.5 million for the year ended December 31, 2016, from $35.0 million for the year ended December 31, 2015. The increase in net interest income was due to strong loan growth during 2016. Net interest income on loans increased by $2.9 million, or 7.7%, from 2015 to 2016. Total average interest-earning assets increased to $1.2 billion for the year ended December 31, 2016, up from $1.1 billion for the year ended December 31, 2015. Our net interest margin decreased 22 basis points to 3.26% for the year ended December 31, 2016, down from 3.48% for the year ended December 31, 2015.

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Interest Income.   Total interest income increased $3.7 million, or 8.9%, to $44.7 million for the year ended December 31, 2016, up from $41.1 million for the year ended December 31, 2015. The increase in interest income was primarily due to a $102.5 million increase in the average balance of loans during 2016 as we were able to leverage our cost effective core deposit base to competitively structure high quality credit opportunities. Interest income from Fed Funds Sold increased $0.3 million, increasing from $0.2 million during the year ended December 31, 2015, to $0.5 million during the year ended December 31, 2016.
Interest Expense.   Interest expense increased $0.9 million, or 17.2%, to $5.9 million for the year ended December 31, 2016, up from $5.1 million for the year ended December 31, 2015. The increase was driven by a $99.5 million increase in the average balance of interest-bearing liabilities, resulting from strong depository growth in the Fox Valley and Sheboygan markets, combined with a moderately rising depository rate environment.
Interest expense from borrowed funds increased $0.3 million from 2015 to 2016. There was also a slight increase in the average cost of interest bearing liabilities, rising 2 basis points from 0.64% to 0.66%.
Interest expense on interest-bearing deposits increased by $0.6 million to $5.5 million for the year ended December 31, 2016, from $4.9 million for the year ended December 31, 2015. This increase was primarily due to significant growth in money market balances during 2016, while the average rate paid on money market deposits saw a modest increase. The average cost of interest-bearing deposits was 0.71% for the year ended December 31, 2016, compared to 0.68% for the year ended December 31, 2015. The average cost of certificates of deposits and savings accounts remained very consistent from 2015 to 2016. We did experience an increase in the average cost of checking accounts for the year ended December 31, 2016 as compared to the year ended December 31, 2015 due to heightened local competition for this type of deposit.
Provision for Loan Losses.   We recorded a provision for loan losses of  $0.3 million for the year ended December 31, 2016, compared to $1.0 million for the year ended December 31, 2015. A significant recovery of a previously charged off commercial loan during 2016 led to a net recovery of  $0.4 million during 2016, compared to a net charge-off of  $0.3 during 2015. The net recovery during 2016 reduced the need to record a provision for loan losses during that year. The ALLL was $10.7 million, or 1.05% of total loans, at December 31, 2016 compared to $10.0 million, or 1.06% of total loans at December 31, 2015.
Noninterest Income.   Noninterest income increased $1.8 million to $9.2 million in 2016 compared to $7.5 million in 2015. The main driver was income from the minority-owned subsidiary Ansay & Associates, LLC, which increased $1.0 million from 2015 to 2016. Service charges provided $0.5 million more income in 2016 than in 2015, primarily as the result of inflationary increases in our fee structure as well as growing our in-house credit card portfolio. Net gains on sales of mortgage loans provided $0.4 million more income in 2016 than in 2015 due to a strong year in mortgage originations during 2016 which followed a slower year in 2015. Other income saw a decline of  $0.1 million from 2015 to 2016 due to positive settlement of litigation during 2015 which was not repeated during 2016. The major components of our noninterest income are listed in the table below:
	For the Years Ended December 31,
	2016	2015
	(In thousands)
Noninterest Income
Service Charges	$2,747	$2,231
Income from Ansay & Associates, LLC	1,583	538
Income from UFS, LLC	2,133	2,165
Loan Servicing income	1,006	991
Net gain on sales of mortgage loans	1,042	674
Noninterest income from strategic alliances	90	113
Other	643	751
Total noninterest income	$9,244	$7,463

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Noninterest Expense.   Noninterest expense increased $2.8 million to $25.1 million for the year ended December 31, 2016, up from $22.3 million for the year ended December 31, 2015. Salaries, commissions, and employee benefits for the year ended December 31, 2016 was $13.3 million compared to $12.2 million for the year ended December 31, 2015, an increase of  $1.1 million, or 9.2%. This increase was attributable to an increase in the overall number of employees consistent and necessary to support our continued growth, annual salary adjustments, increased bonus and incentives and increased benefit costs. Data processing costs increased $0.7 million in 2016 compared to 2015 as we added technology to ensure our fulfilled customer expectations with product offerings. Outside service fees increased by $0.4 million in 2016 compared to 2015 as the Company required more third party assistance in certain strategic initiatives undertaken during 2016. We also experienced a $225,000 loss on sale of securities during 2016, while there was no loss during 2015. The major components of our noninterest expense are listed in the table below.
	For the Years Ended December 31,
	2016	2015
	(In thousands)
Noninterest Expense
Salaries, commissions, and employee benefits	$13,314	$12,193
Occupancy	2,573	2,575
Data Processing	2,473	1,777
Postage, stationary, and supplies	362	353
Net (gain) loss on sales and valuation of ORE	31	(3)
Net loss on sales of securities	225	—
Advertising	201	177
Outside service fees	2,670	2,225
Amortization of intangibles	18	18
Other	3,232	2,990
Total noninterest expenses	$25,099	$22,305

Income Tax Expense.   We recorded a provision for income taxes of  $7.7 million for the year ended December 31, 2016, compared to a provision of  $6.7 million for the year ended December 31, 2015, reflecting effective tax rates of 34.07% and 33.52%, respectively.
NET INTEREST MARGIN
Net interest income represents the difference between interest earned, primarily on loans and investments, and interest paid on funding sources, primarily deposits and borrowings. Interest rate spread is the difference between the average rate earned on total interest-earning assets and the average rate paid on total interest-bearing liabilities. Net interest margin is the amount of net interest income, on a fully taxable-equivalent basis, expressed as a percentage of average interest-earning assets. The average rate earned on earning assets is the amount of annualized taxable equivalent interest income expressed as a percentage of average earning assets. The average rate paid on interest-bearing liabilities is equal to annualized interest expense as a percentage of average interest-bearing liabilities.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
The following tables set forth the distribution of our average assets, liabilities and shareholders’ equity, and average rates earned or paid on a fully taxable equivalent basis for each of the periods indicated:
	Six Months Ended June 30
	2018			2017
	Average Balance	Interest Income/ Expenses(1)	Rate Earned/ Paid(1)	Average Balance	Interest Income/ Expenses(1)	Rate Earned/ Paid(1)
	(dollars in thousands)
ASSETS
Interest-earning assets
Loans(2)
Taxable	$1,329,608	$68,395	5.14%	$998,577	$41,215	4.13%
Tax-exempt	85,119	4,333	5.09%	52,622	2,609	4.96%
Securities
Taxable (available for sale)	72,055	2,152	2.99%	44,352	1,071	2.41%
Tax-exempt (available for sale)	56,752	2,054	3.62%	62,439	2,162	3.46%
Taxable (held to maturity)	25,955	596	2.30%	24,976	554	2.22%
Tax-exempt (held to maturity)	13,733	414	3.01%	9,657	424	4.39%
Cash and due from banks	90,520	1,489	1.64%	108,348	902	0.83%
Total interest-earning assets	1,673,742	79,433	4.75%	1,300,971	48,937	3.76%
Non interest-earning assets	128,665			92,827
Allowance for loan and lease losses	(12,119)			(10,911)
Total assets	$1,790,288			$1,382,887
LIABILITIES AND SHAREHOLDERS’ EQUITY
Interest-bearing deposits
Checking accounts	$113,598	$1,156	1.02%	$92,907	$509	0.55%
Savings accounts	147,304	377	0.26%	89,890	178	0.20%
Money market accounts	550,800	4,085	0.74%	442,801	2,492	0.56%
Certificates of deposit	366,789	4,786	1.30%	183,933	2,669	1.45%
Brokered deposits	3,128	91	2.91%	—	—	—
Total interest-bearing deposits	1,071,519	10,495	0.98%	809,531	5,848	0.72%
Other borrowed funds	142,239	2,879	2.02%	127,963	1,068	0.83%
Total interest-bearing liabilities	1,213,758	13,374	1.10%	937,494	6,916	0.74%
Non-interest-bearing liabilities
Demand deposits	401,665			305,078
Other liabilities	12,765			10,008
Total liabilities	1,628,188			1,252,580
Shareholders’ equity	162,100			130,307
Total liabilities & shareholders’ equity	$1,790,288			$1,382,887
Net interest income on a fully taxable equivalent basis		66,059			42,021
Less taxable equivalent adjustment		(1,428)			(1,767)
Net interest income		$64,631			$40,254
Net interest spread(3)			3.64%			3.02%
Net interest margin(4)			3.95%			3.23%

(1)
Annualized on a fully taxable equivalent basis calculated using a federal tax rate of 21% and 35% for the period ended June 30, 2018 and 2017, respectively.

(2)
Nonaccrual loans are included in average amounts outstanding.

(3)
Interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.

(4)
Net interest margin represents net interest income on a fully tax equivalent basis as a percentage of average interest-earning assets.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
	For the Year Ended December 31,
	2017			2016			2015
	Average balance	Interest Income/ Expenses(1)	Rate Earned/ Paid(1)	Average Balance	Interest Income/ Expenses(1)	Rate Earned/ Paid(1)	Average Balance	Interest Income/ Expenses(1)	Rate Earned/ Paid(1)
	(dollars in thousands)
ASSETS
Interest-earning assets
Loans(2)
Taxable	$1,070,300	$46,871	4.38%	$953,555	$39,375	4.13%	$854,112	$36,370	4.26%
Tax-exempt	59,724	3,018	5.05%	42,112	2,239	5.32%	39,036	2,092	5.36%
Securities
Taxable (available for sale)	46,162	1,153	2.50%	50,122	1,143	2.28%	47,527	1,095	2.30%
Tax-exempt (available for sale)	57,616	2,187	3.80%	58,883	2.096	3.56%	43,168	1,868	4.33%
Taxable (held to maturity)	24,978	563	2.25%	24,736	524	2.12%	22,129	469	2.12%
Tax-exempt (held to maturity)	12,723	499	3.92%	7,754	461	5.95%	9,862	552	5.60%
Cash and due from banks	107,624	1,112	1.03%	100,159	499	0.50%	61,941	150	0.24%
Total interest-earning assets	1,379,127	55,403	4.02%	1,237,321	46,337	3.74%	1,109,775	42,596	3.95%
Non interest-earning assets	100,559			98,749			75,972
Allowance for loan and lease losses	(11,251)			(10,493)			(9,548)
Total assets	$1,468,435			$1,325,577			$1,176,199
LIABILITIES AND SHAREHOLDERS’ EQUITY
Interest-bearing deposits
Checking accounts	$91,828	$597	0.65%	$74,192	$340	0.46%	$70,691	$243	0.34%
Savings accounts	101,713	199	0.20%	82,665	153	0.19%	76,989	140	0.18%
Money market accounts	437,162	2,667	0.61%	430,760	2,340	0.54%	385,085	1,881	0.49%
Certificates of deposit	222,176	2,979	1.34%	189,277	2,672	1.41%	190,532	2,668	1.40%
Total interest-bearing deposits	852,879	6,443	0.76%	776,894	5,506	0.71%	723,297	4,932	0.68%
Other borrowed funds	123,544	1,289	1.04%	118,743	426	0.36%	72,875	131	0.18%
Total interest-bearing liabilities	976,423	7,732	0.79%	895,637	5,932	0.66%	796,172	5,063	0.64%
Non-interest-bearing liabilities
Demand deposits	337,431			290,325			253,084
Other liabilities	19,620			15,576			11,884
Total liabilities	1,332,433			1,201,438			1,061,140
Shareholders’ equity	136,002			124,139			115,059
Total liabilities & shareholders’ equity	$1,468,435			$1,325,577			$1,176,199
Net interest income on a fully taxable equivalent basis		47,671			40,405			37,533
Less taxable equivalent adjustment		(1,931)			(1,611)			(1,534)
Net interest income		$45,740			$38,794			$35,999
Net interest spread(3)			3.22%			3.08%			3.32%
Net interest margin(4)			3.45%			3.26%			3.48%

(1)
Annualized on a fully taxable equivalent basis calculated using a federal tax rate of 35%.

(2)
Nonaccrual loans are included in average amounts outstanding.

(3)
Interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.

(4)
Net interest margin represents net interest income on a fully tax equivalent basis as a percentage of average interest-earning assets.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Rate/Volume Analysis
The following tables describe the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected our interest income and interest expense during the periods indicated. Information is provided in each category with respect to: (i) changes attributable to changes in volumes (changes in average balance multiplied by prior year average rate) and (ii) changes attributable to changes in rate (change in average interest rate multiplied by prior year average balance), while (iii) changes attributable to the combined impact of volumes and rates have been allocated proportionately to separate volume and rate categories.
	Six Months Ended June 30, 2018 Compared with Six Months Ended June 30, 2017
	Increase/(Decrease) Due to Change in
	Volume	Rate	Total
	(dollars in thousands)
Interest income
Loans
Taxable	$13,663	$13,517	$27,180
Tax-exempt	1,611	113	1,724
Securities
Taxable (available for sale)	669	412	1,081
Tax-exempt (available for sale)	(197)	89	(108)
Taxable (held to maturity)	22	20	42
Tax-exempt (held to maturity)	179	(189)	(10)
Cash and due from banks	(148)	735	587
Total interest income	$15,798	$14,698	$30,496
Interest expense
Deposits
Checking accounts	$113	$534	$647
Savings accounts	114	85	199
Money market accounts	608	985	1,593
Certificates of deposit	2,653	(536)	2,117
Brokered deposits	91	—	91
Total interest-bearing deposits	3,579	1,068	4,647
Other borrowed funds	119	1,692	1,811
Total interest expense	3,698	2,760	6,458
Change in net interest income	$12,100	$11,938	$24,038

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
	Twelve Months Ended December 31, 2017 Compared with Twelve Months Ended December 31, 2016			Twelve Months Ended December 31, 2016 Compared with Twelve Months Ended December 31, 2015
	Increase/(Decrease) Due to Change in			Increase/(Decrease) Due to Change in
	Volume	Rate	Total	Volume	Rate	Total
	(dollars in thousands)
Interest income
Loans
Taxable	$4,821	$2,675	$7,496	$4,235	$(1,230)	$3,005
Tax-exempt	936	(157)	779	165	(18)	147
Securities
Taxable (available for sale)	(90)	100	10	60	(12)	48
Tax-exempt (available for sale)	(45)	136	91	680	(452)	228
Taxable (held to maturity)	5	34	39	55	—	55
Tax-exempt (held to maturity)	295	(257)	38	(118)	27	(91)
Cash and due from banks	37	576	613	93	256	349
Total interest income	$5,959	$3,107	$9,066	$5,170	$(1,429)	$3,741
Interest expense
Deposits
Checking accounts	$81	$176	$257	$12	$85	$97
Savings accounts	35	11	46	10	3	13
Money market accounts	35	292	327	223	236	459
Certificates of deposit	464	(157)	307	(17)	22	4
Total interest-bearing deposits	615	322	937	228	346	574
Other borrowed funds	17	845	862	82	214	296
Total interest expense	632	1,167	1,799	310	560	870
Change in net interest income	$5,327	$1,940	$7,267	$4,860	$(1,989)	$2,871

CHANGES IN FINANCIAL CONDITION
Total Assets.   Total assets decreased $11.5 million, or 0.7%, to $1.74 billion at June 30, 2018, from $1.75 billion at December 31, 2017.
Cash and Cash Equivalents.   Cash and cash equivalents decreased by $56.7 million to $45.3 million at June 30, 2018 from $102.0 million at December 31, 2017.
Investment Securities.   The carrying value of total investment securities increased by $3.8 million to $162.8 million at June 30, 2018, from $159.0 million at December 31, 2017.
Loans.   Net loans increased by $35.5 million to $1.42 billion at June 30, 2018 from $1.39 billion at December 31, 2017.
Bank-Owned Life Insurance.   At June 30, 2018, our investment in bank-owned life insurance was $24.0 million, an increase of  $0.3 million from $23.7 million at December 31, 2017.
Deposits.   Deposits decreased $11.2 million, or 0.7%, to $1.50 billion at June 30, 2018 from $1.51 billion at December 31, 2017.
Borrowings.   At June 30, 2018, borrowings consisted of short-term advances from the FHLB of Chicago, as well as notes payable and subordinated debt to other banks. Total FHLB borrowing increased to $40.0 million at June 30, 2018 from no FHLB borrowings at December 31, 2017. Notes payable decreased $4.5 million to $4.0 million at June 30, 2018 from $8.5 million at December 31, 2017. Subordinated debt remained at $11.5 million at June 30, 2018, the same balance as at December 31, 2017.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Stockholders’ Equity.   Total stockholders’ equity increased $3.5 million, or 2.1%, to $165.2 million at June 30, 2018, from $161.7 million at December 31, 2017.
LOANS
Our lending activities are conducted principally in Northeastern Wisconsin. The Bank makes commercial and industrial loans, commercial real estate loans, construction and development loans, residential real estate loans, and a variety of consumer loans and other loans. Much of the loans made by the Bank are secured by real estate collateral. The Bank’s commercial business loans are primarily made based on the cash flow of the borrower and secondarily on the underlying collateral provided by the borrower, with liquidation of the underlying real estate collateral typically being viewed as the primary source of repayment in the event of borrower default. Although commercial business loans are also often collateralized by equipment, inventory, accounts receivable, or other business assets, the liquidation of collateral in the event of default is often an insufficient source of repayment. Repayment of the Bank’s residential loans are generally dependent on the health of the employment market in the borrowers’ geographic areas and that of the general economy with liquidation of the underlying real estate collateral being typically viewed as the primary source of repayment in the event of borrower default.
Our loan portfolio is our most significant earning asset, comprising 82.4%, 79.7%, 78.0% and 77.3% of our total assets as of June 30, 2018, December 31, 2017, 2016 and 2015, respectively. Our strategy is to grow our loan portfolio by originating quality commercial and consumer loans that comply with our credit policies and that produce revenues consistent with our financial objectives. We believe our loan portfolio is well-balanced, which provides us with the opportunity to grow while monitoring our loan concentrations.
Loans increased $37.0 million, or 3.1%, to $1.43 billion as of June 30, 2018 as compared to $1.40 billion as of December 31, 2017. Our loan growth during the six months ended June 30, 2018 compared to the year ended December 31, 2017 has been comprised of an increase of  $50.3 million or 19.1% in commercial and industrial loans, a decrease of  $2.4 million or 0.4% in commercial real estate loans, a decrease of  $8.4 million or 11.0% in construction and development loans, a decrease of $11.5 million or 2.9% in residential 1-4 family loans and an increase of  $9.0 million or 24.2% in consumer and other loans. The increase in loans during the six months ended June 30, 2018 is attributable to modest organic loan growth, which was offset by a planned reduction of a portion of the loan portfolio acquired from Waupaca. The reduction of a portion of the loan portfolio acquired from Waupaca focused on out of market loans as well as loans of poor asset quality. This reduction occurred without incurring significant losses.
Loans increased $371.3 million, or 36.2%, to $1.4 billion as of December 31, 2017 as compared to $1.0 billion as of December 31, 2016. Our loan growth during the year ended December 31, 2017 compared to the year ended December 31, 2016 has been comprised of an increase of  $61.3 million or 30.3% in commercial and industrial loans, an increase of  $192.4 million or 42.6% in commercial real estate loans, an increase of  $24.0 million or 46.3% in construction and development loans, an increase of  $93.9 million or 33.1% in residential 1-4 family loans and a decrease of  $0.3 million or 0.8% in consumer and other loans. The increase in loans during the year ended December 31, 2017 is primarily attributable to the Waupaca acquisition as well as modest organic loan growth.
Loans increased $69.6 million, or 7.3%, to $1.0 billion as of December 31, 2016 as compared to $956.6 million as of December 31, 2015. Our loan growth during the year ended December 31, 2016 compared to the year ended December 31, 2015 has been comprised of a decrease of  $17.0 million or 7.8% in commercial and industrial loans, an increase of  $52.5 million or 13.2% in commercial real estate loans, an increase of  $5.8 million or 12.5% in construction and development loans, an increase of  $24.1 million or 9.3% in residential 1-4 family loans and an increase of  $4.4 million or 13.2% in consumer and other loans. The increase in loans during the year ended December 31, 2016 is attributable to strong organic loan growth in the Sheboygan and Fox Valley markets.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
The following table presents the balance and associated percentage of each major category in our loan portfolio at June 30, 2018 and December 31, 2017, 2016, 2015, 2014 and 2013:
	June 30,		December 31,
	2018	% of Total	2017	% of Total	2016	% of Total	2015	% of Total	2014	% of Total	2013	% of Total
	(dollars in thousands)
Commercial & Industrial
Commercial & industrial	$314,087	22%	$263,787	19%	$202,275	20%	$219,416	23%	$215,458	25%	$210,757	26%
Deferred costs net of unearned fees	(278)	—%	(239)	0%	(1)	0%	(114)	0%	(227)	0%		0%
Total commercial & industrial	313,809	22%	263,548	19%	202,274	20%	219,302	23%	215,231	25%	210,757	26%
Commercial real estate
Owner Occupied	415,097	29%	418,928	30%	280,081	27%	263,763	28%	228,699	26%	231,169	28%
Non-owner occupied	226,677	16%	225,290	16%	171,357	17%	135,173	14%	132,021	15%	109,761	13%
Deferred costs net of unearned fees	(326)	—%	(413)	0%	(74)	0%	(44)	0%	(18)	0%		0%
Total commercial real estate	641,448	45%	643,805	46%	451,364	44%	398,892	42%	360,702	41%	340,930	41%
Construction & Development
Construction & Development	67,558	5%	75,907	5%	51,904	5%	46,133	5%	30,730	4%	31,240	4%
Deferred costs net of unearned fees	(86)	—%	(66)	0%	(47)	0%	(39)	0%		0%		0%
Total construction & development	67,472	5%	75,841	5%	51,857	5%	46,094	5%	30,730	4%	31,240	4%
Residential 1 – 4 family
Residential 1 – 4 family	365,502	26%	377,141	27%	283,193	28%	259,211	27%	230,024	26%	206,005	25%
Deferred costs net of unearned fees	239	—%	139	0%	201	0%	130	0%	20	0%		0%
Total residential 1 – 4 family	365,741	26%	377,280	27%	283,394	28%	259,341	27%	230,044	26%	206,005	25%
Consumer
Consumer	40,226	3%	33,471	2%	28,418	3%	24,604	3%	23,842	3%	21,800	3%
Deferred costs net of unearned fees	94	—%	90	0%	82	0%	59	0%	21	0%		0%
Total consumer	40,320	3%	33,561	2%	28,500	3%	24,663	3%	23,863	3%	21,800	3%
Other Loans
Other	5,714	—%	3,511	0%	8,866	1%	8,341	1%	12,487	1%	12,412	2%
Deferred costs net of unearned fees	—	—%	1	0%	2	0%	4	0%	1	0%		0%
Total other loans	5,714	—%	3,512	0%	8,868	1%	8,345	1%	12,488	1%	12,412	2%
Total loans	$1,434,504	100%	$1,397,547	100%	$1,026,257	100%	$956,637	100%	$873,058	100%	$823,144	100%

Our directors and officers and their associates are customers of, and have other transactions with, the Bank in the normal course of business. All loans and commitments included in such transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and do not involve more than normal risk of collection or present other unfavorable features. At June 30, 2018 and December 31, 2017, total loans outstanding to such directors and officers were $83.1 million and $65.7 million, respectively. During the six months ended June 30, 2018, $43.3 million of additions and $25.9 million of repayments were made to these loans, compared to $28.5 million of additions and $13.0 million of repayments during the year ended December 31, 2017. At June 30, 2018 and December 31, 2017, all of the loans to directors and officers were performing according to their original terms.
Loan categories
The principal categories of our loan portfolio are discussed below:
Commercial and Industrial (C&I).   Our C&I portfolio totaled $313.8 million, $263.5 million, $202.3 million, $219.3 million, $215.2 million and $210.8 million at June 30, 2018 and December 31, 2017, 2016, 2015, 2014 and 2013, respectively, and represented 22%, 19%, 20%, 23%, 25% and 26% of our total loans at June 30, 2018 and December 31, 2017, 2016, 2015, 2014 and 2013, respectively. C&I loans increased 30.3% during 2017 due primarily to the Waupaca acquisition. C&I loans decreased by 7.8% during 2016 due to changing needs of our customers, highlighted by several significant sales of businesses where the acquiring parties did not retain their banking relationship with the Bank.
Our C&I loan customers represent various small and middle-market established businesses involved in professional services, accommodation and food services, health care, financial services, wholesale trade,

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
manufacturing, distribution, retailing and non-profits. Most clients are privately owned with markets that range from local to national in scope. Many of the loans to this segment are secured by liens on corporate assets and the personal guarantees of the principals. The regional economic strength or weakness impacts the relative risks in this loan category. There is little concentration in any one business sector, and loan risks are generally diversified among many borrowers.
Commercial Real Estate (CRE).   Our CRE loan portfolio totaled $641.4 million, $643.8 million, $451.4 million, $398.9 million, $360.7 million and $340.9 million at June 30, 2018 and December 31, 2017, 2016, 2015, 2014 and 2013, respectively, and represented 45%, 46%, 44%, 42%, 41% and 41% of our total loans at June 30, 2018 and December 31, 2017, 2016, 2015, 2014 and 2013, respectively. Our CRE loans increased 42.6% during 2017 due primarily to the Waupaca acquisition. Prior to 2017, our CRE loans have steadily increased annually since December 31, 2013 spurred by significant facilities investments by our commercial customers indicative of the overall strong business sentiment in our markets.
Our CRE loans are secured by a variety of property types including multifamily dwellings, retail facilities, office buildings, commercial mixed use, lodging and industrial and warehouse properties. We do not have any specific industry or customer concentrations in our CRE portfolio. Our commercial real estate loans are generally for terms up to ten years, with loan-to-values that generally do not exceed 80%. Amortization schedules are long term and thus a balloon payment is generally due at maturity. Under most circumstances, the Bank will offer to rewrite or otherwise extend the loan at prevailing interest rates.
Construction and Development (C&D).   Our C&D loan portfolio totaled $67.5 million, $75.8 million, $51.9 million, $46.1 million, $30.7 million and $31.2 million at June 30, 2018 and December 31, 2017, 2016, 2015, 2014 and 2013, respectively, and represented 5%, 5%, 5%, 5%, 4% and 4% of our total loans at June 30, 2018 and December 31, 2017, 2016, 2015, 2014 and 2013, respectively. C&D loans increased 46.3% during 2017 due primarily to the Waupaca acquisition. Prior to 2017, our C&D loans have steadily increased annually since December 31, 2014 spurred by significant facilities investments by our commercial and residential customers.
Our C&D loans are generally for the purpose of creating value out of real estate through construction and development work, and also include loans used to purchase recreational use land. Borrowers typically provide a copy of a construction or development contract which is subject to bank acceptance prior to loan approval. Disbursements are handled by a title company. Borrowers are required to inject their own equity into the project prior to any note proceeds being disbursed. These loans are, by their nature, intended to be short term and are refinanced into other loan types at the end of the construction and development period.
Residential 1 – 4 Family.   Residential 1 – 4 family loans held in portfolio amounted to $365.7 million, $377.3 million, $283.4 million, $259.3 million, $230.0 million and $206.0 million at June 30, 2018 and December 31, 2017, 2016, 2015, 2014 and 2013, respectively, and represented 26%, 27%, 28%, 27%, 26% and 25% of our total loans at June 30, 2018 and December 31, 2017, 2016, 2015, 2014 and 2013, respectively. Residential 1 – 4 family loans increased 33.1% during 2017 due primarily to the Waupaca acquisition. Prior to 2017, our residential 1 – 4 family loans have steadily increased annually since December 31, 2013 due to strong mortgage originations driven by a continued low interest rate environment and an improving local and national economy.
We offer fixed and adjustable rate residential mortgage loans with maturities up to 30 years. One-to-four family residential mortgage loans are generally underwritten according to Fannie Mae guidelines, and we refer to loans that conform to such guidelines as “conforming loans.” We generally originate both fixed and adjustable rate mortgage loans in amounts up to the maximum conforming loan limits as established by the Federal Housing Finance Agency, which is generally $424,100 for one-unit properties. In addition, we also offer loans above conforming lending limits typically referred to as “jumbo” loans. These loans are typically underwritten to the same guidelines as conforming loans; however, we may choose to hold a jumbo loan within its portfolio with underwriting criteria that does not exactly match conforming guidelines.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
We do not offer reverse mortgages nor do we offer loans that provide for negative amortization of principal, such as “Option ARM” loans, where the borrower can pay less than the interest owed on his loan, resulting in an increased principal balance during the life of the loan. We also do not offer “subprime loans” (loans that are made with low down payments to borrowers with weakened credit histories typically characterized by payment delinquencies, previous charge-offs, judgments, bankruptcies, or borrowers with questionable repayment capacity as evidenced by low credit scores or high debt-burden ratios) or Alt-A loans (defined as loans having less than full documentation).
Residential real estate loans are originated both for sale to the secondary market as well as for retention in the Bank’s loan portfolio. The decision to sell a loan to the secondary market or retain within the portfolio is determined based on a variety of factors including but not limited to our asset/liability position, the current interest rate environment, and customer preference. Servicing rights are retained on all loans sold to the secondary market.
We were servicing mortgage loans sold to others without recourse of approximately $314.4 million at June 30, 2018 and $316.3 million, $305.6 million, $280.2 million, $279.2 million and $284.8 million at December 31, 2017, 2016, 2015, 2014, and 2013, respectively.
Loans sold with the retention of servicing assets result in the capitalization of servicing rights. Loan servicing rights are included in other assets and are subsequently amortized as an offset to other income over the estimated period of servicing. The net balance of capitalized servicing rights amounted to $3.0 million at June 30, 2018 and $2.6 million, $2.4 million, $2.3 million, $2.4 million and $2.5 million at December 31, 2017, 2016, 2015, 2014 and 2013, respectively.
Consumer Loans.   Our consumer loan portfolio totaled $40.3 million, $33.6 million, $28.5 million, $24.7 million, $23.9 million and $21.8 million at June 30, 2018 and December 31, 2017, 2016, 2015, 2014 and 2013, respectively, and represented 3%, 2%, 3%, 3%, 3%, and 3% of our total loans at June 30, 2018 and December 31, 2017, 2016, 2015, 2014 and 2013, respectively. Consumer loans include secured and unsecured loans, lines of credit and personal installment loans. Our consumer loans have increased 17.8% during 2017 primarily due to the Waupaca acquisition. Prior to 2017, our consumer loans have steadily increased annually since December 31, 2013 due to an increased focus on product offerings in this type of lending by the Bank, as well as an improving local and national economy.
Consumer loans generally have greater risk compared to longer-term loans secured by improved, owner-occupied real estate, particularly consumer loans that are secured by rapidly depreciable assets. In these cases, any repossessed collateral for a defaulted loan may not provide an adequate source of repayment of the outstanding loan balance. As a result, consumer loan repayments are dependent on the borrower’s continuing financial stability and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy.
Other Loans.   Our other loans totaled $5.7 million, $3.5 million, $8.9 million, $8.3 million, $12.5 million and $12.4 million at June 30, 2018 and December 31, 2017, 2016, 2015, 2014 and 2013, respectively, and are immaterial to the overall loan portfolio. The other loans category consists primarily of overdrafted depository accounts, loans utilized to purchase or carry securities and loans to nonprofit organizations.
Loan Portfolio Maturities.   The following tables summarize the dollar amount of loans maturing in our portfolio based on their loan type and contractual terms to maturity at June 30, 2018 and December 31, 2017, respectively. The tables do not include any estimate of prepayments, which can significantly shorten the average life of all loans and may cause our actual repayment experience to differ from that shown below. Demand loans, loans having no stated repayment schedule or maturity, and overdraft loans are reported as being due in one year or less.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
As of June 30, 2018	One Year or Less	One to Five Years	Over Five Years	Total
	(dollars in thousands)
Commercial & Industrial	$97,772	$116,119	$99,918	$313,809
Commercial real estate	114,043	297,058	230,347	641,448
Construction & Development	26,626	22,919	17,927	67,472
Residential 1 – 4 family	36,606	84,163	244,972	365,741
Consumer and other	12,132	27,481	6,421	46,034
Total	$287,179	$547,740	$599,585	$1,434,504

As of December 31, 2017	One Year or Less	One to Five Years	Over Five Years	Total
	(dollars in thousands)
Commercial & Industrial	$82,004	$101,396	$80,148	$263,548
Commercial real estate	110,369	328,962	204,474	643,805
Construction & Development	25,426	15,861	34,554	75,841
Residential 1 – 4 family	39,917	107,826	229,537	377,280
Consumer and other	9,638	22,638	4,797	37,073
Total	$267,354	$576,683	$553,510	$1,397,547

The following tables summarize the dollar amount of loans maturing in our portfolio based on whether the loan has a fixed or variable rate of interest and their contractual terms to maturity at June 30, 2018 and December 31, 2017, respectively. The tables do not include any estimate of prepayments, which can significantly shorten the average life of all loans and may cause our actual repayment experience to differ from that shown below. Demand loans, loans having no stated repayment schedule or maturity, and overdraft loans are reported as being due in one year or less.
As of June 30, 2018	One Year or Less	One to Five Years	Over Five Years	Total
	(dollars in thousands)
Predetermined interest rates	$156,359	$427,216	$249,578	$833,153
Floating or adjustable interest rates	130,820	120,524	350,007	601,351
Total	$287,179	$547,740	$599,585	$1,434,504

As of December 31, 2017	One Year or Less	One to Five Years	Over Five Years	Total
	(dollars in thousands)
Predetermined interest rates	$153,440	$449,782	$238,229	$841,451
Floating or adjustable interest rates	113,914	126,901	315,281	556,096
Total	$267,354	$576,683	$553,510	$1,397,547

NONPERFORMING LOANS AND TROUBLED DEBT RESTRUCTURINGS
In order to operate with a sound risk profile, we focus on originating loans that we believe to be of high quality. We have established loan approval policies and procedures to assist us in maintaining the overall quality of our loan portfolio. When delinquencies in our loans exist, we rigorously monitor the levels of such delinquencies for any negative or adverse trends. From time to time, we may modify loans to extend the term or make other concessions to help a borrower with a deteriorating financial condition stay current on their loan and to avoid foreclosure. We generally do not forgive principal or interest on loans or modify the interest rates on loans to rates that are below market rates. Furthermore, we are committed to collecting on all of our loans and, as a result, at times have lower net charge-offs compared to many of our peer banks. We believe that our commitment to collecting on all of our loans results in higher loan recoveries.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Our nonperforming assets consist of nonperforming loans and foreclosed real estate. Nonperforming loans are those on which the accrual of interest has stopped, as well as loans that are contractually 90 days past due on which interest continues to accrue. The composition of our nonperforming assets is as follows:
	June 30, 2018	December 31,
		2017	2016	2015	2014	2013
	(dollars in thousands)
Nonaccruals	$19,431	$18,127	$575	$1,348	$2,670	$2,571
Loans past due > 90 days, but still accruing	1,066	2,486	27	277	86	46
Total nonperforming loans	$20,497	$20,613	$602	$1,625	$2,756	$2,617
Accruing troubled debt restructured loans	$182	$185	$2,718	$429	$1,108	$1,142
Nonperforming loans as a percent of gross loans	1.43%	1.47%	0.06%	0.17%	0.32%	0.32%
Nonperforming loans as a percent of total assets	1.18%	1.18%	0.05%	0.13%	0.25%	0.25%
At June 30, 2018, impaired loans had specific reserves of  $658,000. At December 31, 2017, 2016, 2015, 2014 and 2013, impaired loans had specific reserves of  $281,000, $225,000, $360,000, $400,000 and $1,145,000, respectively.
Until 2017, the steady decline in our nonperforming assets was the result of the consistent improvement in our overall credit quality as economic conditions in our markets have continued to improve. Our nonperforming assets have increased during the year ended December 31, 2017 primarily due to the Waupaca acquisition, which included $19.4 million of loans which were considered nonperforming.
Nonaccrual Loans
Loans are typically placed on nonaccrual status when any payment of principal and/or interest is 90 days or more past due, unless the collateral is sufficient to cover both principal and interest and the loan is in the process of collection. Loans are also placed on nonaccrual status when management believes, after considering economic and business conditions, that the principal or interest will not be collectible in the normal course of business. We monitor closely the performance of our loan portfolio. In addition to the monitoring and review of loan performance internally, we have also contracted with an independent organization to review our commercial and retail loan portfolios. The status of delinquent loans, as well as situations identified as potential problems, is reviewed on a regular basis by senior management.
Troubled Debt Restructurings
A troubled debt restructuring includes a loan modification where a borrower is experiencing financial difficulty and we grant a concession to that borrower that we would not otherwise consider except for the borrower’s financial difficulties. These concessions may include modifications of the terms of the debt such as deferral of payments, extension of maturity, reduction of principal balance, reduction of the stated interest rate other than normal market rate adjustments, or a combination of these concessions. Debt may be bifurcated with separate terms for each tranche of the restructured debt. Restructuring a loan in lieu of aggressively enforcing the collection of the loan may benefit the Company by increasing the ultimate probability of collection.
A TDR may be either on accrual or nonaccrual status based upon the performance of the borrower and management’s assessment of collectability. If a TDR is placed on nonaccrual status, which would occur based on the same criteria as non-TDR loans, it remains there until a sufficient period of performance under the restructured terms has occurred at which it returned to accrual status, generally 6 months.
We did not have any specific reserves for TDR’s as of June 30, 2018 and December 31, 2017, and none of them have subsequently defaulted.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Classified loans
Accounting standards require the Company to identify loans, where full repayment of principal and interest is doubtful, as impaired loans. These standards require that impaired loans be valued at the present value of expected future cash flows, discounted at the loan’s effective interest rate, or using one of the following methods: the observable market price of the loan or the fair value of the underlying collateral if the loan is collateral dependent. We have implemented these standards in our quarterly review of the adequacy of the ALLL, and identify and value impaired loans in accordance with guidance on these standards. As part of the review process, we also identify loans classified as watch, which have a potential weakness that deserves management’s close attention.
Loans totaling $70.7 million were classified substandard under the Bank’s policy at June 30, 2018 and loans totaling $79.0 million were classified substandard under the Bank’s policy as of December 31, 2017. As of June 30, 2018 and December 31, 2017, $48.4 million and $55.3 million of substandard loans were acquired with deteriorated credit quality in connection with our acquisition of Waupaca. The following table sets forth information related to the credit quality of our loan portfolio at June 30, 2018 and December 31, 2017.
Loan type (in thousands)	Pass	Watch	Substandard	Total
As of June 30, 2018
Commercial & industrial	$252,951	$47,090	$13,768	$313,809
Commercial real estate	482,116	106,554	52,778	641,448
Construction & Development	65,061	2,264	147	67,472
Residential 1 – 4 family	354,716	6,974	4,051	365,741
Consumer	40,320	—	—	40,320
Other loans	2,353	3,361	—	5,714
Total loans	$1,197,517	$166,243	$70,744	$1,434,504
Loan type (in thousands)	Pass	Watch	Substandard	Total
As of December 31, 2017
Commercial & industrial	$211,112	$36,225	$16,211	$263,548
Commercial real estate	489,216	105,261	49,328	643,805
Construction & Development	67,730	1,202	6,909	75,841
Residential 1 – 4 family	363,544	7,278	6,458	377,280
Consumer	33,516	—	45	33,561
Other loans	50	3,462	—	3,512
Total loans	$1,165,168	$153,428	$78,951	$1,397,547
ALLOWANCE FOR LOAN AND LEASE LOSSES
ALLL represents management’s estimate of probable and inherent credit losses in the loan portfolio. Estimating the amount of the ALLL require the exercise of significant judgment and the use of estimates related to the amount and timing of expected future cash flows or impaired loans, estimated losses on pools of homogenous loans based on historical loss experience, and consideration of other qualitative factors such as current economic trends and conditions, all of which may be susceptible to significant change. The loan portfolio also represents the largest asset on the consolidated balance sheets. Loan losses are charged off against the ALLL, while recoveries of amounts previously charged off are credited to the ALLL. A provision for loan losses is charged to operations based on management’s periodic evaluation of the factors previously mentioned, as well as other pertinent factors.
The ALLL consists of specific reserves for certain individually evaluated impaired loans and general reserves for collectively evaluated non-impaired loans. Specific reserves reflect estimated losses on impaired loans from management’s analyses developed through specific credit allocations. The specific reserves are based on regular analyses of impaired, non-homogenous loans greater than $250,000. These analyses involve a high degree of judgment in estimating the amount of loss associated with specific loans, including

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
estimating the amount and timing of future cash flows and collateral values. The general reserve is based in part on the Bank’s historical loss experience which is updated quarterly. The general reserve portion of the ALLL also includes consideration of certain qualitative factors such as (1) changes in lending policies and/or underwriting practices, (2) national and local economic conditions, (3) changes in portfolio volume and nature, (4) experience, ability and depth of lending management and other relevant staff, (5) levels of and trends in past-due and nonaccrual loans and quality, (6) changes in loan review and oversight, (7) impact and effects of concentrations and (8) other issues deemed relevant.
There are many factors affecting ALLL; some are quantitative while others require qualitative judgment. The process for determining the ALLL (which management believes adequately considers potential factors which might possibly result in credit losses) includes subjective elements and, therefore, may be susceptible to significant change. To the extent actual outcomes differ from management estimates, additional provision for loan losses could be required that could adversely affect our earnings or financial position in future periods. Allocations of the ALLL may be made for specific loans but the entire ALLL is available for any loan that, in management’s judgment, should be charged off or for which an actual loss is realized. As an integral part of their examination process, various regulatory agencies review the ALLL as well. Such agencies may require that changes in the ALLL be recognized when such regulators’ credit evaluations differ from those of management based on information available to the regulators at the time of their examinations.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
The following table summarizes the changes in our ALLL for the years indicated:
	Six months ended June 30, 2018	Year ended December 31,
		2017	2016	2015	2014	2013
	(dollars in thousands)
Period-end loans outstanding (net of unearned discount and deferred loan fees)	$1,434,504	$1,397,547	$1,026,257	$956,637	$873,058	$823,144
Average loans outstanding (net of unearned discount and deferred loan fees)	$1,414,740	$1,130,036	$978,747	$871,720	$858,455	$783,640
Balance of allowance for loan and lease losses at the beginning of year	$11,612	$10,728	$10,011	$9,258	$8,755	$7,950
Loans charged-off:
Commercial and industrial	0	4	6	2	235	90
Commercial real estate – owner occupied	17	0	0	113	371	176
Commercial real estate – non-owner occupied	1	1	0	0	0	0
Construction & Development	83	15	28	19	369	36
Residential 1 – 4 family	81	141	168	162	763	631
Consumer	3	7	12	7	40	28
Other Loans	6	50	24	36	17	36
Total loans charged-off	$208	$218	$238	$339	$1,795	$997
Recovery of loans previously charged-off:
Commercial and industrial	1	7	500	17	21	32
Commercial real estate – owner occupied	58	0	0	5	95	145
Commercial real estate – non-owner occupied	2	0	0	17	0	0
Construction & Development	0	0	36	20	45	107
Residential 1 – 4 family	188	36	68	15	88	25
Consumer	3	1	20	7	7	14
Other Loans	23	3	11	3	12	4
Total recoveries of loans previously charged-off	258	47	635	84	268	327
Net loan charge-offs (recoveries)	$(50)	$171	$(397)	$255	$1,527	$670
Provision charged to operating expense	1,385	1,055	320	1,008	2,030	1,475
Balance at end of period	$13,047	$11,612	$10,728	$10,011	$9,258	$8,755
Ratio of net charge-offs (recoveries) during the year to average loans outstanding	0.00%	0.02%	(0.04)%	0.03%	0.18%	0.09%
Ratio of allowance for loan and lease losses to loans outstanding	0.91%	0.83%	1.05%	1.06%	1.07%	1.08%

The level of charge-offs depends on many factors, including the national and regional economy. Cyclical lagging factors may result in charge-offs being higher than historical levels. The dollar amount of the ALLL increased primarily as a result of loan growth and changes in the portfolio composition. Although the allowance is allocated between categories, the entire allowance is available to absorb losses attributable to all loan categories. Management believes that the ALLL is adequate.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
The following table summarizes an allocation of the ALLL and the related percentage of loans outstanding in each category for the periods below.
	June 30, 2018		As of December 31,
			2017		2016		2015		2014		2013
(in thousands, except %)	Amount	% of Loans	Amount	% of loans	Amount	% of loans	Amount	% of loans	Amount	% of loans	Amount	% of loans
Loan Type:
Commercial and industrial	$3,405	22%	$2,362	19%	$1,905	20%	$2,064	23%	$2,047	25%	$1,451	26%
Commercial real estate – owner occupied	3,281	29%	2,855	30%	2,576	27%	2,354	28%	2,120	26%	1,604	28%
Commercial real estate – non-owner occupied	2,165	16%	1,987	16%	1.900	17%	1,399	14%	1,231	15%	988	13%
Construction & Development	878	5%	945	5%	727	5%	314	5%	203	4%	792	4%
Residential 1 – 4 family	2,802	26%	2,728	27%	2,685	28%	2,913	27%	2,525	26%	2,225	25%
Consumer	248	3%	191	2%	189	3%	175	3%	159	3%	151	3%
Other Loans	49	0%	23	0%	84	1%	67	1%	132	1%	97	2%
Unallocated	219		521		662		725		841		1,447
Total allowance	$13,047	100%	$11,612	100%	$10,728	100%	$10,011	100%	$9,258	100%	$8,755	100%

SOURCES OF FUNDS
General.   Deposits traditionally have been our primary source of funds for our investment and lending activities. We also borrow from the FHLB of Chicago to supplement cash needs, to lengthen the maturities of liabilities for interest rate risk management purposes and to manage our cost of funds. Our additional sources of funds are scheduled payments and prepayments of principal and interest on loans and investment securities and fee income and proceeds from the sales of loans and securities.
Deposits.   Our current deposit products include non-interest bearing and interest-bearing checking accounts, savings accounts, money market accounts, and certificate of deposits. As of June 30, 2018, deposit liabilities accounted for approximately 85.9% of our total liabilities and equity. We accept deposits primarily from customers in the communities in which our branches and offices are located, as well as from small businesses and other customers throughout our lending area. We rely on our competitive pricing and products, quality customer service, and convenient locations and hours to attract and retain deposits. Deposit rates and terms are based primarily on current business strategies, market interest rates, liquidity requirements and our deposit growth goals.
Total deposits were $1.50 billion and $1.51 billion, $1.13 billion and $1.06 billion as of June 30, 2018 and December 31, 2017, 2016 and 2015, respectively. Noninterest-bearing deposits at June 30, 2018 and December 31, 2017, 2016 and 2015 were $410.0 million and $436.6 million, $326.2 million, and $298.2 million, respectively, while interest-bearing deposits were $1.09 billion and $1.07 billion, $800.9 million and $764.3 million at June 30, 2018 and December 31, 2017, 2016 and 2015, respectively. Our acquisition of Waupaca contributed $325.3 million to the increase in total deposits for the year ended December 31, 2017, $74.7 million to the increase in noninterest-bearing deposits and $250.6 million to the increase in interest-bearing deposits. In addition to the acquisition of Waupaca, the increase in our deposits over the past three years and as of June 30, 2018 can be attributed to strong growth in our Sheboygan and Fox Valley markets as we continue to develop new customer relationships.
At June 30, 2018, we had a total of  $371.5 million in certificates of deposit, including $17.7 million of brokered deposits, of which $2.7 million had remaining maturities of one year or less. Based on historical experience and our current pricing strategy, we believe we will retain a large portion of these accounts upon maturity.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
The following tables set forth the average balances of our deposits for the periods indicated:
	June 30, 2018			December 31, 2017
	Amount	Percent	Weighted average rate	Amount	Percent	Weighted average rate
	(dollars in thousands)
Noninterest-bearing demand deposits	$409,982	27.4%	N/A	$436,616	29.0%	N/A
Interest-bearing demand deposits	110,734	7.4%	1.05%	114,733	7.6%	0.62%
Savings deposits	585,464	39.2%	0.84%	580,665	38.5%	0.55%
Time deposits	371,548	24.8%	1.70%	374,628	24.9%	1.37%
Brokered deposits	17,696	1.2%	2.79%	—	—	—
Total	$1,495,424	100%		$1,506,642	100.0%

	December 31, 2016			December 31, 2015
	Amount	Percent	Weighted average rate	Amount	Percent	Weighted average rate
	(dollars in thousands)
Non-interest bearing demand deposits	$326,153	28.9%	N/A	$298,239	28.1%	N/A
Interest-bearing demand deposits	87,544	7.8%	0.31%	79,234	7.5%	0.19%
Savings deposits	536,828	47.6%	0.50%	490,300	46.1%	0.43%
Time deposits	176,495	15.7%	1.40%	194,802	18.3%	1.44%
Total	$1,127,020	100.0%		$1,062,575	100.0%

Certificates of deposit of  $100,000 or greater by maturity are as follows:
	June 30, 2018	December 31,
		2017	2016	2015
	(dollars in thousands)
Less than 3 months remaining	$24,157	$40,883	$9,451	$7,104
Over 3 to 6 months remaining	14,802	23,649	7,528	11,111
Over 6 to 12 months remaining	67,201	35,113	10,301	22,551
Over 12 months or more remaining	67,083	77,034	59,820	60,025
Total	$173,243	$176,679	$87,100	$100,791

Retail certificates of deposit of  $100,000 or greater totaled $173.2 million and $176.7 million at June 30, 2018 and December 31, 2017, respectively. Interest expense on retail certificates of deposit of $100,000 or greater was $1.0 million for the six months ended June 30, 2018, and $1.4 million, $1.3 million and $1.3 million for the years ended December 31, 2017, 2016 and 2015, respectively.
The following table sets forth certificates of deposit classified by interest rate as of the dates indicated:
	June 30, 2018	December 31,
		2017	2016	2015
	(Dollars in thousands)
Interest Rate:
Less than 1.00%	$5,541	$15,688	$39,482	$54,428
1.00% to 1.99%	241,151	302,212	94,956	77,875
2.00% to 2.99%	123,589	56,022	42,057	60,368
3.00% to 3.99%	18,963	706	—	2,131
Total	$389,244	$374,628	$176,495	$194,802

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Borrowings
Securities sold under repurchase agreements
The Company has securities sold under repurchase agreements which have contractual maturities up to one year from the transaction date with variable and fixed rate terms. The agreements to repurchase require that the Company (seller) repurchase identical securities as those that are sold. The securities underlying the agreements are under the Corporation’s control.
The following table summarizes securities sold under repurchase agreements, and the weighted average interest rates paid:
	Six months ended June 30, 2018	Year ended December 31,
(dollars in thousands)		2017	2016	2015
Average daily amount of securities sold under repurchase agreements during the period	$28,315	$26,537	$24,646	$31,695
Weighted average interest rate on average daily securities sold under repurchase agreements	1.58%	1.01%	0.28%	0.22%
Maximum outstanding securities sold under repurchase agreements at any month-end	$48,010	$53,745	$50,106	$59,560
Securities sold under repurchase agreements at period end	$13,433	$47,568	$50,106	$45,617
Weighted average interest rate on short-term borrowings at period end	1.97%	1.44%	0.69%	0.20%
Short-term borrowings
The Company’s short-term borrowing consisted primarily of short-term FHLB of Chicago advances collateralized by blanket pledge agreement on the Company’s FHLB capital stock and retail and commercial loans held in the Company’s portfolio. Short-term FHLB advances totaled $40.0 million as of June 30, 2018. There were no advances outstanding from the FHLB at December 31, 2017, 2016, or 2015. From time to time the Company utilized short-term FHLB advances to fund liquidity during these time periods.
The total loans pledged as collateral were $695.7 million at June 30, 2018, and $564.4 million, $525.8 million, and $452.2 million at December 31, 2017, 2016, and 2015 respectively. Outstanding letters of credit from the FHLB totaled $20.6 million at June 30, 2018, and $20.7 million, $21.5 million, and $22.3 million at December 31, 2017, 2016, and 2015 respectively.
The following table summarizes short-term borrowings (borrowings with maturities of one year or less), which consist of borrowings from the FHLB, and the weighted average interest rates paid:
	Six months ended June 30, 2018	Year ended December 31,
(dollars in thousands)		2017	2016	2015
Average daily amount of short-term borrowings outstanding during the period	$95,855	$95,936	$93,785	$41,106
Weighted average interest rate on average daily short-term borrowings	1.59%	1.00%	0.37%	0.14%
Maximum outstanding short-term borrowings outstanding at any month-end	$100,000	$100,000	$100,000	$100,000
Short-term borrowings outstanding at period end	$40,000	$—	$—	$—
Weighted average interest rate on short-term borrowings at period end	2.03%	NA	NA	NA

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Lines of credit and other borrowings.
We maintain a $5,000,000 line of credit with a commercial bank. At June 30, 2018 and December 31, 2017, 2016 and 2015, we had outstanding balances on this note of  $2,000,000, $5,000,000, $-0- and $-0-, respectively. The note requires monthly payments of interest at a variable rate (4.43% at June 30, 2018) with a floor of 3.50%, and is due in full on May 25, 2019.
We also maintain another $5,000,000 line of credit with another commercial bank (reduced from $10,000,000 at December 31, 2016 and 2015). There were no outstanding balances on this note at June 30, 2018 or December 31, 2017, 2016 or 2015. Any future borrowings under this note would carry interest at a variable rate with a floor of 3.25%, due in full on May 19, 2019.
During September 2017, the Company entered into a term loan agreement with a commercial bank, where the Company has up to twelve months from entering this agreement to borrow funds up to a maximum availability of  $5,000,000. As of June 30, 2018 and December 31, 2017, the Company had borrowed $2,000,000 and $3,500,000 under this agreement. Borrowings bear interest at a variable rate (4.75% as of June 30, 2018) and are payable in thirty-six equal quarterly installments beginning with the first quarter after the twelve month draw period, although the Company repaid this entire balance during July 2018.
During September 2017, the Company entered into subordinated note agreements with three separate commercial banks, where the Company has up to twelve months from entering these agreements to borrow funds up to a maximum availability of  $22,500,000. As of June 30, 2018 and December 31, 2017, the Company had borrowed $11,500,000 under these agreements. These notes were all issued with 10-year maturities, carry interest at a variable rate (5.5% as of June 30, 2018) payable quarterly, are callable on or after the sixth anniversary of their issuance dates, and qualify for Tier 2 capital for regulatory purposes.
INVESTMENT SECURITIES
Our securities portfolio consists of securities available for sale and securities held to maturity. Securities are classified as held to maturity or available for sale at the time of purchase. Obligations of states and political subdivisions and mortgage-backed securities, all of which are issued by U.S. government agencies or U.S. government-sponsored enterprises, make up the largest components of the securities portfolio. We manage our investment portfolio to provide an adequate level of liquidity as well as to maintain neutral interest rate-sensitive positions, while earning an adequate level of investment income without taking undue or excessive risk.
Securities available for sale consist of U.S. Treasury securities, obligations of states and political subdivision, mortgage-backed securities, and corporate notes. Securities classified as available for sale, which management has the intent and ability to hold for an indefinite period of time, but not necessarily to maturity, are carried at fair value, with unrealized gains and losses, net of related deferred income taxes, included in stockholders’ equity as a separate component of other comprehensive income. The fair value of securities available for sale totaled $121.6 million and included gross unrealized gains of  $0.8 million and gross unrealized losses of  $1.8 million at June 30, 2018. At December, 31 2017, the fair value of securities available for sale totaled $119.0 million and included gross unrealized gains of  $1.6 million and gross unrealized losses of  $0.5 million.
Securities classified as held to maturity consist of U.S. Treasury securities and obligations of states and political subdivisions. These securities, which management has the intent and ability to hold to maturity, are reported at amortized cost. Securities held to maturity as of June 30, 2018 are carried at their amortized cost of  $41.2 million. At December 31, 2017, securities held to maturity totaled $40.0 million.
The Company recognized a net loss on sale of investment securities of  $51,000 for the six-month ended June 30, 2018 and net losses on sale of investment securities of  $32,000, $225,000 and $0 for the years ended December 31, 2017, 2016 and 2015, respectively.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
The following table sets forth the fair value of available for sale investment securities, the amortized costs of held to maturity and the percentage distribution at the dates indicated:
	June 30, 2018		December 31,
			2017		2016		2015
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(dollars in thousands)
Available for sale securities
U.S. Treasury securities	$498	0%	$498	0%	$0	0%	$2,593	3%
Obligations of states and political subdivisions	52,645	43%	59,390	50%	73,454	66%	52,105	54%
Mortgage-backed securities	52,085	43%	42,635	36%	26,132	23%	30,845	32%
Corporate notes	16,322	13%	16,520	14%	11,739	11%	11,815	12%
Total securities available for sale	$121,550	100%	$119,043	100%	$111,325	100%	$97.358	100%
Held to maturity securities
U.S. Treasury securities	$28,403	69%	$25,426	64%	$24,982	79%	$25,065	73%
Obligations of states and political subdivisions	12,800	31%	14,565	36%	6,576	21%	9,251	27%
Total securities held to maturity	$41,203	100%	$39,991	100%	$31,558	100%	$34,316	100%
Total	$162,753		$159,034		$142,883		$131,674

As part of our acquisition of Waupaca, investments with a market value of  $27.9 million were added to the available for sale investment portfolio. As of June 30, 2018 and December 31, 2017, the market value of investments from this acquisition remaining in the available for sale portfolio totaled $27.5 million and $28.0 million, respectively.
The following tables set forth the composition and maturities of investment securities as of June 30, 2018 and December 31, 2017. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.
	Within One Year		After One, But Within Five Years		After Five, But Within Ten Years		After Ten Years		Total
	Amortized Cost	Weighted Average Yield(1)	Amortized Cost	Weighted Average Yield(1)	Amortized Cost	Weighted Average Yield(1)	Amortized Cost	Weighted Average Yield(1)	Amortized Cost	Weighted Average Yield(1)
	(dollars in thousands)
At June 30, 2018
Available for sale securities
U.S Treasury securities	$500	1.5%	$—	—%	$—	—	$—	—	$500	1.5%
Obligations of state and political subdivisions	3,695	3.1%	6,102	3.8%	11,450	3.5%	30,818	3.9%	52,065	3.7%
Mortgage-backed securities	44	4.5%	10,819	2.3%	40,404	2.8%	2,083	3.2%	53,350	2.7%
Corporate notes	—	—%	11,723	3.3%	4,932	3.3%	—	—%	16,655	3.3%
Total available for sale securities	$4,239	2.9%	$28,644	3.0%	$56,786	3.0%	$32,901	3.8%	$122,570	3.2%
Held to maturity securities
U.S. Treasury Securities	$2,498	1.5%	$9,953	2.4%	$15,952	2.5%	$—	—%	$28,403	2.4%
	1,914	3.9%	3,341	2.3%	3,765	3.2%	3,780	3.6%	12,800	3.2%
Total held to maturity securities	$4,412	2.5%	$13,294	2.4%	$19,717	2.7%	$3,780	3.6%	$41,203	2.6%
Total	$8,651	2.7%	$41,938	2.8%	$76,503	2.9%	$36,681	3.8%	$163,773	3.1%

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
	Within One Year		After One, But Within Five Years		After Five, But Within Ten Years		After Ten Years		Total
	Amortized Cost	Weighted Average Yield(1)	Amortized Cost	Weighted Average Yield(1)	Amortized Cost	Weighted Average Yield(1)	Amortized Cost	Weighted Average Yield(1)	Amortized Cost	Weighted Average Yield(1)
	(dollars in thousands)
December 31, 2017
Available for sale securities
U.S. Treasury securities	$499	1.5%	$—	—%	$—	—%	$—	—%	$499	1.5%
Obligations of state and political subdivisions	4,182	3.2%	7,770	3.8%	13,088	4.2%	32,986	4.7%	58,026	4.3%
Mortgage-backed securities	38	4.5%	5,958	2.2%	33,265	2.6%	3,539	2.9%	42,800	2.6%
Corporate notes	—	—%	11,675	3.2%	4,927	3.3%	—	—%	16,602	3.2%
Total available for sale securities	$4,719	3.0%	$25,403	3.1%	$51,280	3.1%	$36,525	4.5%	$117,927	3.5%
Held to maturity securities
U.S Treasury securities	$2,495	1.5%	$9,947	2.4%	$12,984	2.4%	$—	—%	$25,426	2.3%
Obligations of states and political subdivisions	1,233	4.4%	3,529	3.0%	6,024	4.2%	3,779	4.4%	14,565	3.9%
Total held to maturity securities	$3,728	2.5%	$13,476	2.6%	$19,008	3.0%	$3,779	4.4%	$39,991	2.9%
Total	$8,447	2.8%	$38,879	2.9%	$70,288	3.0%	$40,304	4.5%	$157,918	3.4%

(1)
Weighted Average Yield is shown on a fully taxable equivalent basis using a federal tax rate of 34%.

The Company evaluates securities for other-than-temporary impairment on at least a quarterly basis, and more frequently when economic or market conditions warrant such evaluation. Consideration is given to (1) credit quality of individual securities and their issuers are assessed; (2) the length of time and the extent to which the fair value has been less than cost; (3) the financial condition and near-term prospects of the issuer; and (4) that the Company does not have the intent to sell the security and it is more likely than not that it will not have to sell the security before recovery of tis cost basis.
As of June 30, 2018, 64 debt securities had gross unrealized losses, with an aggregate depreciation of 1.42% from our amortized cost basis. The largest unrealized loss percentage of any single security was 4.93% (or $121,000) of its amortized cost. The largest unrealized dollar loss of any single security was $174,000 (or 3.52%) of its amortized cost.
As of December 31, 2017, 52 debt securities had gross unrealized losses, with an aggregate depreciation of 0.44% from our amortized cost basis. The largest unrealized loss percentage of any single security was 5.36% (or $55,000) of its amortized cost. This was also the largest unrealized dollar loss of any security. The unrealized losses on these debt securities arose primarily due to changing interest rates and are considered to be temporary.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
RETURN ON AVERAGE EQUITY AND ASSETS
Over the past five years, we have consistently improved our profitability as a result of the success of our growth strategies to grow quality loans and low-cost deposits as well as the improving economic conditions in our markets during the periods indicated in the table below. The following table sets forth our ROAA, ROAE, dividend payout ratio and average shareholders’ equity to average assets ratio for the periods indicated:
	Six months ended June 30,		Year ended December 31,
	2018	2017	2017	2016	2015	2014	2013
Return on average:
Total assets	1.50%	1.19%	1.04%	1.13%	1.14%	1.17%	1.15%
Shareholders’ equity	16.61%	12.59%	11.17%	12.01%	11.65%	11.84%	11.60%
Dividend payout ratio	16%	24%	26%	25%	24%	23%	12%
Average shareholders’ equity to average assets	9.49%	10.14%	9.22%	9.69%	9.61%	9.87%	9.57%
LIQUIDITY AND CAPITAL RESOURCES
Impact of Inflation and Changing Prices.   Our consolidated financial statements and related notes have been prepared in accordance with GAAP. GAAP generally requires the measurement of financial position and operating results in terms of historical dollars without consideration of changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of our operations. Unlike industrial companies, our assets and liabilities are primarily monetary in nature. As a result, changes in market interest rates have a greater impact on our performance than they would on industrial companies.
Liquidity.   Liquidity is defined as the Company’s ability to generate adequate cash to meet its needs for day-to-day operations and material long and short-term commitments. Liquidity is the risk of potential loss if we were unable to meet our funding requirements at a reasonable cost. We are expected to maintain adequate liquidity at the Bank to meet the cash flow requirements of customers who may be either depositors wishing to withdraw funds or borrowers needing assurance that sufficient funds will be available to meet their credit needs. Our asset and liability management policy is intended to cause the Bank to maintain adequate liquidity and, therefore, enhance our ability to raise funds to support asset growth, meet deposit withdrawals and lending needs, maintain reserve requirements and otherwise sustain our operations.
We continuously monitor our liquidity position to ensure that assets and liabilities are managed in a manner that will meet all of our short-term and long-term cash requirements. We manage our liquidity based on demand and specific events and uncertainties to meet current and future financial obligations of a short-term nature. We also monitor our liquidity requirements in light of interest rate trends, changes in the economy and the scheduled maturity and interest rate sensitivity of the investment and loan portfolios and deposits. Our objective in managing liquidity is to respond to the needs of depositors and borrowers as well as to increase earnings enhancement opportunities in a changing marketplace.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Our liquidity is maintained through investment portfolio, deposits, borrowings from the FHLB, and lines available from correspondent banks. Our highest priority is placed on growing noninterest bearing deposits through strong community involvement in the markets that we serve. Borrowings and brokered deposits are considered short-term supplements to our overall liquidity but are not intended to be relied upon for long-term needs. We believe that our present position is adequate to meet our current and future liquidity needs, and management knows of no trend or event that will have a material impact on the Company’s ability to maintain liquidity at satisfactory levels.
Capital Adequacy.   Total shareholders’ equity was $165.2 million at June 30, 2018, compared to $161.7 million at December 31, 2017, and $127.5 million at December 31, 2016. Our total shareholders’ equity increased during 2017 primarily as a result of the Waupaca acquisition.
Our capital management consists of providing adequate equity to support our current and future operations. We are subject to various regulatory capital requirements administered by state and federal banking agencies, including the Federal Reserve and the OCC. Failure to meet minimum capital requirements may prompt certain actions by regulators that, if undertaken, could have a direct material adverse effect on our financial condition and results of operations. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measure of their assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and the classifications are also subject to qualitative judgment by the regulator in regards to components, risk weighting and other factors.
In July 2013, the Federal Reserve, the FDIC and the OCC approved the implementation of the Basel III regulatory capital reforms and issued rules effecting certain changes required by the Dodd-Frank Act, which we refer to as the Basel III Rules, that call for broad and comprehensive revision of regulatory capital standards for U.S. banking organizations. The Basel III Rules implement a new CET1minimum capital requirement, a higher minimum Tier 1 capital requirement and other items that will affect the calculation of the numerator of a banking organization’s risk-based capital ratios. Additionally, the Basel III Rules apply limits to a banking organization’s capital distributions and certain discretionary bonus payments if the banking organization does not hold a specified amount of CET1capital in addition to the amount necessary to meet its minimum risk-based capital requirements.
The new CET1 capital ratio includes common equity as defined under GAAP and does not include any other type of non-common equity under GAAP. When the Basel III Rules are fully phased in 2019, banks will be required to have CET1 capital of 4.5% of average assets, Tier 1 capital of 6% of average assets, as compared to the current 4%, and total capital of 8% of risk-weighted assets to be categorized as adequately capitalized. The Basel III Rules do not require the phase-out of trust preferred securities as Tier 1 capital of bank holding companies of the Company’s size.
Further, the Basel III Rules changed the agencies’ general risk-based capital requirements for determining risk-weighted assets, which will affect the calculation of the denominator of a banking organization’s risk-based capital ratios. The Basel III Rules have revised the agencies’ rules for calculating risk-weighted assets to enhance risk sensitivity and incorporate certain international capital standards of the Basel Committee on Banking Supervision set forth in the standardized approach of the “International Convergence of Capital Measurement and Capital Standards: A Revised Framework”.
The calculation of risk-weighted assets in the denominator of the Basel III capital ratios are adjusted to reflect the higher risk nature of certain types of loans. Specifically, as applicable to the Company and the Bank:
•
Commercial mortgages: Replaces the current 100% risk weight with a 150% risk weight for certain high volatility commercial real estate acquisition, construction and development loans.

•
Nonperforming loans: Replaces the current 100% risk weight with a 150% risk weight for loans, other than residential mortgages, that are 90 days past due or on nonaccrual status.

•
Securities pledged to overnight repurchase agreements.

•
Unfunded lines of credit one year or less.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Generally, the new Basel III Rules became effective on January 1, 2015, although parts of the Basel III Rules will be phased in through 2019. As of December 31, 2017, the Bank and the Company met all capital adequacy requirements to which it is subject. Also, as of June 30, 2018, the Bank was well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank’s category.
Federal banking regulators have issued risk-based capital guidelines, which assign risk factors to asset categories and off-balance-sheet items. The following table reflects capital ratios computed utilizing the implemented Basel III regulatory capital framework discussed above:
	Actual		Minimum Capital Required For Capital Adequacy		Minimum Capital Required For Capital Adequacy Plus Capital Conservation Buffer Basel III Phase-In Schedule		Minimum Capital Required For Capital Adequacy Plus Capital Conservation Buffer Basel III Fully Phased In		Minimum To Be Well-Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(dollars in thousands)
At June 30, 2018
Bank First National Corporation:
Total capital (to risk-weighted assets)	$172,802	10.9%	$126,421	8.0%	$156,0651	9.88%	$165,927	10.5%	N/A	N/A
Tier I capital (to risk-weighted assets)	148,255	9.4%	94,816	6.0%	124,446	7.88%	134,322	8.5%	N/A	N/A
Common equity tier I capital (to risk-weighted assets)	148,255	9.4%	71,112	4.5%	100,742	6.38%	100,618	7.0%	N/A	N/A
Tier I capital (to average assets)	148,255	8.3%	71,065	4.0%	71,065	4.00%	71,065	4.0%	N/A	N/A
Bank First National:
Total capital (to risk-weighted assets)	$174,020	11.0%	$126,215	8.0%	$155,796	9.88%	$165,657	10.5%	$157,768	10.0%
Tier I capital (to risk-weighted assets)	160,973	10.2%	94,661	6.0%	124,242	7.88%	134,103	8.5%	126,215	8.0%
Common equity tier I capital (to risk-weighted assets)	160,973	10.2%	70,996	4.5%	100,577	6.38%	110,438	7.0%	102,549	6.5%
Tier I capital (to average assets)	160,973	9.1%	70,953	4.0%	70,953	4.0%	70,953	4.0%	88,692	5.0%
At December 31, 2017
Bank First National Corporation:
Total capital (to risk-weighted assets)	$165,809	10.8%	$122,868	8.0%	$142,066	9.25%	$161,264	10.5%	N/A	N/A
Tier I capital (to risk-weighted assets)	142,697	9.3%	92,151	6.0%	111,349	7.25%	130,547	8.5%	N/A	N/A
Common equity tier I capital (to risk-weighted assets)	142,697	9.3%	69,113	4.5%	88,311	5.75%	107,510	7.0%	N/A	N/A
Tier I capital (to average assets)	142,697	8.5%	67,415	4.0%	67,415	4.00%	67,415	4.0%	N/A	N/A
Bank First National:
Total capital (to risk-weighted assets)	$171,642	11.2%	$122,643	8.0%	$141,806	9.25%	$160,969	10.5%	$153,304	10.0%
Tier I capital (to risk-weighted assets)	160,030	10.4%	91,982	6.0%	111,145	7.25%	130,308	8.5%	122,643	8.0%
Common equity tier I capital (to risk-weighted assets)	160,030	10.4%	68,987	4.5%	88,150	5.75%	107,313	7.0%	99,647	6.5%
Tier I capital (to average assets)	160,030	9.6%	66,984	4.0%	66,984	4.00%	66,984	4.0%	83,780	5.0%
As previously mentioned, the Company carried $11.5 million of subordinated debt as of June 30, 2018 and December 31, 2017 which is included in total capital in the tables above.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
CONTRACTUAL OBLIGATIONS, COMMITMENTS, AND CONTINGENCIES
The Company has entered into contractual obligations and commitments. The following tables summarize the Company’s contractual cash obligations and other commitments by maturity at December 31, 2017:
	Payments Due – By Period as of December 31, 2017
CONTRACTUAL OBLIGATIONS	Total	Less Than One Year	One to Three Years	Three to Five Years	After Five Years
	(dollars in thousands)
Certificates of deposit	$374,628	$226,313	$116,009	$31,996	$310
Subordinate debt	11,500	—	—	—	11,500
Senior debt	3,500	101	670	729	2,000
Line of credit	5,000	5,000	—	—	—
Operating lease obligations	3,386	236	276	289	2,585
Total contractual cash obligations	$398,014	$231,650	$116,955	$33,014	$16,395

We believe that we will be able to meet our contractual obligations as they come due through the maintenance of adequate cash levels. We expect to maintain adequate cash levels through profitability, loan and securities repayment and maturity activity and continued deposit gathering activities. We have in place various borrowing mechanisms for both short-term and long-term liquidity needs.
FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK
We are party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of our customers. These financial instruments primarily include commitments to originate and sell loans, standby and direct pay letters of credit, unused lines of credit and unadvanced portions of construction and development loans. The instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheet. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in these particular classes of financial instruments.
Our exposure to credit loss in the event of nonperformance by the other party to the financial instrument for loan commitments, standby and direct pay letters of credit and unadvanced portions of construction and development loans is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.
Off-Balance Sheet Arrangements.   Our significant off-balance-sheet arrangements consist of the following:
•
Unused lines of credit

•
Standby and direct pay letters of credit

•
Credit card arrangements

Off-balance sheet arrangement means any transaction, agreement or other contractual arrangement to which an entity unconsolidated with the registrant is a party, under which the registrant has (1) any obligation under a guarantee contract, (2) retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement, (3) any obligation, including a contingent obligation, under a contract that would be accounted for as a derivative instrument, or (4) any obligation, including a contingent obligation, arising out of a variable interest.
Loan commitments are made to accommodate the financial needs of our customers. Standby and direct pay letters of credit commit us to make payments on behalf of customers when certain specified future events occur. Both arrangements have credit risk essentially the same as that involved in extending loans to clients and are subject to our normal credit policies. Collateral (e.g., securities, receivables, inventory, equipment, etc.) is obtained based on management’s credit assessment of the customer.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Loan commitments and standby and direct pay letters of credit do not necessarily represent our future cash requirements because while the borrower has the ability to draw upon these commitments at anytime, these commitments often expire without being drawn upon. Our off-balance sheet arrangements at the dates indicated were as follows:
	Amounts of Commitments Expiring – By Period as of December 31, 2017
OTHER COMMITMENTS	Total	Less Than One Year	One to Three Years	Three to Five Years	After Five Years
	(dollars in thousands)
Unused lines of credit	$304,022	$211,735	$40,072	$39,861	$12,354
Standby and direct pay letters of credit	25,904	9,421	8,985	4,343	3,155
Credit card arrangements	5,642	—	—	—	5,642
Total commitments	$335,568	$221,156	$49,057	$44,204	$21,151

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Market risk is the risk of loss from adverse changes in market prices and rates. Our market risk arises primarily from interest rate risk inherent in its lending, investment and deposit-taking activities. To that end, management actively monitors and manages its interest rate risk exposure.
Our profitability is affected by fluctuations in interest rates. A sudden and substantial change in interest rates may adversely impact our earnings to the extent that the interest rates borne by assets and liabilities do not change at the same speed, to the same extent or on the same basis. We monitor the impact of changes in interest rates on its net interest income using several tools.
Our primary objective in managing interest rate risk is to minimize the adverse impact of changes in interest rates on our net interest income and capital, while configuring our asset-liability structure to obtain the maximum yield-cost spread on that structure. We rely primarily on our asset-liability structure to control interest rate risk.
Interest Rate Sensitivity.   Interest rate risk is the risk to earnings and value arising from changes in market interest rates. Interest rate risk arises from timing differences in the repricings and maturities of interest-earning assets and interest-bearing liabilities (repricing risk), changes in the expected maturities of assets and liabilities arising from embedded options, such as borrowers’ ability to prepay home mortgage loans at any time and depositors’ ability to redeem certificates of deposit before maturity (option risk), changes in the shape of the yield curve where interest rates increase or decrease in a nonparallel fashion (yield curve risk), and changes in spread relationships between different yield curves, such as U.S. Treasuries and LIBOR (basis risk).
An asset sensitive position refers to a balance sheet position in which an increase in short-term interest rates is expected to generate higher net interest income, as rates earned on our interest-earning assets would reprice upward more quickly than rates paid on our interest-bearing liabilities, thus expanding our net interest margin. Conversely, a liability sensitive position refers to a balance sheet position in which an increase in short-term interest rates is expected to generate lower net interest income, as rates paid on our interest-bearing liabilities would reprice upward more quickly than rates earned on our interest-earning assets, thus compressing our net interest margin.
The Company actively manages its interest rate sensitivity position. The objectives of interest rate risk management are to control exposure of net interest income to risks associated with interest rate movements and to achieve sustainable growth in net interest income. The Company’s ALCO, using policies and procedures approved by the Company’s board of directors, is responsible for the management of the Company’s interest rate sensitivity position. The Company manages interest rate sensitivity by changing the mix, pricing and re-pricing characteristics of its assets and liabilities, through the management of its investment portfolio, its offerings of loan and selected deposit terms and through wholesale funding. Wholesale funding consists of, but is not limited to, multiple sources including borrowings with the FHLB of Chicago, the Federal Reserve Bank of Chicago’s discount window and certificates of deposit from institutional brokers.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
The Company uses several tools to manage its interest rate risk including interest rate sensitivity analysis, or gap analysis, market value of portfolio equity analysis, interest rate simulations under various rate scenarios and net interest margin reports. The results of these reports are compared to limits established by the Company’s ALCO policies and appropriate adjustments are made if the results are outside the established limits.
There are an infinite number of potential interest rate scenarios, each of which can be accompanied by differing economic/political/regulatory climates; can generate multiple differing behavior patterns by markets, borrowers, depositors, etc.; and, can last for varying degrees of time. Therefore, by definition, interest rate risk sensitivity cannot be predicted with certainty. Accordingly, the Company’s interest rate risk measurement philosophy focuses on maintaining an appropriate balance between theoretical and practical scenarios; especially given the primary objective of the Company’s overall asset/liability management process is to facilitate meaningful strategy development and implementation.
Therefore, we model a set of interest rate scenarios capturing the financial effects of a range of plausible rate scenarios; the collective impact of which will enable the Company to clearly understand the nature and extent of its sensitivity to interest rate changes. Doing so necessitates an assessment of rate changes over varying time horizons and of varying/sufficient degrees such that the impact of embedded options within the balance sheet are sufficiently examined.
The following tables demonstrate the annualized result of an interest rate simulation and the estimated effect that a parallel interest rate shift, or “shock,” in the yield curve and subjective adjustments in deposit pricing might have on the Company’s projected net interest income over the next 12 months.
This simulation assumes that there is no growth in interest-earning assets or interest-bearing liabilities over the next 12 months. The changes to net interest income shown below are in compliance with the Company’s policy guidelines.
As of June 30, 2018:
Change in Interest Rates (in Basis Points)	Percentage Change in Net InterestIncome
+400	1.8
+300	1.6
+200	1.2
+100	0.7
–100	(3.6)
As of December 31, 2017:
Change in Interest Rates (in Basis Points)	Percentage Change in Net InterestIncome
+400	(0.2)
+300	0.3
+200	0.5
+100	0.6
–100	(2.7)
Economic Value of Equity Analysis.   We also analyze the sensitivity of the Company’s financial condition to changes in interest rates through our economic value of equity model. This analysis measures the difference between estimated changes in the present value of the Company’s assets and estimated changes in the present value of the Company’s liabilities assuming various changes in current interest rates. The Company’s economic value of equity analysis as of June 30, 2018 estimated that, in the event of an instantaneous 200 basis point increase in interest rates, the Company would experience a 0.80% decrease in the economic value of equity. At the same date, our analysis estimated that, in the event of an instantaneous 100 basis point decrease in interest rates, the Company would experience a 0.18% decrease in the economic value of equity. The estimates of changes in the economic value of our equity require us to make certain

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
assumptions including loan and mortgage-related investment prepayment speeds, reinvestment rates, and deposit maturities and decay rates. These assumptions are inherently uncertain and, as a result, we cannot precisely predict the impact of changes in interest rates on the economic value of our equity. Although our economic value of equity analysis provides an indication of our interest rate risk exposure at a particular point in time, such estimates are not intended to, and do not, provide a precise forecast of the effect of changes in market interest rates on the economic value of our equity and will differ from actual results.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
ITEM 3.   PROPERTIES
Our main office is located at 402 North 8th Street, Manitowoc, Wisconsin 54220. In addition, the Bank operates seventeen (17) additional branches located in seven (7) counties in Wisconsin, which includes the branches that were acquired in connection with the Company’s acquisition of Waupaca and First National Bank. The addresses of these offices are provided below. We believe these premises will be adequate for present and anticipated needs and that we have adequate insurance to cover our owned and leased premises. For each property that we lease, we believe that upon expiration of the lease we will be able to extend the lease on satisfactory terms or relocate to another acceptable location:
Office	Address	City, State, Zip	Lease/Own
Main Office	402 N. 8th Street	Manitowoc, Wisconsin, 54220	Own
Appleton	4201 W. Wisconsin Avenue	Appleton, Wisconsin, 54913	Lease
Ashwaubenon	2865 S. Ridge Road	Green Bay, Wisconsin, 54304	Own
Bellevue	2747 Manitowoc Road	Green Bay, Wisconsin, 54311	Own
Chetek	621 2nd Street	Chetek, Wisconsin, 54728	Lease
Clintonville	135 S. Main Street	Clintonville, Wisconsin, 54929	Own
Iola	148 N. Main Street	Iola, Wisconsin, 54945	Own
Kiel	110 Fremont Street	Kiel, Wisconsin, 53042	Own
Custer Street	2915 Custer Street	Manitowoc, Wisconsin, 54220	Own
Mishicot	110 Baugniet Street	Mishicot, Wisconsin, 54228	Own
Oshkosh	101 City Center	Oshkosh, Wisconsin, 54901	Lease
Plymouth	2700 Eastern Avenue	Plymouth, Wisconsin, 53073	Own
Seymour	689 Woodland Plaza	Seymour, Wisconsin, 54165	Own
Sheboygan	2600 Kohler Memorial Drive	Sheboygan, Wisconsin, 53081	Own
Two Rivers	1703 Lake Street	Two Rivers, Wisconsin, 54241	Own
Valders	167 Lincoln Street	Valders, Wisconsin, 54245	Own
Waupaca	111 Jefferson Street	Waupaca, Wisconsin, 54981	Own
Weyauwega	101 E. Main Street	Weyauwega, Wisconsin, 54983	Own

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
Under SEC rules, beneficial ownership includes any shares of common stock which a person has sole or shared voting power or investment power and any shares of common stock which the person has the right to acquire within 60 days through the exercise of any option, warrant or right, through conversion of any security or pursuant to the automatic termination of a power of attorney or revocation of a trust, discretionary account or similar arrangement. The following tables set forth certain information as to the number and percentage of shares of common stock beneficially owned as of August 1, 2018, (i) by each person known by the Company to own beneficially more than 5% of the Company’s outstanding shares of common stock, (ii) by each of the Company’s directors and executive officers, and (iii) by all directors and executive officers as a group. As of August 1, 2018, there were 6,662,192 shares of common stock outstanding and percentages are based on such total of shares outstanding.
Name of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Shares Outstanding
Richard S. Molepske 9102 S. Lake Drive, Manitowoc, WI 54220	452,188	6.79%

(1)
The information contained herein is based on information provided by the respective individual as of August 1, 2018.

Securities Ownership of Officers and Directors
Name	Number of Shares Owned(1)(2)(3)	Percent of Common Stock Outstanding
Directors:
Michael G. Ansay	85,606	1.28%
Donald R. Brisch	8,561	**
Michael P. Dempsey	63,243	**
Robert D. Gregorski	20,061	**
Michael B. Molepske	87,455	1.31%
Katherine M. Reynolds	9,399	**
David R. Sachse	74,479	1.12%
Peter J. Van Sistine	5,124	**
Robert J. Wagner	43,930	**
Executive Officers other than Directors:
Kevin M. LeMahieu	13,107	**
Directors and executive officers as a group (10 individuals)	410,965	6.17%

**
less than one percent

(1)
Unless otherwise indicated, all shares are beneficially owned by the respective individuals. Unless otherwise indicated, the mailing address of each beneficial owner is Bank First National Corporation, P.O. Box 10, Manitowoc, Wisconsin 54221-0010. Shares of common stock which are subject to stock options exercisable within 60 days of August 1, 2018 are deemed to be outstanding for the purpose of computing the amount and percentage of outstanding common stock owned by such person.

(2)
This amount reflects shares allocated to participant accounts within the ESOP. The shares allocated to participant accounts within the ESOP as of August 1, 2018 are as follows: Michael B. Molepske, 32,101 shares; Michael P. Dempsey, 29,699 shares; Kevin M. LeMahieu, 7,646 shares.

(3)
This amount reflects unvested shares of restricted stock, as to which the directors and executive officers have full voting privileges. The shares are as follows: Michael G. Ansay, 185 shares; Donald R. Brisch, 185 shares; Michael P. Dempsey, 8,340 shares; Robert D. Gregorski, 185 shares; Michael B. Molepske, 13,139 shares; Katherine M. Reynolds, 185 shares; David R. Sachse, 185 shares; Peter J. Van Sistine, 124 shares; Robert J. Wagner, 124 shares; Kevin M. LeMahieu, 4,468 shares.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
ITEM 5.   DIRECTORS AND EXECUTIVE OFFICERS
Directors and Executive Officers
The names, ages, and positions of the directors and executive officers of the Company, as of June 30, 2018, are set forth below. The directors serve until their respective three-year term expires or until their successors are duly elected and have qualified.
Name	Age	Position	Current Term Ends
Michael G. Ansay	63	Director; Chairman of the Board	2019
Donald R. Brisch	66	Director; Chairman of Compensation & Retirement Committee	2020
Michael P. Dempsey	65	Director; President of the Bank	2020
Robert D. Gregorski	56	Director	2021
Kevin M. LeMahieu	46	Chief Financial Officer	N/A
Michael B. Molepske	57	Director; Chief Executive Officer and President of the Company; Chief Executive Officer of the Bank	2019
Katherine M. Reynolds	67	Director; Chairwoman of Governance & Nominating Committee	2021
David R. Sachse	65	Director; Chairman of Audit Committee	2020
Peter J. Van Sistine	60	Director	2021
Robert J. Wagner	68	Director	2021
All of our directors are also directors of the Bank, and each of our executive officers are also executive officers of the Bank, although they may serve in different capacities at the Bank level, as described below.
DIRECTORS
The business experience and background of each of our directors is provided below:
Michael G. Ansay
As sitting Chairman of the board of directors of the Company, Mr. Ansay is also the Chairman and Chief Executive Officer of Ansay & Associates, LLC, a second generation independent insurance agency providing integrated insurance, risk management, and benefit solutions to businesses, families, and individuals. In his current role, Mr. Ansay is responsible for developing long-term strategic plans and implementing the mission, vision, and values of the agency to deliver high quality, customer focused solutions. Under Mr. Ansay’s direction, Ansay & Associates, LLC has been recognized as one of the fastest growing companies in Wisconsin, growing from one office to 13 offices, and it manages the insurance and risk needs of over 5,000 businesses and 15,000 individuals. Mr. Ansay began working at Ansay & Associates, Inc. in 1976 and was initially involved in insurance, real estate brokerage, and appraisal work. Mr. Ansay is also a managing member of Ansay Real Estate, Ansay Development Corporation, and Ansay International. Mr. Ansay currently serves on the board of directors for the Independent Insurance Agency of Wisconsin, the Ozaukee Economic Development Corporation, Luxembourg American Cultural Society, B. Rousse Charitable Foundation, and Camp Vista. Mr. Ansay has also been knighted by the Grand Duke Henri of Luxembourg and in 2013, was appointed Honorary Consul of Luxembourg for Wisconsin by Luxembourg’s Ministry of Foreign Affairs. Mr. Ansay graduated from Marquette University in 1976 with a Bachelor of Science in Finance.
Mr. Ansay became a director of the Company and Bank in February 2010, was appointed Vice-Chairman in February 2012, and assumed the role of Chairman in January 2013. Our board of directors determined that Mr. Ansay is qualified to serve as a director and Chairman of our board based on

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Pursuant to 17. C.F.R. Section 200.83
his extensive experience driving growth, crafting and implementing long-term strategic goals, and his proven ability to bring people together and develop a strong team of leaders.
Donald R. Brisch
Before his retirement in 2009, Mr. Brisch served as the President and Vice President of Operations for Rockwell Lime Co. in Manitowoc, a leading producer of dolomitic lime, chemical grade limestone, and crushed limestone aggregate products for the manufacturing, energy, and construction industries. Mr. Brisch joined Rockwell Lime Co. in 1975 as a General Laborer and was soon promoted to Plant Superintendent in 1976. In this role, Mr. Brisch provided oversight of all production activities, including the preparation of operation schedules and budgets as well as the coordination of resources necessary to ensure production was in line with cost and quality specifications. Mr. Brisch was appointed Vice President of Operations and President of Rockwell Lime Co. in 1982 and 1994, respectively. In these roles, Mr. Brisch led a strategic initiative to install new hydrating, packaging, and milling plants, expanding the organization’s capabilities and competitive edge in the marketplace. Mr. Brisch led an effort to position the company for sale, and in 2006, Rockwell Lime Co. was successfully acquired by Carmeuse Lime & Stone, a family-owned business located in Belgium. Mr. Brisch is active in his community and currently serves on the Board of Holy Family Memorial Hospital in Manitowoc. Mr. Brisch graduated from Saint Mary’s University in 1974 with a Bachelor’s degree in Natural Science.
Mr. Brisch became a director of the Company and Bank in 2006. Mr. Brisch, as former President and Vice President of Operations for Rockwell Lime Co., adds strategic and operational depth to our board of directors.
Michael P. Dempsey
Mr. Dempsey joined the Bank in June 2010 as Executive Vice President and Chief Operating Officer, and currently serves as the President of the Bank since 2015. In this role, he is responsible for driving the Bank to establish, achieve and surpass sales, profitability, and business goals. He also provides leadership and guidance to ensure the mission and core values of the organization are upheld. From 1994 to 2009, Mr. Dempsey served as Executive Vice President, Senior Credit Officer, and Community Bank President at Associated Bank, and was a member of Associated Bank’s Corporate Executive Loan Committee, Corporate Pricing Committee, and Corporate Key Leadership Committee. Prior to his tenure at Associated Bank, Mr. Dempsey dedicated seventeen years to Firstar Bank in a variety of capacities, including Senior Credit Officer and Senior Vice President and Manager of the Fox Valley Regional Trust Division. Mr. Dempsey currently serves on the Greater Oshkosh Economic Development Finance Committee, Oshkosh Chamber Economic Development Advisory Board, President of Waterfest, Inc., and is an active EAA AirVenture Volunteer and member among many other Fox Valley community organizations. Mr. Dempsey graduated from the University of Wisconsin Oshkosh with a Bachelor of Science Degree in Political Science and his Master’s Degree in Business Administration.
Mr. Dempsey became a director of the Company and Bank in 2014, and also serves on the Bank’s Senior Management Team. Our board has determined that Mr. Dempsey is qualified to serve as a director based upon his position with the Bank and his many years of experience in banking.
Robert D. Gregorski
Mr. Gregorski is the founder and principal of Gregorski Development, LLC, a commercial real estate development company based in Menasha, Wisconsin. Formed in 2002, the company’s portfolio of properties has grown to include single tenant retail buildings, multi-tenant retail buildings, ground-leased properties, vacant commercial land, and multi-family residential property. In his role as a real estate developer, Mr. Gregorski is involved in all aspects of the sale, purchase, and development of commercial properties, including site identification and acquisition, entitlement, due diligence, financing, construction, and property management. He has formed strategic alliances with many contacts in the industry and focuses on maintaining the utmost integrity with every project. Previously, Mr. Gregorski served as a partner at Alpert & Gregorski, LLP, a personal injury law firm based in Manitowoc which served clients throughout northeastern Wisconsin. Mr. Gregorski received his Bachelor of Arts Degree from the University of Wisconsin, Madison in 1984. He also received his Juris Doctor degree from the University of Wisconsin Law School in 1988.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Mr. Gregorski became a director of the Company and Bank in October 2010. Mr. Gregorski brings to our board of directors extensive experience and expertise in real estate development. The knowledge garnered throughout his tenure with Gregorski Development, LLC positions him to be a valuable asset in a variety of contexts and committee roles, including analyzing the Bank’s commercial real estate loan portfolio and assisting in site selection and development of new bank branches.
Michael B. Molepske
Mr. Molepske is currently the President and Chief Executive Officer of the Company and Chief Executive Officer of the Bank. In these roles, he is responsible for providing strategic leadership by working with the board of directors and the senior management team to establish long-term goals, growth strategies, and policies and procedures for the Company and the Bank. Mr. Molepske’s primary objective is to ensure the Bank’s affairs are carried out competently, ethically, in accordance with the law, and in the best interest of employees, customers, and shareholders. In 2005, Mr. Molepske joined the Bank as the Senior Loan Officer and Regional President. In this role, he was responsible for overseeing and maintaining the integrity of the Bank’s loan portfolio by ensuring proper compliance with all lending policies and procedures. In 2008 and 2010, respectively, Mr. Molepske was appointed to his current roles as Chief Executive Officer and President of the Company. From 1988 to 2005, Mr. Molepske served as a Credit Analyst, Business Banker, Senior Loan Officer, and Market President at Associated Bank, where he was responsible for overseeing the Lakeshore Region’s commercial banking, private banking, credit administration, and treasury management functions. Mr. Molepske currently serves on the board of directors for RCS Foundation, Rahr-West Museum Foundation, and American Barefoot Club, a division of USA Water Ski. He is a director and treasurer of the Bank’s data processing subsidiary, UFS, LLC. He is also a director and President of TVG Holdings, Inc., the Bank’s wholly-owned subsidiary that holds the Bank’s investment in Ansay & Associates, LLC. Mr. Molepske also serves as President of Veritas Asset Holdings, LLC, the Company’s troubled asset liquidation subsidiary. Mr. Molepske graduated from the University of Wisconsin, Madison with Bachelor of Science degrees in Finance and Management Information Systems. He later earned his Masters of Business Administration from the University of Wisconsin, Milwaukee.
Mr. Molepske became a director of the Company and Bank in 2008. He is also a member of the Bank’s Senior Management Team. Our board believes Mr. Molepske is qualified to serve as a director as Mr. Molepske is a proven leader with the vision and ability to successfully execute the Bank’s strategic initiatives. His attention to detail and extensive knowledge of the financial sector enables him to anticipate change and quickly adapt in a highly dynamic industry, and under his leadership, Bank First has experienced exceptional growth, strong asset quality, and profitability.
Katherine M. Reynolds
Ms. Reynolds is a partner in the law firm of Michael Best & Friedrich, LLP and has been practicing law for over forty years. Her practice concentrates primarily on wealth planning and local government law, serving clients throughout northeast Wisconsin. As a member of her firm’s Wealth Planning Special Practice Group, she provides strategic advice on wealth preservation for future generations by implementing her clients’ plans for estate planning and probate matters, and trust creation and administration. In addition, Ms. Reynolds has experience representing villages, towns and sanitary districts in northeast Wisconsin, where her representation includes a full complement of municipal services and advice, including ordinance drafting and enforcement, contract negotiation and drafting, zoning and land use issues, and analysis and advice on conflict of interest and ethics matters. She has held a leadership position in her law firm by serving as the Chair of the firm’s Elder and Disability Law Focus Group and as the Manitowoc office representative of the firm’s Community Outreach Committee. Ms. Reynolds’ community activities include serving as a member of the board of directors of the Manitowoc Symphony Orchestra, member and Chair of the Manitowoc County Ethics Committee, and member and Secretary of the St. Francis of Assisi Parish Finance Council. Ms. Reynolds received her Bachelor of Science, magna cum laude, from Saint Mary’s College, Notre Dame, Indiana. She received her Juris Doctor degree from the University of Wisconsin. Ms. Reynolds is a member of the American Bar Association and State Bar of Wisconsin.

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Pursuant to 17. C.F.R. Section 200.83
Ms. Reynolds has been a director of the Company and Bank since 1992. Ms. Reynolds brings to our board of directors significant legal experience and expertise, having spent her entire professional career in private practice in Manitowoc County. Her legal background and experience and attention to detail add great value to our board of directors, most notably in her role as Chair of the Governance and Nominating Committee.
David R. Sachse
Mr. Sachse is President and Owner of Landmark Consultants, Inc., a consulting, research, and entrepreneurship business formed in 1993. In that role, he has been involved in eight successful entrepreneurial ventures. Additionally, Mr. Sachse serves as minority owner and/or advisor to five successful ventures in eastern Wisconsin, including Nutrients, Milwaukee Forge, Heresite, DRS Central, and Terra Compactor, where he provides financial and operational counsel to these companies. Mr. Sachse also currently serves as Chairman of the Board of Directors of Landmark Group, Inc. and its wholly-owned subsidiary HTT, Inc., a company that designs and manufactures dies and metal stampings. At HTT, Inc., Mr. Sachse directed a strategic acquisition that resulted in significant growth in sales as well as numerous operational efficiencies and capabilities for the company. Mr. Sachse also served as President of Polar Ware/Stoelting from 2002 – 2012. Under his direction, the company became the leading manufacturer of stainless steel ice cream machines, cheese processing equipment, and industrial washers and dryers in North America, reporting over $90 million in annual sales. Mr. Sachse led an effort to position Polar Ware/Stoelting for sale, and in 2012, it was acquired by The Vollrath Company. Mr. Sachse currently serves on the board of directors for the Sheboygan County Economic Development Corporation and is an active member of the Sheboygan County Economics Club. Mr. Sachse also currently serves on the board of directors of Ansay & Associates, LLC, an independent insurance agency in Wisconsin. Mr. Sachse graduated from the University of Wisconsin, Milwaukee in 1977 with a Bachelor of Science in Marketing and Finance.
Mr. Sachse became a director of the Company and Bank in June 2010. With his extensive background in financial planning and analysis, internal audit and compliance, and acquisition structuring, Mr. Sachse offers a diverse range of business skills to the Company.
Peter J. Van Sistine
Before his retirement in 2017, Mr. Van Sistine served as the Executive Vice President at FIS, the world’s largest global provider dedicated to financial technology solutions. Mr. Van Sistine joined FIS in 2002 with the company’s acquisition of Metavante Corporation, where he served as the Senior Vice President of Metavante Corporation’s Financial Solutions Group. One of Mr. Van Sistine’s primary concentrations with FIS was maintaining the company’s leadership position in financial services offerings and supporting ongoing initiatives for continued growth in solution offerings. At FIS, Mr. Van Sistine was responsible for creating and executing sales and marketing programs to drive new business and client retention metrics in support of organic growth goals, and strategic acquisition. Prior to his tenure with FIS, Mr. Van Sistine served as Vice President of BISYS from 2000 to 2002, where he was responsible for new strategic business direction for all banking solutions as well as technology planning and implementation. In this role, Mr. Van Sistine garnered a strong understanding of major financial technologies, including: CRM, Electronic Banking, Data Warehousing, and Executive Information Solutions. Mr. Van Sistine has deep roots in community banking, having served as Director of Product and Channel Innovation at Associated Bank and Assistant Vice President of Valley Bank in Appleton, Wisconsin. Mr. Van Sistine also currently serves as Corporate Leader for the American Diabetes Association (ADA), United Way, and is active in the American Heart Association — Heart Ball. Mr. Van Sistine graduated from the University of Wisconsin, Madison in 1980 with a Bachelor of Science in Business Administration. He received his Masters of Business Administration from Northwestern University.
Mr. Van Sistine became a director of the Bank in September 2017 and was elected to the Company’s board of directors in 2018. Mr. Van Sistine brings to our board extensive experience and expertise in the financial technology sector as well as a strategic and visionary approach to leadership.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Robert J. Wagner
Before his retirement, Mr. Wagner formerly served as President of Weyauwega Milk Products and Chairman of the Board of Directors of Trega Foods, a leading cheese maker whose primary products include cheddar, mozzarella, provolone, and dairy ingredients. Mr. Wagner, a third-generation cheese maker, joined the family business Weyauwega Milk Products in 1976 after serving in the United States Army. During his tenure with the company, Mr. Wagner started at the bottom as a General Laborer, and worked his way up to President of the company in 1984, where he served for another 20 years. During his tenure as President, Mr. Wagner grew the company and positioned it for the successful merger of Simons Specialty Cheese in 1998 and the acquisition of Krohn Dairy in 2000. In 2003, the company underwent a name change and became Trega Foods. In 2004, Mr. Wagner was named Chairman of the Board of Directors of Trega Foods. He served in this role until 2008 when the company was sold to Agropur Cheese. Active in his community, Mr. Wagner currently serves on the board of directors for the International Dairy Foods Association, Wisconsin Dairy Products, and Riverside Medical Center of Waupaca. He also serves on the Trinity Lutheran Church Council. Mr. Wagner received his Bachelor of Arts Degree from Augustane College, Sioux Falls in 1971. He earned his Masters of Science in Accounting from the University of Wisconsin, Madison in 1975 and received his CPA designation in 1981.
Mr. Wagner served on the board of directors of Waupaca from 2012 to 2017. He became a director of the Bank in September 2017 and was elected to the Company’s board of Directors in 2018. With his extensive background in operations, supply chain management, and merger and acquisition structuring, Mr. Wagner adds significant strategic depth to our board of directors.
No director of the Company has been involved in a legal proceeding in the past ten years which would impact his or her ability to serve on our board of directors.
Corporate Governance Principles and Board Matters
We are committed to having sound corporate governance principles, which are essential to running our business efficiently and maintaining our integrity in the marketplace. Our board of directors will adopt corporate governance guidelines prior to the effectiveness of this registration statement, which will set forth the framework within which our board of directors, assisted by its committees, will direct the affairs of our Company. Our corporate governance guidelines will address, among other things, the composition and functions of our board of directors, director independence, compensation of directors, management succession and review, board committees and selection of new directors. Upon effectiveness of this registration statement, these corporate governance guidelines will be available on our website at www.bankfirstnational.com.
Director qualifications
We believe that our directors should have the highest professional and personal ethics and values, consistent with our longstanding values and standards. They should have broad experience at the policy-making level in business, government or civic organizations. They should be committed to enhancing shareholder value and should have sufficient time to carry out their duties and to provide insight and practical wisdom based on their own unique experience. Each director must represent the interests of all shareholders. When considering potential director candidates, our board of directors also considers the candidate’s independence, character, judgment, diversity, age, skills, including financial literacy, and experience in the context of our needs and those of our board of directors. While we have no formal policy regarding the diversity of our board of directors, our board of directors may consider a broad range of factors relating to the qualifications and background of director nominees, which may include personal characteristics. Our board of director’s priority in selecting board members is the identification of persons who will further the interests of our shareholders through his or her record of professional and personal experiences and expertise relevant to our growth strategy.
Board Leadership Structure
The Company is committed to strong board leadership. Our board of directors meets on a quarterly basis and the Bank’s board of directors meet monthly. Currently, the roles of Chairman of the Board and Chief Executive Officer are held by different individuals. Mr. Michael G. Ansay serves as Chairman of the

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Board, and Mr. Michael B. Molepske serves as Chief Executive Officer and President. It is the Company’s view that structuring the board leadership in this way allows for the most effective communication between the board and senior management, as well as consistent leadership and cohesive strategic planning. From time to time, the board leadership structure will be re-evaluated to ensure that it continues to be the most effective approach in serving the Company’s goals.
Board Risk Management and Oversight
Our board of directors takes an active role in overseeing all areas of risk to the Company, including credit risk, interest rate risk, liquidity risk, operational risk, strategic risk, and operational risk. This oversight is done through various board committees, all of whom report directly to the board of directors. Our board of directors approves policies that set operational standards and risk limits at the Bank, and any changes to the Bank’s risk management program require approval by the Bank’s board of directors. Management is responsible for the implementation, integrity and maintenance of our risk management systems ensuring the directives are implemented and administered in compliance with the approved policy. In addition, as a result of the merger with Waupaca, the Bank has established the role of an Enterprise Risk Manager, who has been charged with forming and leading the Enterprise Risk Management Committee. This new role and committee will assist the Bank and the Company in more effectively assessing and managing risk to all segments of the Bank’s operations, as well as developing and implementing improved processes to reduce identified risks.
EXECUTIVE OFFICER INFORMATION
The following individual is the current executive officer of the Company and/or Bank who is not a director.
Kevin M. LeMahieu
Mr. LeMahieu joined the Company and the Bank in August 2014 as Chief Financial Officer. In this role, he oversees the Bank’s finance and reporting functions. Mr. LeMahieu brings to the Company significant financial expertise, having served his entire professional career in the public accounting and finance fields. During his nine-year tenure with Beene Garter LLP from 1995 to 2004, Mr. LeMahieu was responsible for managing audit and review teams on engagements for clients in a variety of industries. He was also a member of the efficiency task force, a group responsible for analyzing the firm’s audit and review approach and recommending solutions to maximize departmental efficiency. From 2004 to 2014, Mr. LeMahieu served in the capacities of Assurance Services Senior Manager and Director with CliftonLarsonAllen LLP, where he was responsible for managing audit and review teams on engagements for clients, working primarily with financial institutions. He also consulted with clients to provide cost and profit analysis, strategic merger guidance, accounting pronouncement interpretation, and internal control system guidance. Mr. LeMahieu graduated from Calvin College with a Bachelor of Science Degree in Accountancy. He currently is a member of the Sheboygan County Economics Club, Wisconsin Bankers Association, American Institute of Certified Public Accountants and Wisconsin Institute of Certified Public Accountants. He earned his Certified Public Accountant designation in 1996 and is currently licensed in Wisconsin.
Mr. LeMahieu has not been involved in any legal proceeding in the past ten years which would impact his ability to serve the Bank or the Company as an executive officer or as Chief Financial Officer.
Election of Officers
Our executive officers are appointed by, and serve at the discretion of, our board of directors. There are no family relationships among any of our directors or executive officers.
Board Committees
Our board of directors has the following committees: an audit committee, a compensation and retirement committee, a governance and nominating committee, and an executive committee. The composition and responsibilities of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Name	Age	Director Since	Independent	AC	CC	GN	EC
Michael G. Ansay	63	2010	No
Donald R. Brisch	66	2006	Yes	M	C	M	M
Michael P. Dempsey	65	2014	No
Robert D. Gregorski	56	2010	No
Michael B. Molepske	57	2009	No
Katherine M. Reynolds	67	1992	Yes		M	C	M
David R. Sachse	65	2010	Yes	C			M
Peter J. Van Sistine	60	New	Yes		M		M
Robert J. Wagner	68	New	Yes	M		M	M
AC: Audit Committee                                                       C: Chair          M: Member
CC: Compensation & Retirement Committee
GN: Governance & Nominating Committee
EC: Executive Committee
Committees of the Board and Code of Ethics
In connection with this registration statement, our board of directors will adopt charters for the Audit Committee, the Compensation and Retirement Committee and the Governance and Nominating Committee. The board will also adopt a code of business conduct and ethics that applies to all of our employees, officers, and directors. The copies of the committee charters and the full text of our code of business conduct and ethics will be posted on the Investor Relations section of our website at www.bankfirstnational.com. We intend to disclose future amendments to certain provisions of our code of business conduct and ethics, or waivers of these provisions, on our website or in filings under the Exchange Act.
Audit Committee
The purpose of the Audit Committee is to assist the board of directors in overseeing the quality and integrity of the Company’s financial statements; the Company’s compliance with legal and regulatory requirements; the independent auditor’s qualifications and independence; the performance of the Company’s internal audit function and independent auditors; and other financial matters. Among other things, the Audit Committee has the authority to:
•
retain, evaluate and, as necessary, terminate the Company’s independent auditors;

•
review and approve the scope of the annual internal and external audits;

•
review and pre-approve the engagement of our independent auditors to perform non-audit services and the related fees;

•
meet independently with our internal auditing staff, independent auditors, and senior management;

•
review the integrity of our financial reporting process;

•
review our financial statements and disclosures; and

•
review disclosures from our independent auditors regarding compliance with the independence standards of the American Institute of Certified Public Accountants, the SEC and appropriate banking regulations.

The Audit Committee is authorized to obtain advice and assistance from, and receive appropriate funding from the Company for, independent outside legal, accounting, and other professional advisors as the Audit Committee deems appropriate to fulfill its responsibilities. Our Audit Committee is comprised of

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Mr. David R. Sachse, Mr. Donald R. Brisch and Mr. Robert J. Wagner. Each of the members of the Audit Committee meets the independence requirements of the rules of NASDAQ and applicable rules and regulations of the SEC. Mr. David R. Sachse serves as the Chair of the Audit Committee, is designated as our audit committee financial expert as defined under the SEC rules and possesses financial sophistication as defined under the rules of NASDAQ. The board has determined that each member of the Audit Committee is financially literate and has sufficient knowledge of financial and auditing matters to serve on the Audit Committee. During 2017, the Audit Committee held at least four (4) meetings, and as of June 30, 2018, the Audit Committee has held two (2) meetings.
Compensation and Retirement Committee
The Compensation and Retirement Committee is primarily responsible for administering the Company’s and Bank’s compensation program. Consequently, the Compensation and Retirement Committee approves all elements of the compensation program including cash compensation, equity compensation, and other benefits. Some of the Compensation and Retirement Committee’s duties include:
•
overseeing the Company’s and Bank’s compensation philosophy, compensation programs and retirement programs, including making recommendations and proposals concerning employee benefits;

•
ensuring that a compensation market analysis is completed for the directors and members of senior management by a third-party service provider as the Committee deems necessary, but at least every three (3) years, and making recommendations to the board based on the analysis;

•
retaining or obtaining the advice of a compensation consultant, legal counsel, or other advisor, as necessary;

•
overseeing the Company’s and the Bank’s regulatory and legal compliance with respect to compensation plans;

•
determining, or recommending to the board of directors for determination, the compensation of non-employee directors;

•
conducting the formal performance evaluation of the Chief Executive Officer of the Company and Bank;

•
overseeing the evaluation of the board members;

•
approving the recommended salaries, bonuses and long-term incentive compensation for senior management; and

•
approving the corporate goals and metrics, profit sharing contribution, retirement plan match, overall salary compensation and overall bonus compensation, for all Bank employees on an annual basis.

The Committee grants sole discretion for market-based compensation adjustments and long-term incentive stock grants for employees who are not members of senior management to the Chief Executive Officer and Vice President of Human Resources. Our Compensation and Retirement Committee is comprised of Mr. Donald R. Brisch, Ms. Katherine M. Reynolds and Mr. Peter J. Van Sistine. Each of the members of the Compensation and Retirement Committee meets the independence requirements of the rules of NASDAQ and applicable rules and regulations of the SEC. During 2017, the Compensation and Retirement Committee held at least four (4) meetings, and as of June 30, 2018, the Compensation and Retirement Committee has held one (1) meeting.
Governance and Nominating Committee
The purpose of the Governance and Nominating Committee is to review candidates for membership on the board, recommend individuals for nomination to the board, and prepare and periodically review with the entire board a list of general criteria for board nominees. In order to be considered for nomination to an additional term on the board, the Committee shall ensure that the individual continues to meet the criteria established for nominees to the board. The Committee is also charged with overseeing the corporate

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
governance of the Company and the Bank, including reviewing our bylaws, reviewing the appropriateness and scope of all Company and Bank policies, and making recommendations concerning policy changes. The primary duties and responsibilities of the Committee include the following:
•
making recommendations to the board regarding the size and composition of the board;

•
establishing and recommending to the board criteria for the selection of new directors;

•
identifying and recruiting board candidates, consistent with criteria approved by the board;

•
recommending to the board candidates for board membership;

•
selecting the director nominee(s) for the next annual meeting of shareholders;

•
determining the appropriate committee structure of the board;

•
reviewing all Company and Bank policies requiring board approval on an annual basis;

•
making recommendations to the board concerning policy changes;

•
overseeing the corporate governance of the Company and the Bank;

•
reviewing the bylaws of the Company and the Bank as necessary; and

•
ensuring complete and accurate reporting to the SEC and other regulatory bodies as required by law.

The Governance and Nominating Committee will consider nominees recommended by (i) any current director, (ii) the Company’s executive officers, and (iii) any shareholder, provided that such shareholder’s recommendations are made in accordance with our bylaws. Shareholder nominees that comply with our bylaws will receive the same consideration that nominees from other sources receive. One or more members of the Governance and Nominating Committee will interview the selected nominees and make recommendations to the board of directors.
When considering and evaluating nominees, the Committee will consider the following factors:
•
business experience and core competencies;

•
knowledge of the banking and finance industry;

•
personal, professional, and financial integrity;

•
ability and willingness to attend board and committee meetings and actively participate therein;

•
other board memberships;

•
community involvement;

•
any potential conflicts of interest and/or affiliate relationships;

•
diversity in race, ethnicity, gender, and age; and

•
diversity in geography, professional experience, and industry.

Our Governance and Nominating Committee is comprised of Mr. Donald R. Brisch, Ms. Katherine M. Reynolds and Mr. Robert J. Wagner. Each of the members of the Governance and Nominating Committee meets the independence requirements of the rules of NASDAQ and applicable rules and regulations of the SEC. During 2017, the Governance and Nominating Committee held at least 10 meetings, and as of June 30, 2018, the Governance and Nominating Committee has held 5 meetings.
Executive Committee
The Executive Committee is a forum for discussion of matters of policy, practice, and long-term planning, which includes:
•
assisting the board in monitoring the Company’s operations and strategic initiatives with respect to all matters not specifically delegated to other board committees;

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
•
discussing and making decisions related to long-term and strategic planning;

•
hearing and addressing concerns related to management or executive officers;

•
discussing matters related to the Company’s and Bank’s subsidiaries;

•
conducting the annual performance review of the Chief Executive Officer; and

•
providing a forum for discussion of any Company or Bank-related matter by independent directors.

Our Executive Committee is comprised of Mr. Donald R. Brisch, Ms. Katherine M. Reynolds, Mr. David R. Sachse, Mr. Peter J. Van Sistine, and Mr. Robert J. Wagner. Each of the members of the Executive Committee meets the independence requirements of the rules of NASDAQ and applicable rules and regulations of the SEC. During 2017, the Executive Committee held at least two (2) meetings, and as of June 30, 2018, the Executive Committee has held two (2) meetings.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
ITEM 6.   EXECUTIVE COMPENSATION
Compensation Discussion and Analysis
This section describes the compensation packages of the Company’s Chief Executive Officer, Chief Financial Officer and the Bank’s President, who were employed by either the Company or the Bank on December 31, 2017 (collectively, the “named executive officers”). The named executive officers and their positions are identified below:
•
Michael B. Molepske — Chief Executive Officer (CEO) and President of the Company

•
Michael P. Dempsey — President of the Bank

•
Kevin M. LeMahieu — Chief Financial Officer (CFO) of the Company

2017 SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Salary	Bonus	Stock Awards(1)	All Other Compensation(2)	Total
Michael B. Molepske, CEO	2017	$413,221	$206,611	$165,288	$61,525	$846,645
Michael P. Dempsey, President	2017	$288,220	$95,013	$95,013	$36,769	$515,015
Kevin M. LeMahieu, CFO	2017	$194,750	$68,163	$68,163	$22,153	$353,229

(1)
Reflects the grant date fair value of restricted stock awards granted in March 2017 in recognition the performance results of 2016 pursuant to the Company’s 2011 Equity Plan (the “Equity Plan”). These awards vest equally over five years beginning on the first anniversary of the date of the grant. The grant date fair value of the restricted stock awards is based on the fair market value of a share of Company stock on the grant date, computed in accordance with FASB ASC Topic 718.

(2)
Reflects 401(k) matching contributions, profit sharing contributions, year-end holiday cash gift, clothing allowance, fitness reimbursement, life insurance premiums, long-term incentive dividends, business development fees and, with respect to Mr. Molepske only, Company contributions to his excess benefit plan. In 2012, the Compensation and Retirement Committee of the board of directors adopted an excess benefit plan for Mr. Molepske, which was designed solely for the purpose of providing benefits to the Mr. Molepske in excess of the limitations on contributions and benefits imposed by section 415 of the Internal Revenue Code of 1986.

Summary of Material Components of Compensation Program
The Company’s executive compensation philosophy is intended to provide a total compensation package that is competitive with market practice while varying awards to recognize Company and individual performance. The objective is to provide competitive pay for achieving performance goals consistent with the Company’s business objectives and its performance compared to the performance of other companies in its industry. The Company’s philosophy is that actual compensation should exceed market when superior performance is achieved and be lower than market when performance falls below expectations.
•
Base Salaries — In order to reward and retain its top talent, the Bank’s philosophy is for base salaries to approximate the 50th – 75th percentile of its top performing bank peers. While the Bank takes into consideration other factors in determining total compensation, base salaries, which have a more immediate impact, must be competitive to attract and retain talent.

•
Short-Term Incentives — The Bank’s annual bonus program is based on the Bank’s and the executive’s prior year’s performance and requires the executive officer to meet or exceed pre-established annual performance targets, such as return on assets, earnings per FTE and earnings per share.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
•
Long-Term Incentives — The purpose of the Equity Plan is to provide financial incentives for selected employees of the Company, thereby promoting long-term growth and financial success by attracting and retaining employees of outstanding ability, strengthening the Company’s capacity to develop, maintain, and direct a competent management team, provide an effective means for selected employees to acquire and maintain ownership of Company stock, motivate employees to achieve long-range performance goals and objectives, and provide incentive compensation opportunities competitive with those of equal peers. The Company provides long-term incentives in the form of restricted common stock, with a five-year vesting schedule, to encourage retention and ownership. The recipients are entitled to receive dividends during their restricted period and have the right to vote such shares of restricted stock. Awards are granted and vest on March 1st of each year and the Compensation and Retirement Committee has discretion to determine the grant and vesting date changes. If a participant terminates their employment or is terminated for cause, he or she will forfeit their unvested shares. The CEO has the discretion to accelerate vesting upon an employee’s retirement. Shares of restricted stock will become immediately vested upon the occurrence of a change of control of the Company.

•
Nonqualified Deferred Compensation Plan — The Bank offers its senior management team an opportunity to participate in a Nonqualified Deferred Compensation Plan, which is unfunded and unsecured. It allows participating employees to defer a specific percentage or dollar amount of their base salary and/or bonus, up to 100%. Earnings are notional gains or losses credited or debited to the participant’s account based on changes in the value of the Company’s common stock, including dividends paid. Bank First does not contribute to the Deferred Compensation Plan or guarantee any returns on participant contributions.

2017 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END
The table set forth below contains individual equity awards that were outstanding as of December 31, 2017, for the named executive officers.
	Stock Awards
Name	Number of Shares or Units of Stock That Have NotVested(1)	Market Value of Shares or Units of Stock That Have NotVested(1)
Michael B. Molepske	14,970	$669,159
Michael P. Dempsey	9,694	$433,322
Kevin M. LeMahieu	3,952	$176,654

(1)
The market value reflects the number of shares of restricted stock multiplied by $44.70, the fair market value of the Company stock on December 31, 2017. Fair Market Value is defined as equal to the mean between the reported high and low prices of the Company stock on December 31, 2017, the last trading day of the year. These restricted stock shares vest equally over five years beginning on the first anniversary of the date of grant, March 1, 2018.

Additional Information Regarding Stock Awards
Pursuant to the Equity Plan, if a participant’s employment is involuntarily terminated, the CEO may, in his sole discretion, determine to accelerate the vesting of his or her equity awards. Upon a change of control of the Company, outstanding equity awards will become immediately vested. If a participant terminates employment or is terminated for cause, he or she will forfeit their unvested shares. If a participant retires, then his or her equity awards may become vested at the discretion of the CEO.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Director Compensation
Non-employee directors of the Company and the Bank receive both cash and equity compensation as described below. Board compensation is reviewed by comparison to peer institutions using publicly available information, every three years or earlier if requested. Director compensation is designed to attract and retain persons who are well qualified to serve as directors of the Company and the Bank.
Non-employee directors of the Company and Bank First receive cash compensation in the form of a retainer fee for attending board and committee meetings. Directors also receive additional compensation for service as Chair of a Committee.
The base annual retainer for all directors is $32,000. Directors also receive stock awards having a grant date fair value of  $10,000. Annual fees for directors serving as Chair and Committee Chairs of the Company and the Bank during 2017 were paid in cash and were as follows:
Position	Annual Fee
Chair	$47,000
Chair Audit Committee	$37,000
Chair Compensation and Retirement Committee	$37,000
Chair Governance & Nominating Committee	$37,000
2017 DIRECTOR COMPENSATION
Name	Fees Earned or Paid In Cash	Stock Awards(2)	Total
Michael G. Ansay	$47,000	$10,000	$57,000
Donald R. Brisch	$37,000	$10,000	$47,000
Robert D. Gregorski	$32,000	$10,000	$42,000
Katherine M. Reynolds	$37,000	$10,000	$47,000
David R. Sachse	$37,000	$10,000	$47,000
Peter J. Van Sistine(1)	$21,334	$—	$21,334
Robert J. Wagner(1)	$21,334	$—	$21,334

(1)
Mr. Van Sistine and Mr. Wagner joined the Bank board in August 2017, and their fees were prorated. Neither of Mr. Van Sistine nor Mr. Wagner received a grant of restricted stock in 2017.

(2)
On May 23, 2017, each Director received 286 shares of restricted stock at a fair value price of  $35.05 per share, which shares of restricted stock will vest on the first anniversary of the date of grant. The grant date fair value of the restricted stock awards is based on the fair market value of a share of stock on the grant date, computed in accordance with FAB ASC Topic 718.

Compensation Committee Interlocks and Insider Participation
In 2017, the Compensation and Retirement Committee was comprised entirely of three independent directors, including one Chair. No member of the Compensation and Retirement Committee is a current, or during 2017 was a former, executive officer or employee of the Company or any of its subsidiaries. During 2017, no member of the Compensation and Retirement Committee had a relationship that must be described under the SEC rules relating to disclosure of related person transactions. In 2017, none of our executive officers served on the board of directors or compensation committee of any entity that had one or more of its executive officers serving on the board or the Compensation and Retirement Committee of the Company.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
ITEM 7.
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Transactions with Related Parties
The Bank has had, and expects to have in the future, loans and other banking transactions in the ordinary course of business with directors (including our independent directors) and executive officers of the Company and its subsidiaries, including members of their families or corporations, partnerships or other organizations in which such officers or directors have a controlling interest (collectively referred to as “related parties”). These loans were made on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with persons not related to the Bank and did not involve more than the normal risks of collectability or present other unfavorable features.
In addition, the Bank is subject to the provisions of Section 23A of the Federal Reserve Act, which places limits on the amount of loans or extensions of credit to, or investments in, or certain other transactions with, affiliates and on the amount of advances to third parties collateralized by the securities or obligations of affiliates. The Bank is also subject to the provisions of Section 23B of the Federal Reserve Act which, among other things, prohibits an institution from engaging in certain transactions with certain affiliates unless the transactions are on terms substantially the same, or at least as favorable to such institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies.
The aggregate dollar amount of loans outstanding to directors, executive officers, and their controlled entities was approximately $83.1 million at June 30, 2018.
During 2017, the Bank leased its Sheboygan office and Appleton office from FBN Sheboygan, LLC and Gregorski Development, LLC, respectively, which are both solely-owned by Mr. Robert Gregorski, a director of the Company. The lease for the Sheboygan office was entered into in 2006, went into effect as of 2008, and was amended in 2010. The initial lease was for a term of twenty years, and called for payments of approximately $23,120 per month. The Bank purchased the property on February 28, 2018. The lease for the Appleton office was entered into in 2014, for an initial term of forty years. The lease calls for payments of  $6,250 per month. In 2017, the Bank paid approximately $352,440 in lease payments to Mr. Gregorski’s entities for the Sheboygan office and the Appleton office. Management believes that the terms of the lease are no less favorable to the Company or the Bank than would have been achieved with an unaffiliated third party.
In addition, the Bank purchased its director and officer insurance coverage from Ansay & Associates, LLC. in 2017. Mr. Michael G. Ansay, the chairman of the Company, is the Chairman and Chief Executive Officer of Ansay & Associates, LLC. The purchase price for the insurance coverage was approximately $164,000 during 2017. Management believes that the terms of the insurance coverage purchase are no less favorable to the Bank than would have been achieved with an unaffiliated third party.
We have a written policy that governs the identification, approval, ratification, and monitoring of transactions with related parties. The board of directors of the Company must approve all such transactions under the policy. No member of the board of directors may participate in any review or approval of a transaction with respect to which such member or any of his family members is a related person.
Director Independence
The board of directors annually evaluates the independence of its members based on Item 407(a) of Regulation S-K and NASDAQ Rule 5605(a)(2). In addition, the board of directors annually evaluates the independence of its audit committee and compensation committee members based on NASDAQ Rules 5605(c)(2) and (d)(2), respectively. Our corporate governance guidelines and principles require that a majority of the board be composed of directors who meet the requirements for independence established by these standards. The board of directors has concluded that the Company has a majority of independent directors and that the board of directors meet the standards of NASDAQ Rule 5605(a)(2). The board of directors has also concluded that the members of the audit committee meet the standards of NASDAQ Rule 5605(c)(2) and that the members of the compensation committee meet the standards of NASDAQ Rule 5605(d)(2).

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
The board of directors has determined that Mr. Brisch, Ms. Reynolds, Mr. Sachse, Mr. Van Sistine, and Mr. Wagner are independent, taking into account the matters discussed above. Mr. Molepske, the Company’s President and Chief Executive Officer, and Mr. Dempsey, the Bank’s President, are not considered to be independent as they are executive officers of the Company and the Bank, respectively. Mr.  Ansay is not considered to be independent because he is currently the Chief Executive Officer of Ansay & Associates, LLC, an affiliate of the Bank. Mr. Gregorski is also not considered to be independent due to his relationship with the Bank described under “Transactions with Related Parties” above.
ITEM 8.   LEGAL PROCEEDINGS
The Company and its subsidiaries are parties to various claims and lawsuits arising in the course of their normal business activities. Although the ultimate outcome of these suits cannot be ascertained at this time, it is the opinion of management that none of these matters, even if it resolved adversely to the Company, will have a material adverse effect on the Company’s consolidated financial position.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
ITEM 9.
MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information; Holders of Record
Our common stock has been quoted on the OTC Markets Group’s Pink tier under the symbol “BFNC” and upon effectiveness of this registration statement, our common stock will be traded on NASDAQ. The range of high and low bid information and the dividend amount per share for each fiscal quarter during the two most recent fiscal years are set forth below:
	High	Low	Dividend declared per share
Year ended December 31, 2018
First Quarter	$46.25	$43.70	$0.16
Second Quarter	$58.50	$45.75	$0.16
Third Quarter (to August 1, 2018)	$54.25	$52.50	$0.16
Year ended December 31, 2017
First Quarter	$35.50	$33.10	$0.16
Second Quarter	$36.25	$34.30	$0.16
Third Quarter	$38.75	$36.05	$0.16
Fourth Quarter	$44.75	$38.50	$0.16
Year ended December 31, 2016
First Quarter	$28.00	$25.00	$0.14
Second Quarter	$30.00	$26.30	$0.14
Third Quarter	$33.00	$28.00	$0.15
Fourth Quarter	$33.50	$29.42	$0.16
As of August 1, 2018, the Company’s common stock was quoted at $53.76, there were 7,368,083 shares of common stock issued and 6,662,192 shares of common stock outstanding, 479 shareholders of record and no shares subject to outstanding options or warrants to purchase, or securities convertible into, the Company’s common stock.
Dividends
The Company has historically paid dividends. The continued payment of dividends depends upon our debt and equity structure, earnings, financial condition, need for capital in connection with possible future acquisitions and other factors, including economic conditions, regulatory restrictions and tax considerations. The Company cannot guarantee the payment of dividends or that, if paid, that dividends will not be reduced or eliminated in the future.
The only funds available for the payment of dividends on our capital stock will be cash and cash equivalents held by us, dividends paid to us by the Bank, and borrowings. The Bank will be prohibited from paying cash dividends to us to the extent that any such payment would reduce the Bank’s capital below required capital levels or would impair the liquidation account to be established for the benefit of the Bank’s eligible account holders and supplemental eligible account holders at the time of the distribution. For more information, please see “Business: Supervision and Regulation: Regulation of the Company: Dividend Restrictions” and “Business: Supervision and Regulation: Regulation of the Bank: Payment of Dividends”.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
ITEM 10.   RECENT SALES OF UNREGISTERED SECURITIES
The Company issues from time to time, (i) restricted stock awards under our Equity Plan to certain senior officers and employees, (ii) restricted stock awards under our Equity Plan to our directors, and (iii) shares of our common stock under the Company’s 401(k) plan. A copy of the Equity Incentive Plan is attached to this registration statement as Exhibit. All transactions disclosed in the table below were exempt from registration in reliance on Rule 701. The following table shows the securities issued by the Company in the foregoing three categories for the years, 2015, 2016 and 2017:
	2015	2016	2017	2018 through June 30, 2018
Restricted Stock under Equity Plan to executive officers and employees(1)	19,800(3)	19,875(6)	14,545(9)	15,500(12)
Restricted Stock under Equity Plan to directors(2)	2,110(4)	1,760(7)	1,430(10)	1,173(13)
Common Stock under 401(k)	31,578(5)	15,623(8)	27,749(11)	30,416(14)

(1)
The granted shares are subject to incremental vesting over a five-year period (20% of each award vests annually on the first five anniversaries of the grant date).

(2)
The granted shares are subject to a one-year vesting period (100% of the award vests after one year).

(3)
On February 17, 2015, the Company granted 19,800 shares of restricted stock. On December 24, 2015, 2,892 shares of restricted stock were forfeited by the grantee.

(4)
On May 23, 2015, the Company granted 2,110 shares of restricted stock.

(5)
The Company sold to the 401(k) 26,023 shares on March 31, 2015, 2,831 shares on July 1, 2015, 1,438 shares on October 1, 2015 and 1,286 shares on December 31, 2015.

(6)
On March 1, 2016, the Company granted 19,875 shares of restricted stock.

(7)
On May 23, 2016, the Company granted 1,760 shares of restricted stock.

(8)
The Company sold to the 401(k) 869 shares on March 31, 2016, 4,200 shares on July 20, 2016, 2,018 shares on September 30, 2016, and 8,536 shares on December 29, 2016.

(9)
On March 1, 2017 the Company granted 14,545 shares of restricted stock.

(10)
On May 16, 2017, the Company granted 1,430 shares of restricted stock.

(11)
The Company sold to the 401(k) 9,579 shares on March 31, 2017, 3,625 shares on June 30, 2017, 4,902 shares on September 29, 2017, and 9,643 shares on December 28, 2017.

(12)
On March 1, 2018, the Company granted 15,500 shares of restricted stock.

(13)
On May 23, 2018, the Company granted 1,173 shares of restricted stock.

(14)
The Company sold to the 401(k) 22,109 shares on March 29, 2018 and 8,307 shares on June 29, 2018.

Issuance of Shares in the Waupaca Acquisition
On October 27, 2017, Waupaca merged with and into the Company. The merger consideration paid to Waupaca shareholders equaled $78,060,000, consisting of 70% cash and 30% stock. Approximately 653,523 shares of Company common stock were issued to Waupaca shareholders as merger consideration. The offering price for these securities was $37.77 per share, and the conversion factor per share was 177.23 shares of Company common stock for every one (1) share of Waupaca common stock. The securities were exempt from registration under Section 4(a)(2) of the Securities Act.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
ITEM 11.   DESCRIPTION OF SECURITIES TO BE REGISTERED
The following descriptions are summaries of the material terms of our restated articles of incorporation (the “Articles of Incorporation”) and amended and restated bylaws (the “Bylaws”), which will both be adopted immediately prior to the effectiveness of this registration statement. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, our Articles of Incorporation and Bylaws, copies of which will be filed with the SEC as exhibits to the registration statement, and applicable Wisconsin law.
The Company’s authorized capital stock consists of 25,000,000 shares, of which 20,000,000 shares are common stock, par value $0.01 per share, and 5,000,000 shares are serial preferred stock, par value $0.01 per share. As of August 1, 2018, the Company had 6,662,192 shares of common stock outstanding and no shares of preferred stock issued and outstanding. All of the shares outstanding at that date were fully paid, validly issued and nonassessable. The Company’s common stock is quoted on the OTC Markets Group’s Pink tier under the symbol “BFNC.”
The description of our capital stock below is qualified in its entirety by reference to our Articles of Incorporation.
Common Stock
General.   Each share of common stock has the same relative rights as, and is identical in all respects to, each other share of common stock.
Voting Rights.   Each share of common stock entitles the holder to one vote on all matters submitted to a vote of common shareholders, including the election of directors; provided, however, that any person that beneficially owns, directly or indirectly, in excess of 20% of the voting power in the election of directors shall be limited to 10% of the full voting power of those shares. There is no cumulative voting in the election of directors. All elections of directors are determined by a plurality of the votes cast, and except as otherwise required by our Articles of Incorporation or by applicable Wisconsin law, all other matters are determined by a majority of the votes cast at a properly called meeting of shareholders.
The affirmative vote of the holders of at least 80% of the voting power of all of the then-outstanding shares of capital stock entitled to vote is required to amend or repeal certain provisions of our Articles of Incorporation, including those provisions regarding voting shares held in excess of the 20% limit described above, the election and removal of directors, business combinations, indemnification of directors and officers, and amendments to our Articles of Incorporation.
Dividends, Liquidation and Other Rights.   Holders of shares of common stock are entitled to receive dividends only when, as and if approved by our board of directors from funds legally available for the payment of dividends. Our ability to pay dividends will be dependent on our earnings and financial conditions and subject to certain restrictions imposed by state and federal laws.
Our shareholders are entitled to share ratably in our assets legally available for distribution to our shareholders in the event of our liquidation, dissolution or winding up, voluntarily or involuntarily, after payment of, or adequate provision for, all of our known debts and liabilities. These rights are subject to the preferential rights of any series of our preferred stock that may then be outstanding.
Holders of shares of our common stock have no preference, conversion, exchange, sinking fund or redemption rights and have no preemptive rights to subscribe for any of our securities. All outstanding shares of our common stock are validly issued, fully paid and nonassessable.
Certain Ownership Restrictions.   The Company is a bank holding company. A holder of common stock (or group of holders acting in concert) that (i) directly or indirectly owns, controls or has the power to vote more than 5% of the total voting power of the Company, (ii) directly or indirectly owns, controls or has the power to vote 10% or more of any class of voting securities of the Company, (iii) directly or indirectly owns, controls or has the power to vote 25% or more of the total equity of the Company, or (iv) is otherwise deemed to “control” the Company under applicable regulatory standards may be subject to important restrictions, such as prior regulatory notice or approval requirements.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Preferred Stock
Our board of directors is authorized, without shareholder approval and subject to any limitations prescribed by law, to provide for the issuance of the shares of preferred stock in series, and by filing a certificate pursuant to the applicable law of the State of Wisconsin, to establish from time to time the number of shares to be included in each such series and to fix the designation, powers, preferences, and rights of the shares of each such series and any qualifications, limitations, or restrictions thereof. Accordingly, our board of directors, without shareholder approval, may authorize the issuance of one or more series of preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of common stock and, under certain circumstances, discourage an attempt by others to gain control of the Company. The creation and issuance of any additional series of preferred stock, and the relative rights, designations, and preferences of each such series, if and when established, will depend on, among other things, our future capital needs, then existing market conditions, and other factors that, in the judgment of our board of directors, might warrant the issuance of preferred stock.
Certain Anti-Takeover Provisions
General.   Our Articles of Incorporation and Bylaws, as well as Wisconsin Business Corporation Law, contain certain provisions designed to enhance the ability of our board of directors to deal with attempts to acquire control of us. These provisions may be deemed to have an anti-takeover effect and may discourage takeover attempts which have not been approved by the board of directors (including takeovers which certain shareholders may deem to be in their best interest). This summary does not purport to be complete and is qualified in its entirety by reference to the laws and documents referenced. With respect to our charter documents, while such provisions might be deemed to have some “anti-takeover” effect, the principal effect of these provisions is to protect our shareholders generally and to provide our board and shareholders a reasonable opportunity to evaluate and respond to such unsolicited acquisition proposals.
Authorized but Unissued Stock.   The authorized but unissued shares of common stock and preferred stock will be available for future issuance without shareholder approval. These additional shares may be used for a variety of corporate purposes, including future private or public offerings to raise additional capital, corporate acquisitions, and employee benefit plans. The existence of authorized but unissued and unreserved shares of common stock and preferred stock may enable the board of directors to issue shares to persons friendly to current management, which could render more difficult or discourage any attempt to obtain control of us by means such as a proxy contest, tender offer, or merger, and thereby protect the continuity of the Company’s management.
Number and Classification of Directors.   Our Articles of Incorporation and Bylaws provide that the number of directors shall be fixed from time to time exclusively by the board of directors pursuant to a resolution adopted by the board of directors, but in no event shall the number of directors be less than six (6) nor more than fifteen (15). The board of directors is divided into three classes so that each director serves for a term expiring at the third succeeding annual meeting of shareholders after their election with each director to hold office until his or her successor is duly elected and qualified. The classification of directors, together with the provisions in the Articles of Incorporation and Bylaws described below that limit the ability of shareholders to remove directors and that permit the remaining directors to fill any vacancies on the board of directors, have the effect of making it more difficult for shareholders to change the composition of the board of directors. As a result, at least two annual meetings of shareholders may be required for the shareholders to change a majority of the directors, whether or not a change in the board of directors would be beneficial and whether or not a majority of shareholders believe that such a change would be desirable, and three meetings, rather than one, would be required to replace the entire board. Directors are elected by a plurality of the votes cast at the Company’s annual meeting by the holders of shares present, or represented by proxy and entitled to vote on the election of directors. Plurality means that the individuals who receive the largest number of  “FOR” votes will be elected as directors. If, at the annual meeting, a shareholder does not vote for a nominee, or indicates “WITHHOLD” for any nominee on his, her or its proxy card, such vote will not count “FOR” the nominee.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Removal of Directors and Filling Vacancies.   Our Articles of Incorporation provides that any director, or the entire board of directors, may be removed from office at any time, with or without cause, but only by the affirmative vote of 80% of the outstanding shares entitled to vote for the election of such director taken at a meeting of shareholders called for that purpose. Our Bylaws provide that all vacancies on the board, including those created by an increase in the number of directors on the board of directors, may be filled by the remaining directors, and the director(s) so chosen shall hold office for a term expiring at the annual meeting of shareholders at which the term of office of the class to which they have been elected expires and until such director’s successor shall have been duly elected and qualified.
Advance Notice Requirements for Shareholder Proposals.   Our Bylaws establish advance notice procedures with regard to shareholder nominations for the election of directors and for business to be brought by shareholders for an annual meeting or a special meeting of the shareholders of the Company. For shareholder nominations and business proposals, written notice generally must be received by the Company: (1) with respect to an annual meeting, not less than 30 days nor more than 120 days prior to the annual meeting, and (2) with respect to a special meeting, not later than the close of business on the tenth day following the day on which notice of the special meeting was communicated to the shareholders. The notice for shareholder nominations must set forth certain information regarding the person such shareholder proposes to nominate for election and regarding the shareholder himself. The notice for any business proposals must set forth a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, as well as certain information regarding the shareholder. We may reject a shareholder proposal that is not made in accordance with such procedures.
Shareholder Vote Required to Approve Business Combinations with Interested Shareholders.   Our Articles of Incorporation requires the affirmative vote of the holders of at least 80% of the then-outstanding shares of capital stock entitled to vote on the matter to approve certain business combinations, except in the case where the business combination has been approved a majority of the board of directors.
Transfer Agent
The transfer agent and registrar for our common stock is EQ Shareowner Services, located at 1110 Centre Pointe Curve, Suite 101, Mendota Heights, Minnesota 55120.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
ITEM 12.   INDEMNIFICATION OF DIRECTORS AND OFFICERS
The following is a summary of the effect of the relevant provisions in our Articles of Incorporation, Bylaws, and Wisconsin law with regard to limitation of liability and indemnification of officers, directors and employees of the Company.
Article X of the Company’s Articles of Incorporation and Article VIII of the Company’s Bylaws provide that the Company shall indemnify, to the fullest extent permitted by applicable law, each person who may serve or who has served at any time as a director or officer of the corporation or of any of its subsidiaries, or who at the request of the corporation may serve or at any time has served as a director, officer, partner, trustee, member of any decision-making committee, employee or agent of, or in a similar capacity with, another organization, against all reasonable expenses incurred in connection with any proceeding to the extent he or she has been successful on the merits or otherwise. The Wisconsin Business Corporation Law provides that the Company shall indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he or she was a party because he or she was a director of the corporation against reasonable expenses incurred by him or her in connection with the proceeding.
The Company shall indemnify a director or officer against liability incurred by the director or officer in a proceeding to which the director or officer was a party because he or she is a director or officer of the corporation, unless liability was incurred because the director or officer breached or failed to perform a duty that he or she owes to the corporation and the breach or failure to perform constitutes any of the following: (1) a willful failure to deal fairly with the corporation or its shareholders in connection with a matter in which the director or officer has a material conflict of interest; (2) a violation of the criminal law, unless the director or officer had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful; (3) a transaction from which the director or officer derived an improper personal profit; or (4) willful misconduct.
Indemnification by the Company includes payment by the Company of reasonable expenses incurred in defending a proceeding in advance of the final disposition of such action or proceeding upon receipt from the person to be indemnified of  (i) a written affirmation of his or her good faith belief that he or she has not breached or failed to perform his or her duties to the corporation and (ii) a written undertaking, executed personally or on his or her behalf, to repay the allowance and, if required by the Company, to pay reasonable interest on the allowance to the extent that it is ultimately determined that indemnification is not required and that indemnification is not ordered by a court. This undertaking shall be an unlimited general obligation of the director or officer and may be accepted without reference to his or her ability to repay the allowance, and may be secured or unsecured.
In determining whether indemnification is required, the director or officer seeking indemnification shall select one of the following means for determining his or her right to indemnification:
(1)
by a majority vote of a quorum of the board of directors consisting of directors who are not at the time parties to the same or related proceedings. If a quorum of disinterested directors cannot be obtained, by majority vote of a committee duly appointed by the board of directors and consisting solely of two or more directors who are not at the time parties to the same or related proceedings. Directors who are parties to the same or related proceedings may participate in the designation of members of the committee;

(2)
By independent legal counsel selected by a quorum of the board of directors or its committee in the manner prescribed in paragraph (1) above or, if unable to obtain such a quorum or committee, by a majority vote of the full board of directors, including directors who are parties to the same or related proceedings; or

(3)
By the court conducting the proceedings or another court of competent jurisdiction, either on application by the director or officer for an initial determination or an application for review of an adverse indemnification under paragraph (1) or (2) above.

The termination of a proceeding by judgment, order, settlement or conviction, or upon a plea of no contest or an equivalent plea, does not, by itself, create a presumption that indemnification of a director or officer is not required.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
ITEM 13.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Unaudited Pro Forma Combined Statement of Income:
Year Ended December 31, 2017
The following unaudited pro forma combined statement of income is based on the historical consolidated financial statements of Bank First National Corporation (hereinafter referred to as the “BFNC” or “we” and similar terms unless the context indicates otherwise) and Waupaca Bancorporation, Inc. (“Waupaca”) and are adjusted to give effect to the merger of Waupaca with and into the Company on October 27, 2017 (the “Merger”). The unaudited pro forma combined statement of income for the year ended December 31, 2017 give effect to the Merger as if it had occurred on January 1, 2017.
The unaudited pro forma combined statement of income does not necessarily reflect what the combined companies’ results of operations would have been had the Merger occurred on the date indicated. They also may not be useful in predicting the future results of operations of the combined company. The actual results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.
The unaudited pro forma combined statement of income has been prepared for illustrative purposes only and is not intended to represent or be indicative of the consolidated results of operations in future periods or the results that actually would have been achieved if BFNC and Waupaca had been a combined company during the period presented. The actual results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma combined statement of income does not reflect any operating efficiencies and/or cost savings that BFNC may achieve with respect to the combined companies.
These unaudited pro forma combined statement of income should be read in conjunction with the historical financial statements of BFNC and Waupaca included elsewhere in this Form 10 registration statement.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
BANK FIRST NATIONAL CORPORATION

PRO FORMA COMBINED STATEMENT OF INCOME
For the year ended December 31, 2017
(in thousands, except per share data)
(unaudited)
	Historical	Historical	Pro Forma Adjustments	Pro Forma Combined
	BFNC	Waupaca
INTEREST INCOME
Loans	$48,863	$15,028	$4,682(1)	$68,573
Investment securities and other	4,609	1,777	—	6,386
Total interest income	53,472	16,805	4,682	74,959
INTEREST EXPENSE
Deposits	6,443	1,934	(450)(2)	7,927
Borrowed funds	1,289	—	—	1,289
Total interest expense	7,732	1,934	(450)	9,216
Net interest income	45,740	14,871	5,132	65,743
Provision for loan losses	1,055	—	—	1,055
Net interest income after provision for loan losses	44,685	14,871	5,132	64,688
NON-INTEREST INCOME
Fees and service charges	2,950	601	—	3,551
Other	6,898	796	—	7,694
Total non-interest income	9,848	1,397	—	11,245
NON-INTEREST EXPENSE
Salaries and employee benefits	16,595	7,502	—	24,097
Occupancy and equipment	3,097	1,435	(470)(3)	4,062
Other operating expense	10,573	7,018	—	17,591
Amortization of core deposit intangible	129	—	630(4)	759
Total non-interest expense	30,394	15,955	160	46,509
Income before provision for income taxes	24,139	313	4,972	29,424
Provision for income taxes	8,826	—	1,760(5)	10,586
Net income applicable to common shareholders	$15,313	$313	$3,212	$18,838
Basic and diluted earnings per common share	$2.44			$2.76
Weighted average common shares outstanding	6,285,901		535,352(6)	6,821,253
See accompanying Notes to Unaudited Pro Forma Combined Statement of Income.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
BANK FIRST NATIONAL CORPORATION
NOTES TO UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME
Note 1 — Basis of Presentation
The unaudited pro forma combined statement of income included herein has been prepared pursuant to the rules and regulations of the U.S. Securities and Exchange Commission. Certain information and certain footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles have been omitted pursuant to such rules and regulations. However, management believes that the disclosures are adequate to make the information presented not misleading.
Note 2 — Pro Forma Adjustments
The following pro forma adjustments have been reflected in the unaudited pro forma combined statement of income. All adjustments are based on current assumptions and valuations, which are subject to change:
(1)
Interest income on loans was adjusted to reflect the yield adjustment related to the $14.6 million yield premium recorded on the loans acquired from Waupaca which we expect recognize as an increase in our interest income over the remaining life of the acquired loans.

(2)
Interest expense on deposits was adjusted to reflect the anticipated amortization of the time deposit fair value adjustment over the remaining life of the deposits.

(3)
Adjustment to depreciation expense relating to the fair value of buildings over their estimated useful lives.

(4)
Adjustment reflects the anticipated amortization of core deposit intangible over an estimated seven-year useful life and calculated on a sum of the years digits basis.

(5)
Adjustment reflects the tax impact of the pro forma acquisition accounting adjustments as well as the application of BFNC’s effective tax rate to Waupaca’s S-corporation income.

(6)
Adjustment reflects the issuance of BFNC common stock in conjunction with the merger as though it happened on January 1, 2017

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Bank First National Corporation and Subsidiaries

Consolidated Balance Sheets
June 30, 2018 and December 31, 2017
(in thousands, except per share amounts)
	June 30, 2018 (Unaudited)	December 31, 2017 (Audited)
Assets
Cash and due from banks	$31,975	$37,914
Interest-bearing deposits	11,629	15,186
Federal funds sold	1,700	48,877
Cash and cash equivalents	45,304	101,977
Securities held to maturity, at amortized cost ($40,730 and $39,808 fair value at June 30, 2018 and December 31, 2017, respectively)	41,203	39,991
Securities available for sale, at fair value	121,550	119,043
Loans held for sale	460	—
Loans, net	1,421,457	1,385,935
Premises and equipment, net	23,458	18,578
Goodwill	15,024	15,085
Other investments	7,430	7,226
Cash value of life insurance	24,024	23,722
Identifiable intangible assets, net	5,590	5,578
Other real estate owned	5,051	6,270
Investment in minority-owned subsidiaries	23,467	21,515
Other assets	7,856	8,484
TOTAL ASSETS	$1,741,874	$1,753,404
Liabilities and Stockholders’ Equity
Liabilities:
Deposits	$1,495,424	$1,506,642
Securities sold under repurchase agreements	13,433	47,568
Notes payable	44,000	8,500
Subordinated notes	11,500	11,500
Other liabilities	12,317	17,466
Total liabilities	1,576,674	1,591,676
Stockholders’ equity:
Serial preferred stock – $0.01 par value Authorized – 5,000,000 shares	—	—
Common stock – $0.01 par value Authorized – 20,000,000 shares Issued – 7,368,083 shares as of June 30, 2018 and December 31, 2017 Outstanding – 6,662,292 shares at June 30, 2018 and 6,805,684 shares at December 31, 2017	74	74
Additional paid-in capital	27,310	27,528
Retained earnings	157,204	145,879
Accumulated other comprehensive gain (loss)	(669)	977
Treasury stock at cost, 705,791 shares at June 30, 2018 and 562,399 shares at December 31, 2017	(18,719)	(12,730)
Total stockholders’ equity	165,200	161,728
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,741,874	$1,753,404

See accompanying notes to consolidated financial statements.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Bank First National Corporation and Subsidiaries

Consolidated Statements of Income
Six Months Ended June 30, 2018 and 2017
(in thousands, except per share amounts)
	2018 (Unaudited)	2017 (Unaudited)
Interest and dividend income:
Loans, including fees	$35,614	$21,293
Securities:
Taxable	1,416	810
Tax-exempt	914	858
Other	738	453
Total interest and dividend income	38,682	23,414
Interest expense:
Deposits	5,160	2,900
Securities sold under repurchase agreements	224	139
Borrowed funds	1,248	398
Total interest expense	6,632	3,437
Net interest income	32,050	19,977
Provision for loan losses	1,385	380
Net interest income after provision for loan losses	30,665	19,597
Noninterest income:
Service charges	1,631	1,312
Income from Ansay	1,759	1,670
Income from UFS	1,195	1,098
Loan servicing income	845	740
Net gain on sales of mortgage loans	285	393
Noninterest income from strategic alliances	44	45
Other	711	455
Total noninterest income	6,470	5,713
Noninterest expense:
Salaries, commissions, and employee benefits	$10,762	$7,337
Occupancy	1,882	1,329
Data processing	1,864	1,339
Postage, stationery, and supplies	327	176
Net (gain) loss on sales of other real estate owned	97	(7)
Net loss on sales of securities	51	9
Advertising	106	70
Charitable contributions	695	221
Outside service fees	1,416	996
Amortization of intangibles	378	3
Other	2,463	1,528
Total noninterest expense	20,041	13,001
Income before provision for income taxes	17,094	12,309
Provision for income taxes	3,631	4,105
Net income	$13,463	$8,204
Earnings per share, basic and diluted	$2.01	$1.33
Dividends per share	$0.32	$0.32
See accompanying notes to consolidated financial statements.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Bank First National Corporation and Subsidiaries

Consolidated Statements of Comprehensive Income
Six Months Ended June 30, 2018 and 2017
(in thousands)
	2018 (Unaudited)	2017 (Unaudited)
Net income	$13,463	$8,204
Other comprehensive income (loss):
Unrealized gains (losses) on available for sale securities:
Unrealized holding gains (losses) arising during period	(2,187)	1,710
Amortization of unrealized holding gains on securities transferred from available for sale to held to maturity	(53)	(55)
Reclassification adjustment for losses included in net income	51	9
Income tax (benefit) expense	543	(653)
Other comprehensive income (loss)	(1,646)	1,011
Comprehensive income	$11,817	$9,215

See accompanying notes to consolidated financial statements.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Bank First National Corporation and Subsidiaries

Consolidated Statements of Cash Flows
Six Months Ended June 30, 2018 and 2017
(in thousands)
	2018 (Unaudited)	2017 (Unaudited)
Increase (decrease) in cash and cash equivalents:
Cash flows from operating activities:
Net income	$13,463	$8,204
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of premiums and accretion of discounts on securities, net	209	361
Depreciation of premises and equipment	579	435
Amortization of intangibles	378	3
Accretion of purchase accounting valuations	(3,698)	—
Provision for loan losses	1,385	380
Amortization of stock-based compensation	266	230
Net change in deferred loan fees and costs	(131)	(21)
Change in fair value of mortgage servicing rights	(226)	(107)
Proceeds from sales of mortgage loans	17,525	26,373
Originations of mortgage loans held for sale	(17,864)	(27,238)
Gain on sales of mortgage loans	(285)	(393)
Loss on sales of investment securities	51	9
Undistributed income of UFS joint venture	(1,195)	(1,098)
Undistributed income of Ansay joint venture	(1,759)	(1,670)
Loss (gain) on sale of other real estate owned	97	(7)
Increase in cash surrender value of life insurance	(302)	(270)
Changes in operating assets and liabilities:
Other assets	1,231	(505)
Other liabilities	(5,149)	(813)
Total adjustments	(8,888)	(4,331)
Net cash provided by operating activities	4,575	3,873
Cash flows from investing activities:
Sales of securities available for sale	3,326	37,152
Maturities, paydowns, and calls of:
Securities available for sale	5,232	3,478
Securities held to maturity	1,732	1,810
Purchases of:
Securities available for sale	(13,490)	(14,171)
Securities held to maturity	(2,968)	(10,852)
Dividends received from UFS	501	376
Dividends received from Ansay	501	412
Net increase in loans	(34,099)	(50,158)
Proceeds from sale of other real estate owned	1,771	39
Sales (purchases) of other investments	(204)	500
Purchases of premises and equipment	(5,459)	(404)
Net cash used by investing activities	(43,157)	(31,818)

See accompanying notes to consolidated financial statements.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Bank First National Corporation and Subsidiaries

Consolidated Statements of Cash Flows (Continued)
Six Months Ended June 30, 2018 and 2017
(in thousands)
	2018 (Unaudited)	2017 (Unaudited)
Cash flows from financing activities:
Net increase (decrease) in deposits	$(10,846)	$20,426
Net decrease in securities sold under repurchase agreements	(34,135)	(32,366)
Proceeds from advances of notes payable	687,700	311,500
Repayment of notes payable	(652,200)	(311,500)
Dividends paid	(2,138)	(1,978)
Proceeds from sales of common stock	1,347	405
Repurchase of common stock	(7,819)	(2,748)
Net cash used in financing activities	(18,091)	(16,261)
Net decrease in cash and cash equivalents	(56,673)	(44,206)
Cash and cash equivalents at beginning	101,977	80,157
Cash and cash equivalents at end	$45,304	$35,951
Supplemental cash flow information:
Cash paid during the period for interest	$7,453	$3,278
Cash paid during the period for income taxes	2,325	3,550
Supplemental schedule of noncash activities:
Loans transferred to other real estate owned	$649	$10
Mortgage servicing rights resulting from sale of loans	164	226
Amortization of unrealized holding gains on securities transferred from available for sale to held to maturity recognized in other comprehensive income, net of tax	(40)	(33)
Change in unrealized loss on investment securities available for sale, net of tax	(1,606)	1,044
See accompanying notes to consolidated financial statements.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Bank First National Corporation and Subsidiaries

Notes to Consolidated Financial Statements
(in thousands, except per share amounts)
(unaudited)
Basis of Presentation
Bank First National Corporation (the “Company”) provides a variety of financial services to individual and corporate customers through its wholly owned subsidiary, Bank First National (the “Bank”). The Bank operates as a full-service financial institution with a primary market area including, but not limited to, the counties in which the Bank is located. The Bank has eighteen locations located in Manitowoc, Outagamie, Brown, Winnebago, Sheboygan, Waupaca and Barron counties in Wisconsin. The Company is subject to the regulations of certain federal agencies and undergoes periodic examinations by those regulatory authorities.
The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles (GAAP). Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted. All adjustments which are, in the opinion of management, necessary for a fair presentation of the results for the periods reported have been included in the accompanying unaudited consolidated financial statements, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2018 and 2017, are not necessarily indicative of the results that may be expected for the full year ended December 31, 2018 and 2017. It is suggested that these interim consolidated financial statements and notes be read in conjunction with the audited financial statements and notes included elsewhere in this Form 10.
Critical Accounting Policies and Accounting Estimates
The most significant accounting policies (including new accounting pronouncements) are presented in the notes to the audited consolidated financial statements presented elsewhere in the Form 10. Certain accounting policies require management to make significant estimates and assumptions that have a material effect on the carrying value of certain assets and liabilities, and these are considered to be critical accounting policies. The estimates and assumptions used are based on historical experience and other factors that management believes to be reasonable under the circumstances. Actual results could differ significantly from these estimates and assumptions, having a material impact on the carrying value of assets and liabilities at the balance sheet dates and on the results of operations for the reporting periods.
Recent Accounting Developments Adopted
In May 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2017-09, Compensation — Stock Compensation (Topic 718). ASU 2017-09 applies to entities that change the terms or conditions of a share-based payment award to provide clarity and reduce diversity in practice as well as cost and complexity when applying the guidance in Topic 718 to the modification to the terms and conditions of a share-based payment award. The updated guidance is effective for interim and annual reporting periods beginning after December 15, 2017. The Company adopted the updated guidance effective January 1, 2018 with no material impact on its consolidated financial statements.
In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, to clarify the definition of a business to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets versus businesses. The update narrows the definition of a business by adding three principal clarifications: (1) if substantially all the fair value of the gross assets in the asset group is concentrated in either a single identifiable asset or group of similar identifiable assets the transaction does not involve a business, (2) if the asset group does not include a minimum of an input and a substantive process, it does not represent a business, and (3) if the integrated set of activities (including its inputs and processes) does not create, or have the ability to create, goods or services to customers, investment income (e.g., dividends or interest) or other revenue, it is not a business. The overall intention is to provide consistency in applying the guidance and make the definition of a

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Bank First National Corporation and Subsidiaries

Notes to Consolidated Financial Statements
(in thousands, except per share amounts)
(unaudited)

business more operable. This update is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years and should be applied prospectively. The Company adopted the updated guidance effective January 1, 2018 with no material impact on its consolidated financial statements.
In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash to provide guidance on the presentation of restricted cash or restricted cash equivalents in the statement of cash flows to reduce diversity in practice. The amendment requires that a statement of cash flow explain the change during the period in the total cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash or restricted cash equivalents should be included in cash and cash equivalents when reconciling the beginning and end of period total amounts shown on the statement of cash flow. This amendment is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years and should be applied retrospectively to each period presented. The Company adopted the updated guidance effective January 1, 2018 with no material impact on its consolidated financial statements.
In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts to address diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The amendments provide guidance on specific cash flow issues, including: debt prepayment or debt extinguishment costs, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, proceeds from the settlement of Corporate-Owned Life Insurance Policies, including Bank-Owned Life Insurance Policies, and distributions received from equity method investees. The amendments are effective for public business entities for fiscal years beginning after December 31, 2017, and interim periods within those fiscal years. The Company adopted the updated guidance effective January 1, 2018 with no material impact on its consolidated financial statements.
In January 2016, the FASB issued ASU 2016-01, Financial Instruments — Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, to address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. This amendment supersedes the guidance to classify equity securities with readily determinable fair values into different categories, requires equity securities to be measured at fair value with changes in the fair value recognized through net income, and simplifies the impairment assessment of equity investments without readily determinable fair values. The amendment also requires public business entities that are required to disclose the fair value of financial instruments measured at amortized cost on the balance sheet to measure that fair value using the exit price notion. The amendment requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset on the balance sheet or in the accompanying notes to the financial statements. This amendment is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Entities are required to apply the amendment by means of a cumulative-effect adjustment as of the beginning of the fiscal year of adoption, with the exception of the amendment related to equity securities without readily determinable fair values, which should be applied prospectively to equity investments that exist as of the date of adoption. The Company adopted the updated guidance effective January 1, 2018 with no material impact on its consolidated financial statements.
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), with several subsequent updates. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. Topic 606 provides a five-step model to apply to revenue recognition, consisting of the following: (1) identify the contract; (2) identify the performance obligation in the contract; (3) determine the transaction price;

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Bank First National Corporation and Subsidiaries

Notes to Consolidated Financial Statements
(in thousands, except per share amounts)
(unaudited)

(4) allocate the transaction price to the performance obligations; and (5) recognize revenue when or as the performance obligation is satisfied. The guidance is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. The Company adopted the updated guidance using the modified retrospective approach effective January 1, 2018, with no material impact on its consolidated financial statements.
Earnings Per Share
Basic earnings per share are computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share are computed by dividing net income by the sum of the weighted average number of shares of common stock outstanding and potential common shares using the treasury stock method. There were no potential common shares during the periods presented.
A reconciliation of the numerators and denominators of the earnings per common share, which equals the earnings per common share assuming dilution, for the six months ended June 30, 2018 and 2017, are presented below:
	2018	2017
Weighted-average common shares outstanding	6,692,523	6,188,829
Net income	$13,463	$8,204
Basic and diluted earnings per share	$2.01	$1.33
Securities
The amortized cost and estimated fair value of securities with gross unrealized gains and losses are summarized as follows:
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
June 30, 2018
Securities available for sale:
U.S. Treasury securities	$499	$—	$1	$498
Obligations of states and political subdivisions	52,065	714	134	52,645
Mortgage-backed securities	53,350	77	1,342	52,085
Corporate debt securities	16,655	—	333	16,322
Total securities available for sale	$122,569	$791	$1,810	$121,550
Securities held to maturity:
U.S. Treasury securities	$28,403	$37	$518	$27,922
Obligations of states and political subdivisions	12,800	8	—	12,808
Total securities held to maturity	$41,203	$45	$518	$40,730

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Bank First National Corporation and Subsidiaries

Notes to Consolidated Financial Statements
(in thousands, except per share amounts)
(unaudited)

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2017
Securities available for sale:
U.S. Treasury securities	$499	$—	$1	$498
Obligations of states and political subdivisions	58,026	1,467	103	59,390
Mortgage-backed securities	42,800	157	322	42,635
Corporate debt securities	16,602	—	82	16,520
Total securities available for sale	$117,927	$1,624	$508	$119,043
Securities held to maturity:
U.S. Treasury securities	$25,426	$—	$157	$25,269
Obligations of states and political subdivisions	14,565	5	31	14,539
Total securities held to maturity	$39,991	$5	$188	$39,808

Fair values of securities are estimated based on financial models or prices paid for similar securities. It is possible interest rates could change considerably resulting in a material change in the estimated fair value.
The following table shows the fair value and gross unrealized losses of securities with unrealized losses, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position:
	Less Than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
June 30, 2018
Securities available for sale:
U.S. Treasury securities	$498	$1	$—	$—	$498	$1
Obligations of states and political subdivisions	1,796	101	9,220	33	11,016	134
Mortgage-backed securities	43,790	1,208	4,894	134	48,684	1,342
Corporate debt securities	12,426	333	—	—	12,426	333
Total securities available for sale	$58,510	$1,643	$14,114	$167	$72,624	$1,810
Securities held to maturity:
U.S Treasury securities	$22,360	$518	$—	$—	$22,360	$518

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Bank First National Corporation and Subsidiaries

Notes to Consolidated Financial Statements
(in thousands, except per share amounts)
(unaudited)

	Less Than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2017
Securities available for sale:
U.S. Treasury securities	$498	$1	$—	$—	$498	$1
Obligations of states and political subdivisions	3,700	14	2,765	89	6,465	103
Mortgage-backed securities	29,696	250	4,316	72	34,012	322
Corporate debt securities	12,642	82	—	—	12,642	82
Total securities available for sale	$46,536	$347	$7,081	$161	$53,617	$508
Securities held to maturity:
U.S. Treasury securities	$10,425	$50	$12,281	$107	$22,706	$157
Obligations of states and political subdivisions	1,609	24	218	7	1,827	31
Total securities held to maturity	$12,034	$74	$12,499	$114	$24,533	$188

At June 30, 2018, 64 debt securities have unrealized losses with aggregate depreciation of 1% from the Company’s amortized cost basis. These unrealized losses relate principally to the changes in interest rates and are not due to changes in the financial condition of the issuer, the quality of any underlying assets, or applicable credit enhancements. In analyzing whether unrealized losses on debt securities are other than temporary, management considers whether the securities are issued by a government body or agency, whether a rating agency has downgraded the securities, industry analysts’ reports, the financial condition and performance of the issuer, and the quality of any underlying assets or credit enhancements. Since management has the ability to hold debt securities for the foreseeable future, no declines are deemed to be other than temporary.
The following is a summary of amortized cost and estimated fair value of securities by contractual maturity as of June 30, 2018. Contractual maturities will differ from expected maturities for mortgage-backed securities because borrowers may have the right to call or prepay obligations without penalties.
	Available for Sale		Held to Maturity
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Due in one year or less	$4,195	$4,198	$4,412	$4,406
Due after one year through five years	17,825	17,758	13,294	13,114
Due after five years through ten years	16,382	16,391	19,717	19,430
Due after ten years	30,817	31,118	3,780	3,780
Subtotal	69,219	69,465	41,203	40,730
Mortgage-backed securities	53,350	52,085	—	—
Totals	$122,569	$121,550	$41,203	$40,730

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Bank First National Corporation and Subsidiaries

Notes to Consolidated Financial Statements
(in thousands, except per share amounts)
(unaudited)

Following is a summary of the proceeds from sales of securities available for sale, as well as gross gains and losses for the six months ended June 30, 2018 and 2017:
	2018	2017
Proceeds from sale of securities	$3,326	$37,152
Gross gains on sales	22	56
Gross losses on sales	73	65
As of June 30, 2018, and December 31, 2017, the carrying values of securities pledged to secure public deposits, repurchase agreements, and for other purposes required or permitted by law was $73,405 and $113,996, respectively.
Loans
The following table presents total loans by portfolio segment and class of loan:
	June 30, 2018	December 31, 2017
Commercial/industrial	$314,087	$263,787
Commercial real estate – owner occupied	415,097	418,928
Commercial real estate – non-owner occupied	226,677	225,290
Construction and development	67,558	75,907
Residential 1 – 4 family	365,502	377,141
Consumer	40,226	33,471
Other	5,714	3,511
Subtotals	1,434,861	1,398,035
Allowance for loan losses	(13,047)	(11,612)
Deferred loan fees and costs	(357)	(488)
Loans, net	$1,421,457	$1,385,935

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Bank First National Corporation and Subsidiaries

Notes to Consolidated Financial Statements
(in thousands, except per share amounts)
(unaudited)

A summary of the activity in the allowance for loan losses by loan type as of June 30, 2018 and December 31, 2017 is as follows:
	Commercial/ Industrial	Commercial Real Estate – Owner Occupied	Commercial Real Estate – Non-Owner Occupied	Construction and Development	Residential 1 – 4 Family	Consumer	Other	Unallocated	Total
Allowance for loan losses – January 1, 2018	$2,362	$2,855	$1,987	$945	$2,728	$191	$23	$521	$11,612
Charge-offs	—	(17)	(1)	(83)	(81)	(3)	(23)	—	(208)
Recoveries	1	58	2	—	188	3	6	—	258
Provision	1,042	385	177	16	(33)	57	43	(302)	1,385
Allowance for loan losses – June 30, 2018	3,405	3,281	2,165	878	2,802	248	49	219	13,047
ALL ending balance individually evaluated for impairment	—	498	—	—	160	—	—	—	658
ALL ending balance collectively evaluated for impairment	$3,405	$2,783	$2,165	$878	$2,642	$248	$49	$219	$12,389
Loans outstanding – June 30, 2018	$314,087	$415,097	$226,677	$67,558	$365,502	$40,226	$5,714	$—	$1,434,861
Loans ending balance individually evaluated for impairment	—	652	—	—	709	—	—	—	1,361
Loans ending balance collectively evaluated for impairment	$314,087	$414,445	$226,677	$67,558	$364,793	$40,226	$5,714	$—	$1,433,500

	Commercial/ Industrial	Commercial Real Estate – Owner Occupied	Commercial Real Estate – Non-Owner Occupied	Construction and Development	Residential 1 – 4 Family	Consumer	Other	Unallocated	Total
Allowance for loan losses – January 1, 2017	$1,905	$2,576	$1,900	$727	$2,685	$189	$84	$662	$10,728
Charge-offs	(4)	—	(1)	(15)	(141)	(7)	(50)	—	(218)
Recoveries	7	—	—	—	36	1	3	—	47
Provision	454	279	88	233	148	8	(14)	(141)	1,055
Allowance for loan losses – December 31, 2017	2,362	2,855	1,987	945	2,728	191	23	521	11,612
ALL ending balance individually evaluated for impairment	—	121	—	—	160	—	—	—	281
ALL ending balance collectively evaluated for impairment	$2,362	$2,734	$1,987	$945	$2,568	$191	$23	$521	$11,331
Loans outstanding – December 31, 2017	$263,787	$418,928	$225,290	$75,907	$377,141	$33,471	$3,511	$—	$1,398,035
Loans ending balance individually evaluated for impairment	—	275	—	—	709	—	—	—	984
Loans ending balance collectively evaluated for impairment	$263,787	$418,653	$225,290	$75,907	$376,432	$33,471	$3,511	$—	$1,397,051

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Bank First National Corporation and Subsidiaries

Notes to Consolidated Financial Statements
(in thousands, except per share amounts)
(unaudited)

A summary of past due loans as of June 30, 2018 are as follows:
	30 – 89 Days Past Due Accruing	90 Days or more Past Due	Non-Accrual	Total
Commercial/industrial	$305	$652	$7,891	$8,848
Commercial real estate – owner occupied	12,714	58	8,705	21,477
Commercial real estate – non-owner occupied	—	61	624	685
Construction and development	319	—	46	365
Residential 1 – 4 family	943	299	2,132	3,374
Consumer	43	—	33	76
Other	—	—	—	—
	$14,324	$1,070	$19,431	$34,825

A summary of past due loans as of December 31, 2017 are as follows:
	30 – 89 Days Past Due Accruing	90 Days or more Past Due	Non-Accrual	Total
Commercial/industrial	$740	$15	$6,473	$7,228
Commercial real estate – owner occupied	4,285	2,016	7,253	13,554
Commercial real estate – non-owner occupied	239	—	712	951
Construction and development	—	—	758	758
Residential 1 – 4 family	1,470	448	2,878	4,796
Consumer	38	7	53	98
Other	—	—	—	—
	$6,772	$2,486	$18,127	$27,385

Credit Quality:
We utilize a numerical risk rating system for commercial relationships whose total indebtedness equals $250,000 or more. All other types of relationships (ex: residential, consumer, commercial under $250,000 of indebtedness) are assigned a “Pass” rating, unless they have fallen 90 days past due or more, at which time they receive a rating of 7. The Company uses split ratings for government guaranties on loans. The portion of a loan that is supported by a government guaranty is included with other Pass credits.
The determination of a commercial loan risk rating begins with completion of a matrix, which assigns scores based on the strength of the borrower’s debt service coverage, collateral coverage, balance sheet leverage, industry outlook, and customer concentration. A weighted average is taken of these individual scores to arrive at the overall rating. This rating is subject to adjustment by the loan officer based on facts and circumstances pertaining to the borrower. Risk ratings are subject to independent review.
Commercial borrowers with ratings between 1 and 5 are considered Pass credits, with 1 being most acceptable and 5 being just above the minimum level of acceptance.
Commercial borrowers rated 6 have potential weaknesses which may jeopardize repayment ability.
Borrowers rated 7 have a well-defined weakness or weaknesses such as the inability to demonstrate significant cash flow for debt service based on analysis of the company’s financial information. These loans remain on accrual status provided full collection of principal and interest is reasonably expected. Otherwise they are deemed impaired and placed on nonaccrual status. Borrowers rated 8 are the same as 7 rated credits with one exception: collection or liquidation in full is not probable.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Bank First National Corporation and Subsidiaries

Notes to Consolidated Financial Statements
(in thousands, except per share amounts)
(unaudited)

The breakdown of loans by risk rating as of June 30, 2018 is as follows:
	Pass (1 – 5)	6	7	8	Total
Commercial/industrial	$300,319	$350	$13,404	$14	$314,087
Commercial real estate – owner occupied	365,189	1,803	47,478	627	415,097
Commercial real estate – non-owner occupied	223,807	—	2,870	—	226,677
Construction and development	67,411	—	147	—	67,558
Residential 1 – 4 family	361,451	598	3,451	2	365,502
Consumer	40,226	—	—	—	40,226
Other	5,714	—	—	—	5,714
	$1,364,117	$2,751	$67,350	$643	$1,434,861

The breakdown of loans by risk rating as of December 31, 2017 is as follows:
	Pass (1 – 5)	6	7	8	Total
Commercial/industrial	$247,576	$1,222	$14,989	$—	$263,787
Commercial real estate – owner occupied	373,046	1,113	44,522	247	418,928
Commercial real estate – non-owner occupied	221,844	1,382	2,064	—	225,290
Construction and development	68,998	—	6,909	—	75,907
Residential 1 – 4 family	370,683	—	6,456	2	377,141
Consumer	33,426	—	43	2	33,471
Other	3,511	—	—	—	3,511
	$1,319,084	$3,717	$74,983	$251	$1,398,035

The allowance for loan losses (ALL) represents management’s estimate of probable and inherent credit losses in the loan portfolio. Estimating the amount of the ALL requires the exercise of significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on pools of homogenous loans based on historical loss experience, and consideration of other qualitative factors such as current economic trends and conditions, all of which may be susceptible to significant change. The loan portfolio also represents the largest asset on the consolidated balance sheets. Loan losses are charged off against the ALL, while recoveries of amounts previously charged off are credited to the ALL. A provision for loan losses (PFLL) is charged to operations based on management’s periodic evaluation of the factors previously mentioned, as well as other pertinent factors.
The ALL consists of specific reserves for certain individually evaluated impaired loans and general reserves for collectively evaluated non-impaired loans. Specific reserves reflect estimated losses on impaired loans from management’s analyses developed through specific credit allocations. The specific reserves are based on regular analyses of impaired, non-homogenous loans greater than $250,000. These analyses involve a high degree of judgment in estimating the amount of loss associated with specific loans, including estimating the amount and timing of future cash flows and collateral values. The general reserve is based in part on the Bank’s historical loss experience which is updated quarterly. The general reserve portion of the ALL also includes consideration of certain qualitative factors such as 1) changes in lending policies and/or underwriting practices, 2) national and local economic conditions, 3) changes in portfolio volume and nature, 4) experience, ability and depth of lending management and other relevant staff, 5) levels of and trends in past-due and nonaccrual loans and quality, 6) changes in loan review and oversight, 7) impact and effects of concentrations and 8) other issues deemed relevant.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Bank First National Corporation and Subsidiaries

Notes to Consolidated Financial Statements
(in thousands, except per share amounts)
(unaudited)

There are many factors affecting ALL; some are quantitative while others require qualitative judgment. The process for determining the ALL (which management believes adequately considers potential factors which might possibly result in credit losses) includes subjective elements and, therefore, may be susceptible to significant change. To the extent actual outcomes differ from management estimates, additional provisions for loan losses could be required that could adversely affect the Company’s earnings or financial position in future periods. Allocations of the ALL may be made for specific loans but the entire ALL is available for any loan that, in management’s judgment, should be charged off or for which an actual loss is realized. As an integral part of their examination process, various regulatory agencies review the ALL as well. Such agencies may require that changes in the ALL be recognized when such regulators’ credit evaluations differ from those of management based on information available to the regulators at the time of their examinations.
A summary of impaired loans individually evaluated as of June 30, 2018 is as follows:
	Commercial/ Industrial	Commercial Real Estate – Owner Occupied	Commercial Real Estate – Non-Owner Occupied	Construction and Development	Residential 1 – 4 Family	Consumer	Other	Total
With an allowance recorded:
Recorded investment	$—	$652	$—	$—	$523	$—	$—	$1,175
Unpaid principal balance	—	652	—	—	523	—	—	1,175
Related allowance	—	498	—	—	160	—	—	658
With no related allowance recorded:
Recorded investment	$—	$—	$—	$—	$186	$—	$—	$186
Unpaid principal balance	—	—	—	—	186	—	—	186
Related allowance	—	—	—	—	—	—	—	—
Total:
Recorded investment	$—	$652	$—	$—	$709	$—	$—	$1,361
Unpaid principal balance	—	652	—	—	709	—	—	1,361
Related allowance	—	498	—	—	160	—	—	658
Average recorded investment	$—	$490	$—	$—	$861	$—	$—	$1,353

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Bank First National Corporation and Subsidiaries

Notes to Consolidated Financial Statements
(in thousands, except per share amounts)
(unaudited)

A summary of impaired loans individually evaluated as of December 31, 2017 is as follows:
	Commercial/ Industrial	Commercial Real Estate – Owner Occupied	Commercial Real Estate – Non-Owner Occupied	Construction and Development	Residential 1 – 4 Family	Consumer	Other	Total
With an allowance recorded:
Recorded investment	$—	$275	$—	$—	$523	$—	$—	$798
Unpaid principal balance	—	275	—	—	523	—	—	798
Related allowance	—	121	—	—	160	—	—	281
With no related allowance recorded:
Recorded investment	$—	$—	$—	$—	$186	$—	$—	$186
Unpaid principal balance	—	—	—	—	186	—	—	186
Related allowance	—	—	—	—	—	—	—	—
Total:
Recorded investment	$—	$275	$—	$—	$709	$—	$—	$984
Unpaid principal balance	—	275	—	—	709	—	—	984
Related allowance	—	121	—	—	160	—	—	281
Average recorded investment	$946	$138	$—	$13	$916	$—	$—	$2,013
The following table presents loans acquired with deteriorated credit quality as of June 30, 2018 and December 31, 2017. No loans in this table had a related allowance at either date, and therefore, the below disclosures were not expanded to include loans with and without a related allowance.
	June 30, 2018		December 31, 2017
	Recorded Investment	Unpaid Principal Balance	Recorded Investment	Unpaid Principal Balance
Commercial & Industrial	$296	$297	$628	$738
Commercial real estate – owner occupied	2,252	2,360	2,609	2,951
Commercial real estate – non-owner occupied	1,000	1,141	712	1,213
Construction and development	476	502	758	884
Residential 1 – 4 family	2,475	2,848	2,153	3,108
Consumer	9	12	6	16
Other	—	—	—	—
	$6,508	$7,160	$6,866	$8,910

Due to the nature of these loan relationships, prepayment expectations have not been considered in the determination of future cash flows. Management regularly monitors these loan relationships, and if information becomes available that indicates expected cash flows will differ from initial expectations, it may necessitate reclassification between accretable and non-accretable components of the original discount calculation.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Bank First National Corporation and Subsidiaries

Notes to Consolidated Financial Statements
(in thousands, except per share amounts)
(unaudited)

The following table represents the change in the accretable and non-accretable components of discounts on loans acquired with deteriorated credit quality for the period ended June 30, 2018:
	Accretable discount	Non-accretable discount
Balance at beginning of period	$583	$800
Acquired balance, net	—	—
Reclassifications between accretable and non-accretable	14	(14)
Accretion to loan interest income	(62)	—
Disposals of loans	(113)	(40)
Balance at end of period	$422	$746

A troubled debt restructuring (TDR) includes a loan modification where a borrower is experiencing financial difficulty and we grant a concession to that borrower that we would not otherwise consider except for the borrower’s financial difficulties. A TDR may be either on accrual or nonaccrual status based upon the performance of the borrower and management’s assessment of collectability. If a TDR is placed on nonaccrual status, it remains there until a sufficient period of performance under the restructured terms has occurred at which time it is returned to accrual status, generally six months. The Company did not have any specific reserves for TDR’s as of June 30, 2018 or December 31, 2017, and none of them have subsequently defaulted.
Stockholders’ Equity and Regulatory Matters
The Bank, as a national bank, is subject to the dividend restrictions set forth by the Office of the Comptroller of the Currency. Under such restrictions, the Bank may not, without the prior approval of the Office of the Comptroller of the Currency, declare dividends in excess of the sum of the current year’s earnings (as defined) plus the retained earnings (as defined) from the prior two years. The dividends that the Bank could declare without the prior approval of the Office of the Comptroller of the Currency as of December 31, 2017 totaled approximately $34,774,000. The payment of dividends may be further limited because of the need for the Bank to maintain capital ratios satisfactory to applicable regulatory agencies.
The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory — and possibly additional discretionary — actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements and the Bank’s financial statements. These capital requirements were modified in 2013 with the Basel III capital rules, which establish a new comprehensive capital framework for U.S. banking organizations. The Company and Bank became subject to the new rules on January 1, 2015, with a phase-in period for many of the new provisions. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measure of their assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and the classifications are also subject to qualitative judgment by the regulator in regards to components, risk weighting and other factors.
Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of Common Equity Tier 1 (CET1), Tier 1 and total capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital to average assets (as defined). It is management’s opinion, as of June 30, 2018, that the Company and the Bank meet all applicable capital adequacy requirements. calculation of regulatory capital and risk-weighted assets.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Bank First National Corporation and Subsidiaries

Notes to Consolidated Financial Statements
(in thousands, except per share amounts)
(unaudited)

The Basel III capital rule requires that banking organizations maintain a minimum CET1 ratio of 4.5%, a Tier 1 capital ratio of 6.0%, and a total capital ratio of 8.0% to be considered “adequately capitalized.” The Basel III capital rule also includes a capital conservation buffer requirement above the minimum risk-based capital ratio requirements that banking organizations must meet in order to avoid limitations on capital distributions (including dividends and repurchases of any Tier 1 capital instrument, including common and qualifying preferred stock) and certain discretionary incentive compensation payments. The multi-year phase-in of the capital conservation buffer requirement began on January 1, 2016, and, for 2017, banking organizations are required to maintain a CET1 capital ratio of at least 5.125%, a Tier 1 capital ratio of at least 6.625%, and a total capital ratio of at least 8.625% to avoid limitations on capital distributions and certain discretionary incentive compensation payments. When fully phased-in on January 1, 2019, banking organizations must maintain a CET1 capital ratio of at least 7.0%, a Tier 1 capital ratio of at least 8.5%, and a total capital ratio of at least 10.5% to avoid limitations on capital distributions and certain discretionary incentive compensation payments.
As of December 31, 2017, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification which management believes have changed the Bank’s category.
The minimum amounts required for capital adequacy purposes and to be well capitalized under prompt corrective action provisions as well as the Company’s and the Bank’s actual capital amounts and ratios as of June 30, 2018 are presented in the following table:
	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk-weighted assets):
Company	$172,802	10.94%	$126,421	8.00%	NA	NA
Bank	$174,020	11.04%	$126,215	8.00%	$157,768	10.00%
Tier 1 capital (to risk-weighted assets):
Company	$148,255	9.39%	$94,816	6.00%	NA	NA
Bank	$160,973	10.21%	$94,661	6.00%	$126,215	8.00%
Common Equity Tier 1 capital (to risk-weighted assets):
Company	$148,255	9.39%	$71,112	4.50%	NA	NA
Bank	$160,973	10.21%	$70,996	4.50%	$102,549	6.50%
Tier 1 capital (to average assets):
Company	$148,255	8.34%	$71,065	4.00%	NA	NA
Bank	$160,973	9.07%	$70,953	4.00%	$88,692	5.00%

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Bank First National Corporation and Subsidiaries

Notes to Consolidated Financial Statements
(in thousands, except per share amounts)
(unaudited)

The minimum amounts required for capital adequacy purposes and to be well capitalized under prompt corrective action provisions as well as the Company’s and the Bank’s actual capital amounts and ratios as of December 31, 2017 are presented in the following table:
	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk-weighted assets):
Company	$165,809	10.80%	$122,868	8.00%	NA	NA
Bank	$171,642	11.20%	$122,643	8.00%	$153,304	10.00%
Tier 1 capital (to risk-weighted assets):
Company	$142,697	9.29%	$92,151	6.00%	NA	NA
Bank	$160,030	10.44%	$91,982	6.00%	$122,643	8.00%
Common Equity Tier 1 capital (to risk-weighted assets):
Company	$142,697	9.29%	$69,113	4.50%	NA	NA
Bank	$160,030	10.44%	$68,987	4.50%	$99,647	6.50%
Tier 1 capital (to average assets):
Company	$142,697	8.47%	$67,415	4.00%	NA	NA
Bank	$160,030	9.56%	$66,984	4.00%	$83,780	5.00%
Fair Value Measurements
Accounting guidance establishes a fair value hierarchy to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value.
Level 1:
Quoted prices (unadjusted) or identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2:
Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3:
Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Bank First National Corporation and Subsidiaries

Notes to Consolidated Financial Statements
(in thousands, except per share amounts)
(unaudited)

Information regarding the fair value of assets measured at fair value on a recurring basis is as follows:
	Instruments Measured At Fair Value	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
June 30, 2018
Assets
Securities available for sale
U.S. Treasury securities	$498	$—	$498	$—
Obligations of states and political subdivisions	52,645	—	52,145	500
Mortgage-backed securities	52,085	—	52,085	—
Corporate debt securities	16,322	—	16,322	—
Mortgage servicing rights	3,000	—	3,000	—
Liabilities
Salary continuation plan	562	—	562	—
December 31, 2017
Assets
Securities available for sale
U.S. Treasury securities	$498	$—	$498	$—
Obligations of states and political subdivisions	59,390	—	58,890	500
Mortgage-backed securities	42,635	—	42,635	—
Corporate debt securities	16,520	—	16,520	—
Mortgage servicing rights	2,610	—	2,610	—
Liabilities
Salary continuation plan	602	—	602	—
Information regarding the fair value of assets measured at fair value on a non-recurring basis is as follows:
	Assets Measured At Fair Value	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
June 30, 2018
Other real estate owned	$5,051	$—	$—	$5,051
Impaired Loans, net of impairment reserve	19,698	—	—	$19,698
	$24,749	$—	$—	$24,749
December 31, 2017
Other real estate owned	$6,270	$—	$—	$6,270
Impaired Loans, net of impairment reserve	18,372	—	—	18,372
	$24,642	$—	$—	$24,642

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Bank First National Corporation and Subsidiaries

Notes to Consolidated Financial Statements
(in thousands, except per share amounts)
(unaudited)

The following is a description of the valuation methodologies used by the Company for the items noted in the table above, including the general classification of such instruments in the fair value hierarchy. For individually evaluated impaired loans, the amount of impairment is based upon the present value of expected future cash flows discounted at the loan’s effective interest rate, the estimated fair value of the underlying collateral for collateral-dependent loans, or the estimated liquidity of the note. For OREO, the fair value is based upon the estimated fair value of the underlying collateral adjusted for the expected costs to sell. The following table shows significant unobservable inputs used in the fair value measurement of Level 3 assets:
	Valuation Technique	Unobservable Inputs	Range of Discounts	Weighted Average Discount
As of June 30, 2018
Other real estate owned	Third party appraisals, sales contracts or brokered price options	Collateral discounts and estimated costs to sell	0% – 40%	22.9%
Impaired loans	Third party appraisals and discounted cash flows	Collateral discounts and discount rates	0% – 100%	8.7%
As of December 31, 2017
Other real estate owned	Third party appraisals, sales contracts or brokered price options	Collateral discounts and estimated costs to sell	0% – 100%	15.7%
Impaired loans	Third party appraisals and discounted cash flows	Collateral discounts and discount rates	0% – 100%	6.1%
The following methods and assumptions were used by the Company to estimate fair value of financial instruments.
Cash and cash equivalents — Fair value approximates the carrying amount.
Securities — The fair value measurement is obtained from an independent pricing service and is based on recent sales of similar securities and other observable market data.
Loans held for sale — Fair value is based on commitments on hand from investors or prevailing market prices.
Loans — Fair value of variable rate loans that reprice frequently are based on carrying value. Fair value of other loans is estimated by discounting future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings. Fair value of impaired and other nonperforming loans are estimated using discounted expected future cash flows or the fair value of the underlying collateral, if applicable.
Other investments — The carrying amount reported in the consolidated balance sheets for other investments approximates the fair value of these assets.
Mortgage servicing rights — Fair values were determined using the present value of future cash flows.
Cash value of life insurance — The carrying amount approximates its fair value.
Deposits — Fair value of deposits with no stated maturity, such as demand deposits, savings, and money market accounts, by definition, is the amount payable on demand on the reporting date. Fair value of fixed-rate time deposits is estimated using discounted cash flows applying interest rates currently offered on similar time deposits.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Bank First National Corporation and Subsidiaries

Notes to Consolidated Financial Statements
(in thousands, except per share amounts)
(unaudited)

Securities sold under repurchase agreements — The fair value of securities sold under repurchase agreements with variable rates or due on demand is the amount payable at the reporting date. The fair value of securities sold under repurchase agreements with fixed terms is estimated using discounted cash flows with discount rates at interest rates currently offered for securities sold under repurchase agreements of similar remaining values.
Notes payable and Subordinated notes — Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate fair value of existing debt. Fair value of borrowings is estimated by discounting future cash flows using the current rates at which similar borrowings would be made. Fair value of borrowed funds due on demand is the amount payable at the reporting date.
Off-balance-sheet instruments — Fair value is based on quoted market prices of similar financial instruments where available. If a quoted market price is not available, fair value is based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreement and the company’s credit standing. Since this amount is immaterial, no amounts for fair value are presented.
The carrying value and estimated fair value of financial instruments at June 30, 2018 and December 31, 2017 follows:
	2018		2017
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:
Cash and cash equivalents	$45,304	$45,304	$101,977	$101,977
Securities held to maturity	41,203	40,730	39,991	39,808
Securities available for sale	121,550	121,550	119,043	119,043
Loans, net	1,421,457	1,410,238	1,385,935	1,375,864
Other investments, at cost	7,430	7,430	7,226	7,226
Mortgage servicing rights	3,000	3,000	2,610	2,610
Cash surrender value of life insurance	24,024	24,024	23,722	23,722
Financial liabilities:
Deposits	$1,495,424	$1,404,041	$1,506,642	$1,454,580
Securities sold under repurchase agreements	13,433	13,433	47,568	47,568
Notes payable	44,000	44,000	8,500	8,500
Subordinated notes	11,500	11,500	11,500	11,500

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
BANK FIRST NATIONAL CORPORATION
AND SUBSIDIARIES
Manitowoc, Wisconsin
Consolidated Financial Statements
Years Ended December 31, 2017, 2016 and 2015

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83

Report of Independent Registered Public Accounting Firm
To the Stockholders and the Board of Directors
Bank First National Corporation
Manitowoc, Wisconsin
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Bank First National Corporation and its subsidiaries (the Company) as of December 31, 2017 and 2016, the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2017 and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Porter Keadle Moore, LLC
We have served as the Company’s auditor since 2012.
Atlanta, Georgia
August 15, 2018

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Bank First National Corporation and Subsidiaries

Consolidated Balance Sheets
(in thousands, except per share data)
	December 31
	2017	2016
Assets
Cash and due from banks	$37,914	$29,258
Interest-bearing deposits	15,186	11,048
Federal funds sold	48,877	39,851
Cash and cash equivalents	101,977	80,157
Securities held to maturity, at amortized cost ($39,808 and $31,356 fair value at December 31, 2017 and 2016, respectively)	39,991	31,558
Securities available for sale, at fair value	119,043	111,325
Loans, net of allowance for loan losses of $11,612 and $10,728 at 2017 and 2016, respectively	1,385,935	1,015,529
Premises and equipment, net	18,578	13,323
Goodwill	15,085	7,984
Other investments, at cost	7,226	6,088
Cash value of life insurance	23,722	20,549
Identifiable intangible assets, net	5,578	2,409
Other real estate owned	6,270	1,583
Investment in minority-owned subsidiaries	21,515	19,341
Other assets	8,484	6,151
TOTAL ASSETS	$1,753,404	$1,315,997
Liabilities and Stockholders’ Equity
Liabilities:
Deposits	$1,506,642	$1,127,020
Securities sold under repurchase agreements	47,568	50,106
Notes payable	8,500	—
Subordinated notes	11,500	—
Other liabilities	17,466	11,348
Total liabilities	1,591,676	1,188,474
Stockholders’ equity:
Serial preferred stock – $0.01 par value Authorized – 5,000,000 shares	—	—
Common stock – $0.01 par value Authorized – 20,000,000 shares Issued – 7,368,083 and 6,714,560 in 2017 and 2016, respectively Outstanding – 6,805,684 and 6,210,892 in 2017 and 2016, respectively	74	67
Additional paid-in capital	27,528	2,828
Retained earnings	145,879	134,773
Treasury stock, at cost – 562,399 and 503,668 shares in 2017 and 2016, respectively	(12,730)	(10,437)
Accumulated other comprehensive income	977	292
Total stockholders’ equity	161,728	127,523
TOTAL LIABILITIES & STOCKHOLDERS’ EQUITY	$1,753,404	$1,315,997

See accompanying notes to consolidated financial statements.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Bank First National Corporation and Subsidiaries

Consolidated Statements of Income
(in thousands, except per share data)
	Years Ended December 31
	2017	2016	2015
Interest income:
Loans, including fees	$48,863	$40,853	$37,946
Federal funds sold	1,112	499	150
Securities:
Taxable	1,833	1,799	1,686
Tax-exempt	1,664	1,575	1,280
Total interest income	53,472	44,726	41,062
Interest expense:
Deposits	6,443	5,506	4,932
Securities sold under repurchase agreements	272	70	72
Borrowed funds	1,017	356	59
Total interest expense	7,732	5,932	5,063
Net interest income	45,740	38,794	35,999
Provision for loan loss	1,055	320	1,008
Net interest income after provision for loan loss	44,685	38,474	34,991
Other income:
Service charges	2,950	2,747	2,231
Income from Ansay	1,663	1,583	538
Income from UFS	2,390	2,133	2,165
Loan servicing income	1,158	1,006	991
Net gain on sales of mortgage loans	895	1,042	674
Noninterest income from strategic alliances	94	90	113
Other	698	643	751
Total other income	9,848	9,244	7,463
Other expenses:
Salaries, commissions, and employee benefits	16,595	13,314	12,193
Occupancy	3,097	2,573	2,575
Data processing	2,939	2,473	1,777
Postage, stationery, and supplies	452	362	353
Net (gain) loss on sales and valuations of other real estate owned	(49)	31	(3)
Net loss on sales of securities	32	225	—
Advertising	183	201	177
Outside service fees	3,317	2,670	2,225
Amortization of intangibles	132	18	18
Other	3,696	3,232	2,990
Total other expenses	30,394	25,099	22,305
Income before provision for income taxes	24,139	22,619	20,149
Provision for income taxes	8,826	7,706	6,754
Net Income	$15,313	$14,913	$13,395
Earnings per share – basic and diluted	$2.44	$2.40	$2.13
Dividends per share	$0.64	$0.59	$0.51

See accompanying notes to consolidated financial statements.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Bank First National Corporation and Subsidiaries

Consolidated Statements of Comprehensive Income
(in thousands)
	Years Ended December 31
	2017	2016	2015
Net Income	$15,313	$14,913	$13,395
Other comprehensive income (loss):
Unrealized gains (losses) on available for sale securities:
Unrealized holding gains (losses) arising during period	962	(1,578)	(95)
Amortization of unrealized holding gains on securities transferred from available for sale to held to maturity	(131)	(180)	(252)
Reclassification adjustment for losses included in net income	32	225	—
Income tax (benefit) expense	(339)	601	136
Total other comprehensive income (loss)	524	(932)	(211)
Comprehensive income	$15,837	$13,981	$13,184

See accompanying notes to consolidated financial statements.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Bank First National Corporation and Subsidiaries

Consolidated Statements of Stockholders’ Equity
(in thousands, except per share amounts)
	Serial Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income	Total Stockholders’ Equity
Balance at January 1, 2015	$—	$67	$2,606	$113,339	$(8,385)	$1,435	$109,062
Net income	—	—	—	13,395	—	—	13,395
Other comprehensive loss	—	—	—	—	—	(211)	(211)
Purchase of treasury stock	—	—	—	—	(1,442)	—	(1,442)
Sale of treasury stock	—	—	—	—	991	—	991
Cash dividends ($0.51 per share)	—	—	—	(3,208)	—	—	(3,208)
Amortization of stock-based compensation	—	—	341	—	—	—	341
Vesting of restricted stock awards	—	—	(256)	—	256	—	—
Balance at December 31, 2015	—	67	2,691	123,526	(8,580)	1,224	118,928
Net income	—	—	—	14,913	—	—	14,913
Other comprehensive loss	—	—	—	—	—	(932)	(932)
Purchase of treasury stock	—	—	—	—	(2,587)	—	(2,587)
Sale of treasury stock	—	—	—	—	448	—	448
Cash dividends ($0.59 per share)	—	—	—	(3,666)	—	—	(3,666)
Amortization of stock-based compensation	—	—	419	—	—	—	419
Vesting of restricted stock awards	—	—	(282)	—	282	—	—
Balance at December 31, 2016	—	67	2,828	134,773	(10,437)	292	127,523
Net income	—	—	—	15,313	—	—	15,313
Reclassification adjustment for tax rate change	—	—	—	(161)	—	161	—
Other comprehensive income	—	—	—	—	—	524	524
Purchase of treasury stock	—	—	—	—	(3,631)	—	(3,631)
Sale of treasury stock	—	—	—	—	896	—	896
Shares issued in the acquisition of Waupaca Bancorporation, Inc. (653,523 shares)	—	7	24,677	—	—	—	24,684
Cash dividends ($0.64 per share)	—	—	—	(4,046)	—	—	(4,046)
Amortization of stock-based compensation	—	—	465	—	—	—	465
Vesting of restricted stock awards	—	—	(442)	—	442	—	—
Balance at December 31, 2017	$—	$74	$27,528	$145,879	$(12,730)	$977	$161,728

See accompanying notes to consolidated financial statements.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Bank First National Corporation and Subsidiaries

Consolidated Statements of Cash Flows continued
(in thousands)
	Years Ended December 31
	2017	2016	2015
Cash flows from operating activities:
Net income	$15,313	$14,913	$13,395
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	1,055	320	1,008
Depreciation and amortization of premises and equipment	1,126	900	894
Amortization of intangibles	132	18	18
Net amortization of securities	678	975	935
Amortization of stock-based compensation	465	419	341
Net change in deferred loan fees and costs	651	(167)	(199)
Expense (benefit) for deferred income taxes	624	(66)	218
Change in fair value of mortgage servicing rights (MSR) and other	224	558	512
Loss from sale and disposal of premises and equipment	—	9	64
(Gain) loss on sale of other real estate owned and valuation allowance	(49)	31	(3)
Proceeds from sales of mortgage loans	51,365	84,526	49,312
Originations of mortgage loans held for sale	(50,898)	(83,776)	(49,434)
Gain on sales of mortgage loans	(895)	(1,042)	(674)
Realized loss on sale of securities available for sale	32	225	—
Undistributed income of UFS joint venture	(2,390)	(2,133)	(2,165)
Undistributed income of Ansay joint venture	(1,663)	(1,583)	(538)
Net earnings on life insurance	(549)	(534)	(529)
Decrease (increase) in other assets	278	29	(404)
Increase (decrease) in other liabilities	4,450	793	(136)
Net cash provided by operating activities	19,949	14,415	12,615
Cash flows from investing activities, net of effects of business combination:
Activity in securities available for sale and held to maturity:
Sales	48,906	9,237	—
Maturities, prepayments, and calls	12,970	21,493	19,862
Purchases	(49,594)	(44,671)	(41,656)
Net increase in loans	(48,107)	(69,489)	(84,400)
Dividends received from UFS	915	814	731
Dividends received from Ansay	964	933	651
Proceeds from sale of loans acquired in business combination	13,000	—	—
Proceeds from sale of other real estate owned	329	724	1,856
Capital expenditures on real estate held	—	(50)	—
Sales (Purchases) of other investments	500	(750)	(2,380)
Proceeds from sale of premises and equipment	—	—	309
Purchases of premises and equipment	(2,825)	(1,272)	(3,075)
Net cash used in business combination	(19,882)	—	—
Net cash used in investing activities	(42,824)	(83,031)	(108,102)

See accompanying notes to consolidated financial statements.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Bank First National Corporation and Subsidiaries

Consolidated Statements of Cash Flows continued
(in thousands)

	Years Ended December 31
	2017	2016	2015
Cash flows from financing activities, net of business combination:
Net increase in deposits	$34,014	$64,445	$107,833
Net (decrease) increase in securities sold under repurchase agreements	(2,538)	4,489	15,104
Proceeds from advances of borrowed funds	476,500	325,400	221,500
Repayment of borrowed funds	(476,500)	(325,400)	(221,500)
Proceeds from revolving line of credit	5,000	1,300	400
Repayment of revolving line of credit	—	(1,300)	(400)
Proceeds from note payable	3,500	—	—
Proceeds from subordinated debt	11,500	—	—
Dividends paid	(4,046)	(3,666)	(3,208)
Proceeds from sales of common stock	896	448	991
Repurchase of common stock	(3,631)	(2,587)	(1,442)
Net cash provided by financing activities	44,695	63,129	119,278
Net increase (decrease) in cash and cash equivalents	21,820	(5,487)	23,791
Cash and cash equivalents at beginning	80,157	85,644	61,853
Cash and cash equivalents at end	$101,977	$80,157	$85,644
Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$6,751	$5,793	$5,077
Income taxes	7,981	8,202	8,146
Supplemental schedule of noncash activities:
Loans transferred to other real estate owned	2,259	433	765
Mortgage servicing rights resulting from sale of loans	428	660	428
Amoritization of unrealized holding gains on securities transferred from available for sale to held to maturity recognized in other comprehensitve income, net of tax	(80)	(109)	(154)
Change in unrealized loss on investment securities available for sale, net of tax	604	(823)	(57)
Acquisition:
Fair value of assets acquired	$418,235	$—	$—
Fair value of liabilities assumed	347,276	—	—
Net assets acquired	$70,959	$—	$—
Common stock issued in acquisition	24,684	—	—
See accompanying notes to consolidated financial statements.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Bank First National Corporation and Subsidiaries

Notes to Consolidated Financial Statements
Note 1   Summary of Significant Accounting Policies
The accounting and reporting policies of Bank First National Corporation and Subsidiaries (Corporation) conform to generally accepted accounting principles (GAAP) in the United States and general practices within the financial institution industry. Significant accounting and reporting policies are summarized below.
Principles of Consolidation
The consolidated financial statements include the accounts of the Corporation and its wholly owned subsidiaries, Veritas Asset Holdings, LLC (Veritas) and Bank First National (Bank). The Bank’s wholly owned subsidiaries are Bank First Investments, Inc. and TVG Holdings, Inc. (TVG). All significant intercompany balances and transactions have been eliminated. The Bank has two investments in minority-owned subsidiaries that are accounted for using the equity method in the consolidated financial statements. The Bank owns 49.8% of UFS, LLC (UFS) which provides data processing solutions to over 50 banks in the Midwest. The Bank also owns 30.0% (28.8% as of December 31, 2016) of Ansay & Associates, LLC (Ansay) providing clients throughout the Midwest with superior insurance and risk management solutions.
Organization
The Corporation provides a variety of financial services to individual and business customers in Northeastern Wisconsin through the Bank. The Bank is subject to competition from other traditional and nontraditional financial institutions and is also subject to the regulations of certain federal agencies and undergoes periodic examinations by those regulatory authorities including the Office of the Comptroller of the Currency and the Federal Reserve Bank.
Use of Estimates in Preparation of Financial Statements
The preparation of the accompanying consolidated financial statements in conformity with GAAP in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates. The allowance for loan losses, carrying value of real estate owned, carrying value of goodwill, fair value of mortgage servicing rights, and fair values of financial instruments are inherently subjective and are susceptible to significant change.
Business Combinations
The Corporation accounts for business combinations under the acquisition method of accounting in accordance with Accounting Standards Codification (ASC) 805, Business Combinations (ASC 805). The Corporation recognizes the full fair value of the assets acquired and liabilities assumed and immediately expenses transaction costs. There is no separate recognition of the acquired allowance for loan losses on the acquirer’s balance sheet as credit related factors are incorporated directly into the fair value of the net tangible and intangible assets acquired. If the amount of consideration exceeds the fair value of assets purchased less the fair value of liabilities assumed, goodwill is recorded. Alternatively, if the amount by which the fair value of assets purchased exceeds the fair value of liabilities assumed and consideration paid, a gain (bargain purchase gain) is recorded. Fair values are subject to refinement for up to one year after the closing date of an acquisition as information relative to closing date fair values becomes available. Results of operations of the acquired business are included in the statement of income from the effective date of the acquisition. Additional information regarding acquisitions is provided in Note 2.
Cash and Cash Equivalents
For purposes of reporting cash flows in the consolidated financial statements, cash and cash equivalents include cash on hand, interest-bearing and noninterest-bearing accounts in other financial

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Bank First National Corporation and Subsidiaries

Notes to Consolidated Financial Statements

institutions, and federal funds sold, all of which have original maturities of three months or less. Generally, federal funds are purchased and sold for one day periods. In the normal course of business, the Corporation maintains cash and due from bank balances with correspondent banks. Accounts at each institution that are insured by the Federal Deposit Insurance Corporation have up to $250,000 of insurance. Total uninsured balances held at December 31, 2017 and 2016 were approximately $3,244,000 and $5,420,000, respectively. The Bank is required to maintain noninterest-bearing deposits on hand or with the Federal Reserve Bank to meet specific reserve requirements. For December 31, 2017 and 2016 those required reserves were approximately $10,891,000 and $11,756,000, respectively.
Securities
Securities are classified as held to maturity or available for sale at the time of purchase. Investment securities classified as held to maturity, which management has the intent and ability to hold to maturity, are reported at amortized cost. Investment securities classified as available for sale, which management has the intent and ability to hold for an indefinite period of time, but not necessarily to maturity, are carried at fair value, with unrealized gains and losses, net of related deferred income taxes, included in stockholders’ equity as a separate component of other comprehensive income.
The net carrying value of debt securities classified as held to maturity or available for sale is adjusted for amortization of premiums and accretion of discounts utilizing the effective interest method over the expected estimated maturity. Such amortization and accretion is included as an adjustment to interest income from securities. Interest and dividends are included in interest income from securities.
Transfers of debt securities into the held to maturity classification from the available for sale classification are made at fair value as of the date of transfer. The unrealized holding gain or loss as of the date of transfer is retained in other comprehensive income and in the carrying value of the held to maturity securities, establishing the amortized cost of the security. These unrealized holding gains and losses as of the date of transfer are amortized or accreted over the remaining life of the security.
Unrealized gains or losses considered temporary and the noncredit portion of unrealized losses deemed other-than-temporary are reported as an increase or decrease in accumulated other comprehensive income. The credit related portion of unrealized losses deemed other-than-temporary is recorded in current period earnings. Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings. The Bank evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. As part of such monitoring, the credit quality of individual securities and their issuers are assessed. In addition, management considers the length of time and extent that fair value has been less than cost, the financial condition and near-term prospects of the issuer, and that the Corporation does not have the intent to sell the security and it is more likely than not that it will not have to sell the security before recovery of its cost basis. Adjustments to market value that are considered temporary are recorded as a separate component of equity, net of tax. If an impairment of security is identified as other-than-temporary based on information available such as the decline in the credit worthiness of the issuer, external market ratings or the anticipated or realized elimination of associated dividends, such impairments are further analyzed to determine if a credit loss exists. If there is a credit loss, it will be recorded in the consolidated statement of income in the period of identification.
Other Investments
Other investments are carried at cost, which approximates fair value, and consist of Federal Home Loan Bank of Chicago (FHLB) stock, Federal Reserve Bank stock, Bankers’ Bancorporation stock, investments in other private companies that do not have quoted market prices and preferred stock in a community development project. Other investments are evaluated for impairment at least on an annual basis.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Bank First National Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Loans Held for Sale
Loans originated and intended for sale in the secondary market, consisting of the current origination of certain fixed-rate mortgage loans, are carried at the lower of cost or estimated fair value in the aggregate. A gain or loss is recognized at the time of the sale reflecting the present value of the difference between the contractual interest rate of the loans sold and the yield to the investor, adjusted for the initial value of mortgage servicing rights associated with loans sold with servicing retained. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings.
Loans and Related Interest Income — Originated
Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoffs are generally reported at their outstanding unpaid principal balances adjusted for charge-offs and the allowance for loan losses. The accrual of interest on loans is calculated using the simple interest method on daily balances of the principal amount outstanding and is recognized in the period earned utilizing the loan convention applicable by loan type. Loan origination fees, net of certain direct loan origination costs, are deferred and recognized in interest income using the effective interest method over the estimated life of the loan.
The accrual of interest is discontinued when a loan becomes 90 days past due and is not both well collateralized and in the process of collection, or when management believes, after considering economic and business conditions and collection efforts, that the principal or interest will not be collectible in the normal course of business. When loans are placed on nonaccrual or charged off, all unpaid accrued interest is reversed and additional income is recorded only to the extent that payments are received and the collection of principal is reasonably assured. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current, when the obligation has performed in accordance with the contractual terms for a reasonable period of time, and future payments of principal and interest are reasonably assured. Loans are considered impaired if it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement. Total impaired loans are evaluated based on the fair value of the collateral rather than on discounted cash flow basis.
Loans and Related Interest Income — Acquired
The loans purchased in the 2017 acquisition were acquired loans. Acquired loans are recorded at their estimated fair value at the acquisition date, and are initially classified as either purchase credit impaired (PCI) loans (i.e. loans that reflect credit deterioration since origination and it is probable at acquisition that the Company will be unable to collect all contractually required payments) or purchased non-impaired loans (i.e. performing acquired loans).
PCI loans are accounted for under the accounting guidance for loans and debt securities acquired with deteriorated credit quality, found in FASB ASC Topic 310-30, Receivables — Loans and Debt Securities Acquired with Deteriorated Credit Quality. The Corporation estimates the amount and timing of expected principal, interest and other cash flows for each loan or pool of loans meeting the criteria above, and determines the excess of the loan’s scheduled contractual principal and contractual interest payments over all cash flows expected to be collected at acquisition as an amount that should not be accreted. These credit discounts (nonaccretable marks) are included in the determination of the initial fair value for acquired loans; therefore, an allowance for loan losses is not recorded at the acquisition date. Differences between the estimated fair values and expected cash flows of acquired loans at the acquisition date that are not credit-based (accretable marks) are subsequently accreted to interest income over the estimated life of the loans using a method that approximates a level yield method if the timing and amount of the future cash flows is reasonably estimable. Subsequent to the acquisition date for PCI loans, increases in cash flows over those expected at the acquisition date result in a move of the discount from nonaccretable to accretable. Decreases in expected cash flows after the acquisition date are recognized through the provision for loan losses.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Bank First National Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Performing acquired loans are accounted for under FASB ASC Topic 310-20, Receivables — Nonrefundable Fees and Other Costs. Performance of certain loans may be monitored and based on management’s assessment of the cash flows and other facts available, portions of the accretable difference may be delayed or suspended if management deems appropriate. The Company’s policy for determining when to discontinue accruing interest on performing acquired loans and the subsequent accounting for such loans is essentially the same as the policy for originated loans described above.
Allowance for Loan Losses — Originated
The allowance for loan losses (ALL) is established through a provision for loan losses charged to expense as losses are estimated to have occurred. Loan losses are charged against the allowance when management believes that the collectability of the principal is unlikely. Subsequent recoveries, if any, are credited to the allowance.
Management regularly evaluates the allowance for loan losses using general economic conditions, the Corporation’s past loan loss experience, composition of the portfolio, and other relevant factors. This evaluation is inherently subjective since it requires material estimates that may be susceptible to significant change.
The ALL consists of specific reserves for certain impaired loans and general reserves for non-impaired loans. Specific reserves reflect estimated losses on impaired loans from management’s analyses developed through specific credit allocations. The specific credit reserves are based on regular analyses of impaired non-homogenous loans greater than $250,000. These analyses involve a high degree of judgment in estimating the amount of loss associated with specific loans, including estimating the amount and timing of future cash flows and collateral values. The general reserve is based on the Bank’s historical loss experience which is updated quarterly. The general reserve portion of the ALL also includes consideration of certain qualitative factors such as 1) changes in lending policies and/or underwriting practices, 2) national and local economic conditions 3) changes in portfolio volume and nature, 4) experience, ability and depth of lending management and other relevant staff, 5) levels of and trends in past-due and nonaccrual loans and quality, 6) changes in loan review and oversight, 7) impact and effects of concentrations and 8) other issues deemed relevant.
Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgments of information available to them at the time of their examination.
Allowance for Loan Losses — Acquired
An ALL is calculated using a methodology similar to that described for originated loans. Performing acquired loans are subsequently evaluated for any required allowance at each reporting date. Such required allowance for each loan pool is compared to the remaining fair value discount for that pool. If greater, the excess is recognized as an addition to the allowance through a provision for loan losses. If less than the discount, no additional allowance is recorded. Charge-offs and losses first reduce any remaining fair value discount for the loan pool and once the discount is depleted, losses are applied against the allowance established for that pool.
For PCI loans after acquisition, cash flows expected to be collected are recast for each loan periodically as determined appropriate by management. If the present value of expected cash flows for a loan is less than its carrying value, impairment is reflected by an increase in the ALL and a charge to the provision for loan losses. If the present value of the expected cash flows for a loan is greater than its carrying value, any previously established ALL is reversed and any remaining difference increases the accretable yield which

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Bank First National Corporation and Subsidiaries

Notes to Consolidated Financial Statements

will be taken into income over the remaining life of the loan. Loans which were considered troubled debt restructurings by Waupaca Bancorporation, Inc. prior to the acquisition is not required to be classified as troubled debt restructurings in the Corporation’s consolidated financial statements unless or until such loans would subsequently meet criteria to be classified as such, since acquired loans were recorded at their estimated fair values at the time of the acquisition.
Premises and Equipment
Premises and equipment are stated at cost less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets. Premises and equipment acquired in the 2017 acquisition were recorded at estimated fair value on the date of acquisition. Maintenance and repair costs are charged to expense as incurred. Gains or losses on disposition of premises and equipment are reflected in income. Premises and equipment, and other long-term assets, are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.
Depreciation expense is computed using the straight-line method over the following estimated useful lives.
Buildings and improvements	40 years
Land improvements	20 years
Furniture, fixtures and equipment	2 – 7 years
Other Real Estate Owned
Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure less estimated costs to sell the asset, establishing a new cost basis. Any write downs at the time of foreclosure are charged to the allowance for loan loss. Other real estate owned (OREO) properties acquired in conjunction with the 2017 acquisition were recorded at fair value on the date of acquisition. Subsequent to foreclosure, valuations are periodically performed by management, and a valuation allowance is established if fair value declines below carrying value. Costs relating to the development and improvement of the property are capitalized. Revenue and expenses from operations and changes in the valuation allowance are included in other expenses.
Intangible Assets and Goodwill
Intangible assets consist of the value of core deposits and mortgage servicing assets and the excess of purchase price over fair value of net assets (goodwill). Core deposits are stated at cost less accumulated amortization and are amortized on a sum of the years digits basis over a period of one to ten years. See Note 2 for additional information on the 2017 acquisition.
Mortgage servicing rights are recognized as separate assets when rights are acquired through purchase or through sale of mortgage loans with servicing retained. Servicing rights acquired through sale of financial assets are recorded based on the fair value of the servicing right. The determination of fair value is based on a valuation model and includes stratifying the mortgage servicing rights by predominant characteristics, such as interest rates and terms, and estimating the fair value of each stratum based on the present value of estimated future net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income, such as costs to service, a discount rate, and prepayment speeds. Changes in fair value are recorded as an adjustment to earnings.
The Corporation performs a “qualitative” assessment of goodwill to determine whether further impairment testing of indefinite-lived intangible assets is necessary on at least an annual basis. If it is determined, as a result of performing a qualitative assessment over goodwill, that it is more likely than not that goodwill is impaired, management will perform an impairment test to determine if the carrying value of goodwill is realizable.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Bank First National Corporation and Subsidiaries

Notes to Consolidated Financial Statements

The Corporation evaluated goodwill and core deposit intangibles for impairment during 2017, 2016 and 2015, determining that there was no goodwill and core deposit intangible impairment.
Income Taxes
The Corporation files one consolidated federal income tax return and two state returns. Federal income tax expense is allocated to each subsidiary based on an intercompany tax sharing agreement.
Deferred tax assets and liabilities have been determined using the liability method. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities and the current enacted tax rates which will be in effect when these differences are expected to reverse. Provision (benefit) for deferred taxes is the result of changes in the deferred tax assets and liabilities.
Treasury Stock
Common stock shares repurchased by the Corporation are recorded as treasury stock at cost.
Securities Sold Under Repurchase Agreements
The Corporation sells securities under repurchase agreements. These transactions are accounted for as collateralized financing transactions and are recorded at the amounts at which the securities were sold. The Corporation may have to provide additional collateral to the counterparty, as necessary.
Off-Balance-Sheet Financial Instruments
In the ordinary course of business, the Corporation has entered into off-balance-sheet financial instruments including commitments to extend credit, unfunded commitments under lines of credit, and letters of credit. Such financial instruments are recorded in the consolidated financial statements when they are funded.
Advertising
Advertising costs are generally expensed as incurred.
Per Share Computations
Weighted average shares outstanding were 6,285,901, 6,220,694, and 6,291,319 for the years ended December 31, 2017, 2016 and 2015, respectively. All outstanding unvested share-based payment awards that contain rights to non-forfeitable dividends are considered participating securities for basic and diluted earnings per share calculations. There were no potentially dilutive instruments outstanding during the periods presented.
Loss Contingencies
Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe that there are any such matters that will have a material effect on the consolidated financial statements at December 31, 2017 and 2016.
Transfers of Financial Assets
Transfers of financial assets are accounted for as sales when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Bank, the transferee obtains the right, free of conditions that constrain it from taking advantage of that right, to pledge or exchange the transferred assets and the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before maturity.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Bank First National Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Comprehensive Income
GAAP normally requires that recognized revenues, expenses, gains and losses be included in net income. In addition to net income, another component of comprehensive income includes the after-tax effect of changes in unrealized gains and losses on available for sale securities. This item is reported as a separate component of stockholders’ equity. The Corporation presents comprehensive income in the statement of comprehensive income.
Stock-based Compensation
The Corporation uses the fair value method of recognizing expense for stock-based compensation based on the fair value of restricted stock awards at the date of grant as prescribed by accounting standards codification Topic 781-10 Compensation/Stock Compensation.
Mortgage Banking Derivatives
Commitments to fund mortgage loans (interest rate locks) to be sold into the secondary market and forward commitments for the future delivery of these mortgage loans are accounted for as free standing derivatives. Fair values of these mortgage derivatives are estimated based on changes in mortgage interest rates from the date the interest rate on the loan is locked. The Bank enters into forward commitments for the future delivery of mortgage loans when interest rate locks are entered into in order to hedge the change in interest rates resulting from its commitments to fund loans. The forward commitments for the future delivery of mortgage loans are based on the Bank’s “best efforts” and therefore the Bank is not penalized if a loan is not delivered to the investor if the loan did not get originated. Changes in the fair values of these derivatives generally offset each other and are included in “other income” in the consolidated statements of income.
New Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board (FASB) issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606) (ASU 2014-09). ASU 2014-09 implements a common revenue standard that clarifies the principles for recognizing revenue. The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. ASU 2015-14, Revenue from Contracts with Customers (Topic 606) (ASU 2015-14) was issued in August 2015 which defers adoption to annual reporting periods beginning after December 15, 2018 and interim reporting periods beginning after December 15, 2019. The timing of the Corporation’s revenue recognition is not expected to materially change. The Corporation’s largest portions of revenue, interest and fees on loans and gain on sales of loans, are specifically excluded from the scope of the guidance, and the Corporation currently recognizes the majority of the remaining revenue sources in a manner that management believes is consistent with the new guidance. Because of this, management believes that revenue recognized under the new guidance will generally approximate revenue recognized under current GAAP. These observations are subject to change as the evaluation is completed.
In January 2016, the FASB issued ASU 2016-01, Financial Instruments — Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities (ASU 2016-01). This guidance changes how entities account for equity investments that do not result in consolidation and are not accounted for under the equity method of accounting. Entities will be required to measure these investments at fair value at the end of each reporting period and recognize changes in fair value in net income. A practicability exception will be available for equity investments that do not have readily

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Bank First National Corporation and Subsidiaries

Notes to Consolidated Financial Statements

determinable fair values; however, the exception requires the Corporation to adjust the carrying amount for impairment and observable price changes in orderly transactions for the identical or a similar investment of the same issuer. This guidance also changes certain disclosure requirements and other aspects of current GAAP. This guidance is effective for fiscal years beginning after December 15, 2018 and for interim reporting periods beginning after December 15, 2019. Early adoption is permitted for only one of the six amendments. The adoption of this ASU is not expected to have a material impact on the Corporation’s consolidated financial statements.
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (ASU 2016-02). The new guidance establishes the principles to report transparent and economically neutral information about the assets and liabilities that arise from leases. Entities will be required to recognize the lease assets and lease liabilities that arise from leases in the statement of financial position and to disclose qualitative and quantitative information about lease transactions, such as information about variable lease payments and options to renew and terminate leases. This guidance is effective for fiscal years beginning after December 15, 2019 and interim reporting periods beginning after December 15, 2020. The Corporation is currently evaluating the impact of the adoption of ASU 2016-02 to determine the potential impact it will have on its consolidated financial statements. The Corporation’s assets and liabilities will increase based on the present value of the remaining lease payments for leases in place at the adoption date; however, this is not expected to be material to the Corporation’s results of operations.
In March 2016, the FASB issued ASU 2016-09, Compensation — Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting (ASU 2016-09). The new guidance simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Entities will be required to recognize the income tax effects of awards in the income statement when the awards vest or are settled. This guidance is effective for fiscal years beginning after December 15, 2017 and interim reporting periods beginning after December 31, 2018. The adoption of this ASU is not expected to have a significant impact on the Corporation’s consolidated financial statements.
In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The main objective of the ASU is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. To achieve this objective, the amendments in the ASU replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The ASU is effective for the Corporation for the fiscal year beginning after December 15, 2020, and interim periods within the fiscal year beginning after December 15, 2021. Early adoption is permitted for the fiscal year beginning after December 15, 2018, including interim periods within this fiscal year. The Corporation is currently evaluating the impact of ASU 2016-13 on the consolidated financial statements, although the general expectation in the banking industry is that the implementation of this standard will result in higher required balances in the allowance for loan losses.
In January 2017, the FASB issued ASU 2017-03, Accounting Changes and Error Corrections (Topic 250) and Investments — Equity Method and Joint Ventures (Topic 323). The amendments in the ASU add and amend SEC paragraphs pursuant to the SEC staff announcement at the September 22, 2016 and November 17, 2016, Emerging Issues Task Force (EITF) meetings. The September announcement is about the disclosure of the impact that recently issued accounting standards will have on the financial statements of a registrant when such standards are adopted in a future period. The announcement applies to ASU 2014-09, Revenue from Contracts with Customers (Topic 606); ASU 2016-02, Leases (Topic 842); and ASU 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments and to any subsequent amendments to these ASUs that are issued prior to their adoption. The November announcement made amendments to conform the SEC Observer comment on

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Bank First National Corporation and Subsidiaries

Notes to Consolidated Financial Statements

accounting for tax benefits resulting from investments in qualified affordable housing projects to the guidance issued in Accounting Standards Update No. 2014-01, Investments-Equity Method and Joint Ventures (Topic 323); Accounting for Investments in Qualified Affordable Housing Projects. This ASU is intended to improve transparency and is effective upon issuance. The adoption of this ASU is not anticipated to have a material impact on the Corporation’s consolidated financial statements other than to enhance the disclosures on the effects of new accounting pronouncements as they move closer to adoption in future periods.
In January 2017, the FASB issued ASU 2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. The amendments in this ASU were issued to address concerns over the cost and complexity of the two-step goodwill impairment test and resulted in the removal of the second step of the test. The amendments require an entity to apply a one-step quantitative test and record the amount of goodwill impairment as the excess of a reporting unit’s carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. The new guidance does not amend the optional qualitative assessment of goodwill impairment. This ASU is intended to reduce the cost and complexity of the two-step goodwill impairment test and is effective for annual and interim goodwill impairment tests in fiscal years beginning after December 15, 2021, with early adoption permitted for testing performed after January 1, 2017. Upon adoption, the amendments should be applied on a prospective basis and the entity is required to disclose the nature of and reason for the change in accounting principle upon transition. The adoption of this guidance is not expected to have a significant impact on the Corporation’s consolidated financial statements.
In March 2017, the FASB issued ASU 2017-08, Receivables — Nonrefundable Fees and Other Costs (Subtopic 310-20): Premium Amortization on Purchased Callable Debt Securities. The amendments in this ASU shorten the amortization period for certain callable debt securities held at a premium. Specifically, the amendments require the premium to be amortized to the earliest call date. The amendments do not require an accounting change for securities held at a discount as discounts continue to be accreted to maturity. This ASU is intended to more closely align the amortization period of premiums and discounts to expectations incorporated in market pricing on the underlying securities. In most cases, market participants price securities to the call date that produces the worst yield when the coupon is above current market rates and prices securities to maturity when the coupon is below market rates. As a result, the amendments more closely align interest income recorded on bonds held at a premium or a discount with the economics of the underlying instrument. This ASU is intended to reduce diversity in practice and is effective for fiscal years beginning after December 15, 2019, with early adoption permitted. Upon adoption, the amendments should be applied using a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. Additionally, in the period of adoption, an entity should provide disclosures about a change in accounting principles. The adoption of this guidance is not expected to have a significant impact on the Corporation’s consolidated financial statements.
In May 2017, the FASB issued ASU 2017-09, Compensation — Stock Compensation (Topic 718). The amendments in this ASU provide clarity about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting. The ASU is effective for all entities for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years with early adoption permitted. The Corporation is evaluating the impact this new standard will have on its consolidated financial statements.
In August 2017, the FASB issued ASU 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities. The amendments of this ASU better align an entity’s accounting and financial reporting for hedging activities with the economic objectives of those activities. The ASU is effective for fiscal years beginning after December 15, 2019 and interim reporting periods beginning after December 15, 2020, with early adoption permitted. The Corporation is evaluating the impact this new standard with have on its consolidated financial statements.
In February 2018, the FASB issued ASU 2018-02, Certain Income Tax Effects within Accumulated Other Comprehensive Income. The amendments in this ASU allow entities to release the income tax effects

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Bank First National Corporation and Subsidiaries

Notes to Consolidated Financial Statements

from other comprehensive income that resulted from H.R.1, An Act to Provide for Reconciliation Pursuant to Titles II and V of the Concurrent Resolution on the Budget for Fiscal Year 2018 (Tax Cuts and Jobs Act). The Corporation elected, as allowed under this amendment, to reclassify the effects of the Tax Cuts and Jobs Act, totalling $161,000, from accumulated other comprehensive income to retained earnings during the year ended December 31, 2017.
In June 2018, the FASB issued ASU 2018-07, Stock Compensation — Improvements to Nonemployee Share-Based Payment Accounting, which simplifies several aspects of the account for nonemployee share-based payment transactions for acquiring goods or services from nonemployees. The amendment is effective for the fiscal years beginning after December 15, 2018, with early adoption permitted. The adoption of this guidance is not expected to have a significant impact on the Corporation’s consolidated financial statements.
Note 2   Acquisition
On October 27, 2017, the Corporation consummated its merger with Waupaca Bancorporation, Inc. (Waupaca), pursuant to the Agreement and Plan of Bank Merger by and between the Corporation and Waupaca dated May 12, 2017, (the Merger Agreement), whereby Waupaca was merged with and into the Corporation, and First National Bank, Waupaca’s wholly owned commercial bank subsidiary serving central Wisconsin, was merged with and into the Bank. The system integration was completed, and six branches of Waupaca opened, on October 30, 2017, as branches of the Bank, expanding its presence into Barron and Waupaca Counties, Wisconsin, bringing the Bank’s footprint to 18 branches as of December 31, 2017.
The purpose of the merger was for strategic reasons beneficial to the Corporation. The acquisition is consistent with its plan to drive growth and efficiency through increased scale, leverage the strengths of each bank across the combined customer base, enhance profitability, and add liquidity and shareholder value.
Pursuant to the terms of the Merger Agreement, Waupaca shareholders had the option to receive either 177.23 shares of the Corporation’s common stock or $6,203.16 in cash for each outstanding share of Waupaca common stock, and cash in lieu of any remaining fractional share. The stock versus cash elections by the Waupaca shareholders were subject to a maximum allowance of seventy percent of the total consideration being paid in cash. As a result of the Waupaca shareholder elections, the Corporation issued 653,523 shares of its common stock amounting to total common stock consideration of approximately $24,684,000 (based on $37.77 per share value.) Additionally $53,376,000 in cash was distributed to complete the merger. Direct stock issuance costs for the merger were immaterial and charged to operations as incurred.
The Corporation accounted for the transaction under the acquisition method of accounting, and thus, the financial position and results of operations of Waupaca prior to the consummation date were not included in the accompanying consolidated financial statements. The accounting required assets purchased and liabilities assumed to be recorded at their respective fair values at the date of acquisition. The Corporation determined the fair value of core deposit intangibles, securities, premises and equipment, loans, OREO, bank-owned life insurance (BOLI) and other assets and deposits with the assistance of third party valuations, appraisals, and third party advisors. The estimated fair values will be subject to refinement as additional information relative to the closing date fair values becomes available through the measurement period of approximately one year from consummation.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Bank First National Corporation and Subsidiaries

Notes to Consolidated Financial Statements

The fair value of the assets acquired and liabilities assumed on October 27, 2017 was as follows:
	As recorded by Waupaca Bancorporation, Inc.	Fair Value Adjustment	As recorded by Bank First National Corporation
	(In Thousands)
Cash, cash equivalents and securities	$62,174	$(400)	$61,774
Loans	337,548	1,716	339,264
Other real estate owned	3,348	(640)	2,708
Core deposit intangible	—	3,097	3,097
Fixed assets	7,661	(4,105)	3,556
Other assets	8,182	(346)	7,836
Total assets acquired	$418,913	$(678)	$418,235
Deposits	$344,798	$810	$345,608
Other liabilities	1,605	63	1,668
Total liabilities acquired	$346,403	$873	$347,276
Excess of assets acquired over liabilities acquired	$72,510	$(1,551)	$70,959
Less: purchase price			78,060
Goodwill			$7,101

Note 3   Securities
The following is a summary of available for sale securities (dollar amounts in thousands):
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2017
U.S. Treasury securities	$499	$—	$(1)	$498
Obligations of states and political subdivisions	58,026	1,467	(103)	59,390
Mortgage-backed securities	42,800	157	(322)	42,635
Corporate notes	16,602	—	(82)	16,520
Total available for sale securities	$117,927	$1,624	$(508)	$119,043
December 31, 2016
Obligations of states and political subdivisions	$73,238	$502	$(286)	$73,454
Mortgage-backed securities	26,029	271	(168)	26,132
Corporate notes	11,937	—	(198)	11,739
Total available for sale securities	$111,204	$773	$(652)	$111,325

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Bank First National Corporation and Subsidiaries

Notes to Consolidated Financial Statements

The following is a summary of held to maturity securities (dollar amounts in thousands):
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2017
U.S. Treasury securities	$25,426	$—	$(157)	$25,269
Obligations of states and political subdivisions	14,565	5	(31)	14,539
Total held to maturity securities	$39,991	$5	$(188)	$39,808
December 31, 2016
U.S. Treasury securities	$24,982	$29	$(192)	$24,819
Obligations of states and political subdivisions	6,576	12	(51)	6,537
Total held to maturity securities	$31,558	$41	$(243)	$31,356

At December 31, 2017, unrealized losses in the investment securities portfolio related to debt securities. The unrealized losses on these debt securities arose primarily due to changing interest rates and are considered to be temporary. From the December 31, 2017 tables above, 13 out of 14 U.S. Treasury securities, 17 out of 128 obligations of states and political subdivisions, 19 out of 50 mortgage-backed securities, and 3 out of 4 corporate notes contained unrealized losses. At December 31, 2017 and 2016, management has both the intent and ability to hold securities containing unrealized losses.
The following table shows the fair value and gross unrealized losses of securities with unrealized losses, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position (dollar amounts in thousands):
	Less Than 12 Months		Greater Than 12 Months		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2017 – Available for Sale
U.S. Treasury securities	$498	$(1)	$—	$—	$498	$(1)
Obligations of states and political subdivisions	3,700	(14)	2,765	(89)	6,465	(103)
Mortgage-backed securities	29,696	(250)	4,316	(72)	34,012	(322)
Corporate notes	12,642	(82)	—	—	12,642	(82)
Totals	$46,536	$(347)	$7,081	$(161)	$53,617	$(508)
December 31, 2017 – Held to Maturity
U.S. Treasury securities	$10,425	$(50)	$12,281	$(107)	$22,706	$(157)
Obligations of states and political subdivisions	1,609	(24)	218	(7)	1,827	(31)
Totals	$12,034	$(74)	$12,499	$(114)	$24,533	$(188)
December 31, 2016 – Available for Sale
Obligations of states and political subdivisions	$12,601	$(286)	$—	$—	$12,601	$(286)
Mortgage-backed securities	15,999	(168)	—	—	15,999	(168)
Corporate notes	11,639	(198)	—	—	11,639	(198)
Totals	$40,239	$(652)	$—	$—	$40,239	$(652)

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Bank First National Corporation and Subsidiaries

Notes to Consolidated Financial Statements

	Less Than 12 Months		Greater Than 12 Months		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2016 – Held to Maturity
U.S. Treasury securities	$14,750	$(192)	$—	$—	$14,750	$(192)
Obligations of states and political subdivisions	3,517	(51)	—	—	3,517	(51)
Totals	$18,267	$(243)	$—	$—	$18,267	$(243)

Contractual maturities will differ from expected maturities for mortgage-backed securities because borrowers may have the right to call or prepay obligations without penalties. The following is a summary of amortized cost and estimated fair value of securities, by contractual maturity, as of December 31, 2017 (dollar amounts in thousands):
	Available For Sale		Held to Maturity
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Due in one year or less	$4,680	$4,685	$3,728	$3,721
Due after one year through 5 years	19,445	19,522	13,476	13,439
Due after 5 years through ten years	18,015	18,367	19,008	18,869
Due after 10 years	32,987	33,834	3,779	3,779
Subtotal	75,127	76,408	39,991	39,808
Mortgage-backed securities	42,800	42,635	—	—
Total	$117,927	$119,043	$39,991	$39,808

Following is a summary of the proceeds from sales of securities available for sale, as well as gross gains and losses, from the years ended December 31 (dollar amounts in thousands):
	2017	2016	2015
Proceeds from sales of securities	$48,906	$9,237	$—
Gross gains on sales	73	15	—
Gross losses on sales	(105)	(240)	—
As of December 31, 2017 and 2016, the carrying values of securities pledged to secure public deposits, securities sold under repurchase agreements, and for other purposes required or permitted by law were approximately $113,996,000 and $104,925,000, respectively.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Bank First National Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 4   Loans
The composition of loans at December 31 is as follows (dollar amounts in thousands):
	2017	2016
Commercial/industrial	$263,787	$202,275
Commercial real estate – owner occupied	418,928	280,081
Commercial real estate – non-owner occupied	225,290	171,357
Construction and development	75,907	51,904
Residential 1 – 4 family	377,141	283,193
Consumer	33,471	28,418
Other	3,511	8,866
Subtotals	1,398,035	1,026,094
Less allowance for loan losses	11,612	10,728
Loans, net of allowance	1,386,423	1,015,366
Deferred loan fees and costs	(488)	163
Loans, net	$1,385,935	$1,015,529

A summary of the activity in the allowance for loan losses by loan type as of December 31, 2017 and December 31, 2016 is as follows (dollar amounts in thousands):
	Commercial/ Industrial	Commercial Real Estate – Owner Occupied	Commercial Real Estate – Non-Owner Occupied	Construction and Development	Residential 1 – 4 Family	Consumer	Other	Unallocated	Total
Allowance for loan losses – January 1, 2017	$1,905	$2,576	$1,900	$727	$2,685	$189	$84	$662	$10,728
Charge-offs	(4)	—	(1)	(15)	(141)	(7)	(50)	—	(218)
Recoveries	7	—	—	—	36	1	3	—	47
Provision	454	279	88	233	148	8	(14)	(141)	1,055
Allowance for loan losses – December 31, 2017	2,362	2,855	1,987	945	2,728	191	23	521	11,612
ALL ending balance individually evaluated for impairment	—	121	—	—	160	—	—	—	281
ALL ending balance collectively evaluated for impairment	$2,362	$2,734	$1,987	$945	$2,568	$191	$23	$521	$11,331
Loans outstanding – December 31, 2017	$263,787	$418,928	$225,290	$75,907	$377,141	$33,471	$3,511	$—	$1,398,035
Loans ending balance individually evaluated for impairment	—	275	—	—	709	—	—	—	984
Loans ending balance collectively evaluated for impairment	$263,787	$418,653	$225,290	$75,907	$376,432	$33,471	$3,511	$—	$1,397,051

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Bank First National Corporation and Subsidiaries

Notes to Consolidated Financial Statements

	Commercial/ Industrial	Commercial Real Estate – Owner Occupied	Commercial Real Estate – Non-Owner Occupied	Construction and Development	Residential 1 – 4 Family	Consumer	Other	Unallocated	Total
Allowance for loan losses – January 1, 2016	$2,064	$2,354	$1,399	$314	$2,913	$175	$67	$725	$10,011
Charge-offs	(6)	—	—	(28)	(168)	(12)	(24)	—	(238)
Recoveries	500	—	—	36	68	20	11	—	635
Provision	(653)	222	501	405	(128)	6	30	(63)	320
Allowance for loan losses – December 31, 2016	1,905	2,576	1,900	727	2,685	189	84	662	10,728
ALL ending balance individually evaluated for impairment	25	—	—	—	200	—	—	—	225
ALL ending balance collectively evaluated for impairment	$1,880	$2,576	$1,900	$727	$2,485	$189	$84	$662	$10,503
Loans outstanding – December 31, 2016	$202,275	$280,081	$171,357	$51,904	$283,193	$28,418	$8,866	$—	$956,641
Loans ending balance individually evaluated for impairment	1,891	—	—	25	1,122	—	—	—	3,038
Loans ending balance collectively evaluated for impairment	$200,384	$280,081	$171,357	$51,879	$282,071	$28,418	$8,866	$—	$1,023,056

A summary of past due loans as of December 31, 2017 are as follows (dollar amounts in thousands):
	30 – 89 Days Past Due Accruing	90 Days or more Past Due	Non-Accrual	2017 Total
Commercial/industrial	$740	$15	$6,473	$7,228
Commercial real estate – owner occupied	4,285	2,016	7,253	13,554
Commercial real estate – non-owner occupied	239	—	712	951
Construction and development	—	—	758	758
Residential 1 – 4 family	1,470	448	2,878	4,796
Consumer	38	7	53	98
Other	—	—	—	—
	$6,772	$2,486	$18,127	$27,385

A summary below of past due loans as of December 31, 2016 are as follows (dollar amounts in thousands):
	30 – 89 Days Past Due Accruing	90 Days or more Past Due	Non-Accrual	2016 Total
Commercial/industrial	$854	$—	$2	$856
Commercial real estate – owner occupied	—	—	—	—
Commercial real estate – non-owner occupied	—	—	—	—
Construction and development	—	—	—	—
Residential 1 – 4 family	850	25	568	1,443
Consumer	15	2	5	22
Other	—	—	—	—
	$1,719	$27	$575	$2,321

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Bank First National Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Credit Quality:
We utilize a numerical risk rating system for commercial relationships whose total indebtedness equals $250,000 or more. All other types of relationships (ex: residential and consumer under $250,000 of indebtedness) are assigned a “Pass” rating, unless they have fallen 90 days past due or more, at which time they receive a rating of 7. The Corporation uses split ratings for government guaranties on loans. The portion of a loan that is supported by a government guaranty is included with other Pass credits.
The determination of a commercial loan risk rating begins with completion of a matrix, which assigns scores based on the strength of the borrower’s debt service coverage, collateral coverage, balance sheet leverage, industry outlook, and customer concentration. A weighted average is taken of these individual scores to arrive at the overall rating. This rating is subject to adjustment by the loan officer based on facts and circumstances pertaining to the borrower. Risk ratings are subject to independent review.
Commercial borrowers with ratings between 1 and 5 are considered Pass credits, with 1 being most acceptable and 5 being just above the minimum level of acceptance.
Commercial borrowers rated 6 have potential weaknesses which may jeopardize repayment ability.
Borrowers rated 7 have a well-defined weakness or weaknesses such as the inability to demonstrate significant cash flow for debt service based on analysis of the company’s financial information. These loans remain on accrual status provided full collection of principal and interest is reasonably expected. Otherwise they are deemed impaired and placed on nonaccrual status. Borrowers rated 8 are the same as 7 rated credits with one exception: collection or liquidation in full is not probable.
The breakdown of loans by risk rating as of December 31, 2017 is as follows (dollar amounts in thousands):
	Pass (1 – 5)	6	7	8	Total
Commercial/industrial	$247,576	$1,222	$14,989	$—	$263,787
Commercial real estate – owner occupied	373,046	1,113	44,522	247	418,928
Commercial real estate – non-owner occupied	221,844	1,382	2,064	—	225,290
Construction and development	68,998	—	6,909	—	75,907
Residential 1 – 4 family	370,683	—	6,456	2	377,141
Consumer	33,426	—	43	2	33,471
Other	3,511	—	—	—	3,511
	$1,319,084	$3,717	$74,983	$251	$1,398,035

The breakdown of loans by risk rating as of December 31, 2016 is as follows (dollar amounts in thousands):
	Pass (1 – 5)	6	7	8	Total
Commercial/industrial	$188,088	$5,902	$8,285	$—	$202,275
Commercial real estate – owner occupied	269,252	1,884	8,945	—	280,081
Commercial real estate – non-owner occupied	171,357	—	—	—	171,357
Construction and development	51,904	—	—	—	51,904
Residential 1 – 4 family	281,659	—	1,411	123	283,193
Consumer	28,414	—	4	—	28,418
Other	8,866	—	—	—	8,866
	$999,540	$7,786	$18,645	$123	$1,026,094

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Bank First National Corporation and Subsidiaries

Notes to Consolidated Financial Statements

The ALL represents management’s estimate of probable and inherent credit losses in the loan portfolio. Estimating the amount of the ALL requires the exercise of significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on pools of homogenous loans based on historical loss experience, and consideration of other qualitative factors such as current economic trends and conditions, all of which may be susceptible to significant change. The loan portfolio also represents the largest asset on the consolidated balance sheets. Loan losses are charged off against the ALL, while recoveries of amounts previously charged off are credited to the ALL. A provision for loan losses (PFLL) is charged to operations based on management’s periodic evaluation of the factors previously mentioned, as well as other pertinent factors.
The ALL consists of specific reserves for certain individually evaluated impaired loans and general reserves for collectively evaluated non-impaired loans. Specific reserves reflect estimated losses on impaired loans from management’s analyses developed through specific credit allocations. The specific reserves are based on regular analyses of impaired, non-homogenous loans greater than $250,000. These analyses involve a high degree of judgment in estimating the amount of loss associated with specific loans, including estimating the amount and timing of future cash flows and collateral values. The general reserve is based in part on the Bank’s historical loss experience which is updated quarterly. The general reserve portion of the ALL also includes consideration of certain qualitative factors such as 1) changes in lending policies and/or underwriting practices, 2) national and local economic conditions, 3) changes in portfolio volume and nature, 4) experience, ability and depth of lending management and other relevant staff, 5) levels of and trends in past-due and nonaccrual loans and quality, 6) changes in loan review and oversight, 7) impact and effects of concentrations and 8) other issues deemed relevant.
There are many factors affecting ALL; some are quantitative while others require qualitative judgment. The process for determining the ALL (which management believes adequately considers potential factors which might possibly result in credit losses) includes subjective elements and, therefore, may be susceptible to significant change. To the extent actual outcomes differ from management estimates, additional PFLL could be required that could adversely affect the Corporation’s earnings or financial position in future periods. Allocations of the ALL may be made for specific loans but the entire ALL is available for any loan that, in management’s judgment, should be charged off or for which an actual loss is realized. As an integral part of their examination process, various regulatory agencies review the ALL as well. Such agencies may require that changes in the ALL be recognized when such regulators’ credit evaluations differ from those of management based on information available to the regulators at the time of their examinations.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Bank First National Corporation and Subsidiaries

Notes to Consolidated Financial Statements

A summary of impaired loans individually evaluated as of December 31, 2017 is as follows (dollar amounts in thousands):
	Commercial/ Industrial	Commercial Real Estate – Owner Occupied	Commercial Real Estate – Non-Owner Occupied	Construction and Development	Residential 1 – 4 Family	Consumer	Other	Unallocated	Total
With an allowance recorded:
Recorded investment	$—	$275	$—	$—	$523	$—	$—	$—	$798
Unpaid principal balance	—	275	—	—	523	—	—	—	798
Related allowance	—	121	—	—	160	—	—	—	281
With no related allowance recorded:
Recorded investment	$—	$—	$—	$—	$186	$—	$—	$—	$186
Unpaid principal balance	—	—	—	—	186	—	—	—	186
Related allowance	—	—	—	—	—	—	—	—	—
Total:
Recorded investment	$—	$275	$—	$—	$709	$—	$—	$—	$984
Unpaid principal balance	—	275	—	—	709	—	—	—	984
Related allowance	—	121	—	—	160	—	—	—	281
Average recorded investment	$946	$138	$—	$13	$916	$—	$—	$—	$2,013
A summary of impaired loans individually evaluated as of December 31, 2016 is as follows (dollar amounts in thousands):
	Commercial/ Industrial	Commercial Real Estate – Owner Occupied	Commercial Real Estate – Non-Owner Occupied	Construction and Development	Residential 1 – 4 Family	Consumer	Other	Unallocated	Total
With an allowance recorded:
Recorded investment	$1,875	$—	$—	$—	$540	$—	$—	$—	$2,415
Unpaid principal balance	1,875	—	—	—	540	—	—	—	2,415
Related allowance	25	—	—	—	200	—	—	—	225
With no related allowance recorded:
Recorded investment	$16	$—	$—	$25	$582	$—	$—	$—	$623
Unpaid principal balance	16	—	—	25	582	—	—	—	623
Related allowance	—	—	—	—	—	—	—	—	—
Total:
Recorded investment	$1,891	$—	$—	$25	$1,122	$—	$—	$—	$3,038
Unpaid principal balance	1,891	—	—	25	1,122	—	—	—	3,038
Related allowance	25	—	—	—	200	—	—	—	225
Average recorded investment	$946	$140	$—	$13	$1,086	$—	$—	$—	$2,184

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Bank First National Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Interest recognized while these loans were impaired is considered immaterial to the consolidated financial statements for the years ended December 31, 2017 and 2016.
The following table presents loans acquired with deteriorated credit quality as of December 31, 2017. No loans in this table had a related allowance at December 31, 2017, and therefore, the below disclosures were not expanded to include loans with and without a related allowance.
	Recorded Investment	Unpaid Principal Balance
Commercial/industrial	$628	$738
Commercial real estate – owner occupied	2,609	2,951
Commercial real estate – non-owner occupied	712	1,213
Construction and development	758	884
Residential 1 – 4 family	2,153	3,108
Consumer	6	16
Other	—	—
	$6,866	$8,910

Due to the nature of these loan relationships, prepayment expectations have not been considered in the determination of future cash flows. Management regularly monitors these loan relationships, and if information becomes available that indicates expected cash flows will differ from initial expectations, it may necessitate reclassification between accretable and non-accretable components of the original discount calculation.
The following table represents the change in the accretable and non-accretable components of discounts on loans acquired with deteriorated credit quality during the year ended December 31, 2017:
	Accretable discount	Non- Accretable discount
Balance at beginning of period	$—	$—
Acquired balance, net	1,673	2,848
Reclassification between accretable and non-accretable	—	—
Accretion to loan interest income	(8)	—
Disposals of loans	(1,082)	(2,048)
Balance at end of period	$583	$800

A troubled debt restructuring (TDR) includes a loan modification where u borrower is experiencing financial difficulty and we grant a concession to that borrower that we would not otherwise consider except for the borrower’s financial difficulties. A TDR may be either on accrual or nonaccrual status based upon the performance of the borrower and management’s assessment of collectability. If a TDR is placed on nonaccrual status, it remains there until a sufficient period of performance under the restructured terms has occurred at which time it is returned to accrual status, generally six months. As of December 31, 2017 and 2016 the Corporation had specific reserves of  $-0- and $25,000 for TDR’s respectively, and none of them have subsequently defaulted.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Bank First National Corporation and Subsidiaries

Notes to Consolidated Financial Statements

The Corporation did not have any troubled debt restructurings during the year ended December 31, 2017. The following table presents the troubled debt restructurings during the year ended December 31, 2016:
(dollar amounts in thousands)	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Commercial/Industrial	1	$1,875	$1,875
Construction and development	1	$53	$25
Residential 1 – 4 family	1	$178	$178
Note 5   Related Party Matters
Directors, executive officers, and principal shareholders of the Corporation, including their families and firms in which they are principal owners, are considered to be related parties. Loans to officers, directors, and shareholders owning 10% or more of the Corporation, that we are aware of, were made on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others and did not involve more than the normal risk of collectability or present other unfavorable features.
A summary of loans to directors, executive officers, principal shareholders, and their affiliates for the years ended December 31 is as follows (dollar amounts in thousands):
	2017	2016
Balances at beginning	$50,245	$34,434
New loans and advances	28,473	27,453
Repayments	(12,969)	(11,642)
Balance at end	$65,749	$50,245

Deposits from directors, executive officers, principal shareholders, and their affiliates totaled approximately $12,094,000 and $9,579,000 as of December 31, 2017 and 2016, respectively.
Note 6   Mortgage Servicing Rights
Loans serviced for others are not included in the accompanying consolidated balance sheets. Mortgage servicing rights (MSRs) are recognized as separate assets when loans sold in the secondary market are sold with servicing retained. The Corporation utilizes a third party consulting firm to determine an accurate assessment of the mortgage servicing rights fair value. The third party firm collects relevant data points from numerous sources. Some of these data points relate directly to the pricing level or relative value of the mortgage servicing while other data points relate to the assumptions used to derive fair value. In addition, the valuation evaluates specific collateral types, and current and historical performance of the collateral in question. The valuation process focuses on the non-distressed secondary servicing market, common industry practices and current regulatory standards. The primary determinants of the fair value of mortgage servicing rights are servicing fee percentage, ancillary income, expected loan life or prepayment speeds, discount rates, costs to service, delinquency rates, foreclosure losses and recourse obligations. The valuation data also contains interest rate shock analyses for monitoring fair value changes in differing interest rate environments.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Bank First National Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Following is an analysis of activity for the years ended December 31 in servicing rights assets that are measured at fair value (dollar amounts in thousands):
	2017	2016
Fair value beginning of year	$2,406	$2,304
Servicing asset additions	428	660
Loan payments and payoffs	(440)	(544)
Changes in valuation inputs and assumptions used in the valuation model	216	(14)
Amount recognized through earnings	204	102
Fair value at end of year	$2,610	$2,406
Unpaid principal balance of loans serviced for others (in thousands)	$316,253	$305,605
Mortgage servicing rights as a percent of loans serviced for others	0.83	0.79
During the years ended December 31, 2017 and 2016, the Corporation utilized economic assumptions in measuring the initial value of MSRs for loans sold whereby servicing is retained by the Corporation. The economic assumptions used at December 31, 2017 and 2016 included constant prepayment speed of 9.5 and 11.3 months, respectively, and a discount rate of 10.00% and 10.00% respectively. The constant prepayment speeds are obtained from publicly available sources for each of the Federal National Mortgage Association (FNMA) loan programs that the Corporation originates under. The assumptions used by the Corporation are hypothetical and supported by a third party valuation. The Corporation’s methodology for estimating the fair value of MSRs is highly sensitive to changes in assumptions.
The carrying value of the mortgage servicing rights is included with intangible assets and approximates fair market value at December 31, 2017 and 2016. Changes in fair value are recognized through the income statement as loan servicing income.
Note 7   Premises and Equipment
An analysis of premises and equipment at December 31 follows (dollar amounts in thousands):
	2017	2016
Land and land improvements	$2,581	$1,948
Buildings and building improvements	19,182	14,052
Furniture and equipment	5,650	5,473
Totals	27,413	21,473
Less accumulated depreciation	8,835	8,150
Premises and equipment, net	$18,578	$13,323

Included in buildings and improvements at December 31, 2017 and 2016, is $1,884,000 and $64,000, respectively, in construction in progress. These amounts relate to branch locations which were under construction. These balances begin accumulating depreciation upon being placed in service.
Depreciation and amortization of premises and equipment charged to operating expense totaled approximately $1,126,000, $900,000, and $894,000 for the years ended December 31, 2017, 2016, and 2015, respectively.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Bank First National Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 8   Other Real Estate Owned
Changes in OREO for the years ended December 31 were as follows (dollar amounts in thousands):
	2017	2016
Beginning of year	$1,583	$1,855
Transfers in	2,259	433
Assets Acquired	2,708	—
Capitalized improvements	—	50
Valuation allowances	16	(37)
Gain (loss) on other real estate owned	33	6
Sales	(329)	(724)
End of year	$6,270	$1,583

Activity in the valuation allowance for the years ended December 31 was as follows (dollar amounts in thousands):
	2017	2016	2015
Beginning of year	$2,094	$2,142	$2,144
Additions charged to expense	—	37	28
Valuation relieved due to sale of OREO	(16)	(85)	—
End of year	$2,078	$2,094	$2,142

Note 9   Investment in Minority-owned Subsidiaries
The Corporation has a 49.8% membership interest in UFS. The business operations of UFS consist of providing data processing and other information technology services to the Corporation and other financial institutions. As of December 31, 2017 and 2016, UFS had total assets of  $20,803,000 and $18,064,000 and liabilities of  $2,641,000 and $3,042,000, respectively. The Corporation’s investment in UFS was $8,947,000 and $7,472,000 at December 31, 2017 and 2016, respectively. The investment is accounted for on the equity method. The Corporation’s undistributed earnings from its investment in UFS were approximately $2,390,000, $2,133,000, and $2,165,000 for the years ended December 31, 2017, 2016 and 2015, respectively. Data processing service fees paid by the Corporation to UFS were approximately $2,069,000, $1,563,000, and $1,176,000 for the years ended December 31, 2017, 2016 and 2015, respectively.
The Corporation has a contract with UFS that was renewed for five years on January 1, 2018.
The Corporation’s proportionate share of earnings of UFS flow through to its tax return. Deferred income taxes of approximately $679,000 and $886,000 were provided to account for the difference in the tax and book basis of assets and liabilities held at UFS at December 31, 2017 and 2016, respectively. During 2017, 2016 and 2015, the Corporation received $915,000, $814,000 and $731,000 in dividends from UFS, respectively.
TVG, the insurance subsidiary of the Bank, has a 30.0% (up from 28.8% at December 31, 2016) investment in Ansay. Ansay is a family-owned independent insurance agency that has operated in southeastern Wisconsin since 1946, managing the insurance and risk needs of commercial and personal insurance clients in Wisconsin and the Midwest. As of December 31, 2017 and 2016, Ansay had total assets of  $43,339,000 and $41,711,000 and liabilities of  $26,356,000 and $25,524,000, respectively. The Corporation’s investment in Ansay, which is accounted for using the equity method, was $12,568,000 and $11,869,000 at December 31, 2017 and 2016, respectively. The Corporation recognized undistributed earnings of approximately $1,663,000, $1,583,000 and $538,000 and received dividends of  $964,000, $933,000 and $651,000 from its investment in Ansay during the years ended December 31, 2017, 2016 and 2015, respectively.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Bank First National Corporation and Subsidiaries

Notes to Consolidated Financial Statements

As of December 31, 2017 and 2016, Ansay had term loans with the Bank totaling approximately $14,100,000 and $16,694,000, respectively. Ansay has an available revolving line of credit of  $1.0 million with the Corporation with no amounts outstanding as of December 31, 2017 and 2016.
Ansay maintained deposits at the Bank totaling $6,919,000 and $5,047,000 as of December 31, 2017 and 2016, respectively.
The CEO of Ansay, Michael G. Ansay, serves as Chairman of the Board of the Corporation. As a related party, during 2017, 2016 and 2015 the Corporation purchased director and officer fidelity bond and commercial insurance coverage through Ansay spending approximately $164,000, $129,000 and $198,000, respectively.
The Corporation’s proportionate share of earnings of Ansay flow through to its tax return. Deferred income taxes of approximately $696,000 and $1,069,000 were provided to account for the difference in the tax and book basis of assets and liabilities held at Ansay as of December 31, 2017 and 2016, respectively.
Note 10   Identifiable Intangible Assets
The gross carrying amount and accumulated amortization of intangible assets (excluding goodwill) for the years ended December 31 are as follows (dollar amounts in thousands):
	2017		2016
	Gross Carrying Amount	Intangible Accumulated Amortization	Gross Carrying Amount	Intangible Accumulated Amortization
Core deposit intangible	$3,097	$129	$232	$229
Mortgage servicing rights	2,610	—	2,406	—
Totals	$5,707	$129	$2,638	$229

Amortization expense was $132,000 for year ended December 31, 2017 and $18,000 for each of the years ended December 31, 2016 and 2015.
Mortgage servicing rights are carried at fair value; therefore, there is no amortization expense. The following table shows the estimated future amortization expense of amortizing intangible assets. The projections of amortization expense are based on existing asset balances as of December 31, 2017 (dollar amounts in thousands):
Core Deposit Intangible
2018	$756
2019	645
2020	535
2021	424
2022	313
Thereafter	295
Total	$2,968

Note 11   Goodwill
Goodwill was $15,085,000 at December 31, 2017 and $7,984,000 at December 31, 2016. As detailed in Note 2, there were additions to the carrying amount of goodwill in 2017 of approximately $7,101,000 related to the Waupaca acquisition.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Bank First National Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 12   Deposits
The composition of deposits at December 31 is as follows (dollar amounts in thousands):
	2017	2016
Noninterest-bearing demand deposits	$436,616	$326,153
Interest-bearing demand deposits	114,733	87,544
Savings deposits	580,665	536,828
Time deposits	374,628	176,495
Total deposits	$1,506,642	$1,127,020

Time deposits of  $250,000 or more were approximately $58,168,000 and $32,414,000 at December 31, 2017 and 2016, respectively.
The scheduled maturities of time deposits at December 31, 2017, are summarized as follows (dollar amounts in thousands):
2018	$226,313
2019	85,579
2020	30,430
2021	23,433
2022	8,563
Thereafter	310
Total	$374,628

Note 13   Securities Sold Under Repurchase Agreements
Securities sold under repurchase agreements have contractual maturities up to one year from the transaction date with variable and fixed rate terms. The agreements to repurchase securities require that the Corporation (seller) repurchase identical securities as those that are sold. The securities underlying the agreements were under the Corporation’s control.
Information concerning securities sold under repurchase agreements at December 31 consists of the following (dollar amounts in thousands):
	2017	2016	2015
Outstanding balance at the end of the year	$47,568	$50,106	$45,617
Weighted average interest rate at the end of the year	1.44%	0.69%	0.20%
Average balance during the year	$26,537	$24,646	$31,695
Average interest rate during the year	1.01%	0.28%	0.22%
Maximum month end balance during the year	$53,745	$50,106	$59,560
Note 14   Notes Payable
The Bank had no advances outstanding from FHLB at December 31, 2017 or 2016. From time to time the Bank utilized short-term FHLB advances to fund liquidity during 2017 and 2016.
At December 31, 2017 and 2016, respectively, total loans available to be pledged as collateral on FHLB borrowings were approximately $564.4 and $525.8 million and, of that total, $262.4 and $351.9 million qualified as eligible collateral. The Bank owned $4.5 million and $5.0 million of FHLB stock at December 31, 2017 and 2016, respectively. As of December 31, 2017 and 2016, the Bank had $20.7 and $21.5 million of credit outstanding from the FHLB, respectively, which consisted entirely of letters of

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Bank First National Corporation and Subsidiaries

Notes to Consolidated Financial Statements

credit. At December 31, 2017 and 2016, the Bank had available liquidity of  $241.7 and $330.4 million for future draws, respectively. FHLB stock is included in other investments at December 31, 2017 and 2016. This stock is recorded at cost, which approximates fair value.
The Corporation maintains a $5,000,000 line of credit with a commercial bank. At December 31, 2017 and 2016, the Corporation had outstanding balances on this note of  $5,000,000 and $-0-, respectively. The note requires monthly payments of interest at a variable rate (3.64% and 3.50% at December 31, 2017 and 2016, respectively) with a floor of 3.50%, and is due in full on May 25, 2018.
The Corporation maintains a $5,000,000 line of credit with another commercial bank (reduced from $10,000,000 at December 31, 2016). There were no outstanding balances on this note at December 31, 2017 or 2016. Any future borrowings under this note would carry interest at a variable rate with a floor of 3.25%, due in full on May 19, 2018.
During September 2017 the Corporation entered into a term loan agreement with a commercial bank. The Corporation has up to twelve months from entering this agreement to borrow funds up to a maximum availability of  $5,000,000. As of December 31, 2017, the Corporation had borrowed $3,500,000 under this agreement. Borrowings bear interest at a variable rate (4.25% as of December 31, 2017) and are payable in thirty-six equal quarterly installments beginning with the first quarter after the twelve month draw period. This note matures during September 2027.
The following table shows the maturity schedule of the notes payable as of December 31, 2017 (in thousands).
Total
2018	$5,101
2019	328
2020	342
2021	357
2022	372
Thereafter	2,000
Total	$8,500

Note 15   Subordinated Debt
During September 2017, the Corporation entered into subordinated note agreements with three separate commercial banks. The Corporation has up to twelve months from entering these agreements to borrow funds up to a maximum availability of  $22,500,000. As of December 31, 2017, the Corporation had borrowed $11,500,000 under these agreements. These notes were all issued with 10-year maturities, carry interest at a variable rate (5.00% as of December 31, 2017) payable quarterly, are callable on or after the sixth anniversary of their issuance dates, and qualify for Tier 2 capital for regulatory purposes.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Bank First National Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 16   Income Taxes
The components of the provision for income taxes for the years ended December 31 are as follows (dollar amounts in thousands):
	2017	2016	2015
Current tax expense:
Federal	$6,340	$6,034	$4,992
State	1,862	1,738	1,544
Total current	8,202	7,772	6,536
Deferred tax expenses (benefit):
Impact of change in tax rate from tax legislation	642	—	—
Federal	(12)	(53)	174
State	(6)	(13)	44
Total deferred	624	(66)	218
Total provision for income taxes	$8,826	$7,706	$6,754

A summary of the sources of differences between income taxes at the federal statutory rate and the provision for income taxes for the years ended December 31 follows (dollar amounts in thousands):
	2017	2016	2015
Tax expense at statutory rate	$8,449	$7,917	$7,052
Increase (decrease) in taxes resulting from:
Tax-exempt interest	(1,279)	(1,068)	(941)
State taxes (net of Federal benefit)	1,210	1,128	999
Cash surrender value of life insurance	(192)	(186)	(182)
ESOP dividend	(121)	(104)	(94)
Tax credits	(117)	(122)	(122)
Nondeductible expenses associated with acquisition	160	—	—
Deferred tax rate differential from tax legislation	642	—	—
Other	74	141	42
Total provision for income taxes	$8,826	$7,706	$6,754

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Bank First National Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Corporation’s assets and liabilities. Deferred taxes are included in other liabilities of the balance sheet. The major components of the net deferred tax asset (liability) as of December 31 are presented below (dollar amounts in thousands):
	2017	2016
Deferred tax assets:
Deferred compensation	$1,049	$1,385
Allowance for loan losses	3,163	4,306
Accrued vacation and severance	109	45
Other real estate owned	355	595
Other	121	114
Total deferred tax assets	4,797	6,445
Deferred tax liabilities:
Investment in acquisition and discount accretion	(112)	(132)
Mortgage servicing rights	(711)	(966)
Premises and equipment	(376)	(719)
Unrealized gain on securities available for sale	(366)	(188)
Other investments	(209)	(308)
Prepaid expenses	(307)	(35)
Investment in minority owned subsidiaries	(1,376)	(1,955)
Total deferred tax liabilities	(3,457)	(4,303)
Net deferred tax asset	$1,340	$2,142

Tax effects from an uncertain tax position can be recognized in the financial statements only if the position is more likely than not to be sustained on audit, based on the technical merits of the position. The Corporation recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority. When applicable, interest and penalties on uncertain tax positions are calculated based on the guidance from the relevant tax authority and included in income tax expense. At December 31, 2017 and 2016, there was no liability for uncertain tax positions. Federal income tax returns for 4 years ended December 31, 2014 through 2017 remain open and subject to review by applicable tax authorities. State income tax returns for 5 years ended December 31, 2013 through 2017 remain open and subject to review by applicable tax authorities.
On December 22, 2017, the President of the United States signed the Tax Cuts and Jobs Act which, among other provisions, reduces the corporate income tax rate from 35% to 21%. As a result of the newly enacted tax rate, the Corporation recorded a writedown to its net deferred tax asset of approximately $642,000. The write down resulted in an equivalent increase in tax expense.
Note 17   Employee Benefit Plans
Employee Stock Ownership Plan
The Corporation has a defined contribution profit sharing 401(k) plan which includes the provisions for an employee stock ownership plan (ESOP). The plan is available to all employees over 18 years of age after completion of three months of service. Employees participating in the plan may elect to defer a minimum of 2% of compensation up to the limits specified by law. All participants of the 401(k) plan are eligible for the ESOP and may allocate their contributions to purchase shares of the Corporation’s stock. As

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Bank First National Corporation and Subsidiaries

Notes to Consolidated Financial Statements

of December 31, 2017 and 2016, the plan held 557,548 and 541,016 shares, respectively. These shares are included in the calculation of the Corporation’s earnings per share. The Corporation may make discretionary contributions up to the limits established by IRS regulations. The discretionary match was 35% of participant contributions up to 10% of the employee’s salary in 2017, 2016, and 2015. The Corporation made additional discretionary contributions to the plan of  $532,000, $500,000, $378,000 in 2017, 2016 and 2015, respectively. Total expense associated with the plans was approximately $842,000, $767,000 and $624,000 in 2017, 2016 and 2015, respectively.
Share-based Compensation
The Corporation has made restricted share grants during 2017, 2016 and 2015 pursuant to the Bank First National Corporation 2011 Equity Plan. The purpose of the Plan is to provide financial incentives for selected employees and for the non-employee Directors of the Corporation, thereby promoting the long-term growth and financial success of the Corporation. The Corporation stock to be offered under the Plan pursuant to Stock Appreciation Rights (SAR), performance unit awards, and restricted stock and unrestricted Corporation stock awards must be Corporation stock previously issued and outstanding and reacquired by the Corporation. The number of shares of Corporation stock that may be issued pursuant to awards under the Plan shall not exceed, in the aggregate, 659,250. As of December 31, 2017, 142,465 shares of Corporation stock has been awarded under the Plan. Compensation expense for restricted stock is based on the fair value of the awards of Bank First National Corporation common stock at the time of grant. The value of restricted stock grants that are expected to vest is amortized into expense over the vesting periods. For the year ended December 31, 2017, 2016 and 2015, compensation expense of  $465,000, $419,000 and $341,000, respectively, was recognized related to restricted stock awards.
As of December 31, 2017, there was $1,027,000 of unrecognized compensation cost related to non-vested restricted stock awards granted under the plan. That cost is expected to be recognized over a weighted average period of 2.65 years. The aggregate grant date fair value of restricted stock awards that vested during 2017 was approximately $442,000.
	For the year ended December 31, 2017		For the year ended December 31, 2016
	Shares	Weighted – Average Grant – Date Fair Value	Shares	Weighted – Average Grant – Date Fair Value
Restricted Stock
Outstanding at beginning of year	59,543	$21.98	53,677	$18.90
Granted	15,975	35.00	21,635	26.63
Vested	(21,899)	20.20	(15,769)	17.86
Forfeited or cancelled	—	—	—	—
Outstanding at end of year	53,619	26.59	59,543	21.98

Deferred Compensation Plan
The Corporation has a deferred compensation agreement with one of its former executive officers. The benefits were payable beginning June 30, 2009, the date of termination of employment with the Corporation via retirement. The estimated annual cash benefit payment upon retirement at the age of 70 under the salary continuation plan is $108,011. The payoff is for the participant’s lifetime and is guaranteed to the participant or their surviving beneficiary for a minimum of 15 years. Related expense for this agreement was approximately $31,000, $35,000, and $39,000 for the years ended December 31, 2017, 2016 and 2015, respectively. The vested present value of future payments of approximately $602,000 and $678,000 at December 31, 2017 and 2016, respectively, is included in other liabilities. During 2017 and 2016 the discount rate used to present value the future payments of this obligation was 4.95%.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Bank First National Corporation and Subsidiaries

Notes to Consolidated Financial Statements

The Corporation has a nonqualified deferred compensation plan which permits eligible participants to defer a portion of their compensation. The benefits are generally payable beginning with the earlier of attaining age 70 or resignation from the Corporation. During 2017, this plan was amended to require that benefits paid from the plan be paid in shares of common stock of the Corporation. Prior to this amendment, benefit distributions could be paid either in shares of common stock, or a cash distribution equal to the accumulated value of the benefits owed. As of December 31, 2017 and 2016, the obligations under this plan were valued at $3,249,000 and $2,773,000, respectively, and were included in other liabilities. Expense associated with this plan was approximately $144,000, $585,000 and $264,000 in 2017, 2016 and 2015, respectively.
Note 18   Stockholders’ Equity and Regulatory Matters
The Bank, as a national bank, is subject to the dividend restrictions set forth by the Office of the Comptroller of the Currency. Under such restrictions, the Bank may not, without the prior approval of the Office of the Comptroller of the Currency, declare dividends in excess of the sum of the current year’s earnings (as defined) plus the retained earnings (as defined) from the prior two years. The dividends that the Bank could declare without the prior approval of the Office of the Comptroller of the Currency as of December 31, 2017 totaled approximately $34,774,000. The payment of dividends may be further limited because of the need for the Bank to maintain capital ratios satisfactory to applicable regulatory agencies.
The Corporation and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory — and possibly additional discretionary — actions by regulators that, if undertaken, could have a direct material effect on the Corporation’s consolidated financial statements and the Bank’s financial statements. These capital requirements were modified in 2013 with the Basel III capital rules, which establish a new comprehensive capital framework for U.S. banking organizations. The Corporation and Bank became subject to the new rules on January 1, 2015, with a phase-in period for many of the new provisions. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and the Bank must meet specific capital guidelines that involve quantitative measure of their assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and the classifications are also subject to qualitative judgment by the regulator in regards to components, risk weighting and other factors.
Quantitative measures established by regulation to ensure capital adequacy require the Corporation and the Bank to maintain minimum amounts and ratios (set forth in the table below) of Common Equity Tier 1 (CET1), Tier 1 and total capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital to average assets (as defined). It is management’s opinion, as of December 31, 2017, that the Corporation and the Bank meet all applicable capital adequacy requirements.
The Basel III capital rule requires that banking organizations maintain a minimum CET1 ratio of 4.5%, a Tier 1 capital ratio of 6.0%, and a total capital ratio of 8.0% to be considered “adequately capitalized.” The Basel III capital rule also includes a capital conservation buffer requirement above the minimum risk-based capital ratio requirements that banking organizations must meet in order to avoid limitations on capital distributions (including dividends and repurchases of any Tier 1 capital instrument, including common and qualifying preferred stock) and certain discretionary incentive compensation payments. The multi-year phase-in of the capital conservation buffer requirement began on January 1, 2016, and, for 2017, banking organizations are required to maintain a CET1 capital ratio of at least 5.125%, a Tier 1 capital ratio of at least 6.625%, and a total capital ratio of at least 8.625% to avoid limitations on capital distributions and certain discretionary incentive compensation payments. When fully phased-in on January 1, 2019, banking organizations must maintain a CET1 capital ratio of at least 7.0%, a Tier 1 capital ratio of at least 8.5%, and a total capital ratio of at least 10.5% to avoid limitations on capital distributions and certain discretionary incentive compensation payments.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Bank First National Corporation and Subsidiaries

Notes to Consolidated Financial Statements

As of December 31, 2017, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification which management believes have changed the Bank’s category.
The minimum amounts required for capital adequacy purposes and to be well capitalized under prompt corrective action provisions as well as the Corporation’s and the Bank’s actual capital amounts and ratios as of December 31 are presented in the following table (dollar amounts in thousands):
	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2017
Total capital (to risk-weighted assets):
Corporation	$165,809	10.80%	$122,868	8.00%	NA	NA
Bank	$171,642	11.20%	$122,643	8.00%	$153,304	10.00%
Tier 1 capital (to risk-weighted assets):
Corporation	$142,697	9.29%	$92,151	6.00%	NA	NA
Bank	$160,030	10.44%	$91,982	6.00%	$122,643	8.00%
Common Equity
Tier 1 capital (to risk-weighted assets):
Corporation	$142,697	9.29%	$69,113	4.50%	NA	NA
Bank	$160,030	10.44%	$68,987	4.50%	$99,647	6.50%
Tier 1 capital (to average assets):
Corporation	$142,697	8.47%	$67,415	4.00%	NA	NA
Bank	$160,030	9.56%	$66,984	4.00%	$83,780	5.00%
	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2016
Total capital (to risk-weighted assets):
Corporation	$129,974	11.69%	$88,966	8.00%	NA	NA
Bank	$126,685	11.41%	$88,789	8.00%	$110,986	10.00%
Tier 1 capital (to risk-weighted assets):
Corporation	$119,246	10.72%	$66,724	6.00%	NA	NA
Bank	$115,957	10.45%	$66,592	6.00%	$88,789	8.00%
Common Equity
Tier 1 capital (to risk-weighted assets):
Corporation	$119,246	10.72%	$50,043	4.50%	NA	NA
Bank	$115,957	10.45%	$49,944	4.50%	$72,141	6.50%
Tier 1 capital (to average assets):
Corporation	$119,246	8.94%	$53,340	4.00%	NA	NA
Bank	$115,957	8.72%	$53,214	4.00%	$66,518	5.00%

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Bank First National Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 19   Segment Information
Bank First National Corporation, through the branch network of its subsidiary, Bank First National, provides a full range of consumer and commercial financial institution services to individuals and businesses in Northeastern Wisconsin. These services include credit cards; secured and unsecured consumer, commercial, and real estate loans; demand, time, and savings deposits; and ATM processing. The Corporation also offers a full-line of insurance services through its equity investment in Ansay and offers data processing services through its equity investment in UFS.
While the Corporation’s chief decision makers monitor the revenue streams of various Corporation products and services, operations are managed and financial performance is evaluated on a Corporation-wide basis. Accordingly, all of the Corporation’s financial institution operations are considered by management to be aggregated in one reportable operating segment.
Note 20   Commitments and Contingencies
The Corporation enters into commitments to originate loans whereby the interest rate on the loan is determined prior to funding (rate lock commitments). Rate lock commitments on mortgage loans that are intended to be sold are considered to be derivatives. Accordingly, such commitments, along with any related fees received from potential borrowers, are recorded at fair value in derivative assets or liabilities, with changes in fair value recorded in the net gain or loss on sale of mortgage loans. Fair value is based on fees currently charged to enter into similar agreements and for fixed rate commitments also considers the difference between current levels of interest rates and committed rates. The notional amount of rate lock commitments at December 31, 2017 and 2016, respectively, was $3,186,000 and $5,551,000.
The Bank is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets.
The Bank’s exposure to credit loss is represented by the contractual or notional amount of these commitments. The Bank follows the same credit policies in making commitments as it does for on-balance-sheet instruments. Since some of the commitments are expected to expire without being drawn upon and some of the commitments may not be drawn upon to the total extent of the commitment, the notional amount of these commitments does not necessarily represent future cash requirements.
The following commitments were outstanding at December 31 (dollar amounts in thousands):
	Notional Amount
	2017	2016
Commitments to extend credit:
Fixed	$39,027	$33,398
Variable	264,995	228,760
Credit card arrangements	5,642	4,492
Letters of credit	25,904	25,909
Commitments to extend credit are agreements to lend to a customer at fixed or variable rates as long as there is no violation of any condition established in the contract. Commitments have fixed expiration dates or other termination clauses and may require payment of a fee. The amount of collateral obtained upon extension of credit is based on management’s credit evaluation of the customer. Collateral held varies but may include accounts receivable; inventory; property, plant, and equipment; real estate; and stocks and bonds.
Letters of credit include $12,564,000 of direct pay letters of credit and $13,340,000 of standby letters of credit. Direct pay letters of credit generally are issued to support the marketing of industrial development revenue and housing bonds and provide that all debt service payments will be paid by drawing

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Bank First National Corporation and Subsidiaries

Notes to Consolidated Financial Statements

on the letter of credit. The letter of credit draws are then repaid by draws from the customer’s bank account. Standby letters of credit are conditional lending commitments issued by the Corporation to guaranty the performance of a customer to a third party. Generally, all standby letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Corporation generally holds collateral supporting these commitments. The majority of the Corporation’s loans, commitments, and letters of credit have been granted to customers in the Corporation’s market area. The concentrations of credit by type are set forth in Note 4. Standby letters of credit were granted primarily to commercial borrowers. Management believes the diversity of the local economy will prevent significant losses in the event of an economic downturn.
Note 21   Fair Value of Financial Instruments
Accounting guidance establishes a fair value hierarchy to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value.
Level 1:
Quoted prices (unadjusted) or identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2:
Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3:
Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Information regarding the fair value of assets measured at fair value on a recurring basis is as follows (dollar amounts in thousands):
	Instruments Measured At Fair Value	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2017
Assets
Securities available for sale Obligations of states and political subdivisions	$59,390	$—	$58,890	$500
Mortgage-backed securities	42,635	—	42,635	—
Corporate notes	16,520	—	16,520	—
U.S. Treasury securities	498	—	498	—
Mortgage servicing rights	2,610	—	2,610	—
Liabilities
Salary continuation plan	602	—	602	—
December 31, 2016
Assets
Securities available for sale Obligations of states and political subdivisions	$73,454	$—	$72,444	$1,010
Mortgage-backed securities	26,132	—	26,132	—
Corporate notes	11,739	—	11,739	—
Mortgage servicing rights	2,406	—	2,406	—
Liabilities
Salary continuation plan	678	—	678	—

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Bank First National Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Fair value of assets measured on a recurring basis using significant unobservable inputs (Level 3) are as follows (dollar amounts in thousands):
	2017	2016
Total securities at beginning of year	$1,010	$1,010
Included in earnings	—	—
Included in other comprehensive income	—	—
Purchases, issuance, and settlements	—	—
Transfer in and/or out of level 3	(510)	—
Total securities at end of year	$500	$1,010

Information regarding the fair value of assets measured at fair value on a non-recurring basis is as follows (dollar amounts in thousands):
	Assets Measured At Fair Value	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2017
Other real estate owned	$6,270	$—	$—	$6,270
Impaired Loans, net of impairment reserve	18,372	—	—	18,372
	$24,642	$—	$—	$24,642
December 31, 2016
Other real estate owned	$1,583	$—	$—	$1,583
Impaired Loans, net of impairment reserve	2,190	—	—	2,190
	$3,773	$—	$—	$3,773

The following is a description of the valuation methodologies used by the Company for the items noted in the table above, including the general classification of such instruments in the fair value hierarchy. For individually evaluated impaired loans, the amount of impairment is based upon the present value of expected future cash flows discounted at the loan’s effective interest rate, the estimated fair value of the underlying collateral for collateral-dependent loans, or the estimated liquidity of the note. For OREO, the fair value is based upon the estimated fair value of the underlying collateral adjusted for the expected costs to sell. The following table shows significant unobservable inputs used in the fair value measurement of Level 3 assets:
	Valuation Technique	Unobservable Inputs	Range of Discounts	Weighted Average Discount
As of December 31, 2017
Other real estate owned	Third party appraisals, sales contracts or brokered price options	Collateral discounts and estimated costs to sell	0% – 100%	15.7%
Impaired loans	Third party appraisals and discounted cash flows	Collateral discounts and discount rates	0% – 100%	6.1%
As of December 31, 2016
Other real estate owned	Third party appraisals, sales contracts or brokered price options	Collateral discounts and estimated costs to sell	0% – 84%	4.4%
Impaired loans	Third party appraisals and discounted cash flows	Collateral discounts and discount rates	1% – 37%	9.3%

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Bank First National Corporation and Subsidiaries

Notes to Consolidated Financial Statements

The following methods and assumptions were used by the Corporation to estimate fair value of financial instruments.
Cash and cash equivalents — Fair value approximates the carrying amount.
Securities —  The fair value measurement is obtained from an independent pricing service and is based on recent sales of similar securities and other observable market data.
Loans held for sale — Fair value is based on commitments on hand from investors or prevailing market prices.
Loans — Fair value of variable rate loans that reprice frequently are based on carrying value. Fair value of other loans is estimated by discounting future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings. Fair value of impaired and other nonperforming loans are estimated using discounted expected future cash flows or the fair value of the underlying collateral, if applicable.
Other investments — The carrying amount reported in the consolidated balance sheets for other investments approximates the fair value of these assets.
Mortgage servicing rights — Fair values were determined using the present value of future cash flows.
Cash value of life insurance — The carrying amount approximates its fair value.
Deposits — Fair value of deposits with no stated maturity, such as demand deposits, savings, and money market accounts, by definition, is the amount payable on demand on the reporting date. Fair value of fixed-rate time deposits is estimated using discounted cash flows applying interest rates currently offered on similar time deposits.
Securities sold under repurchase agreements — The fair value of securities sold under repurchase agreements with variable rates or due on demand is the amount payable at the reporting date. The fair value of securities sold under repurchase agreements with fixed terms is estimated using discounted cash flows with discount rates at interest rates currently offered for securities sold under repurchase agreements of similar remaining values.
Notes payable and Subordinated notes — Rates currently available to the Corporation for debt with similar terms and remaining maturities are used to estimate fair value of existing debt. Fair value of borrowings is estimated by discounting future cash flows using the current rates at which similar borrowings would be made. Fair value of borrowed funds due on demand is the amount payable at the reporting date.
Off-balance-sheet instruments — Fair value is based on quoted market prices of similar financial instruments where available. If a quoted market price is not available, fair value is based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreement and the company’s credit standing. Since this amount is immaterial, no amounts for fair value are presented.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Bank First National Corporation and Subsidiaries

Notes to Consolidated Financial Statements

The carrying value and estimated fair value of financial instruments at December 31 follows (dollar amounts in thousands):
	2017		2016
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:
Cash and cash equivalents	$101,977	$101,977	$80,157	$80,157
Securities held to maturity	39,991	39,808	31,558	31,356
Securities available for sale	119,043	119,043	111,325	111,325
Loans, net	1,385,935	1,375,864	1,015,529	1,012,343
Other investments, at cost	7,226	7,226	6,088	6,088
Mortgage servicing rights	2,610	2,610	2,406	2,406
Cash surrender value of life insurance	23,722	23,722	20,549	20,549
Financial liabilities:
Deposits	$1,506,642	$1,454,580	$1,127,020	$1,097,042
Securities sold under repurchase agreements	47,568	47,568	50,106	50,106
Notes payable	8,500	8,500	—	—
Subordinated notes	11,500	11,500	—	—
The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Corporation’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. Consequently, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Corporation.
Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Corporation’s entire holdings of a particular instrument. Because no market exists for a significant portion of the Corporation’s financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters that could affect the estimates. Fair value estimates are based on existing on- and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments.
Deposits with no stated maturities are defined as having a fair value equivalent to the amount payable on demand. This prohibits adjusting fair value derived from retaining those deposits for an expected future period of time. This component, commonly referred to as a deposit base intangible, is neither considered in the above amounts nor is it recorded as an intangible asset on the consolidated balance sheet. Significant assets and liabilities that are not considered financial assets and liabilities include premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Bank First National Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 22   Parent Company Only Financial Statements
Balance Sheets
(in thousands)
	December 31
	2017	2016
Assets
Cash and cash equivalents	$360	$105
Investment in Bank	179,060	124,234
Investment in Veritas	2,367	2,830
Other assets	929	885
TOTAL ASSETS	$182,716	$128,054
Liabilities and Stockholders’ Equity
Liabilities
Notes payable	$8,500	$—
Subordinated notes	11,500	—
Other liabilities	988	531
Total liabilities	20,988	531
Stockholders’ equity:
Common stock	74	67
Additional paid-in capital	27,528	2,828
Retained earnings	145,879	134,773
Treasury stock, at cost	(12,730)	(10,437)
Accumulated other comprehensive income	977	292
Total stockholders’ equity	161,728	127,523
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$182,716	$128,054

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Bank First National Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Statements of Income
(in thousands)
	Years Ended December 31
	2017	2016	2015
Income:
Dividends received from Bank	$19,480	$6,350	$3,500
Rental income received from Bank	—	—	49
Equity in undistributed earnings of subsidiaries	(3,773)	8,866	10,132
Other income	—	—	29
Total income	15,707	15,216	13,710
Other expenses	648	499	469
Benefit for income taxes	(254)	(196)	(154)
Net income	$15,313	$14,913	$13,395

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Bank First National Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Statements of Cash Flows
(in thousands)
	Years Ended December 31
	2017	2016	2015
Cash flow from operating activities:
Net income	$15,313	$14,913	$13,395
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of premises and equipment	—	—	21
Gain from sale and disposal of premises and equipment	—	—	(29)
Stock compensation	465	419	341
Equity in (includes dividends) earnings of subsidiaries	(15,707)	(15,216)	(13,632)
Changes in other assets and liabilities:
Other assets	(44)	(107)	1
Other liabilities	457	(191)	(83)
Net cash provided by (used in) operating activities	484	(182)	14
Cash flows from investing activities, net of effects of business combination:
Sales of premises and equipment	—	—	240
Purchase of securities	—	(750)	—
Dividends received from Bank	19,480	6,350	3,500
Dividends received from Veritas	450	—	317
Net cash used in business combination	(33,378)	—	—
Contribution to subsidiaries	—	(50)	—
Net cash provided by investing activities	(13,448)	5,550	4,057
Cash flows from financing activities, net of effects of business combination:
Proceeds from revolving line of credit	5,000	—	—
Proceeds from senior term debt	3,500	—	—
Proceeds from subordinated notes	11,500	—	—
Cash dividends paid	(4,046)	(3,666)	(3,208)
Issuance of common stock	896	448	991
Repurchase of common stock	(3,631)	(2,587)	(1,442)
Net cash used in financing activities	13,219	(5,805)	(3,659)
Net increase (decrease) in cash and cash equivalents	255	(437)	412
Cash and cash equivalents at beginning	105	542	130
Cash and cash equivalents at end	$360	$105	$542
Supplemental schedule of noncash activities:
Amortization of unrealized holding gains on securities transferred from available for sale to held to maturity recognized in other comprehensive income, net of tax	$(80)	$(109)	$(154)
Change in unrealized loss on investment securities available for sale, net of tax	604	(823)	(57)
Property contributed at net book value to Bank	—	—	598

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Bank First National Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 23   Earnings Per Common Share
See Note 1 for the Corporation’s accounting policy regarding per share computations. Earnings per common share and related information are summarized as follows:
	Years ended December 31
	2017	2016	2015
Net income from continuing operations (in thousands)	$15,313	$14,913	$13,395
Weighted average common shares outstanding	6,285,901	6,220,694	6,291,319
Earnings per share – basic and diluted	$2.44	$2.40	$2.13
Note 24   Quarterly Results of Operations (Unaudited)
2017 Quarters	Fourth	Third	Second	First
	(dollars in thousands, except per share data)
Interest income	$17,430	$12,629	$11,949	$11,464
Interest expense	2,298	1,997	1,818	1,619
Net interest and dividend income	15,132	10,632	10,131	9,845
Provision for loan losses	420	255	170	210
Net interest and dividend income after provision for loan losses	14,712	10,377	9,961	9,635
Non-interest income	1,888	2,256	2,970	2,734
Non-interest expense	10,418	6,985	6,638	6,353
Income before income taxes	6,182	5,648	6,293	6,016
Provision for income taxes	2,904	1,818	2,081	2,023
Net income	$3,278	$3,830	$4,212	$3,993
Share data:
Average shares outhstanding, basic and diluted	6,612,114	6,151,737	6,172,413	6,205,428
Earnings per share, basic and diluted	$0.50	$0.62	$0.68	$0.64
2016 Quarters	Fourth	Third	Second	First
	(dollars in thousands, except per share data)
Interest income	$11,404	$11,331	$11,108	$10,883
Interest expense	1,467	1,484	1,515	1,466
Net interest and dividend income	9,937	9,847	9,593	9,417
Provision for loan losses	—	100	—	220
Net interest and dividend income after provision for loan losses	9,937	9,747	9,593	9,197
Non-interest income	2,250	2,183	2,172	2,639
Non-interest expense	6,703	6,284	6,099	6,013
Income before income taxes	5,484	5,646	5,666	5,823
Provision for income taxes	1,930	1,895	1,907	1,974
Net income	$3,554	$3,751	$3,759	$3,849
Share data:
Average shares outhstanding, basic and diluted	6,202,907	6,200,162	6,214,418	6,265,514
Earnings per share, basic and diluted	$0.57	$0.61	$0.61	$0.61

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Waupaca Bancorporation, Inc. and Subsidiary

Consolidated Balance Sheets
September 30, 2017 and December 31, 2016
(in thousands, except per share amounts)
	September 30, 2017 (Unaudited)	December 31, 2016 (Audited)
Assets
Cash and due from banks	$10,712	$17,431
Federal funds sold	21,528	14,500
Cash and cash equivalents	32,240	31,931
Securities available for sale	37,152	43,130
Securities held to maturity	9,282	10,807
Loans held for sale	—	200
Loans, net	332,522	371,384
Premises and equipment, net	7,767	9,151
Other investments	2,047	3,225
Other real estate owned	3,737	3,939
Cash value of life insurance	2,618	2,570
Other assets	2,097	2,349
TOTAL ASSETS	$429,462	$478,686
Liabilities and Stockholders’ Equity
Liabilities:
Deposits:
Non-interest-bearing demand	68,483	73,959
Interest-bearing demand	44,003	48,806
Savings	48,445	49,230
Time	192,235	233,156
Total deposits	353,166	405,151
Other liabilities	1,342	1,925
Total liabilities	354,508	407,076
Stockholders’ equity:
Common stock – $10.00 par value Authorized – 20,000 shares Issued – 12,357.5625 shares as of September 30, 2017 and December 31, 2016 Outstanding – 12,292.125 shares at September 30, 2017 and December 31, 2016	123	123
Additional paid-in capital	58,398	58,398
Retained earnings	17,538	14,647
Accumulated other comprehensive loss	(203)	(656)
Treasury stock at cost, 65.4375 shares at September 30, 2017 and December 31, 2016	(902)	(902)
Total stockholders’ equity	74,954	71,610
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$429,462	$478,686

See accompanying notes to consolidated financial statements.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Waupaca Bancorporation, Inc. and Subsidiary

Consolidated Statements of Operations
Nine Months Ended September 30, 2017 and 2016
(in thousands)
	2017 (Unaudited)	2016 (Unaudited)
Interest and dividend income:
Loans, including fees	$13,864	$15,008
Securities:
Taxable	953	1,172
Tax-exempt	597	836
Other	81	86
Total interest and dividend income	15,495	17,102
Interest expense:
Deposits	1,759	1,951
Borrowed funds	—	6
Total interest expense	1,759	1,957
Net interest income	13,736	15,145
Provision for loan losses	—	5,500
Net interest income after provision for loan losses	13,736	9,645
Noninterest income:
Service fees	373	420
Income from sale of loans	9	34
Net gain on sale of securities	69	15
Other	600	471
Total noninterest income	1,051	940
Noninterest expense:
Salaries and employee benefits	$6,433	$6,714
Occupancy and equipment	895	481
Data processing and office operations	677	1,031
Other real estate owned	584	1,049
Professional fees	1,379	1,863
Insurance	543	990
Other	1,385	1,424
Total noninterest expense	11,896	13,552
Net income (loss)	$2,891	$(2,967)

See accompanying notes to consolidated financial statements.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Waupaca Bancorporation, Inc. and Subsidiary

Consolidated Statements of Comprehensive Loss
Nine Months Ended September 30, 2017 and 2016
(in thousands)
	2017 (Unaudited)	2016 (Unaudited)
Net income (loss)	$2,891	$(2,967)
Other comprehensive income (loss):
Reclassification adjustment for gain on sale of securities realized in net income	(69)	(15)
Unrealized gain on securities	522	596
Other comprehensive income	453	581
Comprehensive income (loss)	$3,344	$(2,386)

See accompanying notes to consolidated financial statements.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Waupaca Bancorporation, Inc. and Subsidiary

Consolidated Statements of Cash Flows
Nine Months Ended September 30, 2017 and 2016
(in thousands)
	2017 (Unaudited)	2016 (Unaudited)
Increase (decrease) in cash and cash equivalents:
Cash flows from operating activities:
Net income (loss)	$2,891	$(2,967)
Adjustments to reconcile net loss to net cash provided by operating activities:
Amortization of premiums and accretion of discounts on securities, net	(7)	64
Depreciation of premises and equipment	470	444
Provision for loan losses	—	5,500
Gain on sale of investment securities	(69)	(15)
Change in loans held for sale	200	222
Loss on sale and write-down of other real estate owned	370	757
Increase in cash surrender value of life insurance	(48)	(104)
Loss on disposal of premises and equipment	555	18
Changes in operating assets and liabilities:
Other assets	252	151
Other liabilities	(583)	(95)
Total adjustments	1,140	6,942
Net cash provided by operating activities	4,031	3,975
Cash flows from investing activities:
Sales of securities available for sale	4,523	25,188
Maturities, paydowns, and calls of securities available for sale	2,994	7,222
Maturities, paydowns, and calls of securities held to maturity	515	1,153
Sales of other investments	1,178	—
Proceeds from sales of other real estate owned	1,040	2,346
Decrease in loans	37,654	20,205
Proceeds from disposal of premises and equipment	359	34
Purchases of premises and equipment	—	(170)
Life insurance death benefits received	—	287
Net cash provided by investing activities	48,263	56,265
Cash flows from financing activities:
Net increase (decrease) in deposits	$(51,985)	$(37,399)
Repayment of borrowed funds	—	(9,000)
Net cash used in financing activities	(51,985)	(46,399)
Net increase (decrease) in cash and cash equivalents	309	13,841
Cash and cash equivalents at beginning	31,931	16,675
Cash and cash equivalents at end	$32,240	$30,516
Supplemental cash flow information:
Cash paid during the year for interest	$1,733	$1,978
Noncash investing and financing activities:
Other real estate acquired in settlement of loans	$1,208	$1,905
Loans originated on sale of other real estate	—	228
See accompanying notes to consolidated financial statements.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Waupaca Bancorporation, Inc. and Subsidiary

Notes to Consolidated Financial Statements
(in thousands, except per share amounts)
(unaudited)
Basis of Presentation
Waupaca Bancorporation, Inc. (the “Company’’) provides a variety of financial services to individual and corporate customers through its wholly owned subsidiary, First National Bank (the “Bank’’). The Bank operates as a full-service financial institution with a primary market area including, but not limited to, the counties in which the Bank is located. The Bank has eight locations — one in Barron County, Wisconsin, five in Waupaca County, Wisconsin and two in Outagamie County, Wisconsin. The Bank formerly had a location in Childress, Texas which was closed during June, 2017. The Company also operated a trust department, however this department was terminated during 2016. The Company is subject to the regulations of certain federal agencies and undergoes periodic examinations by those regulatory authorities.
The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles (GAAP). Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted. All adjustments which are, in the opinion of management, necessary for a fair presentation of the results for the periods reported have been included in the accompanying unaudited consolidated financial statements, and all such adjustments are of a normal recurring nature. Operating results for the nine months ended September 30, 2017 and 2016, are not necessarily indicative of the results that may be expected for the full year ended December 31, 2017 and 2016. It is suggested that these interim consolidated financial statements and notes be read in conjunction with the audited financial statements and notes included elsewhere in this Form 10.
Critical Accounting Policies and Accounting Estimates
The most significant accounting policies are presented in the notes to the audited consolidated financial statements presented elsewhere in the Form 10. Certain accounting policies require management to make significant estimates and assumptions that have a material effect on the carrying value of certain assets and liabilities, and these are considered to be critical accounting policies. The estimates and assumptions used are based on historical experience and other factors that management believes to be reasonable under the circumstances. Actual results could differ significantly from these estimates and assumptions, which could have a material impact on the carrying value of assets and liabilities at the balance sheet dates and on the results of operations for the reporting periods.
Earnings Per Share
Basic earnings per share are computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share are computed by dividing net income by the sum of the weighted average number of shares of common stock outstanding and potential common shares using the treasury stock method. There were no potential common shares during the periods presented.
A reconciliation of the numerators and denominators of the earnings per common share, which equals the earnings per common share assuming dilution, for the nine months ended September 30, 2017 and 2016, are presented below:
	2017	2016
Weighted-average common shares outstanding	12,292.125	12,270.125
Net income (loss)	$2,891	$(2,967)
Basic and diluted earnings per share	$235.15	$(241.81)

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Waupaca Bancorporation, Inc. and Subsidiary

Notes to Consolidated Financial Statements
(in thousands, except per share amounts)
(unaudited)

Securities
The amortized cost and estimated fair value of securities with gross unrealized gains and losses are summarized as follows:
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
September 30, 2017
Securities available for sale:
U.S. government and agency securities	$501	$—	$1	$500
Obligations of states and political subdivisions	15,855	370	1	16,224
Corporate securities	21,000	—	572	20,428
Total securities available for sale	$37,356	$370	$574	$37,152
Securities held to maturity:
Obligations of states and political subdivisions	$9,282	$45	$—	$9,327
December 31, 2016
Securities available for sale:
U.S. government and agency securities	$502	$—	$1	$501
Obligations of states and political subdivisions	21,543	288	154	21,677
Corporate securities	21,000	—	789	20,211
Certificates of deposit	741	—	—	741
Total securities available for sale	$43,786	$288	$944	$43,130
Securities held to maturity:
Obligations of states and political subdivisions	$10,807	$111	$30	$10,888

Fair values of securities are estimated based on financial models or prices paid for similar securities. It is possible interest rates could change considerably resulting in a material change in the estimated fair value.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Waupaca Bancorporation, Inc. and Subsidiary

Notes to Consolidated Financial Statements
(in thousands, except per share amounts)
(unaudited)

The following table shows the fair value and gross unrealized losses of securities with unrealized losses, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position:
	Less Than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
September 30, 2017
Securities available for sale:
U.S. government and agency securities	$501	$1	$—	$—	$501	$1
Obligations of states and political subdivisions	249	1	—	—	249	1
Corporate securities	4,997	3	11,431	569	16,428	572
Total securities available for sale	$5,747	$5	$11,431	$569	$17,178	$574
Securities held to maturity –
Obligations of states and political subdivisions	$—	$—	$—	$—	$—	$—

	Less Than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2016
Securities available for sale:
U.S. government and agency securities	$501	$1	$—	$—	$501	$1
Obligations of states and political subdivisions	8,593	154	—	—	8,593	154
Corporate securities	8,460	539	7,750	250	16,210	789
Total securities available for sale	$17,554	$694	$7,750	$250	$25,304	$944
Securities held to maturity –
Obligations of states and political subdivisions	$450	$30	$—	$—	$450	$30

At September 30, 2017, nine debt securities have unrealized losses with aggregate depreciation of 3% from the Company’s amortized cost basis. These unrealized losses relate principally to the changes in interest rates and are not due to changes in the financial condition of the issuer, the quality of any underlying assets, or applicable credit enhancements. In analyzing whether unrealized losses on debt securities are other than temporary, management considers whether the securities are issued by a government body or agency, whether a rating agency has downgraded the securities, industry analysts' reports, the financial condition and performance of the issuer, and the quality of any underlying assets or credit enhancements. Since management has the ability to hold debt securities for the foreseeable future, no declines are deemed to be other than temporary.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Waupaca Bancorporation, Inc. and Subsidiary

Notes to Consolidated Financial Statements
(in thousands, except per share amounts)
(unaudited)

The following is a summary of amortized cost and estimated fair value of securities by contractual maturity as of September 30, 2017. Contractual maturities will differ from expected maturities for mortgage-backed securities because borrowers may have the right to call or prepay obligations without penalties.
	Available for Sale		Held to Maturity
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Due in one year or less	$50	$50	$—	$—
Due after one year through five years	13,052	12,844	577	577
Due after five years through ten years	9,000	8,636	4,164	4,209
Due after ten years	15,254	15,622	4,541	4,541
Totals	$37,356	$37,152	$9,282	$9,327

Following is a summary of the proceeds from sales of securities available for sale, as well as gross gains and losses for the nine months and year ended September 30, 2017 and December 31, 2016:
	2017	2016
Proceeds from sale of securities	$4,523	$25,243
Gross gains on sales	69	128
Gross losses on sales	—	114
As of September 30, 2017, the amortized cost and fair value of securities pledged to secure public deposits and for other purposes required or permitted by law was $1,150 and $1,170, respectively. As of December 31, 2016, the amortized cost and fair value of securities pledged to secure public deposits and for other purposes required or permitted by law was $1,596 and $1,581, respectively.
Loans
The following table presents total loans by portfolio segment and class of loan:
	September 30, 2017	December 31, 2016
Commercial:
Commercial and industrial	$29,831	$31,348
Commercial real estate	161,119	187,230
Agriculture	64,287	67,559
Residential real estate	90,170	96,707
Consumer	5,315	7,145
Subtotals	350,722	389,989
Allowance for loan losses	(18,200)	(18,563)
Deferred loan fees	—	(42)
Loans, net	$332,522	$371,384

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Waupaca Bancorporation, Inc. and Subsidiary

Notes to Consolidated Financial Statements
(in thousands, except per share amounts)
(unaudited)

Analysis of the allowance for loan losses for the nine months and year ended September 30, 2017 and
December 31, 2016 follows:
	Commercial	Residential	Consumer	Totals
Balance at January 1, 2016	$15,297	$2,751	$308	$18,356
Provision for loan losses	8,072	2,410	18	10,500
Loans charged off	(10,206)	(1,004)	(104)	(11,314)
Recoveries of loans previously charged off	979	17	25	1,021
Balance at December 31, 2016	14,142	4,174	247	18,563
Provision for loan losses	—	—	—	—
Loans charged off	(904)	(457)	(12)	(1,373)
Recoveries of loans previously charged off	808	196	6	1,010
Balance at September 30, 2017	$14,046	$3,913	$241	$18,200
Allowance for loan losses at September 30, 2017:
Individually evaluated for impairment	$990	$93	$32	$1,115
Collectively evaluated for impairment	13,056	3,820	209	17,085
Totals	$14,046	$3,913	$241	$18,200
Allowance for loan losses at December 31, 2016:
Individually evaluated for impairment	$553	$130	$45	$728
Collectively evaluated for impairment	13,589	4,044	202	17,835
Totals	$14,142	$4,174	$247	$18,563

Analysis of loans evaluated for impairment are as follows:
	Commercial	Residential	Consumer	Totals
Loans at September 30, 2017:
Individually evaluated for impairment	$35,678	$7,044	$166	$42,888
Collectively evaluated for impairment	219,559	83,126	5,149	307,834
Totals	$255,237	$90,170	$5,315	$350,722
Loans at December 31, 2016:
Individually evaluated for impairment	$55,831	$7,392	$190	$63,413
Collectively evaluated for impairment	230,306	89,315	6,955	326,576
Totals	$286,137	$96,707	$7,145	$389,989

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Waupaca Bancorporation, Inc. and Subsidiary

Notes to Consolidated Financial Statements
(in thousands, except per share amounts)
(unaudited)

Information regarding impaired loans for the year ended September 30, 2017, follows:
	Recorded Investment	Principal Balance	Related Allowance	Average Investment	Interest Recognized
Loans with no related allowance for loan losses:
Commercial and industrial	$1,958	$1,989	N/A	$2,630	$93
Commercial real estate	19,225	21,721	N/A	25,307	895
Agriculture	8,972	11,266	N/A	13,611	229
Residential real estate	5,951	6,530	N/A	6,289	220
Consumer	17	19	N/A	23	1
Totals	36,123	41,525	N/A	47,860	1,438
Loans with an allowance for loan losses:
Commercial and industrial	2,103	2,142	500	2,057	71
Commercial real estate	3,395	5,780	466	1,900	101
Agriculture	24	284	24	248	25
Residential real estate	1,093	2,054	93	930	19
Consumer	150	223	32	156	8
Totals	6,765	10,483	1,115	5,291	224
Grand totals	$42,888	$52,008	$1,115	$53,151	$1,662

Information regarding impaired loans for the year ended December 31, 2016, follows:
	Recorded Investment	Principal Balance	Related Allowance	Average Investment	Interest Recognized
Loans with no related allowance for loan losses:
Commercial and industrial	$3,304	$4,335	N/A	$4,782	$194
Commercial real estate	31,388	36,896	N/A	30,743	1,861
Agriculture	18,250	18,280	N/A	9,044	682
Residential real estate	6,626	8,081	N/A	8,109	345
Consumer	29	29	N/A	135	2
Totals	59,597	67,621	N/A	52,812	3,084
Loans with an allowance for loan losses:
Commercial and industrial	2,013	2,052	248	2,677	129
Commercial real estate	404	623	222	2,903	36
Agriculture	472	503	83	242	29
Residential real estate	766	782	130	1,163	40
Consumer	161	231	45	93	12
Totals	3,816	4,191	728	7,077	246
Grand totals	$63,413	$71,812	$728	$59,889	$3,330

No additional funds are committed to be advanced in connection with impaired loans.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Waupaca Bancorporation, Inc. and Subsidiary

Notes to Consolidated Financial Statements
(in thousands, except per share amounts)
(unaudited)

The Company regularly evaluates various attributes of loans to determine the appropriateness of the allowance for loan losses. The credit quality indicators monitored differ depending on the segment of loan.
Commercial loans are generally evaluated using the following internally prepared ratings:
•
“Pass” ratings are assigned to loans with adequate collateral and debt service ability such that collectibility of the contractual loan payments is highly probable.

•
“Watch/special mention” ratings are assigned to loans where management has some concern that the collateral or debt service ability may not be adequate, though the collectibility of the contractual loan payments is still probable.

•
“Substandard” ratings are assigned to loans that do not have adequate collateral and/or debt service ability such that collectibility of the contractual loan payments is no longer probable.

•
“Doubtful” ratings are assigned to loans that do not have adequate collateral and/or debt service ability, and collectibility of the contractual loan payments is unlikely.

Residential real estate and consumer loans are generally evaluated based on whether or not the loan is performing according to the contractual terms of the loan.
Information regarding the credit quality indicators most closely monitored for commercial loans by class is as follows:
	Pass	Watch/Special Mention	Substandard	Doubtful	Totals
September 30, 2017
Commercial and industrial	$16,022	$10,612	$3,197	$—	$29,831
Commercial real estate	73,536	49,550	38,033	—	161,119
Agriculture	22,916	12,163	29,208	—	64,287
Totals	$112,474	$72,325	$70,438	$—	$255,237

	Pass	Watch/Special Mention	Substandard	Doubtful	Totals
December 31, 2016
Commercial and industrial	$15,778	$10,935	$4,635	$—	$31,348
Commercial real estate	79,187	56,753	51,290	—	187,230
Agriculture	20,848	7,122	39,589	—	67,559
Totals	$115,813	$74,810	$95,514	$—	$286,137

Information regarding the credit quality indicators most closely monitored for residential real estate and consumer loans is as follows:
	Performing	Non-performing	Totals
September 30, 2017
Residential real estate	$86,439	$3,731	$90,170
Consumer	5,150	165	5,315
Totals	$91,589	$3,896	$95,485

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Waupaca Bancorporation, Inc. and Subsidiary

Notes to Consolidated Financial Statements
(in thousands, except per share amounts)
(unaudited)

	Performing	Non-performing	Totals
December 31, 2016
Residential real estate	$91,850	$4,857	$96,707
Consumer	6,955	190	7,145
Totals	$98,805	$5,047	$103,852

Loan aging information by class of loan as of September 30, 2017, follows:
	Loans Past Due 30 – 89 Days	Loans Past Due 90+ Days	Total Past Due Loans
Commercial and industrial	$376	$504	$880
Commercial real estate	1,313	1,385	2,698
Agriculture	2,907	2,951	5,858
Residential real estate	727	3,171	3,898
Consumer	69	—	69
Totals	$5,392	$8,011	$13,403

	Total Past Due Loans	Total Current Loans	Total Loans	Loans 90+ Days Past Due and Accruing Interest	Total Nonaccrual Loans
Commercial and industrial	$880	$28,951	$29,831	$—	$501
Commercial real estate	2,698	158,421	161,119	—	9,538
Agriculture	5,858	58,429	64,287	—	3,364
Residential real estate	3,898	86,272	90,170	—	3,731
Consumer	69	5,246	5,315	—	165
Totals	$13,403	$337,319	$350,722	$—	$17,299

Loan aging information by class of loan as of December 31, 2016, follows:
	Loans Past Due 30 – 89 Days	Loans Past Due 90+ Days	Total Past Due Loans
Commercial and industrial	$131	$1,305	$1,436
Commercial real estate	4,890	5,816	10,706
Agriculture	171	2,285	2,456
Residential real estate	1,407	2,212	3,619
Consumer	109	4	113
Totals	$6,708	$11,622	$18,330

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Waupaca Bancorporation, Inc. and Subsidiary

Notes to Consolidated Financial Statements
(in thousands, except per share amounts)
(unaudited)

	Total Past Due Loans	Total Current Loans	Total Loans	Loans 90+ Days Past Due and Accruing Interest	Total Nonaccrual Loans
Commercial and industrial	$1,436	$29,912	$31,348	$—	$1,309
Commercial real estate	10,706	176,524	187,230	—	17,134
Agriculture	2,456	65,103	67,559	—	2,950
Residential real estate	3,619	93,088	96,707	—	4,857
Consumer	113	7,028	7,145	4	190
Totals	$18,330	$371,655	$389,989	$4	$26,440

When, for economic or legal reasons related to the borrower’s financial difficulties, the Company grants a concession to the borrower that the Company would not otherwise consider, the modified loan is classified as a troubled debt restructuring. Loan modifications may consist of forgiveness of interest and/or principal, a reduction of the interest rate, interest-only payments for a period of time, and/or extending amortization terms.
The following presents information regarding modifications of loans classified as troubled debt restructurings during the nine months and year ended September 30, 2017 and December 31, 2016. All troubled debt restructurings are classified as impaired loans. The recorded investment presented in the following tables does not include specific reserves for loan losses recognized for these loans, which totaled $0 and $54 at September 30, 2017 and December 31, 2016, respectively.
	Number of Contracts	Pre- Modification Investment	Post- Modification Investment
2017
New troubled debt restructurings:
Commercial and industrial	—	$—	$—
Commercial real estate	3	504	504
Agriculture	2	4,286	4,286
Residential real estate	3	60	60
Consumer	—	—	—
Totals	8	$4,850	$4,850
2016
New troubled debt restructurings:
Commercial and industrial	7	$1,175	$1,175
Commercial real estate	20	9,975	9,975
Agriculture	29	15,697	15,697
Residential real estate	12	1,111	1,111
Consumer	2	13	13
Totals	70	$27,971	$27,971

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Waupaca Bancorporation, Inc. and Subsidiary

Notes to Consolidated Financial Statements
(in thousands, except per share amounts)
(unaudited)

The Company considers a troubled debt restructuring in default if it becomes past due more than 30 days. The following table summarizes troubled debt restructurings that defaulted within 12 months of their modification date during the year ended December 31, 2016:
2016
Troubled debt restructurings that defaulted:
Commercial real estate	3	3,108
Residential real estate	3	159
Totals	6	$3,267

No troubled debt restructurings defaulted within 12 months of their modification date during the nine months ended September 30, 2017.
Stockholder’s Equity and Regulatory Matters
Under the terms of the Bank’s Consent Order, which is further described in the audited consolidated financial statements presented elsewhere in the Form 10, the Bank can only pay dividends with the prior written approval of the OCC. The Company requires the prior approval of the Federal Reserve Bank prior to declaring and paying dividends.
The Bank is subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.
Beginning in 2015 the Bank is subject to a new capital adequacy framework called Basel III. Basel III includes several changes to the capital adequacy guidelines, including a new Common Equity Tier 1 capital requirement, increases in the minimum required Tier 1 risk-based capital ratios, and other changes to the calculation of regulatory capital and risk-weighted assets.
Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table). It is management’s opinion, as of September 30, 2017, that the Bank meets all applicable capital adequacy requirements.
Although the Bank’s regulatory capital ratios meet the requirements to be considered well capitalized at September 30, 2017, the Bank is only adequately capitalized under the regulatory framework for prompt corrective action due to stipulations of the Bank’s consent order with the OCC. To be categorized as well capitalized, the Bank would normally be required to maintain minimum capital ratios as set forth in the table. There are no conditions or events since notification which management believes have changed the Bank’s adequately capitalized classification.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Waupaca Bancorporation, Inc. and Subsidiary

Notes to Consolidated Financial Statements
(in thousands, except per share amounts)
(unaudited)

The Bank’s actual capital amounts and ratios are presented in the following table:
	Actual		For Capital Adequacy Purposes			To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount		Ratio	Amount		Ratio
September 30, 2017
Common Equity Tier 1 capital (to risk-weighted assets)	$74,765	21.2%	≥$	15,883	≥4.5%	≥$	22,941	≥6.5%
Tier I capital (to risk-weighted assets)	$74,765	21.2%	≥$	21,177	≥6.0%	≥$	28,236	≥8.0%
Total capital (to risk-weighted assets)	$79,347	22.5%	≥$	45,883	≥13.0%(1)
Tier I capital (to average assets):	$74,765	17.0%	≥$	39,517	≥9.0%(1)
December 31, 2016
Common Equity Tier 1 capital (to risk-weighted assets)	$71,852	18.2%	≥$	17,784	≥4.5%	≥$	25,688	≥6.5%
Tier I capital (to risk-weighted assets)	$71,852	18.2%	≥$	23,712	≥6.0%	≥$	31,616	≥8.0%
Total capital (to risk-weighted assets)	$76,960	19.5%	≥$	51,375	≥13.0%(1)
Tier I capital (to average assets):	$71,852	14.7%	≥$	44,001	≥9.0%(1)

(1)
Capital ratio to be considered adequately capitalized based on Bank’s Consent Order.

Fair Value Measurements
Accounting standards describe three levels of inputs that may be used to measure fair value (the fair value hierarchy). The level of an asset or liability within the fair value hierarchy is based on the lowest level of input significant to the fair value measurement of that asset or liability.
Following is a brief description of each level of the fair value hierarchy:
Level 1 — Fair value measurement is based on quoted prices for identical assets or liabilities in active markets.
Level 2 — Fair value measurement is based on: (1) quoted prices for similar assets or liabilities in active markets; (2) quoted prices for identical or similar assets or liabilities in markets that are not active; or (3) valuation models and methodologies for which all significant assumptions are or can be corroborated by observable market data.
Level 3 — Fair value measurement is based on valuation models and methodologies that incorporate at least one significant assumption that cannot be corroborated by observable market data. Level 3 measurements reflect the Company’s estimates about assumptions market participants would use in measuring fair value of the asset or liability.
Some assets and liabilities, such as securities available for sale, are measured at fair value on a recurring basis under accounting principles generally accepted in the United States. Other assets and liabilities, such as impaired loans, and other real estate owned may be measured at fair value on a nonrecurring basis.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Waupaca Bancorporation, Inc. and Subsidiary

Notes to Consolidated Financial Statements
(in thousands, except per share amounts)
(unaudited)

Following is a description of the valuation methodology and significant inputs used for each asset measured at fair value on a recurring or nonrecurring basis, as well as the classification of the asset within the fair value hierarchy.
Securities available for sale — Securities available for sale are classified as Level 2 measurements within the fair value hierarchy. Level 2 securities include U.S. government and agency securities, obligations of states and political subdivisions, corporate debt securities, mortgage-backed securities, and certificates of deposit. The fair value measurement of a Level 2 security is obtained from an independent pricing service and is based on recent sales of similar securities and other observable market data.
Loans — Loans are not measured at fair value on a recurring basis. However, loans considered to be impaired may be measured at fair value on a nonrecurring basis. The fair value measurement of an impaired loan that is collateral dependent is based on the fair value of the underlying collateral. All other impaired loan measurements are based on the present value of expected future cash flows discounted at the applicable effective interest rate and, thus, are not fair value measurements. Fair value measurements of underlying collateral utilize some observable market data, such as independent appraisals reflecting recent comparable sales; however, they also include significant management estimates about assumptions market participants would use to measure fair value and are therefore considered Level 3 measurements.
Other real estate owned — Real estate acquired through or in lieu of loan foreclosure is not measured at fair value on a recurring basis. However, other real estate is initially measured at fair value (less estimated costs to sell) when it is acquired and may also be measured at fair value (less estimated costs to sell) if it becomes subsequently impaired. The fair value measurement for each property may be obtained from an independent appraiser or prepared internally. Fair value measurements obtained from independent appraisers generally utilize a market approach based on sales of comparable assets and/or an income approach. Such measurements are usually considered Level 2 measurements. However, management routinely evaluates fair value measurements of independent appraisers by comparing actual selling prices to the most recent appraisals. If management determines significant adjustments should be made to the independent appraisals based on these evaluations, these measurements are considered Level 3 measurements. Fair value measurements prepared internally are based on management’s comparisons to sales of comparable assets, but include significant unobservable data and are therefore considered Level 3 measurements.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Waupaca Bancorporation, Inc. and Subsidiary

Notes to Consolidated Financial Statements
(in thousands, except per share amounts)
(unaudited)

Information regarding the fair value of assets measured at fair value on a recurring basis is as follows:
		Recurring Fair Value Measurements Using
	Assets Measured at Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
September 30, 2017
Assets:
Securities available for sale:
U.S. government and agency securities	$500	$—	$500	$—
Obligations of states and political subdivisions	16,224	—	16,224	—
Corporate securities	20,428	—	20,428	—
Total assets	$37,152	$—	$37,152	$—
December 31, 2016
Assets:
Securities available for sale:
U.S. government and agency securities	$501	$—	$501	$—
Obligations of states and political subdivisions	21,677	—	21,677	—
Corporate securities	20,211	—	20,211	—
Certificates of deposit	741	—	741	—
Total assets	$43,130	$—	$43,130	$—

Information regarding the fair value of assets measured at fair value on a nonrecurring basis is as follows:
		Nonrecurring Fair Value Measurements Using
	Assets Measured at Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
September 30, 2017
Loans	$5,649	$—	$—	$5,649
Other real estate owned	3,737	—	—	3,737
Totals	$9,386	$—	$—	$9,386
December 31, 2016
Loans	$3,088	$—	$—	$3,088
Other real estate owned	3,939	—	—	3,939
Totals	$7,027	$—	$—	$7,027

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Waupaca Bancorporation, Inc. and Subsidiary

Notes to Consolidated Financial Statements
(in thousands, except per share amounts)
(unaudited)

At September 30, 2017, loans with a carrying amount of  $6,764 were considered impaired and were written down to their estimated fair value of  $5,649. As a result, the Company recognized a specific valuation allowance against these impaired loans totaling $1,115 at September 30, 2017. At December 31, 2016, loans with a carrying amount of  $3,816 were considered impaired and were written down to their estimated fair value of  $3,088. As a result, the Company recognized a specific valuation allowance against these impaired loans totaling $728 at December 31, 2016.
The following presents quantitative information about nonrecurring Level 3 fair value measurements:
Asset	Fair Value	Valuation Techniques	Unobservable Inputs	Range/ Weighted Average
September 30, 2017
Impaired loans	$5,649	Market and/or Income Approach	Management discount on appraised values	5% – 15%
Other real estate owned	3,737	Market and/or Income Approach	Management discount on appraised values	5% – 15%
December 31, 2016
Impaired loans	3,088	Market and/or Income Approach	Management discount on appraised values	5% – 15%
Other real estate owned	3,939	Market and/or Income Approach	Management discount on appraised values	5% – 15%
Business Combination
On May 12, 2017, the Company entered into a definitive agreement with Bank First National Corporation and its subsidiary, Bank First National, Manitowoc, WI (collectively “Bank First”), whereby the Company will merge with and into Bank First. Under the terms of the Agreement and Plan of Bank Merger, Bank First will pay shareholders of the Company $78 million in transaction value with approximately 70% in cash and 30% in stock. The merger subsequently closed on October 27, 2017.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Waupaca Bancorporation, Inc.
and Subsidiary
Waupaca, Wisconsin

Consolidated Financial Statements
Years Ended December 31, 2016 and 2015

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Waupaca Bancorporation, Inc. and Subsidiary

Consolidated Financial Statements
Years Ended December 31, 2016 and 2015

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Independent Auditor’s Report
Board of Directors
Waupaca Bancorporation, Inc.
Waupaca, Wisconsin
We have audited the accompanying consolidated financial statements of Waupaca Bancorporation, Inc. and Subsidiary, which comprise the consolidated balance sheets as of December 31, 2016, and 2015, and the related consolidated statements of operations, comprehensive loss, stockholders’ equity, and cash flows for the years then ended and the related notes to the consolidated financial statements.
Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
Auditor’s Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Waupaca Bancorporation, Inc. and Subsidiary as of December 31, 2016 and 2015, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States.

Wipfli LLP

April 18, 2017
Wausau, Wisconsin

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Waupaca Bancorporation, Inc. and Subsidiary

Consolidated Balance Sheets
December 31, 2016 and 2015
(in thousands)
	2016	2015
Assets
Cash and due from banks	$17,431	$16,675
Federal funds sold	14,500	—
Cash and cash equivalents	31,931	16,675
Securities available for sale	43,130	75,503
Securities held to maturity	10,807	15,040
Loans held for sale	200	447
Loans, net	371,384	410,332
Premises and equipment, net	9,151	9,575
Other investments	3,225	3,225
Other real estate owned	3,939	5,140
Cash value of life insurance	2,570	2,738
Other assets	2,349	2,583
TOTAL ASSETS	$478,686	$541,258
Liabilities and Stockholders’ Equity
Liabilities:
Deposits:
Non-interest-bearing demand	73,959	73,098
Interest-bearing demand	48,806	54,514
Savings	49,230	48,110
Time	233,156	275,694
Total deposits	405,151	451,416
Borrowed funds	—	9,000
Other liabilities	1,925	1,863
Total liabilities	407,076	462,279
Stockholders’ equity:
Common stock – $10.00 par value Authorized – 20,000 shares Issued – 12,357.5625 shares as of December 31, 2016 and 2015 Outstanding – 12,292.125 and 12,270.125 shares at December 31, 2016 and 2015, respectively	123	123
Additional paid-in capital	58,398	58,404
Retained earnings	14,647	21,188
Accumulated other comprehensive income (loss)	(656)	177
Treasury stock at cost, 65.4375 and 87.4375 shares at December 31, 2016 and 2015, respectively	(902)	(913)
Total stockholders’ equity	71,610	78,979
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$478,686	$541,258

See accompanying notes to consolidated financial statements.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Waupaca Bancorporation, Inc. and Subsidiary

Consolidated Statements of Operations
Years Ended December 31, 2016 and 2015
(in thousands)
	2016	2015
Interest and dividend income:
Loans, including fees	$20,255	$25,301
Securities:
Taxable	1,149	860
Tax-exempt	1,062	1,466
Other	143	117
Total interest and dividend income	22,609	27,744
Interest expense:
Deposits	2,495	3,008
Borrowed funds	6	21
Total interest expense	2,501	3,029
Net interest income	20,108	24,715
Provision for loan losses	10,500	3,670
Net interest income after provision for loan losses	9,608	21,045
Noninterest income:
Service fees	525	547
Income from sale of loans	41	42
Net gain on sale of securities	14	101
Net gain on sale of branches	—	7,368
Other	632	274
Total noninterest income	1,212	8,332
Noninterest expense:
Salaries and employee benefits	$8,697	$9,260
Occupancy and equipment	577	465
Data processing and office operations	1,276	1,602
Other real estate owned	1,336	3,695
Professional fees	2,481	3,034
Insurance	1,103	1,616
Goodwill impairment	—	11,316
Other	1,891	2,789
Total noninterest expense	17,361	33,777
Net loss	$(6,541)	$(4,400)

See accompanying notes to consolidated financial statements.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Waupaca Bancorporation, Inc. and Subsidiary

Consolidated Statements of Comprehensive Loss
Years Ended December 31, 2016 and 2015
(in thousands)
	2016	2015
Net loss	$(6,541)	$(4,400)
Other comprehensive income (loss):
Reclassification adjustment for gain on sale of securities realized in net income	(14)	(101)
Unrealized gain (loss) on securities	(819)	54
Other comprehensive loss	(833)	(47)
Comprehensive loss	$(7,374)	$(4,447)

See accompanying notes to consolidated financial statements.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Waupaca Bancorporation, Inc. and Subsidiary

Consolidated Statements of Stockholders’ Equity
Years Ended December 31, 2016 and 2015
(in thousands)
	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Treasury Stock	Total Stockholders’ Equity
Balance at January 1, 2015	$123	$58,404	$27,736	$224	$(913)	$85,574
Net loss			(4,400)			(4,400)
Other comprehensive loss				(47)		(47)
Dividends to stockholders			(2,148)			(2,148)
Balance at December 31, 2015	123	58,404	21,188	177	(913)	78,979
Net loss			(6,541)			(6,541)
Other comprehensive loss				(833)		(833)
Stock-based compensation expense		(6)			11	5
Balance at December 31, 2016	$123	$58,398	$14,647	$(656)	$(902)	$71,610

See accompanying notes to consolidated financial statements.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Waupaca Bancorporation, Inc. and Subsidiary

Consolidated Statements of Cash Flows
Years Ended December 31, 2016 and 2015
(in thousands)
	2016	2015
Increase (decrease) in cash and cash equivalents:
Cash flows from operating activities:
Net loss	$(6,541)	$(4,400)
Adjustments to reconcile net loss to net cash provided by operating activities:
Amortization of premiums and accretion of discounts on securities, net	79	167
Depreciation of premises and equipment	596	588
Amortization of intangibles	—	41
Provision for loan losses	10,500	3,670
Goodwill impairment	—	11,316
Impairment of intangible assets	—	523
Gain on sale of branches	—	(7,368)
Gain on sale of investment securities	(14)	(101)
Change in loans held for sale	247	(239)
Loss on sale and write-down of other real estate owned	888	3,028
Increase in cash surrender value of life insurance	(119)	(75)
Loss on disposal of premises and equipment	18	—
Stock-based compensation expense	5	—
Changes in operating assets and liabilities:
Other assets	234	1,177
Other liabilities	62	(478)
Total adjustments	12,496	12,249
Net cash provided by operating activities	5,955	7,849
Cash flows from investing activities:
Sales of securities available for sale	25,243	3,274
Maturities, paydowns, and calls of securities available for sale	7,477	1,557
Purchases of securities available for sale	(1,243)	(22,155)
Maturities, paydowns, and calls of securities held to maturity	4,231	1,737
Cash paid in sale of branches	—	(46,240)
Proceeds from sales of other real estate owned	2,896	5,180
Decrease in loans	25,865	80,415
Cash paid for repurchase of loans put back to bank	—	(12,444)
Proceeds from disposal of premises and equipment	34	—
Purchases of premises and equipment	(224)	(186)
Life insurance death benefits received	287	—
Net cash provided by investing activities	64,566	11,138
Cash flows from financing activities:
Net increase (decrease) in deposits	$(46,265)	$(79,170)
Advances of borrowed funds	—	9,000
Repayment of borrowed funds	(9,000)	(3,742)
Dividends paid	—	(2,148)
Net cash used in financing activities	(55,265)	(76,060)
Net increase (decrease) in cash and cash equivalents	15,256	(57,073)
Cash and cash equivalents at beginning	16,675	73,748
Cash and cash equivalents at end	$31,931	$16,675
Supplemental cash flow information:
Cash paid during the year for interest	$2,536	$3,399
Noncash investing and financing activities:
Other real estate acquired in settlement of loans	$2,811	$2,636
Loans originated on sale of other real estate	228	—
See accompanying notes to consolidated financial statements.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Waupaca Bancorporation, Inc. and Subsidiary

Notes to Consolidated Financial Statements
(in thousands)
Note 1   Summary of Significant Accounting Policies
Organization
Waupaca Bancorporation, Inc. (the “Company”) provides a variety of financial services to individual and corporate customers through its wholly owned subsidiary, First National Bank (the “Bank”). The Bank operates as a full-service financial institution with a primary market area including, but not limited to, the counties in which the Bank is located. The Bank has nine locations — one in Barron County, Wisconsin, five in Waupaca County, Wisconsin, two in Outagamie County, Wisconsin, and a location in Childress, Texas. The Company also operated a trust department, however this department was terminated during 2016. The Company is subject to the regulations of certain federal agencies and undergoes periodic examinations by those regulatory authorities.
Use of Estimates in Preparation of Consolidated Financial Statements
The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. The allowance for loan losses, measurement of other real estate, and valuation of securities are particularly subject to change in the near term. Actual results may differ from these estimates.
Principles of Consolidation
The consolidated financial statements include the accounts of Waupaca Bancorporation, Inc. and its subsidiary, First National Bank. All significant intercompany balances and transactions have been eliminated.
Cash and Cash Equivalents
For purposes of reporting cash flows in the consolidated financial statements, cash and cash equivalents include cash on hand, interest-bearing and non-interest-bearing accounts in other financial institutions, and federal funds sold, all of which have original maturities of three months or less.
Securities
Debt securities that management has the positive intent and ability to hold to maturity are classified as held to maturity and recorded at amortized cost. Securities not classified as held to maturity are classified as available for sale and are carried at fair value, with unrealized gains and losses reported in other comprehensive income or loss. Amortization of premiums and accretion of discounts are recognized in interest income using the interest method over the estimated lives of the securities. Gains and losses on the sale of securities are recorded on the trade date and determined using the specific-identification method.
Declines in fair value of securities that are deemed to be other than temporary, if applicable, are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers the length of time and the extent to which fair value has been less than cost, the financial condition and near-term prospects of the issuer, and the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.
Loans Held for Sale
Loans originated and intended for sale are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. Realized gains and losses on the sale of loans held for sale are determined using the specific-identification method.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Waupaca Bancorporation, Inc. and Subsidiary

Notes to Consolidated Financial Statements
(in thousands)

Loans
Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff generally are reported at their outstanding unpaid principal balances adjusted for charge-offs and the allowance for loan losses. Interest on loans is accrued and credited to income based on the unpaid principal balance. Loan origination fees are deferred and recognized as an adjustment of the related loan yield using the interest method. Direct origination costs are recognized as expense when incurred since capitalization would not have a significant impact on the consolidated statements.
The accrual of interest on loans is discontinued when, in the opinion of management, there is an indication the borrower may be unable to make payments as they become due. Loans are placed on nonaccrual when a loan is 90 days past due unless the loans are well secured and in process of collection. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful. When loans are placed on nonaccrual or charged off, all unpaid interest is reversed against interest income. After being placed on nonaccrual status, additional income is recorded only to the extent that payments are received and the collection of principal becomes reasonably assured. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.
Allowance for Loan Losses
The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged off.
The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired. A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Loans for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings (TDRs) and classified as impaired.
Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.
If a loan is impaired, a portion of the allowance is allocated so that the loan net of the specific allocation equals the present value of estimated future cash flows using the loan’s existing rate or the fair value of underlying collateral less applicable estimated selling costs if repayment is expected from the collateral.
TDRs are individually evaluated for impairment and included in the impairment disclosures. TDRs are measured at the present value of estimated future cash flows using the loan’s original effective rate. If a TDR is considered to be a collateral dependent loan, the loan is measured at the fair value of the collateral less applicable estimated selling costs. For TDRs that subsequently default, the Company determines the amount of the allowance on that loan in accordance with the accounting policy for the allowance for loan losses on loans individually identified as impaired.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Waupaca Bancorporation, Inc. and Subsidiary

Notes to Consolidated Financial Statements
(in thousands)

The general component covers loans that are collectively evaluated for impairment. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not included in the impairment disclosures. The general allowance component also includes loans that are not individually identified for impairment evaluation, such as loans that are individually evaluated but are not considered impaired.
The general component is based on historical loss experience adjusted for current qualitative factors. The historical loss experience is determined by portfolio segment or loan class and is based on the actual loss history experienced by the Company. This actual loss experience is supplemented with other economic factors based on the risks present for each portfolio segment or loan class. These economic factors include: levels of and trends in delinquencies and impaired loans; levels of and trends in charge-offs and recoveries; trends in volume and terms of loans; effects of any changes in risk selection and underwriting standards; other changes in lending policies, procedures, and practices; experience, ability, and depth of lending management and other employees; national and local economic trends and conditions; industry conditions; and effects of changes in credit concentrations.
Management considers the following when assessing risk in the Company’s loan portfolio:
Commercial and agricultural real estate loans are dependent on the industries tied to these loans. Commercial real estate loans are primarily secured by office and industrial buildings, warehouses, small retail shopping facilities and various special purpose properties, including hotels and restaurants. Agricultural real estate loans are primarily used for land acquisition. Financial information is obtained from the borrowers to evaluate cash flows sufficiency to service debt and is periodically updated during the life of the loan. Loan performance may be adversely affected by factors impacting the general economy or conditions specific to the real estate market such as geographic location and/or property type.
Residential real estate loans are affected by the local residential real estate market, the local economy, and, for variable rate mortgages, movement in indices tied to these loans. At the time of origination the Company evaluates the borrower’s repayment ability through a review of debt to income and credit scores. Appraisals are obtained to support the loan amount. Financial information is obtained from the borrowers to evaluate cash flows sufficiency to service debt at the time of origination.
Commercial and agricultural loans are primarily for working capital, physical asset expansion, asset acquisition loans and other. These loans are made based primarily on historical and projected cash flow of the borrower and secondarily on the underlying collateral provided by the borrower. The cash flows of borrowers, however, may not behave as forecasted and collateral securing loans may fluctuate in value due to economic or individual performance factors. Financial information is obtained from the borrowers to evaluate cash flows sufficiency to service debt and are periodically updated during the life of the loan.
Consumer loans may take the form of installment loans, demand loans, or single payment loans and are extended to individuals for household, family, and other personal expenditures. At the time of origination, the Company evaluates the borrower’s repayment ability through a review of debt to income and credit scores.
Premises and Equipment
Premises and equipment are stated at cost less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets.
Other Investments
Other investments include Federal Reserve Bank (FRB) and Federal Home Loan Bank (FHLB) stock. The FRB and FHLB stock are reported as other investments at cost which approximates fair value. The Company is required to hold FHLB stock as a member of the FHLB, and transfer of the stock is substantially restricted. The FHLB stock is pledged as collateral for outstanding FHLB advances. Other investments are evaluated for impairment on an annual basis.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Waupaca Bancorporation, Inc. and Subsidiary

Notes to Consolidated Financial Statements
(in thousands)

Other Real Estate Owned
Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value, less costs to sell at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management, and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in other real estate owned expense.
Income Taxes
The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code and comparable state regulations. Under those provisions, the Company generally does not pay federal or state corporate taxes on its income. Instead, the stockholders are liable for individual federal and state income taxes on their pro rata share of the Company’s income. Distributions are anticipated to be paid to the stockholders to assist them with their individual tax liability resulting from the election. These distributions may be subject to certain limitations and other regulatory restrictions. In addition, there is a corporate level Wisconsin income tax that is imposed on interest income earned on certain investment securities.
The Company may also recognize a liability for unrecognized tax benefits from uncertain tax positions. Unrecognized tax benefits represent the differences between a tax position taken or expected to be taken in a tax return and the benefit recognized and measured in the financial statements. Interest and penalties related to unrecognized tax benefits are classified as income taxes. Management periodically reviews its tax positions to determine if a liability should be recorded. As of December 31, 2016, no liability was accrued related to uncertain tax positions.
At December 31, 2016 federal tax returns remained open for Internal Revenue Service (IRS) review for tax years after 2013, while state tax returns remain open for review by state tax authorities for tax years after 2012.
Off-Balance-Sheet Financial Instruments
In the ordinary course of business, the Company has entered into off-balance-sheet financial instruments including commitments to extend credit, unfunded commitments under lines of credit, and standby letters of credit. Such financial instruments are recorded in the consolidated financial statements when they become payable.
Rate Lock Commitments
The Company enters into commitments to originate loans whereby the interest rate on the loan is determined prior to funding (rate lock commitments). Rate lock commitments on mortgage loans that are intended to be sold are considered to be derivatives. Rate lock commitments are recorded only to the extent of fees received since recording the estimated fair value of these commitments would not have a significant impact on the consolidated financial statements.
Transfers of Financial Assets
Transfers of financial assets are accounted for as sales when control over assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Waupaca Bancorporation, Inc. and Subsidiary

Notes to Consolidated Financial Statements
(in thousands)

Stock Compensation Plans
Employee stock compensation awards are measured at the grant date based on the fair value of the awards. Compensation expense for awards with graded vesting is recognized on a straight-line basis over the service period.
Other Comprehensive Loss
Other comprehensive loss is shown on the consolidated statements of comprehensive loss. The Company’s accumulated other comprehensive income (loss) is comprised of the unrealized gain (loss) on securities available for sale and is shown on the consolidated statements of stockholders’ equity. Reclassification adjustments out of other comprehensive income for gains realized on securities available for sale comprise the entire balance of  “Net gain on sale of securities” in the consolidated statements of operations.
Advertising
Advertising costs are expensed as incurred.
Reclassifications
Certain reclassifications have been made to the 2015 consolidated financial statements to conform to the 2016 classifications.
New Accounting Pronouncements
The following Accounting Standards Updates (ASU) have been issued by the Financial Accounting Standards Board (FASB) and may impact the Company’s consolidated financial statements in future reporting periods.
ASU No. 2014-09, Revenue from Contracts with Customers — The objective of this new standard is to provide a common revenue standard for all entities that enter into contracts with customers to transfer goods or services or contracts to transfer nonfinancial assets. This new accounting standard is effective for financial statements issued for annual reporting periods beginning after December 15, 2018. The Company is evaluating what impact this new standard will have on its financial statements.
ASU No. 2016-02, Leases — When this standard is adopted, the primary accounting change will require lessees to recognize right of use assets and lease obligations for most operating leases as well as finance leases. This new standard is effective for financial statements issued for annual periods beginning after December 15, 2019. The Company is evaluating what impact this new standard will have on its financial statements.
ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments — This standard will significantly change how financial assets measured at amortized cost are presented. Such assets, which include most loans [and securities held to maturity], will be presented at the net amount expected to be collected over their remaining contractual lives. Estimated credit losses will be based on relevant information about historical experience, current conditions, and reasonable and supportable forecasts that affect the collectibility of the reported amounts. The standard will also change the accounting for credit losses related to securities available for sale and purchased financial assets with a more-than-insignificant amount of credit deterioration since origination. This new accounting standard is effective for financial statements issued for annual periods beginning after December 15, 2020. The Company is evaluating what impact this new standard will have on its financial statements.
Subsequent Events
Subsequent events have been evaluated through April 18, 2017, which is the date the financial statements were available to be issued.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Waupaca Bancorporation, Inc. and Subsidiary

Notes to Consolidated Financial Statements
(in thousands)

Note 2   Regulatory Agreement
The Bank is under a Consent Order dated December 17, 2014, with its regulator, the Office of the Comptroller of the Currency (“OCC”) for alleged unsafe or unsound banking practices relating to weaknesses in management and asset quality. Under the terms of the agreement, the Bank is required to:
•
Have and retain qualified management.

•
Implement procedures to ensure Consolidated Reports of Condition and Income (“Call Reports”) and other regulatory reports are accurate.

•
Review and evaluate the Bank’s compensation program for all Bank officers and directors.

•
Ensure Bank management implements and maintains adequate and effective internal controls.

•
Refrain from paying dividends without prior written approval from the OCC.

•
Ensure adherence to a written, comprehensive conflict of interest policy applicable to Bank employees as well as the Bank’s directors.

•
Adopt and ensure compliance with a comprehensive liquidity risk management policy.

•
Maintain an adequate allowance for loan losses balance in accordance with generally accepted accounting principles as well as adopt and implement policies to improve the identification of troubled debt restructurings and nonaccrual loans. In addition, the Bank’s credit underwriting and administration process requires improvements.

Because of the provisions of the Consent Order, the Bank is considered adequately capitalized under the regulatory framework for prompt corrective action (see Note 13). An adequately capitalized bank may not accept, renew, or roll over any brokered deposit unless it has applied for and been granted a waiver of this provision by the Federal Deposit Insurance Corporation (FDIC). Based on the Consent Order, the Bank needs to maintain Tier 1 leverage capital of 9% and total risk-based capital of 13%. In addition, the Bank generally may not pay an effective rate on deposits of more than 75 basis points of the national rate paid on deposits of comparable size and maturity. During March, 2016 the Bank requested a determination from the FDIC that the Bank was operating in a high-rate area. The FDIC determined that the Bank was operating in a high-rate area. This determination allows the Bank to use the prevailing rate in its local area to determine conformance with deposit rate restrictions.
Noncompliance with the Consent Order may prevent the Company from continuing as a going concern. However, management believes it will be able to fully comply with the provisions of the Consent Order. Management has developed a plan to obtain additional liquidity through the contractual pay down of loans, advances from the FHLB, deposits from the Bank’s local market area, as well as obtaining deposits through a listing service. The Company’s main source for borrowing capability is the FHLB; the Company’s available line through the FHLB is subject to change at the discretion of the FHLB. If the Company’s available line of credit with the FHLB were to decline significantly and the Company was not able to obtain other sources for available credit, the Company would need to sell assets or raise deposits in order to continue as a going concern. Management does believe these sources of funds will be sufficient for all liquidity needs. Therefore, management believes the Company will be able to continue as a going concern for a reasonable period of time.
As a result of the Consent Order, the Company’s deposit insurance premiums have increased from historic levels.
The Company has reimbursed Company directors and certain employees for legal expenses incurred in relation to these regulatory proceedings. These legal fee reimbursements totaled approximately $144 and $77 during the years ended December 31, 2016 and 2015, respectively.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Waupaca Bancorporation, Inc. and Subsidiary

Notes to Consolidated Financial Statements
(in thousands)

The Company has also adopted a resolution with the Federal Reserve Bank of Chicago (“Federal Reserve Bank”) which requires the prior approval of the Federal Reserve Bank prior to the Company (1) declaring or paying dividends in excess of shareholder tax liability, (2) increasing debt, (3) issuing trust preferred obligations, or (4) redeeming Company stock.
Note 3   Cash and Cash Equivalents
The Company is required to maintain reserve balances, in cash or on deposit with the Federal Reserve Bank, based upon a percentage of transactional deposits. The total required reserve balance as of December 31, 2016 and 2015, was approximately $2,515 and $2,563, respectively.
In the normal course of business, the Company maintains cash and due from bank balances with correspondent banks. Balances in these accounts may exceed the FDIC’s insured limit of  $250. Management believes these financial institutions have strong credit ratings and that the credit risk related to these deposits is minimal.
Note 4   Securities
The amortized cost and estimated fair value of securities with gross unrealized gains and losses at December 31 follows:
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
2016
Securities available for sale:
U.S. government and agency securities	$502	$—	$1	$501
Obligations of states and political subdivisions	21,543	288	154	21,677
Corporate securities	21,000	—	789	20,211
Certificates of deposit	741	—	—	741
Total securities available for sale	$43,786	$288	$944	$43,130
Securities held to maturity:
Obligations of states and political subdivisions	$10,807	$111	$30	$10,888

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
2015
Securities available for sale:
U.S. government and agency securities	$4,021	$1	$—	$4,022
Obligations of states and political subdivisions	38,234	836	74	38,996
Corporate securities	32,969	39	628	32,380
Government sponsored entity residential mortgage-backed securities	102	3	—	105
Total securities available for sale	$75,326	$879	$702	$75,503
Securities held to maturity:
Obligations of states and political subdivisions	$15,040	$82	$1	$15,121

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Waupaca Bancorporation, Inc. and Subsidiary

Notes to Consolidated Financial Statements
(in thousands)

Fair values of securities are estimated based on financial models or prices paid for similar securities. It is possible interest rates could change considerably resulting in a material change in the estimated fair value.
The following table shows the fair value and gross unrealized losses of securities with unrealized losses at December 31, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position:
	Less Than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
2016
Securities available for sale:
U.S. government and agency securities	$501	$1	$—	$—	$501	$1
Obligations of states and political subdivisions	8,593	154	—	—	8,593	154
Corporate securities	8,460	539	7,750	250	16,210	789
Total securities available for sale	$17,554	$694	$7,750	$250	$25,304	$944
Securities held to maturity – Obligations of states and political subdivisions	$450	$30	$—	$—	$450	$30

	Less Than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
2015
Securities available for sale:
Obligations of states and political subdivisions	$5,728	$74	$—	$—	$5,728	$74
Corporate securities	3,901	100	12,472	528	16,373	628
Total securities available for sale	$9,629	$174	$12,472	$528	$22,101	$702
Securities held to maturity – Obligations of states and political subdivisions	$—	$—	$479	$1	$479	$1

At December 31, 2016, twenty-three debt securities have unrealized losses with aggregate depreciation of 4% from the Company’s amortized cost basis. These unrealized losses relate principally to the changes in interest rates and are not due to changes in the financial condition of the issuer, the quality of any underlying assets, or applicable credit enhancements. In analyzing whether unrealized losses on debt securities are other than temporary, management considers whether the securities are issued by a government body or agency, whether a rating agency has downgraded the securities, industry analysts’ reports, the financial condition and performance of the issuer, and the quality of any underlying assets or credit enhancements. Since management has the ability to hold debt securities for the foreseeable future, no declines are deemed to be other than temporary.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Waupaca Bancorporation, Inc. and Subsidiary

Notes to Consolidated Financial Statements
(in thousands)

The following is a summary of amortized cost and estimated fair value of securities by contractual maturity as of December 31, 2016. Contractual maturities will differ from expected maturities for mortgage-backed securities because borrowers may have the right to call or prepay obligations without penalties.
	Available for Sale		Held to Maturity
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Due in one year or less	$100	$100	$—	$—
Due after one year through five years	13,933	13,678	788	823
Due after five years through ten years	9,496	8,983	4,811	4,865
Due after ten years	20,257	20,369	5,208	5,200
Totals	$43,786	$43,130	$10,807	$10,888

Following is a summary of the proceeds from sales of securities available for sale, as well as gross gains and losses for the years ended December 31:
	2016	2015
Proceeds from sale of securities	$25,243	$3,274
Gross gains on sales	128	101
Gross losses on sales	114	—
As of December 31, 2016, the amortized cost and fair value of securities pledged to secure public deposits and for other purposes required or permitted by law was $1,596 and $1,581, respectively. As of December 31, 2015, the amortized cost and fair value of securities pledged to secure public deposits and for other purposes required or permitted by law was $1,361 and $1,377, respectively.
Note 5   Loans
The following table presents total loans at December 31 by portfolio segment and class of loan:
	2016	2015
Commercial:
Commercial and industrial	$31,348	$36,000
Commercial real estate	187,230	208,725
Agriculture	67,559	66,054
Residential real estate	96,707	108,976
Consumer	7,145	8,982
Subtotals	389,989	428,737
Allowance for loan losses	(18,563)	(18,356)
Deferred loan fees	(42)	(49)
Loans, net	$371,384	$410,332

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Waupaca Bancorporation, Inc. and Subsidiary

Notes to Consolidated Financial Statements
(in thousands)

Analysis of the allowance for loan losses for the years ended December 31, 2016 and 2015, follows:
	Commercial	Residential	Consumer	Totals
Balance at January 1, 2015	$16,639	$2,697	$270	$19,606
Provision for loan losses	3,095	433	142	3,670
Loans charged off	(4,696)	(500)	(123)	(5,319)
Recoveries of loans previously charged off	259	121	19	399
Balance at December 31, 2015	15,297	2,751	308	18,356
Provision for loan losses	8,072	2,410	18	10,500
Loans charged off	(10,206)	(1,004)	(104)	(11,314)
Recoveries of loans previously charged off	979	17	25	1,021
Balance at December 31, 2016	$14,142	$4,174	$247	$18,563
Allowance for loan losses at December 31, 2016:
Individually evaluated for impairment	$553	$130	$45	$728
Collectively evaluated for impairment	13,589	4,044	202	17,835
Totals	$14,142	$4,174	$247	$18,563
Allowance for loan losses at December 31, 2015:
Individually evaluated for impairment	$1,532	$96	$6	$1,634
Collectively evaluated for impairment	13,765	2,655	302	16,722
Totals	$15,297	$2,751	$308	$18,356

Analysis of loans evaluated for impairment as of December 31, 2016 and 2015, follows:
	Commercial	Residential	Consumer	Totals
Loans at December 31, 2016:
Individually evaluated for impairment	$55,831	$7,392	$190	$63,413
Collectively evaluated for impairment	230,306	89,315	6,955	326,576
Totals	$286,137	$96,707	$7,145	$389,989
Loans at December 31, 2015:
Individually evaluated for impairment	$50,120	$11,147	$264	$61,531
Collectively evaluated for impairment	260,659	97,829	8,718	367,206
Totals	$310,779	$108,976	$8,982	$428,737

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Waupaca Bancorporation, Inc. and Subsidiary

Notes to Consolidated Financial Statements
(in thousands)

Information regarding impaired loans for the year ended December 31, 2016, follows:
	Recorded Investment	Principal Balance	Related Allowance	Average Investment	Interest Recognized
Loans with no related allowance for loan losses:
Commercial and industrial	$3,304	$4,335	N/A	$4,782	$194
Commercial real estate	31,388	36,896	N/A	30,743	1,861
Agriculture	18,250	18,280	N/A	9,044	682
Residential real estate	6,626	8,081	N/A	8,109	345
Consumer	29	29	N/A	135	2
Totals	59,597	67,621	N/A	52,812	3,084
Loans with an allowance for loan losses:
Commercial and industrial	2,013	2,052	248	2,677	129
Commercial real estate	404	623	222	2,903	36
Agriculture	472	503	83	242	29
Residential real estate	766	782	130	1,163	40
Consumer	161	231	45	93	12
Totals	3,816	4,191	728	7,077	246
Grand totals	$63,413	$71,812	$728	$59,889	$3,330

Information regarding impaired loans for the year ended December 31, 2015 follows:
	Recorded Investment	Principal Balance	Related Allowance	Average Investment	Interest Recognized
Loans with no related allowance for loan losses:
Commercial and industrial	$6,260	$7,295	N/A	$5,188	$218
Commercial real estate	30,079	32,920	N/A	23,066	1,566
Agriculture	4,957	5,632	N/A	2,930	77
Residential real estate	9,587	10,100	N/A	8,526	474
Consumer	240	307	N/A	186	17
Totals	51,123	56,254	N/A	39,896	2,352
Loans with an allowance for loan losses:
Commercial and industrial	3,340	3,534	718	3,411	200
Commercial real estate	5,199	5,249	664	10,399	293
	285	601	150	143	18
Residential real estate	1,560	1,562	96	1,213	87
Consumer	24	25	6	42	2
Totals	10,408	10,971	1,634	15,208	600
Grand totals	$61,531	$67,225	$1,634	$55,104	$2,952

No additional funds are committed to be advanced in connection with impaired loans.
Impaired loans at December 31, 2015, include related-party loans with a principal balance of  $4,960. At December 31, 2016 there were no related-party impaired loans.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Waupaca Bancorporation, Inc. and Subsidiary

Notes to Consolidated Financial Statements
(in thousands)

The Company regularly evaluates various attributes of loans to determine the appropriateness of the allowance for loan losses. The credit quality indicators monitored differ depending on the segment of loan.
Commercial loans are generally evaluated using the following internally prepared ratings:
•
“Pass” ratings are assigned to loans with adequate collateral and debt service ability such that collectibility of the contractual loan payments is highly probable.

•
“Watch/special mention” ratings are assigned to loans where management has some concern that the collateral or debt service ability may not be adequate, though the collectibility of the contractual loan payments is still probable.

•
“Substandard” ratings are assigned to loans that do not have adequate collateral and/or debt service ability such that collectibility of the contractual loan payments is no longer probable.

•
“Doubtful” ratings are assigned to loans that do not have adequate collateral and/or debt service ability, and collectibility of the contractual loan payments is unlikely.

Residential real estate and consumer loans are generally evaluated based on whether or not the loan is performing according to the contractual terms of the loan.
Information regarding the credit quality indicators most closely monitored for commercial loans by class as of December 31 follows:
	Pass	Watch/Special Mention	Substandard	Doubtful	Totals
2016
Commercial and industrial	$15,778	$10,935	$4,635	$—	$31,348
Commercial real estate	79,187	56,753	51,290	—	187,230
Agriculture	20,848	7,122	39,589	—	67,559
Totals	$115,813	$74,810	$95,514	$—	$286,137
2015
Commercial and industrial	$17,564	$5,682	$12,754	$—	$36,000
Commercial real estate	89,578	55,717	63,430	—	208,725
Agriculture	23,726	19,716	22,612	—	66,054
Totals	$130,868	$81,115	$98,796	$—	$310,779

Information regarding the credit quality indicators most closely monitored for residential real estate and consumer loans as of December 31 follows:
	Performing	Non-performing	Totals
2016
Residential real estate	$91,850	$4,857	$96,707
Consumer	6,955	190	7,145
Totals	$98,805	$5,047	$103,852
2015
Residential real estate	$101,126	$7,850	$108,976
Consumer	8,706	276	8,982
Totals	$109,832	$8,126	$117,958

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Waupaca Bancorporation, Inc. and Subsidiary

Notes to Consolidated Financial Statements
(in thousands)

Loan aging information by class of loan as of December 31, 2016, follows:
	Loans Past Due 30 – 89 Days	Loans Past Due 90+ Days	Total Past Due Loans
Commercial and industrial	$131	$1,305	$1,436
Commercial real estate	4,890	5,816	10,706
Agriculture	171	2,285	2,456
Residential real estate	1,407	2,212	3,619
Consumer	109	4	113
Totals	$6,708	$11,622	$18,330

	Total Past Due Loans	Total Current Loans	Total Loans	Loans 90+ Days Past Due and Accruing Interest	Total Nonaccrual Loans
Commercial and industrial	$1,436	$29,912	$31,348	$—	$1,309
Commercial real estate	10,706	176,54	187,230	—	17,134
Agriculture	2,456	65,103	67,559	—	2,950
Residential real estate	3,619	93,088	96,707	—	4,857
Consumer	113	7,028	7,145	4	190
Totals	$18,330	$371,655	$389,989	$4	$26,440

Loan aging information by class of loan as of December 31, 2015, follows:
	Loans Past Due 30 – 89 Days	Loans Past Due 90+ Days	Total Past Due Loans
Commercial and industrial	$1,269	$2,069	$3,338
Commercial real estate	2,343	3,131	5,474
Agriculture	1,704	1,531	3,235
Residential real estate	4,397	1,743	6,140
Consumer	100	58	158
Totals	$9,813	$8,532	$18,345

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Waupaca Bancorporation, Inc. and Subsidiary

Notes to Consolidated Financial Statements
(in thousands)

	Total Past Due Loans	Total Current Loans	Total Loans	Loans 90+ Days Past Due and Accruing Interest	Total Nonaccrual Loans
Commercial and industrial	$3,338	$32,662	$36,000	$454	$9,405
Commercial real estate	5,474	203,251	208,725	145	12,330
Agriculture	3,235	62,819	66,054	—	2,007
Residential real estate	6,140	102,836	108,976	—	7,850
Consumer	158	8,824	8,982	1	276
Totals	$18,345	$410,392	$428,737	$600	$31,868

When, for economic or legal reasons related to the borrower’s financial difficulties, the Company grants a concession to the borrower that the Company would not otherwise consider, the modified loan is classified as a troubled debt restructuring. Loan modifications may consist of forgiveness of interest and/or principal, a reduction of the interest rate, interest-only payments for a period of time, and/or extending amortization terms.
The following presents information regarding modifications of loans classified as troubled debt restructurings during the years ended December 31. All troubled debt restructurings are classified as impaired loans. The recorded investment presented in the following tables does not include specific reserves for loan losses recognized for these loans, which totaled $54 and $0 at December 31, 2016 and 2015, respectively.
	Number of Contracts	Pre- Modification Investment	Post- Modification Investment
2016
New troubled debt restructurings:
Commercial and industrial	7	$1,175	$1,175
Commercial real estate	20	9,975	9,975
Agriculture	29	15,697	15,697
Residential real estate	12	1,111	1,111
Consumer	2	13	13
Totals	70	$27,971	$27,971
2015
New troubled debt restructurings:
Commercial and industrial	8	$5,550	$5,550
Commercial real estate	37	16,063	15,933
Agriculture	13	5,079	5,079
Residential real estate	32	6,303	6,303
Consumer	8	301	301
Totals	98	$33,296	$33,166

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Waupaca Bancorporation, Inc. and Subsidiary

Notes to Consolidated Financial Statements
(in thousands)

The Company considers a troubled debt restructuring in default if it becomes past due more than 30 days. The following table summarizes troubled debt restructurings that defaulted within 12 months of their modification date during the years ended December 31.
	Number of Contracts	Recorded Investment
2016
Troubled debt restructurings that defaulted:
Commercial real estate	3	3,108
Residential real estate	3	159
Totals	6	$3,267
2015
Troubled debt restructurings that defaulted:
Commercial and industrial	3	$2,136
Commercial real estate	7	3,627
Agriculture	6	1,016
Residential real estate	8	1,390
Consumer	2	20
Totals	26	$8,189

Directors, executive officers, principal stockholders of the Company, including their families and firms in which they are principal owners, are considered to be related parties. Substantially all loans to these related parties were made on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others and did not involve more than the normal risk of collectibility or present other unfavorable features.
A summary of loans to directors, executive officers, principal stockholders, and their affiliates as of December 31 is as follows:
	2016	2015
Balance at beginning	$5,998	$9,454
Adjustments due to changes in directors, executive officers, and/or principal stockholders	(5,755)	(1,544)
New loans	231	748
Repayments	(95)	(2,660)
Balance at end	$379	$5,998

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Waupaca Bancorporation, Inc. and Subsidiary

Notes to Consolidated Financial Statements
(in thousands)

At December 31 related-party loans classified as past due or nonaccrual consisted of the following:
	2016	2015
Current loans classified as nonaccrual	$—	$560
Loans past due 30 – 89 days	—	3,412
Loans past due 90+ days	—	988
Total nonperforming related-party loans	$—	$4,960

During 2016, related party loans of  $2,469 were charged off.
Note 6   Premises and Equipment
An analysis of premises and equipment at December 31 follows:
	2016	2015
Land	$1,308	$1,308
Buildings	8,084	8,053
Furniture and equipment	8,281	8,214
Subtotals	17,673	17,575
Less – Accumulated depreciation and amortization	8,521	8,000
Premises and equipment, net	$9,151	$9,575

Depreciation and amortization of premises and equipment charged to operating expense totaled $596 and $588 in 2016 and 2015, respectively.
The Company also leases a branch under a non-cancelable operating lease. Rent expense for the lease was $36 during 2016 and 2015. The lease expires in January 2019 and the Company has future non-cancelable rental payments of  $36 during 2017 and 2018 and $3 during 2019.
Note 7   Intangible Assets and Goodwill
The intangible asset consisted of a core-deposit premium. At December 31, 2015 the Company determined the asset was fully impaired and recorded impairment expense of  $523.
During the year ended December 31, 2015, the Company recorded goodwill impairment charges totaling $11,316. The Company tested its goodwill impairment under the provisions of ASC 350, Intangibles — Goodwill and Other. The impairment charges recorded were precipitated by a sustained increase in the ratio of the Bank’s nonperforming assets to total assets, sustained levels of lower earnings by the Company, as well as a deterioration in the Company’s projected earnings, operating profits, and cash flows.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Waupaca Bancorporation, Inc. and Subsidiary

Notes to Consolidated Financial Statements
(in thousands)

Note 8   Other Real Estate Owned
A summary of activity in other real estate owned for the years ended December 31 is as follows:
	2016	2015
Balance at beginning	$5,140	$10,712
Acquired in settlement of loans	2,811	2,636
Sale proceeds	(2,896)	(5,180)
Loans made on sale of other real estate owned	(228)	—
Net loss from sale of other real estate owned	(388)	(728)
Provision for write-down charged to operations	(500)	(2,300)
Balance at end	$3,939	$5,140

Net gain and loss from the sale of other real estate owned, the provision to expense for the partial write-down of other real estate owned prior to sale, as well as periodic holding costs are recorded as other real estate owned expense.
As of December 31, 2016, and 2015 balances of other real estate owned classified as residential real estate totaled $513 and $732, respectively. Residential real estate loans in the process of foreclosure totaled $529 at December 31, 2016, and $404 at December 31, 2015.
At December 31, 2016, $2,054 of other real estate owned was being leased under leases with original terms between three and five years. The leases provide the lessor with an option to purchase the other real estate owned during the term of the lease. No other real estate owned was leased at December 31, 2015.
Note 9   Deposits
Time deposits of  $250 or more totaled $26,959 and $60,560 at December 31, 2016 and 2015, respectively.
The scheduled maturities of time deposits at December 31, 2016, are summarized as follows:
2016	$173,120
2017	55,064
2018	4,471
2019	229
2020	70
Thereafter	202
Total	$233,156

Brokered deposits included in time deposits on the balance sheets totaled approximately $0 and $38,036 at December 31, 2016 and 2015, respectively.
Deposits from directors, executive officers, principal stockholders, and their affiliates totaled $1,958 and $2,127 as of December 31, 2016 and 2015, respectively.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Waupaca Bancorporation, Inc. and Subsidiary

Notes to Consolidated Financial Statements
(in thousands)

Note 10   Borrowed Funds
Borrowed funds consist of the following at December 31:
	2016		2015
	Rates	Amount	Rates	Amount
Federal Home Loan Bank – Open line of credit, adjustable rate	—	$—	0.30%	$9,000

The Company has a master contract agreement with the FHLB that provides for borrowing up to the maximum of 56% of the book value of the Company’s qualifying one- to four-family residential real estate loans and up to the maximum of 41% of the book value of the Company’s qualifying commercial and commercial real estate loans. At December 31, 2016, qualifying one- to four-family residential real estate loans pledged as collateral totaled $67,485 and qualifying commercial and commercial real estate loans pledged as collateral totaled $69,317. The FHLB provides both fixed and floating rate borrowings. Floating rates are tied to short-term market rates of interest, such as London InterBank Offered Rate (LIBOR), federal funds, or treasury bill rates. Term borrowings with call provisions permit the FHLB to request payment beginning on the call date and quarterly thereafter. FHLB term borrowings are subject to a prepayment penalty if they are repaid prior to maturity. FHLB borrowings are also secured by $1,588 of FHLB stock owned by the Company at December 31, 2016 and 2015. At December 31, 2016, the Company’s available and unused portion of this borrowing, without the purchase of additional FHLB stock, totaled $35,274. The Company’s total available borrowings through the FHLB at December 31, 2016, would increase to $66,289 with the purchase of additional FHLB stock totaling $1,396.
Note 11   Employee Benefit Plans
The Company sponsors a 401(k) profit sharing plan which includes an Employee Stock Ownership Plan component (the “Plan”) covering substantially all employees. Employees may elect to contribute up to 20% of their compensation, subject to certain limitations based on federal tax laws. The Company matches 100% of employee contributions up to 4% of base compensation that an employee contributes in addition to a discretionary profit sharing contribution. Matching contributions vest to the employee immediately, while discretionary profit sharing contributions vest equally over a six-year period. Profit sharing expense charged to operations was $239 and $274 for 2016 and 2015, respectively.
The Plan enables active participants to direct all or a portion of their account balances to be invested in Company stock. Any purchase of Company stock is dependent on the actions of the Company’s board of directors to allow the Company stock component to be open to participants.
Participants have the right to diversify the Company stock component of their account balances once they have attained both age 55 and 10 years of participation under the Plan. The right to diversify includes the right to sell a cumulative total of 25% of the units of the Company’s stock held in the participant’s account back to the Company and to transfer the proceeds into other investment accounts under the Plan, starting with the first plan year following the plan year in which the participant is first eligible to diversify. In the sixth subsequent plan year, the percentage is increased to 50%.
During 2014, the Plan was amended to allow current employees who have reached the age of 65 and completed at least 20 years of participation in the Plan to elect to diversify the lesser of 25% of their Company stock account or $150,000 during a “diversification window.” The diversification window is the 90-day period beginning January 1 of each plan year. All diversification requests received during the diversification window are to be completed by no later than the December 31 immediately following the end of the diversification window.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Waupaca Bancorporation, Inc. and Subsidiary

Notes to Consolidated Financial Statements
(in thousands)

At December 31, 2016, Company common stock valued at $923 in the Plan has been requested for distribution by Plan participants. The Plan and the Company currently do not have a source of funds to process the distribution requests. Any distributions funded through purchase of Company stock held in the Plan by the Company requires approval of the Federal Reserve Bank (Note 2). In addition, any Bank dividends to the Company to provide the Company with funds to purchase the stock requires approval of the OCC (Note 2) and the Federal Reserve Bank.
Distribution of Company stock occurs only at stated diversification windows, termination of employment, death, or disability. At the time of distribution, payment may be made using available cash in the Plan. The Trustee also has the right to put back the stock to the Company. Due to the Company’s resolution with the Federal Reserve Bank (Note 2), any Company repurchase of Company stock held in the Plan would need to be approved by the Federal Reserve Bank. To date, requests for repurchase have not been approved by the Federal Reserve Bank. For the years ended December 31, 2016 and 2015, the Company’s maximum repurchase obligation of Company stock in the Plan was valued at $3,455 and $5,131, respectively.
Note 12   Stock Based Compensation
Under a specific agreement with one employee the Company granted 22 shares of restricted stock during 2016. At grant date, the estimated fair value of shares was equal to the estimated fair value of the stock.
Following is a summary of activity in nonvested shares for the year ended December 31, 2016:
	2016
	Number of Shares	Weighted Average Grant Date Fair Value
Nonvested at beginning of year	—	$—
Granted during the year	22	4,506.00
Vested during the year	(1)	4,506.00
Nonvested for grant at end of year	21	$4,506.00
Available for grant at end of year	—

The total fair value of shares vested was $5 during 2016. There were no shares vested at December 31, 2015 and therefore no compensation expense.
Compensation expense recognized for shares vested totaled $5 during 2016. As of December 31, 2016 the unrecognized compensation cost related to outstanding nonvested shares was $94, which is expected to be recognized over a vesting period of three years.
The Company has a policy of issuing shares of treasury stock to satisfy awards under the stock compensation plan.
Note 13   Stockholders’ Equity and Regulatory Matters
Under the terms of the Bank’s Consent Order (see Note 2), the Bank can only pay dividends with the prior written approval of the OCC. As also detailed in Note 2, the Company requires the prior approval of the Federal Reserve Bank prior to declaring and paying dividends.
The Bank is subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements. Under capital adequacy guidelines and the

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Waupaca Bancorporation, Inc. and Subsidiary

Notes to Consolidated Financial Statements
(in thousands)

regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.
Beginning in 2015 the Bank is subject to a new capital adequacy framework called Basel III. Basel III includes several changes to the capital adequacy guidelines, including a new Common Equity Tier 1 capital requirement, increases in the minimum required Tier 1 risk-based capital ratios, and other changes to the calculation of regulatory capital and risk-weighted assets.
Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table). It is management’s opinion, as of December 31, 2016, that the Bank meet all applicable capital adequacy requirements.
Although the Bank’s regulatory capital ratios meet the requirements to be considered well capitalized at December 31, 2016, the Bank is only adequately capitalized under the regulatory framework for prompt corrective action due to stipulations of the Bank’s consent order with the OCC (Note 2). To be categorized as well capitalized, the Bank would normally be required to maintain minimum capital ratios as set forth in the table. There are no conditions or events since notification which management believes have changed the Bank’s adequately capitalized classification.
The Bank’s actual capital amounts and ratios as of December 31, are presented in the following table:
	Actual		For Capital Adequacy Purposes			To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount		Ratio	Amount		Ratio
2016
Common Equity Tier 1 capital (to risk-weighted assets)	$71,852	18.2%	≥$	17,784	≥4.5%	≥$	25,688	≥6.5%
Tier I capital (to risk-weighted assets)	$71,852	18.2%	≥$	23,712	≥6.0%	≥$	31,616	≥8.0%
Total capital (to risk-weighted assets)	$76,960	19.5%	≥$	51,375	≥13.0%(1)
Tier I capital (to average assets):	$71,852	14.7%	≥$	44,001	≥9.0%(1)
2015
Common Equity Tier 1 capital (to risk-weighted assets)	$78,342	17.2%	≥$	20,538	≥4.5%	≥$	29,666	≥6.5%
Tier I capital (to risk-weighted assets)	$78,342	17.2%	≥$	27,384	≥6.0%	≥$	36,512	≥8.0%
Total capital (to risk-weighted assets)	$84,203	18.5%	≥$	59,333	≥13.0%(1)
Tier I capital (to average assets):	$78,342	14.3%	≥$	49,245	≥9.0%(1)

(1)
Capital ratio to be considered adequately capitalized based on Bank’s Consent Order.

Note 14   Commitments, Contingencies, and Credit Risk
Financial Instruments With Off-Balance-Sheet Credit Risk
The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Waupaca Bancorporation, Inc. and Subsidiary

Notes to Consolidated Financial Statements
(in thousands)

The Company’s exposure to credit loss is represented by the contractual, or notional, amount of these commitments. The Company follows the same credit policies in making commitments as it does for on-balance-sheet instruments. Since some of the commitments are expected to expire without being drawn upon and some of the commitments may not be drawn upon to the total extent of the commitment, the notional amount of these commitments does not necessarily represent future cash requirements.
The following commitments were outstanding at December 31:
	Notional Amount
	2016	2015
Commitments to extend credit	$2,551	$2,225
Unfunded commitments under lines of credit	21,171	24,110
Credit card commitments	1,633	1,700
Standby letters of credit	369	1,209
Commitments to extend credit are agreements to lend to a customer at fixed or variable rates as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The amount of collateral obtained upon extension of credit is based on management’s credit evaluation of the customer. Collateral held varies but may include accounts receivable; inventory; property, plant, and equipment; real estate; and stocks and bonds.
Unfunded commitments under lines of credit are commitments for possible future extensions of credit to existing customers. These lines of credit may or may not require collateral and may or may not contain a specific maturity date.
Credit card commitments are commitments on credit cards issued by the Company and serviced by other companies. These commitments are unsecured.
Standby letters of credit are conditional lending commitments issued by the Company to guarantee the performance of a customer to a third party. Generally all standby letters of credit issued have expiration dates within one year. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company generally holds collateral supporting these commitments. Standby letters of credit are not reflected in the consolidated financial statements since recording the fair value of these guarantees would not have a significant impact on the consolidated financial statements.
Legal Contingencies
Various legal claims arise from time to time in the normal course of business. In the opinion of management, any liability resulting from such proceedings would not have a material impact on the consolidated financial statements.
Concentration of Credit Risk
The majority of the Company’s loans, commitments, and standby letters of credit have been granted to customers in the Company’s market area. The concentrations of credit by type are set forth in Note 5. Standby letters of credit were granted primarily to commercial borrowers. Management believes the diversity of the local economy will prevent significant losses in the event of an economic downturn.
Note 15   Fair Value Measurements
Accounting standards describe three levels of inputs that may be used to measure fair value (the fair value hierarchy). The level of an asset or liability within the fair value hierarchy is based on the lowest level of input significant to the fair value measurement of that asset or liability.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Waupaca Bancorporation, Inc. and Subsidiary

Notes to Consolidated Financial Statements
(in thousands)

Following is a brief description of each level of the fair value hierarchy:
Level 1 — Fair value measurement is based on quoted prices for identical assets or liabilities in active markets.
Level 2 — Fair value measurement is based on: (1) quoted prices for similar assets or liabilities in active markets; (2) quoted prices for identical or similar assets or liabilities in markets that are not active; or (3) valuation models and methodologies for which all significant assumptions are or can be corroborated by observable market data.
Level 3 — Fair value measurement is based on valuation models and methodologies that incorporate at least one significant assumption that cannot be corroborated by observable market data. Level 3 measurements reflect the Company’s estimates about assumptions market participants would use in measuring fair value of the asset or liability.
Some assets and liabilities, such as securities available for sale, are measured at fair value on a recurring basis under accounting principles generally accepted in the United States. Other assets and liabilities, such as impaired loans, and other real estate owned may be measured at fair value on a nonrecurring basis.
Following is a description of the valuation methodology and significant inputs used for each asset measured at fair value on a recurring or nonrecurring basis, as well as the classification of the asset within the fair value hierarchy.
Securities available for sale — Securities available for sale are classified as Level 2 measurements within the fair value hierarchy. Level 2 securities include U.S. government and agency securities, obligations of states and political subdivisions, corporate debt securities, mortgage-backed securities, and certificates of deposit. The fair value measurement of a Level 2 security is obtained from an independent pricing service and is based on recent sales of similar securities and other observable market data.
Loans — Loans are not measured at fair value on a recurring basis. However, loans considered to be impaired may be measured at fair value on a nonrecurring basis. The fair value measurement of an impaired loan that is collateral dependent is based on the fair value of the underlying collateral. All other impaired loan measurements are based on the present value of expected future cash flows discounted at the applicable effective interest rate and, thus, are not fair value measurements. Fair value measurements of underlying collateral utilize some observable market data, such as independent appraisals reflecting recent comparable sales; however, they also include significant management estimates about assumptions market participants would use to measure fair value and are therefore considered Level 3 measurements.
Other real estate owned — Real estate acquired through or in lieu of loan foreclosure is not measured at fair value on a recurring basis. However, other real estate is initially measured at fair value (less estimated costs to sell) when it is acquired and may also be measured at fair value (less estimated costs to sell) if it becomes subsequently impaired. The fair value measurement for each property may be obtained from an independent appraiser or prepared internally. Fair value measurements obtained from independent appraisers generally utilize a market approach based on sales of comparable assets and/or an income approach. Such measurements are usually considered Level 2 measurements. However, management routinely evaluates fair value measurements of independent appraisers by comparing actual selling prices to the most recent appraisals. If management determines significant adjustments should be made to the independent appraisals based on these evaluations, these measurements are considered Level 3 measurements. Fair value measurements prepared internally are based on management’s comparisons to sales of comparable assets, but include significant unobservable data and are therefore considered Level 3 measurements.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Waupaca Bancorporation, Inc. and Subsidiary

Notes to Consolidated Financial Statements
(in thousands)

Information regarding the fair value of assets measured at fair value on a recurring basis as of December 31 follows:
	Assets Measured at Fair Value	Recurring Fair Value Measurements Using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
2016
Assets:
Securities available for sale:
U.S. government and agency securities	$501	$—	$501	$—
Obligations of states and political subdivisions	21,677	—	21,677	—
Corporate securities	20,211	—	20,211	—
Certificates of deposit	741	—	741	—
Total assets	$43,130	$—	$43,130	$—
2015
Assets:
Securities available for sale:
U.S. government and agency securities	$4,022	$—	$4,022	$—
Obligations of states and political subdivisions	38,996	—	38,996	—
Corporate securities	32,380	—	32,380	—
Government sponsored entity residential mortgage-backed securities	105	—	105	—
Total assets	$75,503	$—	$75,503	$—

Information regarding the fair value of assets measured at fair value on a nonrecurring basis as of December 31 follows.
	Assets Measured at Fair Value	Nonrecurring Fair Value Measurements Using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
2016
Loans	$3,088	$—	$—	$3,088
Other real estate owned	3,939	—	—	3,939
Totals	$7,027	$—	$—	$7,027
2015
Loans	$8,774	$—	$—	$8,774
Other real estate owned	5,140	—	—	5,140
Totals	$13,914	$—	$—	$13,914

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
Waupaca Bancorporation, Inc. and Subsidiary

Notes to Consolidated Financial Statements
(in thousands)

At December 31, 2016, loans with a carrying amount of  $3,816 were considered impaired and were written down to their estimated fair value of  $3,088. As a result, the Company recognized a specific valuation allowance against these impaired loans totaling $728 at December 31, 2016. At December 31, 2015, loans with a carrying amount of  $10,408 were considered impaired and were written down to their estimated fair value of  $8,774. As a result, the Company recognized a specific valuation allowance against these impaired loans totaling $1,634 at December 31, 2015.
During 2016, other real estate owned with a fair value of  $2,811 was acquired through or in lieu of foreclosure. During 2016, other real estate owned with a carrying amount of  $4,439 was written down to fair value of  $3,939. As a result, an impairment charge of  $500 was included in earnings for the year ended December 31, 2016. During 2015, other real estate owned with a fair value of  $2,636 was acquired through or in lieu of foreclosure. During 2015, other real estate owned with a carrying amount of  $7,440 was written down to fair value of  $5,140. As a result, an impairment charge of  $2,300 was included in earnings for the year ended December 31, 2015.
The following presents quantitative information about nonrecurring Level 3 fair value measurements at December 31:
Asset	Fair Value	Valuation Techniques	Unobservable Inputs	Range/ Weighted Average
2016
Impaired loans	$3,088	Market and/or Income Approach	Management discount on appraised values	5% – 15%
Other real estate owned	3,939	Market and/or Income Approach	Management discount on appraised values	5% – 15%
2015
Impaired loans	8,774	Market and/or Income Approach	Management discount on appraised values	5% – 15%
Other real estate owned	5,140	Market and/or Income Approach	Management discount on appraised values	5% – 15%
Note 16   Stockholder Agreement
Under a Stockholder Agreement (the “Agreement”) dated October 31, 2007, Stockholders have the right to provide written notice to the Company indicating their desire to sell all or a portion of their stock holdings at a formula price defined in the Agreement. If the Company or another shareholder does not purchase the stock for the formula price within 120 days after written notice is given, the seller may within 30 days provide the Company with written notice requiring the Company to effect a coordinated transaction. The Agreement indicates a coordinated transaction is a transaction that is approved by the Board of Directors of the Company, which results in each shareholder receiving the same consideration per share of stock in cash. The Company is required under the Agreement to take all steps necessary to arrange for a coordinated transaction as promptly as reasonably practicable. As of December 31, 2016, various stockholders (representing approximately 29% of the outstanding shares) have provided written notice to the Company requesting a coordinated transaction.
Note 17   Subsequent Event
On April 7, 2017 the Company signed a settlement agreement with a former employee. Under the terms of the settlement agreement the former employee agreed to pay the Company $1,600 in the form of a promissory note secured by Company stock.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
ITEM 14.
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

On February 27, 2018, our Audit Committee approved the dismissal of Porter Keadle Moore, LLC (“PKM”) from its role as our independent auditor for the Company. On May 24, 2018, PKM was engaged on a one-time basis to reissue its report on the Company’s consolidated financial statements for the years ended December 31, 2017 and 2016 under the standards of the Public Company Accounting Oversight Board.
The reports of PKM on our consolidated financial statements for the years ended December 31, 2017 and 2016, which are included herein, did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.
During the years ended December 31, 2016 and 2017, and the subsequent interim period from January 1, 2018 through February 27, 2018 and from May 24, 2018 to            , 2018, (i) we had no disagreements with PKM on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PKM, would have caused PKM to make reference to the subject matter of the disagreements in connection with its report on the consolidated financial statements for such periods, and (ii) there were no “reportable events” as defined in Item 304(a)(1)(v) of Regulation S-K.
We provided PKM with a copy of this disclosure prior to its filing and requested that PKM furnish it with a letter addressed to the SEC stating whether it agrees with the above statements and, if not, stating the respect in which it does not agree. A copy of PKM’s letter, dated           , 2018 is attached as Exhibit   to this Form 10.
On February 27, 2018, our Audit Committee approved the engagement of CliftonLarsonAllen LLP as our new independent registered public accounting firm. We did not consult CliftonLarsonAllen LLP regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, or (ii) any matter that was the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K) or any reportable event (as described in Item 304(a)(1)(v) of Regulation S-K), during the years ended December 31, 2017 and 2016.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
ITEM 15.   FINANCIAL STATEMENTS AND EXHIBITS
(a) FINANCIAL STATEMENTS.   The following financial statements are included in this report:
The financial statements and financial statement schedules are filed as part of this registration statement and begin on page 104 and index thereto is included in Item 13.
(b) EXHIBITS.   The following exhibits are included as part of this report:
Exhibit No.	Description
2.1	Agreement and Plan of Merger by and among Bank First National Corporation, BFNC Merger Sub, LLC, and Waupaca Bancorporation, Inc., dated as of May 11, 2017 and as amended on July 20, 2017*
3.1	Restated Articles of Incorporation of Bank First National Corporation*
3.2	Amended and Restated Bylaws of Bank First National Corporation*
4.1	Form of Certificate of Common Stock of Bank First National Corporation*
10.1	Bank First National Corporation 2011 Equity Plan*
16.1	Letter from Porter Keadle Moore, LLC, dated, 2018, regarding change in accountant*
21.1	Subsidiaries of Bank First National Corporation*

*
To be filed by amendment.

Confidential Treatment Requested by Bank First National Corporation
Pursuant to 17. C.F.R. Section 200.83
SIGNATURES
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement on Form 10 to be signed on its behalf by the undersigned, thereunto duly authorized.
BANK FIRST NATIONAL CORPORATION
, 2018	By: Michael B. Molepske Chief Executive Officer and President (Principal Executive Officer)